   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996.

                                                      REGISTRATION NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               TECO ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           FLORIDA                            4931                          59-2052286
 (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
               OF                 CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)
INCORPORATION OR ORGANIZATION)

                            ------------------------

                               TECO ENERGY, INC.

                           702 NORTH FRANKLIN STREET
                              TAMPA, FLORIDA 33602
                                 (813) 228-4111
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICER)

                            ------------------------

                                ROGER H. KESSEL

             SENIOR VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                               TECO ENERGY, INC.
                           702 NORTH FRANKLIN STREET
                              TAMPA, FLORIDA 33602
                                 (813) 228-4111
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                            ------------------------

                                WITH A COPY TO:
                              STANLEY KELLER, ESQ.

                               PALMER & DODGE LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-0100

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger described in the enclosed Prospectus and Proxy Statement have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


===========================================================================================================
           TITLE OF EACH CLASS OF                                  PROPOSED MAXIMUM         AMOUNT OF
              SECURITIES TO BE                    AMOUNT TO       AGGREGATE OFFERING      REGISTRATION
                 REGISTERED                   BE REGISTERED(1)           PRICE                 FEE
-----------------------------------------------------------------------------------------------------------
 Common Stock,
   $1.00 par value..........................   13,483,146 shares    $106,634,000(2)       $32,313.33(2)
===========================================================================================================


(1) Based upon the Registrant's estimate of the maximum number of shares that may be issued in the Merger described herein.

(2) Estimated solely for purposes of calculating the registration fee, in accordance with Rule 457(f) under the Securities Act of 1933, as amended. Pursuant to Rule 457(f), the maximum aggregate offering price is equal to the book value of shares of Lykes Energy, Inc. stock to be exchanged in the Merger, computed as of September 30, 1996.

                           ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                               LYKES ENERGY, INC.
                            111 EAST MADISON STREET
                              TAMPA, FLORIDA 33602

                                                               November   , 1996

Dear Shareholder:

     Enclosed please find the Prospectus/Proxy Statement relating to the solicitation of written consents to approve certain actions in lieu of holding a special meeting of the shareholders of Lykes Energy, Inc. ("LEI"). The LEI Board of Directors is asking that you return your consents to approve and adopt the Agreement and Plan of Merger dated as of November 21, 1996 (the "Merger Agreement"), which provides for the merger of LEI with and into TECO Energy, Inc. ("TECO") or, subject to certain conditions, with a wholly-owned subsidiary of TECO (the "Merger"). Under the terms of the Merger Agreement and based on the number of shares of LEI common stock outstanding on the date of this letter, each outstanding share of common stock of LEI will be converted into the right to receive between 10.3 and 12.6 shares of TECO common stock, depending on the average of the closing prices of TECO common stock on the New York Stock Exchange during a specified period ending prior to the effective date of the Merger. The Merger Agreement and financial and other information concerning the business of TECO and LEI are included in the enclosed Prospectus/Proxy Statement. Please review the Prospectus/Proxy Statement carefully. Additionally, you are being asked to consent to a proposal to approve certain payments and benefits under employment and severance agreements with officers and certain other key employees of LEI that would otherwise be subject to reduction to avoid adverse tax treatment.

     The LEI Board of Directors has fixed the close of business on November 22, 1996 as the record date for determining the shareholders entitled to consent to the foregoing proposed actions.

     Under Florida law, LEI shareholders have certain dissenters' rights of appraisal in connection with the Merger as described in the enclosed Prospectus/Proxy Statement.

     The Board of Directors believes that the Merger is in the best interest of the shareholders of LEI and has unanimously approved the Merger Agreement. In arriving at its decision, the Board considered a number of factors, including an opinion from its financial advisor, CS First Boston Corporation, that the consideration to be received in the merger by LEI shareholders is fair from a financial point of view. The Board recommends that you take action FOR adoption of the Merger Agreement and approval of the payments and benefits under the employment and severance Agreements. In considering these recommendations, you should review carefully all the information contained in the enclosed Prospectus/Proxy Statement.

     We appreciate the loyalty and support our shareholders have demonstrated over the years. We hope that you will continue this support by providing your consent FOR the proposals now. The affirmative action of the holders of a majority of the outstanding shares of LEI common stock is required to approve and adopt the Merger Agreement, so failure to consent will have the same effect as a vote against the Merger Agreement. The affirmative action of the holders of 75% of the shares of LEI common stock is required to approve the proposal regarding the employment and severance agreements. For this purpose, shares actually or constructively owned by or for the individuals entitled to payments under these agreements are not counted, in order to avoid certain adverse tax consequences. Accordingly, we urge you to complete, sign and date the enclosed consent card and return it in the enclosed return envelope. Your vote is important.

                                          Sincerely,

                                          Tom L. Rankin
                                          Chairman and Chief Executive Officer

                         PROSPECTUS AND PROXY STATEMENT

            LYKES ENERGY, INC.                                TECO ENERGY, INC.
         111 EAST MADISON STREET                          702 NORTH FRANKLIN STREET
           TAMPA, FLORIDA 33602                              TAMPA, FLORIDA 33602
              (813) 273-0074                                    (813) 228-4111
             PROXY STATEMENT                                      PROSPECTUS
 FOR SOLICITATION OF WRITTEN CONSENTS OF                COMMON STOCK, $1.00 PAR VALUE
               SHAREHOLDERS

     This Prospectus/Proxy Statement relates to the proposed merger of Lykes Energy, Inc. ("LEI"), a Florida corporation, with and into TECO Energy, Inc. ("TECO"), a Florida corporation, or, subject to certain conditions, with a wholly-owned subsidiary of TECO, pursuant to the Agreement and Plan of Merger dated November 21, 1996 between TECO and LEI (the "Merger Agreement"). The merger contemplated by the Merger Agreement is referred to herein as the "Merger."

     As a result of the Merger, (i) each share of common stock, $.10 par value per share, of LEI ("LEI Common Stock") outstanding immediately prior to the effective time of the Merger (other than LEI Common Stock held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised) will be converted into the right to receive between 10.3 and 12.6 shares of common stock, $1.00 par value per share, of TECO ("TECO Common Stock"), depending on the average of the closing prices of TECO Common Stock on the New York Stock Exchange (the "NYSE") during a twenty consecutive trading day period ending on the third trading day prior to the closing of the Merger (the "Merger Consideration").

     This Prospectus/Proxy Statement is being furnished to holders of LEI Common Stock in connection with the solicitation by the LEI Board of Directors (the "LEI Board") of written consents (the "Consents") in lieu of a special meeting of LEI shareholders (i) to approve and adopt the Merger Agreement and (ii) to approve a proposal to make certain payments and provide other benefits under employment and severance agreements with officers and certain other key employees of LEI that would otherwise be subject to reduction to avoid adverse tax treatment. This Prospectus/Proxy Statement and the accompanying form of
Consent are first being mailed to shareholders of LEI on or about             .

     This Prospectus/Proxy Statement also constitutes a prospectus of TECO with respect to up to 13,483,146 shares of TECO Common Stock issuable pursuant to the Merger Agreement in exchange for currently outstanding shares of LEI Common Stock. It is a condition to consummation of the Merger that the shares of TECO Common Stock issuable pursuant to the Merger be approved for listing on the NYSE, subject to official notice of issuance.

     On November 20, 1996, the closing price of TECO Common Stock, as reported on the NYSE, was $24.75.

     Under Florida law, LEI shareholders have certain dissenters' rights of appraisal in connection with the Merger. See "CONSENT
SOLICITATION -- Dissenters' Rights."

     In connection with executing the Merger Agreement, LEI granted TECO an option to purchase 212,664 shares of LEI Common Stock at a price per share of $280.72. TECO's right to exercise such option is subject to the occurrence of certain termination events under the Merger Agreement as described herein.
                            ------------------------

       THE DATE OF THIS PROSPECTUS/PROXY STATEMENT IS             , 1996.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS/PROXY STATEMENT IN CONNECTION WITH THE OFFERING AND SOLICITATION MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT OR A SOLICITATION OF A CONSENT IN ANY JURISDICTION WHERE, OR TO OR FROM ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR CONSENT SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS/PROXY STATEMENT SHALL CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TECO OR LEI SINCE THE DATE OF THIS PROSPECTUS/PROXY STATEMENT OR THAT THE INFORMATION IN THIS PROSPECTUS/PROXY STATEMENT OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATES HEREOF OR THEREOF.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
SUMMARY...............................................................................   1
INTRODUCTION..........................................................................  11
CONSENT SOLICITATION..................................................................  11
  Consent Procedure...................................................................  11
  Record Date; Outstanding Securities.................................................  12
  Proposals in the Consent............................................................  12
  Dissenters' Rights..................................................................  13
  Further Information.................................................................  14
THE MERGER............................................................................  15
  General.............................................................................  15
  Background of the Merger............................................................  15
  TECO's Reasons for the Merger.......................................................  17
  LEI's Reasons for the Merger........................................................  17
  Opinion of LEI's Financial Advisor..................................................  18
  Manner and Basis of Converting Shares...............................................  23
  Escrow Agreement; Indemnification...................................................  24
  Interests of Certain Persons in the Merger..........................................  24
  Effective Time......................................................................  25
  Resales of TECO Common Stock........................................................  25
THE MERGER AGREEMENT..................................................................  25
  Representations, Warranties and Covenants...........................................  25
  Conditions of Merger................................................................  27
  Termination.........................................................................  27
  Waiver and Amendment................................................................  28
  No Solicitation.....................................................................  28
  Termination Fees....................................................................  28
  Stock Option Agreement..............................................................  29
  Escrow and Indemnity................................................................  30
  Disposition of Certain Assets.......................................................  30
CERTAIN OTHER MATTERS RELATING TO THE MERGER..........................................  30
  Regulatory Matters..................................................................  30
  Merger of PGS into Tampa Electric...................................................  31
  Lykes-Duke/Louis Drefus, Ltd........................................................  31
  Expenses............................................................................  31
  Accounting Treatment................................................................  31
  Certain Credit Agreements...........................................................  31
  Management after the Merger.........................................................  32
CERTAIN FEDERAL INCOME TAX CONSEQUENCES...............................................  39
  Tax Treatment of LEI and TECO.......................................................  39
  Tax Consequences to LEI's Shareholders..............................................  39
DESCRIPTION OF TECO...................................................................  40
TECO SHARE OWNERSHIP..................................................................  40
DESCRIPTION OF TECO COMMON STOCK......................................................  42
  Common Stock........................................................................  42
  Rights..............................................................................  42

                                                                                        PAGE
                                                                                        ----
DESCRIPTION OF LEI....................................................................  43
  Overview............................................................................  43
  Business Strategy...................................................................  44
  Energy Marketing....................................................................  45
  Risk Management Activities..........................................................  49
  Procurement and Distribution........................................................  50
  Joint Ventures or Partnerships......................................................  51
  Competition.........................................................................  52
  Regulation..........................................................................  53
  Pricing.............................................................................  53
  Environmental Matters...............................................................  55
  Operational Risks and Insurance.....................................................  55
  Employees...........................................................................  56
  Litigation..........................................................................  56
  Offices.............................................................................  56
  Market for Capital Stock; Dividends.................................................  57
LEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................  58
  General.............................................................................  58
  Income Taxes........................................................................  58
  Significant Market Factors..........................................................  58
  Seasonality.........................................................................  59
  Effects of Inflation................................................................  59
  Results of Operations...............................................................  60
  Liquidity and Capital Resources.....................................................  63
LEI SHARE OWNERSHIP...................................................................  66
COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK.............  67
LEGAL OPINIONS........................................................................  69
EXPERTS...............................................................................  69
FINANCIAL ADVISORS....................................................................  69
SOLICITATION COMPENSATION.............................................................  70
AVAILABLE INFORMATION.................................................................  70
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................  70
INDEX TO LEI CONSOLIDATED FINANCIAL STATEMENTS......................................   FS-1
EXHIBIT A -- Agreement and Plan of Merger...........................................    A-1
EXHIBIT B -- Opinion of CS First Boston Corporation.................................    B-1
EXHIBIT C -- Provisions of the Florida Business Corporation Act Relating to Action
             by Shareholders without a Meeting......................................    C-1
EXHIBIT D -- Provisions of the Florida Business Corporations Act Relating to Rights
             of Dissenting Shareholders.............................................    D-1
EXHIBIT E -- TECO's Annual Report on Form 10-K for the Year ended December 31,
             1995...................................................................    E-1
EXHIBIT F -- TECO's Quarterly Report on Form 10-Q for the Quarter ended March 31,
             1996...................................................................    F-1
EXHIBIT G -- TECO's Quarterly Report on Form 10-Q for the Quarter ended June 30,
             1996...................................................................    G-1
EXHIBIT H -- TECO's Quarterly Report on Form 10-Q for the Quarter ended September
             30, 1996...............................................................    H-1

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus/Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Prospectus/Proxy Statement and the exhibits attached hereto. You are urged to carefully read this Prospectus/Proxy Statement and the exhibits hereto in their entirety. As used in this Prospectus/Proxy Statement, unless otherwise required by the context, the term "TECO" means TECO Energy, Inc. and its consolidated subsidiaries and the term "LEI" means Lykes Energy, Inc. and its consolidated subsidiaries. Capitalized terms used herein without definition are, unless otherwise indicated, defined in the Merger Agreement and used herein with such meanings.

                         SUMMARY BUSINESS DESCRIPTIONS

TECO

     TECO is a holding company whose largest subsidiary, Tampa Electric Company, is an electric utility serving West Central Florida. TECO's other subsidiaries engage in energy-related businesses. The principal executive offices of TECO, a Florida corporation, are located at TECO Plaza, 702 North Franklin Street, Tampa, Florida 33602, and its telephone number at such offices is (813) 228-4111.

LEI

     LEI is a holding company whose two largest subsidiaries are engaged in the businesses of selling and distributing natural gas and propane gas, respectively. The principal executive offices of LEI, a Florida corporation, are located at 111 East Madison Street, Tampa, Florida 33602, and its telephone number at such offices is (813) 273-0074.

                      CONSENT IN LIEU OF A SPECIAL MEETING

DATE OF MAILING

     The Consents will be mailed on               , 1996, from the principal
executive offices of LEI, located at 111 East Madison Street, Tampa, Florida 33602.

PURPOSE OF CONSENTS

     The purposes of the Consents are (i) to approve and adopt the Merger Agreement and (ii) to approve certain payments and benefits under employment and severance agreements with officers and certain other key employees (the "Employment Agreements") that would otherwise be subject to reduction to avoid adverse tax treatment.

RECORD DATE; SHARES ENTITLED TO CONSENT

     Only holders of record of shares of LEI Common Stock at the close of business on November 22, 1996 (the "Record Date") are entitled to execute consents. On such date, there were 1,068,668.334 shares of LEI Common Stock outstanding, each of which will be entitled to one vote for purposes of taking action on the matters covered by the Consents.

CONSENTS REQUIRED

     The affirmative written consent of the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent is required to approve and adopt the Merger Agreement. The affirmative written consent of the holders of at least seventy-five percent (75%) of the shares of LEI Common Stock outstanding is necessary to approve the payments and benefits under the Employment Agreements that would otherwise be subject to reduction to avoid adverse tax treatment. For this purpose, shares actually or constructively owned by or for the individuals entitled to payment under these agreements are not counted. Failure to submit a written Consent will have the effect of acting against adoption of the Merger Agreement and against approval of the proposal regarding Employment Agreements.

SECURITY OWNERSHIP OF MANAGEMENT

     As of the Record Date, the directors and executive officers of LEI and their affiliates owned approximately 37.29% of the outstanding shares of LEI Common Stock entitled to consent. Consents from the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent are required to approve and adopt the Merger Agreement.

DISSENTERS' RIGHTS

     If the Merger is consummated, the holders of LEI Common Stock will have dissenters' rights, provided that such shareholders comply with certain statutory provisions. Failure to take any step in connection with the exercise of such dissenters' rights in a timely manner may result in the loss or waiver of those rights. See "CONSENT SOLICITATION -- Dissenters' Rights."

                                   THE MERGER

TERMS OF THE MERGER

     At the Effective Time (as defined herein), LEI will merge with and into TECO or, subject to certain conditions, with a wholly-owned subsidiary of TECO. In the Merger, based on the number of LEI shares currently outstanding, each outstanding share of LEI Common Stock (other than shares held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised) will be converted into the right to receive between 10.30 and 12.61 shares of TECO Common Stock, depending on the average of the closing prices as reported on the NYSE of TECO Common Stock during the twenty consecutive trading days ending on the third trading day prior to the Closing Date. Any resulting fractional shares will be settled in cash. The full text of the Merger Agreement is attached to this Prospectus/Proxy Statement as Exhibit A.

     Based on the number of shares of TECO Common Stock and LEI Common Stock outstanding as of the Record Date, in aggregate between 11,009,174 and 13,483,146 shares of TECO Common Stock will be issuable pursuant to the Merger Agreement, representing between approximately 8.6% and 10.3% of the total number of shares of TECO Common Stock to be outstanding after such issuance.

LEI'S REASONS FOR THE MERGER

     LEI believes that there are significant strategic benefits to the Merger that will further its growth. In its view, the larger combined Florida entity that emerges from the Merger will acquire greater diversity in energy products and corresponding supply sources, advantages through the integration of overlapping operations and support functions, improved access to capital and funding, and the ability to spread costs of new products, services, and research and development over a wider customer base. See "THE MERGER -- LEI's Reasons for the Merger."

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF LEI

     THE LEI BOARD HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTEREST OF, THE SHAREHOLDERS OF LEI AND RECOMMENDS THAT THE SHAREHOLDERS AFFIRMATIVELY CONSENT TO APPROVE AND ADOPT THE MERGER AGREEMENT. See "THE MERGER -- Background of the Merger" and "-- LEI's Reasons for the Merger."

     THE LEI BOARD BELIEVES THAT THE APPROVAL OF THE PAYMENTS AND BENEFITS UNDER EMPLOYMENT AGREEMENTS THAT WOULD OTHERWISE BE SUBJECT TO REDUCTION TO AVOID ADVERSE TAX TREATMENT IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS

AFFIRMATIVELY CONSENT TO APPROVE SUCH PAYMENTS AND BENEFITS. John A. Brabson, Jr. is a member of the LEI Board. In considering the recommendation of the LEI Board with respect to the Merger, LEI shareholders should be aware that certain officers and directors of LEI have certain interests respecting the Merger, apart from their interests as shareholders of LEI. See "THE MERGER -- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR

     CS First Boston Corporation ("CS First Boston"), an internationally recognized investment banking firm, has acted as financial advisor to LEI in connection with the Merger and has delivered to LEI its written opinion, dated November 21, 1996, to the LEI Board that, as of the date the LEI Board approved the Merger, subject to the assumptions and qualifications stated by CS First Boston therein, the proposed Merger Consideration is fair, from a financial point of view, to LEI's shareholders. Such fairness opinion is based on financial forecasts provided by the managements of LEI and TECO as well as current market, economic, financial and other conditions.

     The opinion of CS First Boston is attached to this Prospectus/Proxy Statement as Exhibit B and you are urged to read the opinion carefully and in its entirety. See "THE MERGER -- Opinion of Financial Advisor."

TECO'S REASONS FOR THE MERGER

     TECO believes that there are significant strategic advantages to the Merger. The Merger furthers its strategy of pursuing growth in energy related businesses by providing new energy markets, geographic expansion in Florida and increased investment opportunities. By enhancing its ability to meet the needs of more customers through full gas and electric service offerings, TECO also believes that the Merger will stimulate growth in its energy services and power marketing activities. See "THE MERGER -- TECO's Reasons for the Merger."

EFFECTIVE TIME OF THE MERGER

     The Merger will become effective upon the filing of articles of merger with the Florida Department of State (the "Effective Time"), unless the articles of merger specify a later Effective Time. It is anticipated that the Effective Time of the Merger will occur as soon as practicable following the satisfaction or waiver of all conditions to the Merger contained in the Merger Agreement, which is currently expected to occur by mid-1997.

CONDITIONS TO THE MERGER

     In addition to the adoption of the Merger Agreement by the LEI shareholders, the respective obligations of TECO and LEI to consummate the Merger are subject to certain conditions, including that (i) all representations and warranties contained in the Merger Agreement are accurate as of the Effective Time; (ii) all covenants and agreements contained in the Merger Agreement are performed or waived prior to the Effective Time; (iii) the parties receive the legal opinions and other documents described in the Merger Agreement; (iv) the parties receive all required governmental approvals; (v) TECO receives letters from independent accountants indicating that the Merger meets the requirements for pooling of interests accounting treatment; (vi) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), has expired or terminated; and (vii) the shares of TECO Common Stock to be issued in the Merger have been authorized for listing on the NYSE. See "THE MERGER AGREEMENT -- Conditions of Merger."

GOVERNMENT APPROVALS

     Other than filings under the HSR Act, the filing of appropriate merger documents with the Florida Department of State, approvals, if necessary, from the Federal Energy Regulatory Commission (the "FERC") and routine approvals and actions required under LEI's permits and licenses to reflect the change in control of LEI, there are no governmental approvals required to effect the Merger. See "CERTAIN OTHER MATTERS RELATING TO THE MERGER -- Regulatory Matters."

NO SOLICITATION

     LEI has agreed not to (i) solicit, initiate or encourage discussions with any person, other than TECO, relating to the possible acquisition of LEI or all or a material portion of the assets or any of the capital stock of LEI or any merger or other business combination with LEI (an "Acquisition Transaction") or
(ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by outside legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any Acquisition Transaction. See "THE MERGER AGREEMENT -- No Solicitation."

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated prior to the Effective Time under certain circumstances, including at the election of the Board of Directors of TECO (the "TECO Board") or the LEI Board, if, without fault of the terminating party, the Closing Date (as defined herein) shall not have occurred on or before December 31, 1997, which date may be extended by mutual consent of the parties. See "THE MERGER AGREEMENT -- Termination."

TERMINATION FEES

     If the Merger Agreement is terminated upon the occurrence of certain events, LEI will be obligated to reimburse TECO's out-of-pocket expenses relating to the Merger up to a maximum of $3,000,000. In addition, LEI will be obligated to make a cash payment to TECO of $12,000,000 (less any expense reimbursement) if, among other circumstances, within 12 months following termination of the Merger Agreement, LEI receives any acquisition proposal from a third-party which it does not reject (the "Termination Fee"). The Termination Fee could have the effect of discouraging a third party from pursuing an acquisition transaction regarding LEI because the cost of such acquisition, if successful, would be increased by the amount of the Termination Fee. If the Merger Agreement is terminated because of a breach by TECO, it will be obligated to reimburse LEI's out-of-pocket expenses relating to the Merger up to a maximum of $1,800,000. See "THE MERGER AGREEMENT -- Termination Fees."

STOCK OPTION

     In connection with executing the Merger Agreement, LEI granted TECO an option to purchase 212,664 shares of LEI Common Stock, representing 19.9% of the LEI shares outstanding, at a price per share of $280.72. TECO's right to exercise such option is subject to the occurrence of certain termination events under the Merger Agreement which entitle TECO to receive the Termination Fee. The aggregate amount payable to TECO pursuant to the Termination Fee and the Stock Option is limited to $15,000,000. See "THE MERGER AGREEMENT -- Stock Option."

ESCROW AGREEMENT; INDEMNIFICATION

     At the Effective Time, five percent of the number of shares comprising the Merger Consideration will be deposited in escrow under the Escrow Agreement to satisfy certain claims for which TECO is entitled to be indemnified under the Merger Agreement, including $5,650,000 if the cogeneration project referred to below is disposed of, under certain circumstances, for $6,000,000 or less. See "THE MERGER AGREEMENT -- Escrow and Indemnity."

EXCHANGE OF LEI COMMON STOCK CERTIFICATES

     Promptly after consummation of the Merger, TECO will mail a letter of transmittal with instructions to each holder of record of LEI Common Stock immediately before the Effective Time for use in exchanging certificates formerly representing shares of LEI Common Stock for certificates representing shares of TECO Common Stock and cash in lieu of any fractional shares. Certificates should not be surrendered by the holders of LEI Common Stock until they have received the letter of transmittal from TECO. See "THE
MERGER -- Manner and Basis of Converting Shares."

ACCOUNTING TREATMENT

     The Merger is expected to be accounted for as a "pooling of interests" for financial accounting purposes. See "CERTAIN OTHER MATTERS RELATING TO THE MERGER -- Accounting Treatment."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The Merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and should, therefore, constitute a non-taxable transaction for holders of LEI Common Stock, except to the extent of cash received, if any, in lieu of fractional shares of TECO Common Stock or pursuant to the exercise of dissenters' rights. For a discussion of these and other federal income tax considerations in connection with the Merger, see "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of LEI's Board of Directors and management have certain interests respecting the Merger separate from their interests as holders of LEI Common Stock. In addition, officers and certain other key employees of LEI have entered into employment or severance agreements with LEI and TECO dated November 21, 1996. See "THE MERGER -- Interests of Certain Parties in the Merger."

COMPARATIVE RIGHTS OF LEI AND TECO SHAREHOLDERS

     Rights of shareholders of LEI are currently governed by Florida law, the Articles of Incorporation of LEI (the "LEI Charter") and LEI's Bylaws. Upon consummation of the Merger, LEI shareholders will become shareholders of TECO and their rights as shareholders of TECO will be governed by Florida law, the Articles of Incorporation of TECO (the "TECO Charter") and TECO's Bylaws. There are various differences between the rights of LEI shareholders and the rights of TECO shareholders. See "COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK."

MARKET PRICE AND DIVIDEND PRICES

     The TECO Common Stock is traded on the NYSE under the symbol "TE." The following table sets forth, for the periods indicated, the range of high and low per share sales prices for TECO Common Stock as reported on the NYSE, and the cash dividends paid on each share of TECO Common Stock. LEI is a privately held company and there is no public market for LEI Common Stock. Accordingly, the following table indicates only the cash dividends paid on each share of LEI Common Stock during the applicable periods.

                                                                     TECO                  LEI
                                                          --------------------------     --------
                                                          HIGH     LOW      DIVIDEND     DIVIDEND
                                                          ----     ----     --------     --------
1994*
  First Quarter.........................................  $22 5/8  $19 1/8   $.2400      $   .900
  Second Quarter........................................   20 7/8   18 1/4    .2525          .900
  Third Quarter.........................................   21       18 1/8    .2525          .900
  Fourth Quarter........................................   21       18 1/2    .2525         1.000
1995*
  First Quarter.........................................   22 1/8   20        .2525         1.000
  Second Quarter........................................   22 3/4   20 1/2    .2650         1.000
  Third Quarter.........................................   23 1/2   21 1/4    .2650         1.000
  Fourth Quarter........................................   25 3/4   23 1/8    .2650         1.000
1996*
  First Quarter.........................................   27       23 3/4    .2650         1.000
  Second Quarter........................................   25 1/4   23        .2800         1.125
  Third Quarter.........................................   25 1/4   23        .2800         1.125
  Fourth Quarter (through November 20)..................   25 3/8   23 1/4    .2800         1.125

---------------

* Calendar quarters. TECO's fiscal year ends on December 31, and LEI's fiscal year ends on September 30.

                          TECO SELECTED FINANCIAL DATA
                                  (HISTORICAL)

     The following table represents selected historical financial statement data of TECO and its consolidated subsidiaries. The balance sheet data as of December 31, 1991, 1992 and 1993 and the statement of income data for the years ended December 31, 1991 and 1992 have been derived from TECO's audited consolidated financial statements which are not included herein. The consolidated financial statements as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995 and the report of Coopers & Lybrand L.L.P. relating thereto are included in Exhibit E hereto and incorporated by reference in this Prospectus/Proxy Statement, and the selected financial data presented below are qualified in their entirety by reference thereto. The balance sheet data as of September 30, 1995 are derived from TECO's unaudited consolidated financial statements which are not included herein. The balance sheet data as of September 30, 1996 and the selected statement of income data for the nine-month periods ended September 30, 1995 and 1996 are derived from TECO's unaudited consolidated financial statements which are included in Exhibit H hereto and also incorporated herein by reference. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, none of which were other than normal and recurring, necessary for a fair presentation of the results of operations for these periods. The operating results for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year. The data should be read in conjunction with the historical financial statements and notes thereto, and related Management's Discussion and Analysis of Financial Condition and Results of Operations of TECO included in Exhibits E and H and incorporated by reference in this Prospectus/Proxy Statement. Amounts are in millions, except for per share amounts.

                                                                                         FOR THE NINE
                                                                                         MONTHS ENDED
                                      FOR THE YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                           ------------------------------------------------------     -------------------
                             1991       1992       1993       1994         1995         1995       1996
                           --------   --------   --------   --------     --------     --------   --------
Revenues.................  $1,154.1   $1,183.2   $1,283.9   $1,350.9     $1,392.3     $1,057.9   $1,103.5
                           ========   ========   ========   ========     ========     ========   ========
Income before cumulative
  effect of change in
  accounting principle...  $  145.3   $  149.0   $  150.3   $  153.2(3)  $  186.1     $  146.1   $  155.2
Cumulative effect of
  change in accounting
  principle..............        --         --       11.2         --           --           --         --
                           --------   --------   --------   --------     --------     --------   --------
Net income...............  $  145.3   $  149.0   $  161.5   $  153.2(3)  $  186.1     $  146.1   $  155.2
                           ========   ========   ========   ========     ========     ========   ========
Earnings per average
  share outstanding:
  Before cumulative
     effect of change in
     accounting
     principle(1)........  $   1.28   $   1.30   $   1.30   $   1.32(3)  $   1.60     $   1.26   $   1.33
  Cumulative effect of
     change in accounting
     principle(1)........        --         --        .10         --           --           --         --
                           --------   --------   --------   --------     --------     --------   --------
  Earnings per average
     common share
     outstanding(1)......  $   1.28   $   1.30   $   1.40   $   1.32(3)  $   1.60     $   1.26   $   1.33
                           ========   ========   ========   ========     ========     ========   ========
Common dividends paid per
  share(1)...............  $  .8475   $  .8975   $  .9475   $  .9975     $ 1.0475     $  .7825   $   .825
Total assets(2)..........   2,833.6    3,020.6    3,123.3    3,312.2      3,473.4      3,407.1    3,584.3
Long-term debt(2)........     907.9    1,044.9    1,038.8    1,023.9        994.9        995.8      950.8

---------------

(1) Restated to reflect a two-for-one stock split on August 30, 1993.
(2) The total asset and long-term debt balances for 1992 and 1993 have been restated to reflect current year presentation.
(3) Includes the effect of a corporate restructuring charge which reduced net income by $15 million and earnings per share by $.13.

                          LEI SELECTED FINANCIAL DATA
                                  (HISTORICAL)

     The following table represents selected financial information for LEI. The balance sheet and statement of income data presented below for each of the years in the five-year period ended September 30, 1996 are derived from LEI's financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The financial statements as of September 30, 1995 and 1996 and for each of the years in the three-year period ended September 30, 1996 and the report of Price Waterhouse LLP relating thereto are included elsewhere in this Prospectus/Proxy Statement, and the selected financial data presented below are qualified in their entirety by reference thereto. The data should be read in conjunction with such historical financial statements and the notes thereto and with "LEI Management's Discussion and Analysis of Financial Condition and Results of Operations." Dollar amounts are in millions, except for per share amounts.

                                                            FOR THE YEARS ENDED SEPTEMBER 30,
                                                        ------------------------------------------
                                                         1992     1993     1994     1995     1996
                                                        ------   ------   ------   ------   ------
Revenues..............................................  $243.4   $276.2   $267.0   $254.0   $299.6
Net income............................................  $  9.5   $ 11.2   $ 11.8   $ 12.8   $ 16.0
Earnings per average common share outstanding.........  $ 8.77   $10.43   $11.02   $11.93   $14.92
Common dividend paid per share........................  $ 3.32   $ 2.49   $ 3.53   $ 4.00   $ 4.25
Total assets..........................................  $265.5   $290.7   $300.8   $312.2   $327.8
Long-term debt........................................  $118.9   $128.6   $128.3   $126.4   $121.2

               UNAUDITED PRO FORMA SELECTED FINANCIAL INFORMATION

     The following table presents certain selected unaudited pro forma financial data of TECO after giving effect to the Merger. The unaudited pro forma annual data represents the selected historical combined results of operations and financial position of TECO and LEI as contemplated by the Merger based on TECO's fiscal year ended December 31 and LEI's fiscal year ended September 30. The LEI data for the nine-month periods ended September 30, 1995 and 1996 were derived from LEI financial data for the years ended September 30, 1995 and 1996, respectively, adjusted for the data related to the three-month periods ended December 31, 1994 and 1995. This selected pro forma financial data is provided for comparative purposes only and does not purport to be indicative of the financial position or results of operations that would have been reported had the transactions occurred during the periods or as of the dates for which pro forma data are presented, or which may be reported in the future. The pro forma condensed income statements below do not reflect any nonrecurring charges or credits that would be directly attributable to the Merger. Amounts are in millions, except for per share amounts.

                                                                                         FOR THE NINE
                                                                                         MONTHS ENDED
                                         FOR THE YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                               ----------------------------------------------------   -------------------
                                 1991       1992       1993       1994       1995       1995       1996
                               --------   --------   --------   --------   --------   --------   --------
Revenues.....................  $1,396.3   $1,426.6   $1,560.1   $1,618.0   $1,646.3   $1,247.2   $1,337.2
                               ========   ========   ========   ========   ========   ========   ========
Income before cumulative
  effect of change in
  accounting principle.......  $  153.6   $  158.5   $  161.5   $  165.0   $  198.9   $  156.2   $  167.1
Cumulative effect of change
  in accounting principle....        --         --       11.2         --         --         --         --
                               --------   --------   --------   --------   --------   --------   --------
Net income...................  $  153.6   $  158.5   $  172.7   $  165.0   $  198.9   $  156.2   $  167.1
                               ========   ========   ========   ========   ========   ========   ========
Earnings per average share
  outstanding(1):
  Before cumulative effect of
     change in accounting
     principle...............  $   1.22   $   1.25   $   1.26   $   1.29   $   1.55   $   1.21   $   1.29
  Cumulative effect of change
     in accounting
     principle...............        --         --        .09         --         --         --         --
                               --------   --------   --------   --------   --------   --------   --------
  Earnings per average common
     share outstanding.......  $   1.22   $   1.25   $   1.35   $   1.29   $   1.55   $   1.21   $   1.29
                               ========   ========   ========   ========   ========   ========   ========
Common dividends paid per
  share(1)...................  $  .7942   $  .8389   $  .8772   $  .9313   $  .9808   $  .7327   $  .7736
Total assets.................   3,088.2    3,286.1    3,414.0    3,613.0    3,785.6    3,716.6    3,908.0
Long-term debt...............   1,022.8    1,163.8    1,167.4    1,152.2    1,121.3    1,122.2    1,072.0

---------------
(1) The per share information assumes the issuance of an aggregate of 12,244,898 shares of TECO Common Stock in the Merger.

                  COMPARATIVE PER SHARE FINANCIAL INFORMATION

     The following unaudited information reflects certain comparative per share data related to book value and income from continuing operations (i) on a historical basis for TECO Common Stock; (ii) on a pro forma basis per share of TECO Common Stock giving effect to the Merger; and (iii) on an equivalent pro forma basis per share of LEI Common Stock giving effect to the Merger. Equivalent pro forma per share amounts for LEI Common Stock are calculated assuming that the holder of one share of LEI Common Stock would be entitled to
11.46 shares of TECO Common Stock for all periods presented.

     The information shown below should be read in conjunction with the consolidated historical financial statements delivered herewith.

                                                         TECO COMMON STOCK(1)         LEI COMMON STOCK
                                                     ----------------------------     ----------------
                                                     DECEMBER 31,   SEPTEMBER 30,      SEPTEMBER 30,
                                                         1995           1996                1996
                                                     ------------   -------------     ----------------
Book Value Per Share
  Historical.......................................     $10.63         $ 11.20            $  99.75
  Pro Forma........................................     $10.37         $ 10.97                  --
  Equivalent Pro Forma.............................         --              --            $ 125.72

                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                  YEAR ENDED DECEMBER 31,               30,
                                               -----------------------------     -----------------
                    TECO                        1993       1994       1995        1995       1996
                                               ------     ------     -------     ------     ------
Primary Income Per Share from Continuing
  Operations:
  Historical.................................  $ 1.30     $ 1.32     $  1.60     $ 1.26     $ 1.33
  Pro Forma..................................  $ 1.26     $ 1.29     $  1.55     $ 1.21     $ 1.29
Fully Diluted Income Per Share from
  Continuing Operations:
  Historical.................................  $ 1.30     $ 1.32     $  1.59     $ 1.25     $ 1.32
  Pro Forma..................................  $ 1.26     $ 1.29     $  1.54     $ 1.21     $ 1.29
Common Dividends Paid Per Share:
  Historical.................................  $.9475     $.9975     $1.0475     $.7825     $.8250
  Pro Forma..................................  $.8772     $.9313     $ .9808     $.7327     $.7736

                                                                                    NINE MONTHS
                                                                                  ENDED SEPTEMBER
                                                  YEAR ENDED SEPTEMBER 30,              30,
                                                ----------------------------     -----------------
                     LEI                         1993       1994       1995       1995       1996
                                                ------     ------     ------     ------     ------
Primary Income Per Common Share from
  Continuing Operations:
  Historical..................................  $10.43     $11.02     $11.93     $ 9.40     $11.05
  Equivalent Pro Forma........................  $14.43     $14.78     $17.76     $13.86     $14.78
Fully Diluted Income Per Common Share from
  Continuing Operations:
  Historical..................................  $10.43     $11.02     $11.93     $ 9.40     $11.05
  Equivalent Pro Forma........................  $14.43     $14.78     $17.64     $13.86     $14.78
Common Dividends Paid Per Share:
  Historical..................................  $ 2.49     $ 3.53     $ 4.00     $ 3.00     $ 3.25
  Equivalent Pro Forma........................  $10.05     $10.67     $11.24     $ 8.40     $ 8.87

---------------

(1) Excludes the effects of unearned compensation related to ESOP.

                                  INTRODUCTION

     This Prospectus/Proxy Statement is being furnished to the shareholders of LEI in connection with the solicitation by the LEI Board of written consents for action by shareholders in lieu of a special meeting. This Prospectus/Proxy Statement is also the prospectus of TECO filed as part of the Registration Statement related to the registration of the shares of TECO Common Stock to be issued to holders of LEI Common Stock pursuant to the Merger Agreement.

                              CONSENT SOLICITATION

CONSENT PROCEDURE

     The LEI Board, in lieu of calling a special meeting of the LEI shareholders to consider the matters to which this Prospectus/Proxy Statement relates, is asking that LEI shareholders take action by written consent without a meeting.

     SHAREHOLDER CONSENT IS AUTHORIZED BY FLORIDA STATUTE SECTION 607.0704, WHICH IS REPRINTED IN ITS ENTIRETY AS EXHIBIT C TO THIS PROSPECTUS/PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO ACTIONS BY SHAREHOLDERS WITHOUT A MEETING AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXHIBIT C. THIS DISCUSSION AND EXHIBIT C SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF LEI COMMON STOCK WHO INTENDS TO COMPLETE THE ENCLOSED CONSENT SOLICITED ON BEHALF OF THE LEI BOARD.

     LEI shareholders may consent to any act which would otherwise be taken at an annual or special meeting of the shareholders, without prior notice, and without a vote, if the following requirements are satisfied: (1) the action is taken by the holders of outstanding LEI Common Stock that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted; (2) the action is evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of the LEI Common Stock entitled to vote; (3) the written consents are delivered to David R. Schindler, Secretary of LEI, at 111 East Madison Street, Suite 1700, Tampa, Florida 33602 who has custody of the book in which the meetings of shareholders are recorded; and (4) all written consents, signed by the number of holders required to take action, are delivered to LEI, as described above, within 60 days of the date of the earliest dated written consents delivered to LEI.

     ANY WRITTEN CONSENT MAY BE REVOKED PRIOR TO THE DATE THAT THE CORPORATION RECEIVES THE REQUIRED NUMBER OF CONSENTS TO AUTHORIZE THE PROPOSED ACTION. REVOCATION IS NOT EFFECTIVE UNLESS IT IS IN WRITING AND RECEIVED BY THE CORPORATION AT ITS PRINCIPAL OFFICE OR RECEIVED BY THE CORPORATION SECRETARY OR OTHER OFFICER OR AGENT OF THE CORPORATION HAVING CUSTODY OF THE BOOK IN WHICH MEETINGS OF SHAREHOLDERS ARE RECORDED. THE WRITTEN CONSENT OF THE SHAREHOLDERS CONSENTING TO THE ACTIONS AUTHORIZED BY THIS PROSPECTUS/PROXY STATEMENT WILL BE FILED WITH THE MINUTES OF THE PROCEEDINGS OF SHAREHOLDERS.

     LEI, within 10 days after obtaining authorization by written consent, will give notice to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice will summarize the material features of the authorized action and, if the action is one where dissenters' rights are provided under Florida law, the notice will contain a clear statement of the right of shareholders dissenting from the action to be paid the fair value of their shares upon compliance with the Florida Business Corporation Act (the "FBCA") regarding the right of dissenting shareholders. See "-- Dissenters' Rights."

     A CONSENT SIGNED AS PROVIDED ABOVE HAS THE EFFECT OF A MEETING VOTE.

RECORD DATE; OUTSTANDING SECURITIES

     This Prospectus/Proxy Statement and enclosed form of consent are being furnished in connection with the solicitation by the LEI Board of written consents in lieu of a special meeting. The LEI Board has fixed the close of business on November 22, 1996 as the Record Date for purposes of determining shareholders entitled to execute Consents. Only the holders of shares of LEI Common Stock of record at the close of business on the Record Date will be entitled to execute Consents. At the Record Date, 1,068,668.334 shares of LEI Common Stock were issued and outstanding. Each share of LEI Common Stock is entitled to one vote on each proposal covered by the Consent. There are approximately 186 holders of LEI Common Stock.

PROPOSALS IN THE CONSENT

     Merger Agreement. In the Consent, the shareholders of LEI are being asked to approve and adopt the Merger Agreement pursuant to which (i) the Merger and the other transactions contemplated by the Merger Agreement are to be consummated and (ii) holders of LEI Common Stock are to receive shares of TECO Common Stock in exchange for the LEI Common Stock held by each of them as of the Effective Time of the Merger.

     Consents from the holders of a majority of the shares of LEI Common Stock outstanding and entitled to consent to the adoption of the Merger Agreement are required to approve and adopt the Merger Agreement and is a condition to both TECO's and LEI's obligation to consummate the Merger. Shares for which consents are not received will have the effect of negative votes.

     THE LEI BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS CONSENT TO THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     Employment Agreements. In the Consent, LEI shareholders also will be asked to approve certain payments and benefits that would otherwise be subject to reduction to avoid adverse tax treatment pursuant to employment agreements among LEI, TECO and John A. Brabson, Jr., President of LEI, and Jack E. Uhl, Chief Financial Officer of Peoples Gas System, Inc. ("PGS"), a wholly-owned subsidiary of LEI, and pursuant to severance agreements with the following officers and key employees of PGS: Gerald Cox, Dan Pountney, Frank Sivard, Lee Young, E. Elliott White, G. Lamar Finley, Richard Firebaugh, Wayne Hoffman, Lance Horton, Steven Jarboe, James Maltby, Robert Mumbauer, Joseph Riggs, Tom Stewart, William Ward, Jr., John Wilkinson, Michael Barney, Pam Bayyat, David Brownlee, Bob Gadsen, III, Hugh Grey, III, Bob Hill, Tim Kasprzyk, Vince Laverghetta and Robert T. Ross.

     The consent of seventy-five percent (75%) of the shares entitled to consent is required to approve the proposal. For this purpose, shares actually or constructively owned by or for the individuals entitled to payments under the agreements are not counted. Shares for which consents are not received will have the effect of negative votes.

     The employment and severance agreements provide substantial cash payments, vesting and enhancement of certain nonqualified plan benefits and health and other insurance coverage upon consummation of the Merger or termination of employment from TECO after the Merger. The employment and severance agreements are described in detail under "THE MERGER -- Interests of Certain Persons in the Merger." Benefits otherwise payable to an employee under the employment and severance agreements are subject to reduction if any portion of the benefits would be subject to the adverse tax treatment associated with "parachute payments" under Section 280G of the Code. A payment under an employment or severance agreement could be treated as a "parachute payment" if the value of all benefits payable to the employee that are contingent on the Merger equals or exceeds three times such employee's average annual compensation over the preceding five calendar years. However, any payments that are approved by LEI shareholders in accordance with the proposal are exempt from treatment as parachute payments under Section 280G of the Code. This means that if shareholders approve the proposal, benefits payable under the employment and severance agreements will be made without reduction in accordance with the terms of the agreements. See "THE MERGER -- Interests of Certain Persons in the Merger."

     If the requisite Consents are received, the full amount of the Benefits will be paid to the executives and covered employees without these adverse tax consequences.

     THE LEI BOARD BELIEVES THAT THE APPROVAL OF THE PAYMENTS AND BENEFITS UNDER THE EMPLOYMENT AND SEVERANCE AGREEMENTS IS IN THE BEST INTEREST OF LEI AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS CONSENT TO SUCH ARRANGEMENTS. JOHN A. BRABSON, JR. IS A MEMBER OF THE LEI BOARD.

DISSENTERS' RIGHTS

     If the Merger is consummated, holders of LEI Common Stock will be entitled to dissenters' rights under Florida Statute Sections 607.1301-607.1320 of the FBCA, provided that they comply with the conditions established by those Sections.

     SECTIONS 607.1301-607.1320 ARE REPRINTED IN THEIR ENTIRETY AS EXHIBIT D TO THIS PROSPECTUS/PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO EXHIBIT D. THIS DISCUSSION AND EXHIBIT D SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF LEI COMMON STOCK WHO WISHES TO EXERCISE STATUTORY DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO. FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH IN SECTIONS 607.1301-607.1320 WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

     Only LEI shareholders of record at the close of business on the Record Date, will have the right to consent to the Merger. LEI shareholders who would like to exercise their dissenters' right under Florida law to demand that LEI pay them in cash the fair value of their shares as of the Effective Time in lieu of receiving the Merger Consideration (such a shareholder being hereinafter referred to as a "Dissenting Shareholder") must not submit an affirmative Consent to approve the Merger Agreement with respect to his shares. Fair value is defined as the value of the shares as of the close of business on the day prior to the date on which the LEI shareholders authorize the proposed action, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     If the LEI shareholders approve the Merger, LEI must give written notice of such approval to each nonconsenting shareholder within ten (10) days of such approval. Within twenty (20) days after notice from LEI, each shareholder to whom LEI was required to give notice and who elects to dissent must file with LEI notice of election to dissent (an "Election Notice"), stating his name and address, the number of shares as to which he dissents and a demand for payment of the fair value of his shares. The Dissenting Shareholder may dissent as to less than all the shares then registered in his name. Any shareholder who fails to file an Election Notice is bound by the terms of the Merger. A Dissenting Shareholder must deposit his certificates with LEI simultaneously with the filing of his Election Notice.

     Holders of LEI Common Stock who intend to exercise their dissenters' rights should bear in mind that the fair value of their shares of LEI Common Stock, for dissenters' rights purposes, could be determined to be more than, the same as, or less than, the consideration they would receive pursuant to the Merger. See also "CERTAIN FEDERAL INCOME TAX CONSEQUENCES."

     Within ten (10) days after the expiration of the period for filing an Election Notice or within ten (10) days after the Merger is effected, whichever is later (but in no case later than ninety (90) days after LEI shareholders approve the Merger), LEI must make a written offer to pay an amount that LEI estimates to be the fair value for the shares to each Dissenting Shareholder who has filed an Election Notice. If the Merger has not been consummated within ninety (90) days of the date on which the LEI shareholders approved the Merger, LEI's offer of payment may be made conditioned upon the consummation of the Merger. LEI's offer must be accompanied by LEI's most recent balance sheet and profit and loss statement.

     Upon filing an Election Notice, a Dissenting Shareholder is only entitled to payment as provided by Section 607.1320 of the FBCA and is not entitled to vote or exercise other rights of a shareholder. The Dissenting Shareholder may withdraw the Election Notice in writing at any time before LEI makes its offer to pay for the shares. After LEI's offer, the Election Notice may be withdrawn only if LEI consents to the withdrawal.

     The right of a Dissenting Shareholder to be paid fair value of his shares shall cease, and all his rights as a shareholder shall be reinstated, as described in the FBCA, as of the filing of the Election Notice, if one of the following events occurs: (i) the Election Notice is withdrawn; (ii) the Merger is abandoned; (iii) no demand or petition for determining fair value by a court has been made or filed within the time limits provided under Section 607.1320 of the FBCA; or (iv) a court of competent jurisdiction determines that the shareholder is not entitled to the relief provided by Section 607.1320 of the FBCA.

     If LEI fails to make an offer within the prescribed period or if LEI makes the offer and any Dissenting Shareholder fails to accept the offer within a 30 day period, LEI, within 30 days after receipt of an Election Notice given within 60 days of the date on which such corporate action was effected, shall, or at its election at any time within 60 days after the consummation of the Merger may, petition to the Circuit Court of Hillsborough County, Florida, requesting that the fair value of such shares be determined. The Court shall also determine whether each Dissenting Shareholder is entitled to payment for his shares. If LEI fails to institute the proceeding as required, any Dissenting Shareholder may do so in the name of LEI. All Dissenting Shareholders who have not agreed to accept LEI's offer will be made parties to the action and will be entitled to judgment against LEI for the amount of the fair value of their shares. The Court may appoint persons as appraisers to receive evidence and recommend a decision on the question of fair value. LEI shall pay each Dissenting Shareholder the amount found due to him within ten (10) days after the Court's final determination. Upon payment of the judgment, the Dissenting Shareholder shall cease to have any interest in such shares.

     The costs and expenses of such proceeding shall be determined by the Court and assessed against LEI. However, the Court may assess all or any part of such costs and expenses against a Dissenting Shareholder if the Court finds that the Dissenting Shareholder's refusal to accept LEI's offer was arbitrary, vexatious or not in good faith. If the Court determines that the fair value of the shares materially exceeds the amount of LEI's offer the Court may award to any Dissenting Shareholder compensation for attorneys and experts employed by the Dissenting Shareholder in the proceeding.

FURTHER INFORMATION

     If you have any questions regarding this solicitation of shareholder consents or require assistance, please contact David R. Schindler, Secretary of LEI, as follows:

                       Lykes Energy, Inc.
                       111 East Madison Street
                       Tampa, Florida 33602
                       (813) 273-0074

                                   THE MERGER

     The detailed terms of and conditions to the consummation of the Merger are contained in the Merger Agreement, a conformed copy of which is attached hereto as Exhibit A and incorporated herein by reference. The following discussion and the discussion under "THE MERGER AGREEMENT" set forth a description of the material terms and conditions of the Merger Agreement and are qualified by, and made subject to, the more complete information set forth in the Merger Agreement.

GENERAL

     The Merger Agreement provides for the merger of LEI with and into TECO; provided, however, that subject to certain conditions, including that the tax treatment of receipt of the Merger Consideration would not be adversely affected, LEI may be merged with a wholly-owned subsidiary of TECO. If the Merger Agreement is adopted by LEI shareholders, certain additional conditions are satisfied or waived and the Merger is consummated, LEI will either be merged with and into TECO or become a wholly-owned subsidiary of TECO.

     By consenting to approve and adopt the Merger Agreement, the LEI shareholders will be approving the merger of LEI with and into TECO, with TECO as the surviving corporation, as well as, subject to satisfaction of certain conditions contained in the Merger Agreement, the merger of LEI with a wholly-owned subsidiary of TECO, with LEI as the surviving corporation or with the wholly-owned subsidiary as the surviving corporation.

     As a result of the Merger, at the Effective Time, LEI Common Stock then outstanding will be converted as provided in the Merger Agreement into the Merger Consideration. The Merger Consideration will be allocated among the holders of LEI Common Stock as hereinafter described. For a description of the procedures for exchanging LEI Common Stock for TECO Common Stock and for payment of cash in lieu of the issuance of fractional shares, see "-- Manner and Basis of Converting Shares."

BACKGROUND OF THE MERGER

     Since its formation as a holding company in the early 1980s, TECO's strategy for building long term value for its shareholders has been to focus on growing closely related businesses in the energy industry. In furtherance of this objective, TECO began in 1992 analyzing publicly available data on PGS and its affiliates in connection with a possible acquisition. These analyses were updated in 1994 and 1995.

     In 1996, this activity was intensified and expanded. In addition to an internal review of updated publicly available information, Morgan Stanley & Co., Incorporated ("Morgan Stanley") was retained as a financial advisor on a potential merger with LEI. Legal counsel was also obtained on regulatory, tax and corporate aspects of such a transaction.

     In early October 1996, a decision was made to pursue a merger and Timothy
L. Guzzle, Chairman of the TECO Board and Chief Executive Officer of TECO, asked DuBose Ausley, a TECO director and a long time acquaintance of LEI's Chairman Tom L. Rankin, to call Mr. Rankin about the possibility of meeting to discuss a potential business combination of LEI and TECO.

     A meeting was subsequently scheduled for October 14, 1996 between Mr. Guzzle and Mr. Rankin in Mr. Ausley's office in Tallahassee, Florida.

     At the October 14, 1996 meeting, Mr. Guzzle delivered a written proposal to the effect that LEI would be merged with TECO or a subsidiary of TECO in a transaction in which the holders of LEI's outstanding shares of capital stock would receive a number of shares of TECO Common Stock determined by dividing $240 million by the average closing price of TECO Common Stock on the NYSE for a twenty-day trading period preceding the closing of the merger. The written proposal contained terms and conditions with regard to tax and accounting treatment, timing, regulatory approvals, due diligence and confidentiality issues. In addition to the letter proposing a merger, Mr. Guzzle delivered to Mr. Rankin a signed confidentiality letter with a provision restricting LEI from negotiating a change of control with another party for a thirty day period.

     Upon return to Tampa on the afternoon of October 14, 1996, Mr. Rankin consulted with LEI's President, John A. Brabson, Jr., and legal counsel. CS First Boston was contacted and agreed to send its representatives to Tampa to consult with LEI in its evaluation of the TECO proposal. A special meeting of LEI's Board of Directors to consider the TECO proposal was noticed for October 21, 1996.

     On October 21, 1996, after numerous discussions between CS First Boston, LEI, Morgan Stanley and TECO, TECO presented LEI with a letter signed by Mr. Guzzle increasing the price of his earlier offer to $285 million.

     Later on October 21, 1996, the LEI Board, at a special meeting, discussed TECO's proposal. Presentations were made by members of TECO management, CS First Boston, members of LEI's management and legal counsel to LEI. The LEI Board authorized management to negotiate a definitive agreement and plan of merger with TECO calling for the delivery to LEI's shareholders of TECO Common Stock worth not less than $285 million and containing customary provisions, subject to the approval of the LEI Board of Directors at a subsequent meeting. The LEI Board further authorized the officers of LEI to execute a confidentiality agreement with TECO granting exclusivity in negotiations for a period of not more than 60 days. Finally, the LEI Board ratified and confirmed the engagement of CS First Boston. LEI's management executed the proposed confidentiality agreement and granted TECO exclusivity in negotiations for a thirty day period to expire on November 20, 1996. On November 20, 1996, LEI extended the period for exclusivity of negotiations until November 22, 1996.

     From October 14, 1996 through November 21, 1996, the possibility of a transaction and related matters were discussed and negotiated at various meetings between Mr. Guzzle and Messrs. Rankin and Brabson, among other senior officers of the two companies, between CS First Boston and Morgan Stanley and between counsel for the two companies. During this time period, the two companies exchanged detailed operational, financial and other business information.

     On November 14, 1996, TECO's representatives informed LEI's representatives that TECO had substantially completed its review of relevant LEI business information and was prepared to increase its offer to $300 million, provided the other terms of the Merger Agreement could be agreed upon. Following meetings between counsel on November 17 through 20, 1996, substantially complete forms of the proposed Merger Agreement and Stock Option Agreement were made available to the directors of each company for the November 21, 1996 board meetings.

     On November 21, 1996, the LEI Board met to consider the proposed Merger. In connection with its consideration of the proposed Merger, the LEI Board reviewed and decided not to pursue other indications of interest previously received. Presentations were made by management, CS First Boston and counsel. The LEI Board reviewed and discussed the terms of the Merger and management's assessment of the Merger from financial, strategic, operating and regulatory standpoints. Representatives of CS First Boston presented certain financial and other analyses and delivered CS First Boston's oral opinion, later confirmed in writing, that as of the date of the Board meeting, the consideration to be received by the LEI shareholders in exchange for their LEI shares was fair from a financial point of view to such shareholders of LEI. After discussion, the LEI Board, by a unanimous vote of those present, approved the Merger Agreement and Stock Option Agreement and voted to recommend approval of same to LEI's shareholders.

     Also on November 21, 1996, the TECO Board met to consider the proposed transaction. Presentations were made by management and counsel. Morgan Stanley participated in the meeting as financial advisor to TECO and presented certain financial and other analyses. The TECO Board reviewed and discussed the terms of the Merger and management's assessment of the Merger from financial, strategic, operating and regulatory standpoints. After discussion, the TECO Board by a unanimous vote of those present approved the Merger Agreement and Stock Option Agreement.

     Later on November 21, 1996, the parties executed and delivered the Merger Agreement and Stock Option Agreement. On the morning of Friday, November 22, 1996, the transaction was publicly announced.

TECO'S REASONS FOR THE MERGER

     In considering the Merger, after consulting with management and its advisors, the TECO Board concluded that the Merger was in the best interest of TECO for the reasons, among others, set forth below.

     The Merger furthers TECO's strategy of pursuing growth in energy-related businesses.

     - New Energy Markets -- The Merger affords TECO the opportunity to add retail natural gas and propane distribution and commodity sales to its current electric wholesale and retail operations and gas production activities.

     - Geographic Expansion -- Tampa Electric's retail operations are confined to a 2,000 square mile area in west central Florida whereas after the Merger, TECO will be able to participate in the gas energy markets in all of the major metropolitan areas of Florida.

     - Increased Investment -- TECO has the financial strength to support increased capital construction for PGS and its affiliates whereas TECO believes that the growth of PGS and its affiliates has previously been somewhat constrained by LEI's more limited financial resources.

     The Merger also furthers TECO's growth strategy of better meeting its customers' needs through increased choice and value added services.

     - Full Service -- As a result of the Merger, TECO will be able to provide wholesale customers in peninsula Florida with either gas or electric services depending on whichever best fits their needs. The same is true with respect to retail customers in the limited area in which Tampa Electric and PGS service territories overlap.

     - Complement to Energy Services -- TECO is expanding its energy services offerings and expects that the Merger will stimulate further growth. The merged companies' presence in a much larger geographic area and the ability to provide both gas and electric energy will enhance the ability to offer "behind the meter" consulting services and present increased opportunities to offer TECO's residential and commercial energy management systems.

     - Power Marketing Support -- The extension of TECO's operations in the gas industry to include distribution and gas commodity sales to energy users should enhance its power marketing activities by broadening the scope and range of its services.

     Finally, the Merger represents an opportunity to continue to invest in businesses that will provide meaningful long term growth for TECO stimulated by an enhanced ability to meet the needs of its customers.

LEI'S REASONS FOR THE MERGER

     LEI believes that there are significant strategic benefits to the Merger that will further its growth. In its view, the larger combined Florida entity that emerges from the Merger will acquire greater diversity in energy products and corresponding supply sources, advantages through the integration of overlapping operations and support functions, improved access to capital and funding, and the ability to spread costs of new products, services and research and development over a wider customer base.

     In reaching the determination that the Merger is fair to and in the best interests of LEI's shareholders, the LEI Board consulted with management as well as with its financial and legal advisors, and considered a number of factors. Among such factors, the LEI Board also reviewed carefully the terms and conditions of the Merger Agreement. The LEI Board did not assign any relative or specific weight to the factors considered. The factors considered by the LEI Board included, but were not limited to, the following:

     - Strategic alternatives to the Merger (including remaining an independent company or entering into other business combinations), in light of the economic conditions and prospects of LEI and the competitive environment in the economy generally and the natural gas, propane and energy markets specifically. The LEI Board also considered the market and credit risks of proceeding independently, particularly information relating to LEI's future performance and business strategy on a stand-alone basis and the timing of the Merger.

     - The opinion of CS First Boston that as of the date of the opinion, the Merger Consideration, taken as a whole, was fair, from a financial point of view, to LEI's shareholders.

     - The federal income tax consequences of the Merger, including the ability of LEI's shareholders to have a tax-free exchange of their LEI Common Stock.

     - TECO's historical results of operations and other financial data, as well as the strength of its electric utility operations, diversified businesses, financial condition, and management team.

     - A review of historical stock prices, returns to shareholders and market performance of TECO Common Stock.

     - The continuing equity interest in the combined electric, gas and diversified energy-related operations of TECO and LEI provided by the Merger Consideration offered to LEI's stockholders.

     - The expected immediate increase in dividends that will be received by a LEI stockholder.

     - The recent substantial activity in utility restructuring, combinations and developing convergence strategies related to the development of energy services companies, as opposed to separate electric and gas companies, and the size and scale requirements necessary for future success.

     - The termination rights under the Merger Agreement, including fees payable by LEI to TECO under circumstances involving an alternative acquisition proposal or transaction and TECO's option rights for LEI shares under those circumstances.

     - The impact of the Merger on the employees of LEI, its customers and the communities served by LEI.

     Based upon all these matters, and such other matters as the LEI Board deemed relevant, the LEI Board unanimously approved and recommended the Merger Agreement as being in the best interest of LEI and its shareholders.

     THE LEI BOARD UNANIMOUSLY RECOMMENDS THAT LEI SHAREHOLDERS CONSENT TO THE APPROVAL OF THE MERGER AGREEMENT.

OPINION OF LEI'S FINANCIAL ADVISOR

     LEI retained CS First Boston to act as its financial advisor in connection with the Merger. CS First Boston was selected by LEI based on CS First Boston's experience, expertise and familiarity with LEI and its businesses. In connection with CS First Boston's engagement, LEI requested that CS First Boston evaluate the fairness, from a financial point of view, to LEI's stockholders of the Merger Consideration to be received by the stockholders of LEI in connection with the Merger. At a meeting of the LEI Board held on November 21, 1996, at which the LEI Board approved the Merger, CS First Boston rendered to the LEI Board an oral opinion to the effect that, as of such date and based upon and subject to certain matters, the Merger Consideration proposed to be received by the LEI stockholders pursuant to the Merger was fair to the LEI stockholders from a financial point of view. CS First Boston confirmed this oral opinion by delivery of a written opinion dated November 21, 1996.

     THE FULL TEXT OF CS FIRST BOSTON'S WRITTEN OPINION TO THE LEI BOARD DATED NOVEMBER 21, 1996, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS EXHIBIT B TO THIS PROSPECTUS/PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF LEI COMMON STOCK ARE URGED TO READ THIS OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF CS FIRST BOSTON SET FORTH IN THIS PROSPECTUS/PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     CS First Boston's opinion is addressed to the LEI Board and addresses only the fairness to the LEI stockholders from a financial point of view of the Merger Consideration proposed to be received by LEI's stockholders pursuant to the Merger and does not constitute a recommendation to any LEI stockholder as to whether such stockholder should affirmatively consent to the approval of the Merger. The Merger Consideration was determined through negotiations between LEI and TECO and was approved by the LEI Board and the TECO Board. CS First Boston provided advice to LEI during the course of such negotiations. The CS First Boston opinion does not address the fairness of the Merger Consideration from a financial point of view or otherwise to TECO or TECO's stockholders.

     In arriving at its opinion, CS First Boston reviewed the Merger Agreement and certain related documents, and certain publicly available business and financial information relating to LEI and TECO. CS First Boston has not reviewed the recently formed energy marketing joint venture between LEI and Duke/Louis Dreyfus L.L.C. and based on discussions with senior management of LEI have not assigned it a value in arriving at its opinion. CS First Boston also reviewed certain other information, including financial forecasts, provided to it by LEI and TECO and met with the respective managements of LEI and TECO to discuss the businesses and prospects of LEI and TECO. CS First Boston evaluated the pro forma financial impact of the Merger on TECO. CS First Boston also considered and relied upon the views of management of, and regulatory counsel for, LEI concerning the anticipated regulatory treatment to be accorded to the Merger. CS First Boston also considered certain financial and stock market data of TECO and financial data of LEI and compared such data with similar data for other publicly held companies in businesses similar to those of LEI and TECO and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. CS First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that CS First Boston deemed relevant.

     In connection with its review, CS First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied upon its being complete and accurate in all material respects. With respect to the financial forecasts, CS First Boston assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LEI and TECO as to the future financial performance of LEI and TECO. In addition, CS First Boston has not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LEI or TECO nor was CS First Boston furnished with any such evaluations or appraisals. CS First Boston's opinion is necessarily based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. CS First Boston did not express any opinion as to what the value of TECO Common Stock will be when issued to LEI's stockholders pursuant to the Merger or the prices at which TECO Common Stock will trade subsequent to the Merger. CS First Boston assumed that the Merger will be treated as a tax-free reorganization for federal income tax purposes, that the Merger will receive pooling of interests treatment for financial accounting purposes and that, in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. CS First Boston was not requested to, and did not, solicit third party indications of interest in acquiring all or part of LEI.

     In preparing its opinion for the LEI Board, CS First Boston performed a variety of financial and comparative analyses and considered a variety of factors, including those described below performed by CS First Boston in connection with its presentation to the LEI Board on November 21, 1996. The summary of CS First Boston's analyses set forth below does not purport to be a complete description of the analyses underlying CS First Boston's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its opinion, CS First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

     In its analyses, CS First Boston made numerous assumptions with respect to LEI, TECO, industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of LEI and TECO. No company, transaction or business used in such analyses as a comparison is identical to LEI, TECO or the Merger, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, such estimates are inherently subject to substantial uncertainty. CS First Boston's opinion (together with the related financial analyses) was only one of many factors considered by the LEI Board in its evaluation of the Merger and should not be viewed as determinative of the views of the LEI Board or management with respect to the Merger Consideration or the Merger.

     The following is a summary of the analyses performed by CS First Boston in connection with its presentation to the LEI Board on November 21, 1996.

     DISCOUNTED CASH FLOW ANALYSIS. CS First Boston calculated ranges of enterprise value for Peoples Gas System, Inc., LEI's natural gas distribution business ("Gas Distribution"); Peoples Gas Company, LEI's propane distribution business ("Propane Distribution"); Peoples Cogeneration Company, through which LEI holds its 50% interest in Pasco Cogen, Ltd., a 109 megawatt cogeneration facility ("Cogen Investment"); and Gator Gas Marketing, which has four gas service management contracts ("Gas Marketing") (each an "LEI Business" and together, the "LEI Businesses"). The valuations for Gas Distribution and Propane Distribution are based upon the net present value of each LEI Business' 10-year stream of forecasted unlevered free cash flows and fiscal year 2006 terminal value. The fiscal year 2006 terminal value was calculated using a range of multiples of fiscal year 2006 operating cash flow ("EBITDA") of each LEI Business. The range of terminal multiples was selected primarily based on the trading multiples of companies operating in businesses similar to those of each LEI Business. In conducting its analysis, CS First Boston relied on certain assumptions relating to volume growth, gross margin, return on equity and capital expenditures of the LEI Businesses provided by LEI management. For Gas Distribution, CS First Boston applied discount rates ranging from 8.0% to 10.0%, reflecting the weighted average cost of capital, and multiples of terminal EBITDA ranging from 6.0x to 8.0x. For Propane Distribution, CS First Boston applied discount rates ranging from 9.0% to 11.0%, reflecting the weighted average cost of capital, and multiples of terminal EBITDA ranging from 7.5x to 8.5x. The valuation for the Cogen Investment was based on the forecasted levered free cash flows from 1997 to 2009 at Pasco Cogen, Ltd., under the proposed power purchase agreement ("PPA") settlement as represented by LEI's management. CS First Boston applied discount rates ranging from 8.0% to 10.0% against the levered free cash flows of the Cogen Investment as well as the estimated terminal value, which was determined, in part, based on analyzing perpetuity growth rates ranging from -1.0% to 3.0% on estimated cash flows after the expiration of the PPA. For Gas Marketing, CS First Boston applied discount rates ranging from 10.0% to 12.0% against the free cash flows from four gas service management contracts expiring from 2008 to 2013. This analysis indicated an enterprise valuation reference range for the LEI Businesses of approximately $369 million to $435 million.

     CS First Boston also calculated ranges of value for the electric utility business, the transport and trade business, the coal business, the coalbed methane business and the power services business of TECO (each a "TECO Business" and together, the "TECO Businesses"). In conducting its analysis, CS First Boston relied on certain assumptions relating to sales growth, operating margins, return on equity and capital expenditures of the TECO Businesses provided by TECO's management.

     COMPARABLE COMPANIES ANALYSIS. CS First Boston reviewed and compared certain actual and forecasted financial and operating information of the Gas Distribution business with comparable information of the following publicly traded companies in the natural gas distribution industry: Atmos Energy Corporation, Energen Corporation, Laclede Gas Company, NUI Corporation, Piedmont Natural Gas Company, Inc., and Public Service Company of North Carolina (the "Gas Distribution Comparable Companies"). In addition, CS First Boston reviewed and compared certain actual and forecasted financial and operating information of the Propane Distribution business with comparable information of the following publicly traded companies in the propane distribution industry: Amerigas Partners, L.P., Ferrellgas Partners, L.P., Heritage Propane Partners, L.P., National Propane Partners, L.P., Star Gas Partners, L.P. and Suburban Propane Partners, L.P. (the "Propane Distribution Comparable Companies" and, together with the Gas Distribution Comparable Companies, the "Comparable Companies").

     CS First Boston selected these companies based on their activity in businesses comparable to the LEI Gas Distribution and Propane Distribution businesses. CS First Boston derived multiples of enterprise value relative to EBITDA and earnings before interest and taxes ("EBIT"), and multiples of equity value relative to net income and book value for the Comparable Companies based on (i) the latest twelve month period ending September 30, 1996 ("LTM") and (ii) forecasts for the 1997 calendar year ("1997E"). CS First Boston then calculated imputed enterprise values for the Gas Distribution and Propane Distribution businesses by applying book value as well as LTM and 1997E EBITDA, EBIT, and net income for the Gas Distribution and Propane Distribution businesses to the multiples derived from its analysis of the Comparable Companies. This analysis resulted in an enterprise valuation reference range for the Gas Distribution business of approximately $315 million to $365 million and for the Propane Distribution business of approximately $40 million to $48 million. All forecasted EBITDA, EBIT and net income multiples for the Comparable Companies were based on information contained in equity research reports. The enterprise values and equity values of the Comparable Companies used in the foregoing analyses were based on closing stock prices as of November 15, 1996.

     CS First Boston also reviewed and compared certain actual and forecasted financial and operating information of the TECO Businesses with comparable information of selected publicly traded companies in the electric utility industry (the "Electric Utility Comparables"), the barge and shipping industry (the "Trade and Transport Comparables"), the coal industry (the "Coal Comparables"), certain oil and gas independents (the "Coalbed Methane Comparables") and the independent power producer industry (the "Power Services Comparables").

     COMPARABLE ACQUISITIONS ANALYSIS. Using publicly available information, CS First Boston analyzed the purchase prices and multiples paid in certain merger and acquisition transactions in the natural gas distribution and propane distribution industries. CS First Boston analyzed the following transactions in the natural gas distribution industry: the proposed acquisition of Pacific Enterprises by ENOVA Corporation, the proposed acquisition of NorAm Energy by Houston Industries, the proposed acquisition of United Cities Gas by Atmos Energy, the proposed acquisition of ENSERCH by Texas Utilities, the proposed acquisition of Washington Energy by Puget Sound Power and Light, the acquisition of Wisconsin Southern Gas by Wisconsin Energy, the acquisition of Greeley Gas by Atmos and the acquisition of Diversified Energy by Arkla (the "Gas Distribution Comparable Acquisitions"). CS First Boston also analyzed the purchase prices and multiples paid in the following transactions in the propane distribution industry: the proposed acquisition of Empire Energy by Northwestern Public Service, the acquisition of Skelgas by Ferrellgas, the acquisition of Petrolane by UGI Corp., the acquisition of EMRO Propane by MAPCO and the acquisition of Star Gas by Petroleum Heat and Power (the "Propane Distribution Comparable Acquisitions").

     CS First Boston selected these acquisitions based on the activity of the acquired companies in businesses comparable to that of the Gas Distribution and Propane Distribution businesses. For the Gas Distribution and Propane Distribution businesses, CS First Boston calculated the adjusted purchase price (equity purchase price plus total assumed debt less assumed cash) as a multiple of sales, EBITDA and EBIT of each acquired company for the latest available twelve month period immediately preceding the announcement of the acquisition of such company. For the Gas Distribution business, CS First Boston also calculated the equity purchase price as a multiple of book value and net income for the latest available twelve month period immediately preceding the announcement of the acquisition of such company. CS First Boston then calculated imputed enterprise values of the Gas Distribution and Propane Distribution businesses by applying LTM sales, LTM EBITDA and LTM EBIT for each LEI Business to the multiples derived from its analysis of the acquired companies. CS First Boston also calculated imputed enterprise values of the Gas Distribution business by applying book value and LTM net income for the Gas Distribution business to the multiples derived from its analysis of the acquired companies. This analysis resulted in an enterprise valuation reference range for the Gas Distribution Business of approximately $300 million to $400 million and the Propane Distribution Business of approximately $45 million to $51 million.

     CS First Boston also reviewed certain actual financial and operating information of the TECO Businesses, and calculated imputed enterprise values by applying this actual financial and operating information of the TECO Businesses against multiples paid in certain merger and acquisition transactions in the electric utility industry (the "Electric Utility Comparable Acquisitions"), the barge and shipping industry (the "Trade and Transport Comparable Acquisitions"), the coal industry (the "Coal Comparable Acquisitions"), the oil and gas property market (the "Coalbed Methane Comparable Acquisitions") and the independent power producer industry (the "Power Services Comparable Acquisitions").

     REFERENCE VALUE RANGE. The results of the Discounted Cash Flow, Comparable Companies and Comparable Acquisitions analyses for the Gas Distribution, Propane Distribution, Cogen Investment and Gas Marketing businesses of LEI indicated an enterprise valuation reference range of approximately $384 million to $445 million and an equity valuation reference range of approximately $249 million to $310 million.

     RELATIVE CONTRIBUTION ANALYSIS. Using 1996 actual data for LEI as of September 30, 1996 and 1996 estimated data for TECO (for the year ended December 31, 1996 per TECO's Five Year Plan as provided by TECO management), CS First Boston analyzed the contribution attributable to LEI to the pro forma revenues, EBITDA, EBIT and net income of TECO following the Merger, and compared it to the pro forma LEI ownership percentage in TECO following the Merger based on the current market price of TECO Common Stock as of November 15, 1996 ($24.50) and the proposed Merger Consideration of $300.0 million ("Pro Forma LEI Ownership"). CS First Boston also analyzed the contribution attributable to LEI to the pro forma book value and total assets of TECO following the Merger, using book value and total assets as of September 30, 1996 for both TECO and LEI, and compared it to the Pro Forma LEI Ownership. CS First Boston calculated the Pro Forma LEI Ownership at approximately 9%. CS First Boston calculated the contribution of LEI to pro forma TECO net income, book value and total assets at approximately 8%, the contribution of LEI to pro forma TECO EBITDA and EBIT at approximately 10% and the contribution of LEI to pro forma revenues at approximately 17%. The actual results achieved by the combined company may vary from forecasted results, and the variations may be material.

     PRO FORMA MERGER ANALYSIS. CS First Boston also analyzed certain pro forma effects projected to result from the Merger, based upon financial forecasts provided by LEI and TECO management. CS First Boston was advised by the management of LEI and TECO that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. This analysis indicated that the Merger would be dilutive to the EPS of TECO for its 1997 and 1998 fiscal years. CS First Boston also reviewed certain 1997 and 1998 estimated financial coverage ratios of the combined entity resulting from the Merger, including EBITDA to estimated interest expense, EBIT to estimated interest expense and estimated total debt to total book capitalization. In this analysis, CS First Boston assumed that both LEI and TECO would perform substantially in accordance with earnings forecasts provided to CS First Boston by LEI's and TECO's management. The actual results achieved by the combined company may vary from projected results and the variations may be material.

     PURCHASE PRICE ANALYSIS AND STOCK TRADING HISTORY. CS First Boston performed analyses relating to the Merger Consideration to be received by the LEI stockholders assuming various prices for TECO Common Stock. CS First Boston also examined the history of trading prices for TECO Common Stock and various historical information relating to TECO.

     MISCELLANEOUS. Pursuant to the terms of CS First Boston's engagement, LEI has agreed to pay CS First Boston for its services in connection with the Merger an aggregate transaction fee of $3.24 million, payable as follows: (i) $100,000 payable upon execution of the engagement letter (the "Financial Advisory Fee"),
(ii) a fee of $150,000 payable upon the signing of a definitive merger agreement (the "Announcement Fee"), and (iii) a transaction fee of $2.7 million, plus 0.9% of the aggregate consideration paid for LEI's equity in excess of $240 million (the "Transaction Fee"), payable upon the closing of TECO's acquisition of all or a substantial amount of the assets or capital stock of LEI, against which the Financial Advisory Fee and the Announcement Fee are creditable. LEI has also agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by CS First Boston, and to indemnify CS First Boston and certain related entities against certain liabilities, including liabilities under the federal securities laws.

     In the ordinary course of business, CS First Boston and its affiliates may actively trade the debt and equity securities of TECO for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. CS First Boston in the past has provided financial advisory and investment banking services to LEI unrelated to the Merger, for which services CS First Boston has received compensation, and may provide additional services to LEI and TECO in the future.

     CS First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

MANNER AND BASIS OF CONVERTING SHARES

     At the Effective Time, each outstanding share of LEI Common Stock, other than shares of LEI Common Stock held directly or indirectly by LEI and shares for which dissenters' rights have been properly exercised, will be converted into the right to receive a pro rata share of the Merger Consideration. The Merger Consideration shall equal the number of shares (rounded down to the nearest whole share and subject to the payment of cash for fractional shares as described below) of TECO Common Stock determined by dividing $300,000,000 by the average of the closing prices of TECO Common Stock as reported on the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date (the "TECO Common Stock Market Value"), provided, however, that the TECO Common Stock Market Value shall not exceed $27.25 nor be less than $22.25. Based upon the current number of LEI shares currently outstanding, each exchanged share of LEI Common Stock will, thus, be converted into the right to receive between
10.3018 and 12.6168 shares of TECO Common Stock. Appropriate adjustments shall be made in the event of any TECO recapitalization, stock dividend or similar capital change prior to the Closing Date. See also "THE MERGER
AGREEMENT -- Termination" for a discussion of events which may lead to a greater or smaller number of shares of TECO Common Stock constituting the Merger Consideration.

     As soon as practicable following the Effective Time, TECO will mail to each record holder of LEI Common Stock immediately prior to the Effective Time, a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging LEI Common Stock certificates for TECO Common Stock certificates and cash in lieu of fractional shares. Letters of transmittal will also be available following the Effective Time at the offices of TECO in Tampa, Florida. After the Effective Time, there will be no further registration of transfers on the stock transfer books of LEI of shares of LEI Common Stock that were outstanding immediately prior to the Effective Time. Share certificates should not be surrendered for exchange by shareholders of LEI prior to the Effective Time and the receipt of a letter of transmittal.

     No fractional shares of TECO Common Stock will be issued in the Merger. Each shareholder of LEI otherwise entitled to a fractional share will receive an amount in cash equal to the value of such fractional share based upon the TECO Common Stock Market Value. No interest will be paid on such amount, and all shares of LEI Common Stock held by a record holder shall be aggregated for purpose of computing the amount of such payment.

     Until so surrendered and exchanged, each certificate previously evidencing LEI Common Stock shall represent solely the right to receive TECO Common Stock and cash in lieu of fractional shares. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of TECO Common Stock as of any time on or after the Effective Time shall be paid to the holders of such certificates previously evidencing LEI Common Stock; provided, however, that, upon any such surrender and exchange of such certificates, there shall be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of

TECO Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of TECO Common Stock.

ESCROW AGREEMENT; INDEMNIFICATION

     At the Effective Time, five percent of the number of shares of TECO Common Stock comprising the Merger Consideration shall be deposited in escrow under the Escrow Agreement to satisfy certain claims for which TECO is entitled to be indemnified under the Merger Agreement, including payment of $5,650,000 if the cogeneration project referred to below is disposed of, under certain circumstances, for $6,000,000 or less. See "THE MERGER AGREEMENT -- Escrow and Indemnity."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In conjunction with the execution of the Merger Agreement, John A. Brabson, Jr., President of LEI, has entered into an employment agreement with TECO and LEI dated November 21, 1996, with an employment term commencing at the Effective Time and expiring six months thereafter (the "Employment Term"), which may be extended by mutual agreement. Mr. Brabson will be employed as Chairman of PGS, which will be a division of TECO. Mr. Brabson will be paid at his current annual base compensation rate of $265,000 for the Employment Term, plus if he remains employed to the end of the Employment Term, continuation of his current entitlement to a bonus of 30% of his base compensation and a contribution to his Deferred Compensation Incentive Program account equal to 25% of base salary and bonus. At the Effective Time, Mr. Brabson will receive a severance payment of $539,000, a cash payment of $74,000, representing two years service credit under the Peoples Gas System, Inc. Retirement Plan, a cash payment of $66,000 representing compensation for foregoing service credit during the Employment Term under LEI's Supplemental Executive Retirement Plan, vesting and entitlement to immediate distribution of all amounts credited to his account under the Deferred Compensation Incentive Program and an increase in his benefit under the Supplemental Executive Retirement Plan of LEI with the assumption that Mr. Brabson is two years older than his actual age. TECO will also arrange to provide Mr. Brabson health insurance benefits for two years following his termination of employment. Pursuant to the Employment Agreement, Mr. Brabson has agreed to a two year non-compete covenant with TECO in consideration for a $150,000 cash payment payable at the Effective Time. Additionally, TECO will pay, until the completion of Mr. Brabson's current terms as chairman of the American Gas Cooling Center and as a director of the American Gas and the Southern Gas Associations, membership dues in such organizations and reasonable expenses associated with meeting attendance and performance of responsibilities.

     Jack E. Uhl, Chief Financial Officer of PGS, has entered into an employment agreement with TECO and LEI dated November 21, 1996, with an employment term commencing at the Effective Time and expiring six months thereafter (the "Employment Term"), which may be extended by mutual agreement, Mr. Uhl will be employed in a position in the PGS division of TECO commensurate with his position with LEI before the Effective Time. Mr. Uhl will be paid at his current annual base compensation rate of $167,400 for the Employment Term, plus if he remains employed to the end of the Employment Term, continuation of his current entitlement to a bonus of 30% of his base compensation and a contribution to his Deferred Compensation Incentive Program account equal to 25% of base salary and bonus. Upon termination of employment other than for cause or upon expiration of the Employment Term, Mr. Uhl will receive a severance payment of $386,000, a cash payment of $102,000, representing two years service credit under the Peoples Gas System, Inc. Retirement Plan and vesting and entitlement to immediate distribution of all amounts credited to his account under the Deferred Compensation Incentive Program. TECO will also arrange to provide Mr. Uhl continuation of health insurance benefits for two years following termination of employment. Pursuant to this Employment Agreement, Mr. Uhl has agreed to a two-year non-compete covenant with TECO in exchange for a $50,000 cash payment.

     Each of Gerald Cox, Dan Pountney, Frank Sivard, Elliott White and Lee Young, officers of PGS, have entered into a severance agreement with TECO and LEI dated November 21, 1996, effective at the Effective Time and expiring two years thereafter (the "Employment Term"). If an officer's employment is terminated before the end of the Employment Term by TECO without cause, the officer will receive a severance payment equal to two times the annual rate of his base salary and target bonus amount, an increase in his benefit under the Supplemental Executive Retirement Plan of LEI with the assumption that the officer is two years older than his actual age and vesting and entitlement to immediate distribution of all amounts credited to his account under LEI's Deferred Compensation Incentive Program. Appropriate outplacement assistance will be provided to the officer. TECO will also arrange to provide the officer continuation of life, disability, accident and health insurance benefits for two years following termination of employment.

     TECO has also entered into severance agreements with certain key employees of LEI. The severance agreements for key employees provide that if an employee is terminated within two years after the Effective Time he will receive a payment of one time his base salary plus annual bonus, an increase in benefits from the Supplemental Executive Retirement Plan of LEI by adding one year of age in the benefit calculations (unless previously paid in connection with the termination of the Supplemental Executive Retirement Plan), continuation of life, disability accident and health insurance benefits for one year following termination of employment and availability of appropriate outplacement services.

     In the event the LEI shareholders do not approve the proposal regarding payments under the severance and employment agreements as set forth in "CONSENT SOLICITATION -- Proposals in the Consent," benefits payable under the agreements are subject to reduction to the extent that any portion of such payments is not deductible by TECO as a result of Section 280G of the Code.

EFFECTIVE TIME

     It is expected that the closing contemplated by the Merger Agreement will take place after all the conditions to the Merger have been satisfied or waived, which is expected to be by mid-1997 (the "Closing Date").

     The date and time of the filing of appropriate merger documents with the Florida Department of State, or such later time as may be specified therein, will be the Effective Time of the Merger. LEI and TECO will cause such merger documents to be filed and recorded as soon as practicable on or after the satisfaction or waiver of all conditions to the Merger. It is expected that the merger documents will be filed on the Closing Date.

RESALES OF TECO COMMON STOCK

     The shares of TECO Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may be traded without restriction by all former holders of shares of LEI Common Stock who are not "affiliates" (as defined under the Securities Act) of LEI ("Affiliates"). Directors, executive officers and certain 5% shareholders of LEI may be deemed to be Affiliates. It is a condition to TECO's obligations under the Merger Agreement that each Affiliate execute and deliver to TECO an "affiliate letter" setting forth certain restrictions on such Affiliate's ability to sell the shares of TECO Common Stock received in the Merger. Such restrictions arise from the applicable provisions of Rules 144 and 145 under the Securities Act and the requirements for "pooling of interest" accounting treatment.

                              THE MERGER AGREEMENT

REPRESENTATIONS, WARRANTIES AND COVENANTS

     LEI and TECO have made certain representations and warranties to each other relating to, among other things, compliance with laws, preparation of financial statements, legal actions and proceedings, the absence of undisclosed liabilities, and capitalization and share ownership.

     LEI has agreed that, except with the prior written consent of TECO and with certain other exceptions set forth in the Merger Agreement, prior to the consummation of the Merger it shall observe certain covenants relating to the conduct of LEI's business, including conducting its business in the usual course and using reasonable efforts to (i) preserve intact and keep available the services of LEI's employees, (ii) keep in effect certain insurance policies in coverage amounts not less than those in effect at the date of the Merger Agreement, (iii) preserve its business, advertise, promote and market its services, keep its properties intact and preserve its goodwill, and (iv) use all reasonable efforts to preserve and protect its intellectual property rights.

     LEI has also agreed that, except with the prior written consent of TECO and with certain other exceptions set forth in the Merger Agreement, it will not take the following actions: (i) sell or transfer, or mortgage, pledge or create or permit to be created any security interest on, any of its assets other than sales or transfers in the ordinary course of business; (ii) incur any obligation or liability other than in the ordinary course of business, incur any indebtedness for borrowed money or enter into any other contracts or commitments involving payments of $250,000 or more, other than purchase orders or commitments for natural gas or propane gas for a term not exceeding one year;
(iii) change the compensation or fringe benefits for any officer, director, employee, or consultant, except for ordinary merit increases for employees based on periodic reviews in accordance with past practices, or enter into or modify any employee benefit plan or any employment severance or other agreement with any officer, director, employee, or consultant of LEI; (iv) grant or accelerate the exercisability of any option, warrant, or other right to purchase, or convert any obligation into, shares of LEI capital stock, declare or pay any dividend or other distribution with respect to any shares of LEI capital stock except ordinary dividends in accordance with past practices out of current income not exceeding $1.125 per share quarterly, or issue any shares of its capital stock; (v) amend its articles of incorporation or bylaws; (vi) make any filings with any government authority regarding its rates or charges, standards of service, accounting matters or services it provides, except in the ordinary course of business consistent with past practices and not less than ten days after having furnished a copy of such filing to TECO; or (vii) make any material acquisition of property other than in the ordinary course of business. At any time prior to the Effective Time, any of the parties to the Merger Agreement may waive any conditions to its own obligation to consummate the Merger, but only to the extent that such conditions are intended for its benefit.

     TECO has agreed, with regard to the employee benefit plans that LEI currently provides to its employees, that commencing on the Closing Date, TECO will maintain for former LEI employees, the same, or substantially similar: (i) insurance coverages and benefits through December 31, 1997, after which date TECO may discontinue such coverages and benefits, in which case former LEI employees become eligible for the same coverages and benefits generally available to TECO employees; (ii) qualified plans through December 31, 1997, after which date TECO may either maintain LEI's qualified plan or permit former LEI employees to participate in TECO's retirement and retirement savings plans, crediting to such new plans the employee's service with LEI; (iii) Supplemental Executive Retirement Plan ("SERP") for one year, after which time TECO may either continue the SERP, permit certain SERP participants to participate in TECO's SERP or provide for distribution of the present value of a participant's accrued SERP benefit (specifically with respect to LEI officers on the date of the agreement, TECO will permit their participation in TECO's SERP); (iv) additional salary reduction contributions to LEI's Management Deferred Compensation Plan for two years, after which time TECO may prohibit future plan contributions but will continue to maintain plan accounts or a similar arrangement until amounts in the accounts are distributed; (v) LEI's Deferred Compensation Incentive Program ("DCIP") through September 30, 1997, after which date no further bonus credits will be made to the DCIP and TECO may either maintain such DCIP accounts or a similar arrangement until the amounts in the accounts are distributed; and (vi) other bonus plans with respect to services performed though September 30, 1997. TECO may terminate, as of the Closing Date, all LEI personnel policies and procedures, and substitute TECO policies and procedures; provided, however, LEI employees receive credit for service with LEI. See "THE MERGER -- Interests of Certain Persons in the Merger."

     TECO has also agreed that rights to indemnification provided to officers and directors by the bylaws and charters of LEI and its subsidiaries shall survive the Closing Date, and TECO shall use reasonable efforts to maintain for three years following the Closing Date LEI's current directors' and officers' liability insurance policy (or a similar such policy) with respect to causes of action arising from acts or omissions occurring on or before the Closing Date; provided, however, TECO is not required to expend more than 125% of current annual premiums paid by LEI for such insurance.

     LEI and TECO have each agreed to use their respective reasonable efforts to obtain all authorizations, consents and permits necessary to the consummation of the transactions contemplated by the Merger

Agreement, and to perform and fulfill its obligations under the Merger Agreement, to obtain the other party's approval prior to issuance of any press release or other information to the press or any third party with respect to the Merger Agreement or the transactions contemplated thereby.

CONDITIONS OF MERGER

     In addition to the adoption of the Merger Agreement by the shareholders of LEI, the respective obligations of TECO and LEI to consummate the Merger are subject to the following conditions, among others, unless waived by TECO and
LEI: (i) the representations and warranties contained in the Merger Agreement must be accurate in all material respects at the Effective Time; (ii) all covenants and agreements required by the Merger Agreement to be performed or complied with shall have been performed or complied with in all material respects on or prior to the Effective Time; (iii) the parties shall have received customary legal opinions and other documents as described in the Merger Agreement; (iv) TECO and LEI shall have received letters from Coopers & Lybrand L.L.P. and Price Waterhouse LLP, respectively, regarding pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement; (v) TECO shall have received letters from specified Affiliates (as defined under "THE
MERGER -- Resales of TECO Common Stock" above) of LEI agreeing not to sell or transfer shares of TECO Common Stock to be received in the Merger, except under certain circumstances or in compliance with certain conditions; (vi) the parties shall have obtained all approvals, consents and waivers required to be obtained in connection with the performance of the Merger Agreement; (vii) the parties shall have entered into an agreement governing the Merger Consideration to be held in escrow (the "Escrow Agreement"); (viii) the Registration Statement shall have been declared effective by the Securities and Exchange Commission (the "Commission") and no stop order suspending the effectiveness thereof shall have been issued; (ix) any applicable waiting period under the HSR Act shall have expired or terminated; (x) the parties shall have received opinions of counsel to the effect that the Merger will be a tax-free reorganization; (xi) the interest of LEI in a cogeneration project shall have been disposed of so as to preserve "qualifying facility" status, unless consummation of the Merger will not adversely affect such project's "qualifying facility" status; and (xii) the shares of TECO Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; and
(xiii) certain related agreements shall have become effective.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by LEI's shareholders, as follows: (i) by either party, by written notice to the other, if the Effective Time shall not have occurred by December 31, 1997 and a breach by the terminating party has not been the cause of or resulted in the failure of the Merger to occur on or before such date; (ii) by either party (provided that such party is not then in material breach of any representation, warranty, covenant or other agreement in the Merger Agreement), by written notice to the other party, if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties contained in the Merger Agreement on the part of the other party, which breach is either not cured within twenty (20) days following written notice to such other party or by its nature cannot be cured prior to the Closing; (iii) by either party, by written notice to the other, if any governmental entity shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction or other action shall have become final and nonappealable; (iv) by either party, provided the terminating party is not in material breach of the Merger Agreement, by written notice to the other, if the required approval of the Merger Agreement by the shareholders of LEI shall not have been obtained the required approval of the shareholders of LEI;
(v) by LEI, prior to the approval of the Merger by its shareholders, under certain limited circumstances, if an alternative transaction is proposed; (vi) at any time with the written consent of LEI and TECO; (vii) by LEI if the TECO Common Stock Market Value is less than $20.50, provided that TECO may negate such termination by notifying LEI of its intent to pay as the Merger Consideration the number of shares of TECO Common Stock having a value, based on the average of the closing prices of TECO Common Stock as reported by the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date, equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $20.50; or (viii) by TECO if the TECO Common Stock

Market Value is greater than $29.00, provided that LEI may negate such termination by notifying TECO of its intent to accept as the Merger Consideration the number of shares of TECO Common Stock having a value, based on the average of the closing prices of TECO Common Stock as reported by the NYSE for the 20 trading days ending on the third trading day prior to the Closing Date, equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $29.00.

     The decision whether to terminate the Merger Agreement if the TECO Common Stock Market Value is less than $20.50 or to negate any termination by TECO if the TECO Common Stock Market Value is greater than $29.00 may be made by the LEI Board. In making such decision, the LEI Board will take into account, consistent with its fiduciary duties, all relevant facts and circumstances existing at the time, including among other things the market for energy industry stocks in general, the relative value of the TECO Common Stock in the market, the alternatives then available to LEI, the advice of its financial advisors and legal counsel and, in the case of a decision to terminate the Merger Agreement, whether TECO is prepared to increase the Merger Consideration. By approving the Merger Agreement, the LEI shareholders would be permitting the LEI Board to determine, in the exercise of its fiduciary duties, to proceed with the Merger even though the TECO Common Stock Market Value is less than $20.50 and there is no increase in the number of shares of TECO Common Stock or, in the case of a termination by TECO, to negate that termination and proceed with the Merger accepting fewer shares of TECO Common Stock that would be equal in value to the value of the Merger Consideration if the TECO Common Stock Market Value had been $29.00. The LEI Board has made no decision as to the circumstances in which it would elect not to terminate the Agreement even if the TECO Common Stock Market Value fell below $20.50 or would elect to negate a termination by TECO if the TECO Common Stock Market Value rose above $29.00.

WAIVER AND AMENDMENT

     At any time prior to the Effective Time, (i) the parties to the Merger Agreement may, by written agreement, waive or extend the time for performance of any obligation under the Merger Agreement and (ii) any term or provision of the Merger Agreement may be waived in writing by the party entitled to the benefits thereof.

NO SOLICITATION

     LEI has agreed not to (i) solicit, initiate or encourage discussions with any person, other than TECO, relating to the possible acquisition of LEI or all or a material portion of the assets or any of the capital stock of LEI or any merger or other business combination with LEI (an "Acquisition Transaction") or
(ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by outside legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any Acquisition Transaction. LEI has also agreed to inform TECO within one business day of their receipt of any offer, proposal or inquiry relating to any Acquisition Transaction.

TERMINATION FEES

     If the Merger Agreement is terminated as described in the next sentence, LEI will be obligated to reimburse TECO in the amount of TECO's out-of-pocket expenses in connection with the Merger up to a maximum of $3,000,000. Such reimbursement will be required if TECO is not in material breach of any representation, warranty, covenant or agreement contained in the Merger Agreement and the Merger Agreement is terminated by (i) either party if the LEI shareholder action adopting the Merger Agreement is not obtained; (ii) TECO for a material breach by LEI of any representation, warranty, covenant or agreement; and (iii) TECO if the LEI Board (A) withdraws its recommendation that shareholders act in favor of the Merger Agreement or (B) for any reason fails to solicit the written consent of its shareholders to the Merger for the purpose of adopting the Merger Agreement. In addition, LEI will be required to pay TECO a fee of $12,000,000 (less such expense reimbursement) if TECO has terminated the Merger Agreement under certain of the foregoing circumstances and LEI receives an acquisition proposal from a third party which it does not reject.

     If LEI terminates the Merger Agreement because of a material breach by TECO and LEI is not then in material breach of the Merger Agreement, TECO will reimburse LEI for its costs and expenses relating to the Merger up to $1,800,000.

STOCK OPTION AGREEMENT

     TECO and LEI have entered into a Stock Option Agreement dated November 21, 1996 (the "Stock Option Agreement") in connection with, and as a condition to, TECO's execution of the Merger Agreement. The Stock Option Agreement is included as an exhibit to the Merger Agreement which is Exhibit A and is incorporated herein by reference. The following discussion sets forth a description of the material terms of the Stock Option Agreement and is qualified by, and made subject to, the more complete information set forth in the Stock Option Agreement.

     Under the Stock Option Agreement, LEI has granted to TECO an irrevocable option (the "Option") to purchase up to 212,664 shares of LEI Common Stock (the "Option Shares") representing 19.9% of the outstanding shares, at a price per share of $280.72, which Option is exercisable in whole or in part at any time and from time to time after the occurrence of a Trigger Event (as defined below) and prior to the Expiration Date (as defined below). The Option may not be exercised if TECO is in material breach of any of its representations, warranties, covenants or agreements contained in the Stock Option Agreement or in the Merger Agreement.

     A "Trigger Event" occurs if any person has made, or has disclosed an intention to make, a proposal to engage in an Acquisition Transaction which has not been rejected by LEI and the Merger Agreement is terminable by TECO because
(i) the LEI shareholders shall not have approved the Merger Agreement within sixty days of the effective date of the Registration Statement of which this Prospectus/Proxy Statement forms a part; (ii) the LEI Board (A) withdraws its approval of or recommendation in favor of the Merger Agreement, or (B) authorizes or recommends an Acquisition Transaction, or (iii) LEI materially breaches the Merger Agreement and such breach is either not cured within 20 days or cannot be cured prior to the Closing Date and at such time TECO is not in material breach of the Merger Agreement.

     The term "Expiration Date" means the earliest of: (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement pursuant to its terms other than pursuant to a Trigger Event, and (iii) the passage of 180 days after the termination of the Merger Agreement if such termination follows a Trigger Event, which period may be extended for limited periods if exercise of the Option is then prohibited.

     Put Right. TECO may require, (x) at any time during which the Option is exercisable, LEI to repurchase from TECO all or any portion of the Option, at the price per share equal to the difference between the "Market/Offer Price" and the Exercise Price or (y) at any time prior to January 31, 1999, LEI to repurchase from TECO all or any portion of the shares purchased pursuant to the Option, at the price equal to the "Offer Price" and the Exercise Price. The "Offer Price" shall be the highest price per share offered pursuant to any Acquisition Transaction. The "Market/Offer Price" means, the higher of (x) the highest price per share offered as of such date pursuant to any Acquisition Transaction which was initiated prior to such date and not terminated or withdrawn as of such date and (y) the Fair Market Value (as defined below) of the LEI Common Stock as of such date. The "Fair Market Value" of the LEI Common Stock shall mean the average of the daily closing sales prices during the ten trading days prior to the fifth trading day preceding the date of determination on an established national stock exchange or national inter-dealer quotation system on which the LEI Common Stock is regularly traded or, if it is not so traded during such period, the fair market value of the LEI Common Stock as determined by an independent investment banking firm of nationally recognized standing experienced in the valuation of companies in the natural gas distribution industry.

     Registration Rights. Following termination of the Merger Agreement, to the extent TECO owns shares of LEI Common Stock acquired pursuant to the exercise of the Option, LEI shall at the request of TECO register under the Securities Act all or any part of such shares; provided that LEI may elect instead to purchase such shares at their fair market value.

     Limitation on Fees. The aggregate amount payable by LEI to TECO as a Termination Fee and under the Stock Option Agreement shall not exceed $15,000,000. The amount deemed payable under the Stock Option Agreement for this purpose is the amount that would be payable if TECO had exercised the put right with respect to the Option.

ESCROW AND INDEMNITY

     Pursuant to the Merger Agreement, TECO will deposit 5% of the total number of shares of TECO Common Stock comprising the Merger Consideration with NationsBank, N.A. (South) as escrow agent (the "Escrow Agent"), to be held for a twelve-month period following the Effective Time and disbursed by the Escrow Agent in accordance with the Escrow Agreement. Such shares will be deducted pro rata from the shares allocable to each former holder of LEI Stock. While the shares are held in escrow, the shares are voted in accordance with instructions of the shareholder representatives appointed under the Escrow Agreement (the "Shareholder Representatives") and all dividends paid upon such shares will be distributed pro rata to the former holders of LEI Stock. The Escrow Agreement is included as an exhibit to the Merger Agreement which is Exhibit A and is incorporated herein by reference.

     The Common Stock held under the escrow agreement will be applied to indemnify and hold harmless TECO (and its directors, officers, employees, agents and assigns) subsequent to the Effective Time (i) from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties imposed or assessed by any judicial or administrative body and reasonable attorney's fees, whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing ("Losses"), arising out of any inaccuracy in, or breach of, any representation, warranty or covenant of LEI contained in the Merger Agreement and for certain other Losses specified in the Merger Agreement; and (ii) on account of the disposition of a cogeneration project, as described under "-- Disposition of Certain Assets." No such indemnification from escrow shall be payable unless the amount of all claims for indemnification (other than for disposition of the cogeneration facility) exceeds $1 million in the aggregate, and then such indemnification shall be payable only for the amounts above $1 million.

     By consenting to the Merger, an LEI shareholder is approving the terms and conditions of the Escrow Agreement naming Joseph L. Carrere and Stella F. Thayer as the Shareholder Representatives and thereby is agreeing to share in the obligation to indemnify TECO under the Merger Agreement but only to the extent of the shares deposited in escrow.

DISPOSITION OF CERTAIN ASSETS

     LEI and TECO have agreed to cooperate to dispose of LEI's interest in the cogeneration project owned by Pasco Cogen, Ltd. (the "Project"), to the extent necessary to maintain the ownership criteria necessary to preserve the Project's status as a "qualifying facility." LEI, furthermore, has agreed to indemnify TECO in the amount of $5,650,000 if, under certain circumstances, the aggregate proceeds from the disposition of such Project are $6,000,000 or less.

                  CERTAIN OTHER MATTERS RELATING TO THE MERGER

REGULATORY MATTERS

     Each of LEI and TECO expects to file promptly a notification report under the HSR Act with the FTC and the Department of Justice. Under the HSR Act, certain acquisition transactions, including the Merger, may not be consummated unless certain information has been furnished to the FTC and the Department of Justice and certain waiting period requirements have been satisfied. The transaction may also be reviewed by the Florida Attorney General.

     Other than the HSR filings, and, if necessary, any required approvals from the FERC, the filing of appropriate merger documents with the Florida Department of State and routine approvals and actions required under LEI's permits and licenses to reflect the change in control of LEI, there are no governmental approvals required to effect the Merger.

MERGER OF PGS INTO TAMPA ELECTRIC

     Contemporaneously with the Merger, TECO plans to merge PGS into Tampa Electric and operate PGS as a separate division. Accordingly, approval of the Commission under the Public Utility Holding Company Act of 1935 will not be required.

LYKES-DUKE/LOUIS DREYFUS, LTD.

     LEI owns a 40% equity interest in Lykes-Duke/Louis Dreyfus, Ltd., a Florida limited partnership formed in April 1996 to engage in, among other things, the power marketing business. If LEI continues to own this partnership interest at the time of the Merger, FERC approval will be required for the transfer of the interest to TECO pursuant to the Merger.

EXPENSES

     The Merger Agreement provides that whether or not the Merger is consummated, TECO and LEI will bear their respective expenses incurred in connection with the preparation, execution, and performance of the Merger Agreement and the transactions contemplated thereby; provided the aggregate amount of such expenses paid or incurred by LEI shall not exceed $5,000,000. TECO will pay all fees relating to the registration and issuance of the shares of TECO Common Stock comprising the Merger Consideration under applicable federal and state securities laws and the pre-merger notification form under the HSR Act. The expense of printing the Prospectus/Proxy Statement will also be borne by TECO.

ACCOUNTING TREATMENT

     TECO expects to account for the Merger as a pooling of interests. It is a condition to TECO's obligation to consummate the Merger that (i) LEI's independent accountants furnish a letter regarding LEI's qualification as a combining company for pooling of interests accounting treatment and (ii) TECO receives a letter from its independent accountants regarding the qualification of the Merger for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if the Merger is consummated in accordance with the Merger Agreement. See "THE MERGER AGREEMENT -- Conditions of Merger."

CERTAIN CREDIT AGREEMENTS

     LEI and its subsidiaries are required to obtain consents under certain credit agreements and guarantees in order to consummate the transactions contemplated by the Agreement. The consent of the lenders to Pasco Cogen, Ltd. is required for the disposition of LEI's interest in that project. TECO does not expect these consents to be an impediment to consummation of the Merger.

MANAGEMENT AFTER THE MERGER

  MANAGEMENT OF TECO

     Directors

     Following the consummation of the Merger, LEI will operate as a business unit of TECO. At and immediately after the Effective Time, the following individuals will be directors of TECO:

                                          PRINCIPAL OCCUPATION DURING                       PRESENT
                                              LAST FIVE YEARS AND                DIRECTOR    TERM
          NAME             AGE            OTHER DIRECTORSHIPS HELD(1)            SINCE(1)   EXPIRES
-------------------------  ---   ----------------------------------------------  --------   -------
Girard F. Anderson.......  64    President and Chief Operating Officer, TECO       1994       1998
                                 Energy, Inc.; formerly Executive Vice
                                 President-Utility Operations, TECO Energy,
                                 Inc. and President and Chief Operating
                                 Officer, Tampa Electric Company
DuBose Ausley............  59    Chairman, Ausley & McMullen (attorneys),          1992       1999
                                 Tallahassee, Florida; formerly Chairman,
                                 Macfarlane, Ausley, Ferguson & McMullen
                                 (attorneys), Tallahassee, Florida; also a
                                 director of Sprint Corporation (telephone
                                 holding company) and Capital City Bank Group
                                 Inc.
Sara L. Baldwin..........  65    Private Investor; formerly Vice President         1980       1997
                                 Baldwin & Sons, Inc. (insurance agency),
                                 Tampa, Florida
Hugh L. Culbreath........  75    Retired; formerly Chairman of the Board, TECO     1971       1997
                                 Energy, Inc. and Tampa Electric Company
James L. Ferman, Jr......  53    President, Ferman Motor Car Company, Inc.         1985       1999
                                 (automobile dealerships), Tampa, Florida; also
                                 a director of The Bank of Tampa and its
                                 holding company, The Tampa Banking Company
Edward L. Flom...........  66    Retired; formerly Chairman of the Board and       1980       1997
                                 Chief Executive Officer, Florida Steel
                                 Corporation (production and fabrication of
                                 steel products), Tampa, Florida; also a
                                 director of Outback Steakhouse, Inc.
                                 (steakhouse chain)
Henry R. Guild, Jr.......  68    President and Director, Northeast Investment      1980       1997
                                 Management, Inc. (private trustees and family
                                 investment advisers), Boston, Massachusetts
Timothy L. Guzzle........  60    Chairman of the Board and Chief Executive         1988       1998
                                 Officer, TECO Energy, Inc.; also a director of
                                 NationsBank Corporation (bank holding company)
Dennis R. Hendrix........  56    Chairman of the Board and formerly Chief          1995       1999
                                 Executive Officer and President, PanEnergy
                                 Corp. (interstate gas pipeline), Houston,
                                 Texas; also a director of Texas Eastern
                                 Products Pipeline Company, general partner of
                                 TEPPCO Partners, L.P., a publicly traded
                                 limited partnership

                                          PRINCIPAL OCCUPATION DURING                       PRESENT
                                              LAST FIVE YEARS AND                DIRECTOR    TERM
          NAME             AGE            OTHER DIRECTORSHIPS HELD(1)            SINCE(1)   EXPIRES
-------------------------  ---   ----------------------------------------------  --------   -------
Robert L. Ryan...........  53    Senior Vice President and Chief Financial         1991       1999
                                 Officer, Medtronic, Inc. (medical devices
                                 manufacturer), Minneapolis, Minnesota;
                                 formerly Vice President- Finance, Union Texas
                                 Petroleum Holdings, Inc. (independent oil and
                                 gas exploration and production), Houston,
                                 Texas; also a director of Inter- Regional
                                 Financial Group, Inc. (investment services)
                                 and United Healthcare Corporation
William P. Sovey.........  63    Vice Chairman and Chief Executive Officer and     1996       1997
                                 formerly President and Chief Operating
                                 Officer, Newell Co. (consumer products),
                                 Freeport, Illinois; also a director of Acme
                                 Metals, Inc. (steel and iron products)
J. Thomas Touchton.......  57    Managing Partner, The Witt-Touchton Company       1987       1998
                                 (private investment partnership), Tampa,
                                 Florida; also a director of 19 Merrill
                                 Lynch-sponsored mutual funds
John A. Urquhart.........  68    President, John A. Urquhart Associates            1991       1998
                                 (management consultants), Fairfield,
                                 Connecticut and Vice Chairman and director of
                                 Enron Corp. (diversified natural gas company),
                                 Houston, Texas; also a director of Hubbel Inc.
                                 (electric products) and Aquarion Company
                                 (utility management; public water supply;
                                 forest products)
James O. Welch, Jr.......  65    Retired; formerly Vice Chairman, RJR Nabisco,     1976       1999
                                 Inc. (consumer goods) and Chairman, Nabisco
                                 Brands, Inc. (food products); also a director
                                 of Kmart Corporation (retail) and Vanguard
                                 Group of Investment Companies (mutual fund
                                 company)

---------------
(1) All of the directors of TECO also serve as directors of Tampa Electric Company, and the period of service shown includes service on Tampa Electric Company's Board of Directors prior to the formation of TECO on January 15, 1981. On April 15, 1981, TECO became the corporate parent of Tampa Electric Company as a result of a reorganization.

     TECO has standing Audit and Compensation Committees of the Board of Directors. It does not have a Nominating Committee. The Compensation Committee is currently composed of Mrs. Baldwin and Messrs. Guild, Sovey, Urquhart and Welch (Chairman). The Audit Committee is currently composed of Messrs. Ferman, Flom, Hendrix, Ryan and Touchton (Chairman). Ausley & McMullen, of which Mr. Ausley is the Chairman, renders legal services to TECO.

     Compensation of Directors

     Directors who are not employees or former employees of TECO or any of its subsidiaries are paid an annual retainer of $27,000 and attendance fees of $750 for each meeting of the TECO Board, $750 for each meeting of the Board of Tampa Electric Company and $1,000 for each meeting of a committee of the TECO Board on which they serve. Directors may elect to defer these amounts with earnings credited at either the 90-day U.S. Treasury bill rate or a rate equal to the total return on TECO's Common Stock.

     TECO has an agreement with Mr. Culbreath under which he agrees to provide consulting services to TECO through December 31, 2000 for compensation at a rate of $175,000 per year. Mr. Culbreath served as Chief Executive Officer of TECO until April 1989 and retired as an employee in April 1990 at which time the consulting relationship commenced. The agreement provides for a severance benefit (in the event of a termination of Mr. Culbreath's consultancy following a change in control of TECO) equal to the total compensation that would have been payable over the remaining term of the agreement. This benefit will be reduced to the extent that such benefit, taking into account any other compensation provided by TECO, would not be deductible by the Corporation pursuant to Section 280G of the Internal Revenue Code.

     1991 Director Stock Option Plan. TECO has a Director Stock Option Plan in which all non-employee directors participate. The plan provides automatic annual grants of options to purchase shares of TECO Common Stock to each nonemployee director serving on the Board at the time of the grant. The exercise price is the fair market value of the TECO Common Stock on the date of grant, payable in whole or in part in cash or TECO Common Stock. The plan provides for an initial grant of options for 10,000 shares to each new director and an annual grant of options for 2,000 shares to each continuing director. Grants are made on the first trading day of the TECO Common Stock after each annual meeting of shareholders. The options are exercisable immediately and expire ten years after grant or earlier as provided in the plan following termination of service on the TECO Board.

     Directors' Retirement Plan. All directors who have completed 60 months of service as a director and who are not employees or former employees of TECO or any of its subsidiaries are eligible to participate in a Directors' Retirement Plan. Under this plan, a retired director or his or her surviving spouse will receive a monthly benefit at the rate of $20,000 per year. Such payments will continue for the lesser of the number of months the director served as a director or 120 months, but payments will in any event cease upon the death of the director or, if the director's spouse survives the director, the death of the spouse.

     Executive Officers

     The executive officers of TECO will not change as a result of the Merger. Biographical data for the current executive officers of TECO is contained in TECO's annual report on Form 10-K for the year ended December 31, 1995, which is attached hereto as Exhibit E and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     Compensation of TECO's Executive Officers

     The following tables set forth certain compensation information for the Chief Executive Officer of TECO and each of the four other most highly compensated executive officers of TECO and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                   ANNUAL COMPENSATION                      AWARDS
                       --------------------------------------------   ------------------
      NAME AND                                       OTHER ANNUAL     SHARES UNDERLYING       ALL OTHER
 PRINCIPAL POSITION    YEAR    SALARY     BONUS     COMPENSATION(1)   OPTIONS/SARS(#)(2)   COMPENSATION(3)
---------------------  ----   --------   --------   ---------------   ------------------   ---------------
Timothy L. Guzzle....  1995   $493,750   $415,000       $50,925             60,000             $31,092
  Chief Executive      1994    468,750    384,000                           40,000              28,703
  Officer              1993    443,750    194,000                           40,000              28,267
Girard F. Anderson...  1995    368,750    240,000        48,611             40,000              30,094
  President and Chief  1994    320,461    275,000                           24,000              25,076
  Operating            1993    284,750    110,000                           24,000              23,290
  Officer(4)
Keith S. Surgenor....  1995    272,500    195,000        45,664             25,000              17,994
  President and Chief  1994    215,376    225,000                           12,000              13,728
  Operating Officer    1993    179,500     60,000                           12,000              11,986
  of Tampa Electric
  Company(4)
Roger H. Kessel......  1995    238,500    135,000        44,765             17,000               9,052
  Senior Vice          1994    228,750    150,000                           14,000              10,257
 President -- General  1993    219,750     80,000                           14,000              10,417
  Counsel
Alan D. Oak..........  1995    225,000    135,000        44,264             17,000              14,432
  Senior Vice          1994    201,750    130,000                           13,000              12,905
 President -- Finance  1993    192,875     74,000                           13,000              12,843

---------------

(1) Participants in TECO's company car program received a one-time cash payment in connection with its elimination in 1995. The amount set forth includes this payment, which in the case of the named executive officers was $40,890.

(2) Limited Stock appreciation rights were awarded in tandem with the options granted. See note (2) under "Option/SAR Grants in Last Fiscal Year" below.

(3) The reported amounts for 1995 consist of $924 of premiums paid by TECO to the Executive Supplemental Life Insurance Plan for each of the named executive officers, with the balance in each case being employer contributions under the TECO Energy Group Retirement Savings Plan and Retirement Savings Excess Benefit Plan.

(4) Prior to July 19, 1994, Mr. Anderson served as Executive Vice
     President -- Utility Operations and President of Tampa Electric Company and Mr. Surgenor served as Vice President -- Human Resources.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                    INDIVIDUAL GRANTS
                                                          -------------------------------------
                                          NUMBER OF        % OF TOTAL
                                            SHARES        OPTIONS/SARS   EXERCISE                  GRANT
                                          UNDERLYING       GRANTED TO     OR BASE                   DATE
                                         OPTIONS/SARS     EMPLOYEES IN     PRICE     EXPIRATION   PRESENT
                NAME                   GRANTED(#)(1)(2)   FISCAL YEAR    PER SHARE      DATE      VALUE(3)
-------------------------------------  ----------------   ------------   ---------   ----------   --------
Timothy L. Guzzle....................       60,000            12.29       $ 20.75      4/03/05    $236,799
Girard F. Anderson...................       40,000             8.19         20.75      4/03/05     157,866
Keith S. Surgenor....................       25,000             5.12         20.75      4/03/05      98,666
Roger H. Kessel......................       17,000             3.48         20.75      4/03/05      67,093
Alan D. Oak..........................       17,000             3.48         20.75      4/03/05      67,093

---------------

(1) The options are exercisable beginning on the date of grant, April 3, 1995.

(2) An equal number of stock appreciation rights which can only be exercised during limited periods following a change in control of TECO ("LSAR") were awarded in tandem with the options granted in 1995. Upon exercise of an LSAR, the holder is entitled to an amount based upon the highest price paid or offered for TECO Common Stock during the 30-day period preceding a change in control of TECO. The exercise of an option or an LSAR results in a corresponding reduction in the other.

(3) The values shown are based on the Black-Scholes valuation model and are stated in current annualized dollars on a present value basis. The key assumptions used for purposes of this calculation include the following:
     (a) a 7.5% discount rate; (b) a volatility factor based upon the average trading price for the 36-month period ending December 31, 1994; (c) a dividend factor based upon the 3-year average dividend paid for the period ending December 31, 1994; (d) the 10-year option term; and (e) the closing price of TECO's Common Stock on December 31, 1994. The present value of the options reported has been calculated by multiplying $20.75, the share price on the date of grant, by 0.1902, the Black-Scholes valuation factor, and by the number of shares underlying the options granted. The actual value an executive may realize will depend upon the extent to which the stock price exceeds the exercise price on the date the option is exercised. Accordingly, the value, if any, realized by an executive will not necessarily be the value determined by the Black-Scholes model.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                        FISCAL YEAR-END OPTION/SAR VALUE

                                                                              NUMBER OF         VALUE OF
                                                                          SHARES UNDERLYING    UNEXERCISED
                                                                             UNEXERCISED      IN-THE-MONEY
                                                                            OPTIONS/SARS      OPTIONS/SARS
                                                                           AT YEAR-END(#)      AT YEAR-END
                                                                          -----------------   -------------
                                          SHARES ACQUIRED      VALUE        EXERCISABLE/      EXERCISABLE/
                  NAME                      ON EXERCISE     REALIZED($)     UNEXERCISABLE     UNEXERCISABLE
----------------------------------------  ---------------   -----------   -----------------   -------------
Timothy L. Guzzle.......................            0               0         220,000/0       $ 1,210,000/0
Girard F. Anderson......................       24,000         150,000         112,000/0           548,749/0
Keith S. Surgenor.......................            0               0          91,000/0           603,563/0
Roger H. Kessel.........................            0               0         137,000/0         1,127,248/0
Alan D. Oak.............................            0               0          69,000/0           381,220/0

                                 PENSION TABLE

     The following table shows estimated annual benefits payable under TECO's pension plan arrangements for the named executive officers other than Messrs. Guzzle and Kessel:

                                                          YEARS OF SERVICE
                                          -------------------------------------------------
                                             5            10           15        20 OR MORE
                                          --------     --------     --------     ----------
        Final Three Years
        Average Earnings
          $200,000......................  $ 30,000     $ 60,000     $ 90,000      $120,000
           250,000......................    37,500       75,000      112,500       150,000
           300,000......................    45,000       90,000      135,000       180,000
           350,000......................    52,500      105,000      157,500       210,000
           400,000......................    60,000      120,000      180,000       240,000
           450,000......................    67,500      135,000      202,500       270,000
           500,000......................    75,000      150,000      225,000       300,000
           550,000......................    82,500      165,000      247,500       330,000
           600,000......................    90,000      180,000      270,000       360,000
           650,000......................    97,500      195,000      292,500       390,000
           700,000......................   105,000      210,000      315,000       420,000
           750,000......................   112,500      225,000      337,500       450,000

     The annual benefits payable to each of the named executive officers are equal to a stated percentage of such officer's average earnings for the three years before his retirement multiplied by his number of years of service, up to a stated maximum. The amounts shown in the table are based on 3% of such earnings and a maximum of 20 years of service. The amounts payable to Mr. Guzzle are based on 6% of earnings and a maximum of 10 years of service, and the amounts payable to Mr. Kessel are based on 5% of earnings and a maximum of 9 years of services.

     The earnings covered by the pension plan arrangements are the same as those reported as salary and bonus in the summary compensation table above. Years of service for the named executive officers are as follows: Mr. Guzzle (8 years), Mr. Anderson (36 years), Mr. Surgenor (7 years), Mr. Kessel (6 years) and Mr. Oak (22 years). The pension benefit is computed as a straight-life annuity commencing at the officer's normal retirement age and is reduced by the officer's Social Security benefits. The normal retirement age is 62 for Messrs. Guzzle, Anderson and Kessel and 63 for Messrs. Surgenor and Oak. The pension plan arrangements also provide death benefits to the surviving spouse of an officer equal to 50% of the benefit payable to the officer. If the officer dies during employment before reaching his normal retirement age, the benefit is based on the officer's service as if his employment had continued until such age. The death benefit is payable for the life of the spouse. If Mr. Guzzle's employment is terminated by TECO without cause or by Mr. Guzzle for good reason (as such terms are defined in Mr. Guzzle's employment agreement referred to below), his age and service for purposes of determining benefits under the pension plan arrangements are increased by two years.

     Employment and Severance Agreements

     TECO has severance agreements with the named executive officers under which payments will be made under certain circumstances following a change in control of TECO. A change in control means in general the acquisition by any person of 30% or more of TECO Common Stock, the change in a majority of the directors or the approval by the shareholders of a merger or consolidation of TECO in which TECO's shareholders do not have majority voting power in the surviving entity or of the liquidation or sale of the assets of TECO. Each of these officers is required, subject to the terms of the severance agreements, to remain in the employ of TECO for one year following a potential change in control (as defined) unless a change in control earlier occurs. The severance agreements provide that in the event employment is terminated by TECO without cause (as defined) or by one of these officers for good reason (as defined) following a change in control, TECO will make a lump sum severance payment to the officer of three times annual salary and bonus. Upon such termination, the severance agreements also provide for: (i) a cash payment equal to the additional retirement benefit which would have been earned under TECO's retirement plans if employment had continued for three years following the date of termination and (ii) participation in the life, disability, accident and health insurance plans of TECO for such period except to the extent such benefits are provided by a subsequent employer. In addition, these officers will receive a payment to compensate for the additional taxes, if any, payable on the benefits received under the severance agreements and any other benefits contingent on a change in control as a result of the application of the excise tax associated with Section 280G of the Internal Revenue Code.

     TECO has an employment agreement with Mr. Guzzle providing that if his employment is terminated by TECO without cause or by Mr. Guzzle for good reason, he will receive benefits similar to those provided under the severance agreements described above based upon a level of two times annual salary and bonus and a two-year benefit continuation period. Consistent with his employment agreement, Mr. Guzzle's 1995 option grant provides for a two-year exercise extension period in the event of such a termination. TECO also has an agreement with Mr. Kessel providing for a minimum base salary of $189,000 and salary continuation payments for one year in the event of termination by TECO without cause.

MANAGEMENT OF PGS

     Following the consummation of the Merger, John A. Brabson, Jr., the current President of LEI, will become chairman of PGS for a period of six (6) months (unless extended by the parties) to assist with the transition. He will report to Timothy L. Guzzle, Chairman and Chief Executive Officer of TECO.

     Jack E. Uhl, Chief Financial Officer of PGS, will remain employed for six
(6) months following the Closing Date and will also assist with the transition process.

     Gerald Cox, Dan Pountney, Frank Sivard, Elliott White and Lee Young, officers of PGS, will remain employed by PGS. This management team will be responsible for continuing the growth of PGS.

     A key member of this team will be William N. Cantrell, formerly vice-president Energy Supply for Tampa Electric and head of the merger transition team; he will report to Girard F. Anderson, President and Chief Operating Officer of TECO.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion summarizes the principal federal income tax consequences of the Merger. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, current administrative rulings of the Internal Revenue Service ("IRS") and judicial decisions, all of which are subject to change. Moreover, this discussion does not purport to be a complete analysis of all potential tax effects relevant to a particular LEI shareholder nor does it address the tax consequences that may be relevant to particular categories of shareholders subject to special treatment under certain federal income tax laws. In addition, it does not describe any tax consequences arising under the laws of any state, local or foreign jurisdiction. Accordingly, each LEI shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Merger in his or her own particular tax situation and regarding state, local and foreign tax implications of the Merger and any tax reporting requirements of the Merger.

     As a condition to the Merger, Palmer & Dodge LLP, counsel to TECO, and Macfarlane Ferguson & McMullen, counsel to LEI, each will deliver an opinion to the effect that the description of the federal income tax consequences of the Merger contained in this section fairly and accurately sets forth the material federal income tax consequences of the Merger for LEI shareholders, assuming the Merger is consummated in accordance with the terms of the Merger Agreement. This summary reflects the views of such respective counsel as to the material federal income tax consequences of the Merger. However, both the opinion and this summary are based upon representations by the managements of LEI and TECO and current law, and assume that the Merger is carried out as described herein. If those representations are not accurate, if changes are made to current law or if the Merger is not carried out as described herein, the federal income tax consequences of the Merger may vary from those described in the opinion and in this summary. Neither this summary nor the legal opinion is binding on the IRS, and no rulings have been or will be requested from the IRS with respect to the Merger.

     The following discussion may not be applicable with respect to LEI Common Stock received pursuant to the exercise of employee stock options or otherwise as compensation.

TAX TREATMENT OF LEI AND TECO

     In the opinion of Palmer & Dodge LLP and Macfarlane Ferguson & McMullen, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Accordingly, it is anticipated that LEI and TECO will recognize no gain or loss by reason of the Merger.

TAX CONSEQUENCES TO LEI'S SHAREHOLDERS

     In the opinion of Macfarlane Ferguson & McMullen, no gain or loss will be recognized by a LEI shareholder with respect to the receipt of TECO Common Stock in exchange for LEI Common Stock in the Merger. The basis of TECO Common Stock received by a LEI shareholder will be the same as the basis of the LEI Common Stock exchanged therefore. The holding period of the TECO Common Stock, including any fractional shares deemed received, will include the holding period of the LEI Common Stock surrendered in exchange therefor, provided the LEI Common Stock was a capital asset in the hands of such shareholder at the Effective Time. A LEI shareholder will recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share of TECO Common Stock and the portion of the shareholder's basis that is allocable to the fractional share. Generally, any such gain or loss will be capital gain or loss assuming the LEI Common Stock surrendered is held as a capital asset at the Effective Time and will be long-term capital gain or loss if the shareholder has held his or her LEI Common Stock for more than one year at the Effective Time.

     A LEI shareholder who exercises dissenters' rights with respect to his or her shares will be subject to tax on the receipt of payments pursuant to the stock redemption rules of Section 302 of the Code (taking into account the stock attribution rules of Section 318 of the Code). In general, if a shareholder holds his or her shares in LEI as a capital asset at the Effective Time, such shareholder will recognize capital gain or loss measured by the difference between the amount of cash received by such shareholder and the basis for his or her shares.

                              DESCRIPTION OF TECO

     The business of TECO is described in TECO's annual report on Form 10-K for the year ended December 31, 1995, which is attached hereto as Exhibit E and incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              TECO SHARE OWNERSHIP

     The following table sets forth information with respect to all persons who are known to TECO to be the beneficial owner of more than five percent of the outstanding TECO Common Stock as of October 31, 1996.

                        NAME AND ADDRESS                    SHARES        PERCENT OF CLASS
        -------------------------------------------------  ---------      ----------------
        Franklin Resources, Inc. ("Franklin")............  6,410,550(1)          5.5%
        777 Mariners Island Boulevard
        San Mateo, California 94404

---------------
(1) Franklin's ownership information is based on its Schedule 13G filed with the Securities and Exchange Commission, dated February 12, 1996, which reported that Franklin has sole voting power over 6,406,150 of these shares and shared investment power over all of these shares.

     The following table sets forth the shares of TECO Common Stock beneficially owned as of October 31, 1996 by TECO's directors, its executive officers named in the summary compensation table above and its directors and executive officers as a group. Except as otherwise noted, such persons have sole investment and voting power over the shares. The number of shares of TECO's Common Stock beneficially owned by any director or executive officer or by all directors and executive officers as a group does not exceed 1% of such shares outstanding as of October 31, 1996.

           NAME             SHARES(1)
--------------------------  ---------
Girard F. Anderson........    157,285(2)(3)
DuBose Ausley.............     23,676
Sara L. Baldwin...........     22,918(4)
Hugh L. Culbreath.........     77,825(5)
James L. Ferman, Jr. .....     28,201(6)
Edward L. Flom............     24,172(7)
Henry R. Guild, Jr. ......    123,604(8)
Timothy L. Guzzle.........    199,018(2)(9)
Dennis R. Hendrix.........     12,500

           NAME             SHARES(1)
--------------------------  ---------
Robert L. Ryan............     22,000(10)
William P. Sovey..........     11,000
J. Thomas Touchton........     24,000(11)
John A. Urquhart..........     23,461(12)
James O. Welch, Jr. ......     28,600(13)
Keith S. Surgenor.........     97,814(2)(14)
Roger H. Kessel...........    145,342(2)
Alan D. Oak...............     79,098(2)(15)
All directors and
  executive officers as a
  group (18 persons)......  1,070,492(2)(16)

---------------
 (1) The amounts listed include the following shares that are subject to options granted under TECO's stock option plans: Mr. Ausley, 18,000 shares; Mrs. Baldwin and Messrs. Culbreath, Ferman, Flom, Guild, Ryan, Touchton and Welch, 20,000 shares each; Mr. Urquhart, 17,200 shares; Messrs. Hendrix and Sovey, 10,000 shares each; Mr. Guzzle, 140,000 shares; Mr. Anderson, 112,000 shares; Mr. Surgenor, 77,000 shares; Mr. Kessel, 137,000 shares; Mr. Oak, 43,000 shares; and all directors and executive officers as a group, 739,200 shares.

 (2) The amounts listed include the following shares that are held by benefit plans of TECO for an officer's account: Mr. Guzzle, 2,018 shares; Mr. Anderson, 8,665 shares; Mr. Surgenor, 2,612 shares; Mr. Kessel, 2,242 shares; Mr. Oak, 9,868 shares; and all directors and executive officers as a group, 25,608 shares.

 (3) Includes 800 shares owned by Mr. Anderson's wife, as to which shares he disclaims any beneficial interest.

 (4) Includes 350 shares held by a trust of which Mrs. Baldwin is a trustee.

 (5) Includes 8,000 shares owned by Mr. Culbreath's wife, as to which shares he disclaims any beneficial interest.

 (6) Includes 2,584 shares owned jointly by Mr. Ferman and his wife. Also includes 897 shares owned by Mr. Ferman's wife, as to which shares he disclaims any beneficial interest.

 (7) Includes 1,596 shares owned by Mr. Flom's wife, as to which shares he disclaims any beneficial interest. Also includes 1,388 shares owned by a Revocable Living Trust of which Mr. Flom is the sole trustee.

 (8) Includes 101,204 shares held by trusts of which Mr. Guild is a trustee. Of these shares, 49,825 are held for the benefit of Mr. Culbreath and are also included in the number of shares beneficially owned by him.

 (9) Includes 20,000 shares owned by a Revocable Living Trust of which Mr. Guzzle is a trustee.

(10) Includes 2,000 shares owned jointly by Mr. Ryan and his wife.

(11) Includes 4,000 shares owned by a Revocable Living Trust of which Mr. Touchton is the sole trustee.

(12) Includes 1,000 shares owned by Mr. Urquhart's wife, as to which shares he disclaims any beneficial interest.

(13) Includes 2,000 shares owned by a charitable foundation of which Mr. Welch is a trustee.

(14) Includes 9,298 shares owned jointly by Mr. Surgenor and his wife.

(15) Includes 20,130 shares owned by a Revocable Living Trust of which Mr. Oak's wife is the sole trustee.

(16) Includes a total of 13,882 shares owned jointly with spouses. Also includes a total of 12,293 shares owned by spouses, as to which shares beneficial interest is disclaimed.

                        DESCRIPTION OF TECO COMMON STOCK

COMMON STOCK

     The authorized capital stock of TECO consists of 400,000,000 shares of common stock, $1.00 par value and 10,000,000 shares of preferred stock, $1.00 par value. Each share of TECO Common Stock is entitled to one vote on all maters requiring a vote of TECO shareholders and, subject to the rights of any outstanding shares of preferred stock, shall be entitled to receive such dividends, in cash, securities, or property, as may from time to time be declared by the TECO Board. In the event of any liquidation, dissolution, or winding up of TECO, either voluntary or involuntary, subject to the rights of the holders of any outstanding shares of preferred stock, the holders of TECO common stock shall be entitled to share ratably, according to the number of shares held by them, in all remaining assets of TECO available for distribution. See "COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK AND LEI COMMON STOCK" for more information regarding rights of holders of TECO Common Stock.

RIGHTS

     On April 27, 1989, the Board of Directors of TECO declared a dividend distribution of one right (a "Right") for each share of TECO Common Stock currently outstanding or issued thereafter and prior to when such Rights become exercisable. Each Right entitles a registered holder to purchase from the TECO one share of TECO Common Stock.

     Until the Rights become exercisable, they are evidenced by certificates of shares of TECO Common Stock and will automatically trade with such TECO Common Stock. The Rights will separate from the Common Stock and a distribution of Rights certificates will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of such outstanding shares of Common Stock or
(iii) immediately after the Board of Directors of the TECO shall declare any person to be an Adverse Person.

     The Rights are not exercisable until the distribution date and will expire at the close of business on May 7, 1999, unless earlier redeemed by TECO.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire TECO in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of TECO and its stockholders as determined by a majority of the Continuing Directors who are not officers of TECO, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date or until the date the Board declares a person to be an Adverse Person redeem all but not less than all the then outstanding Rights at the Redemption Price.

                               DESCRIPTION OF LEI

OVERVIEW

     General

     LEI was incorporated in Florida in 1986 as part of a restructuring in which it became the parent corporation of its now largest subsidiary, PGS. LEI is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935 ("PUHCA"). It is subject to regulation under PUHCA with respect to the acquisition of voting securities of other public utility companies. LEI owns no operating assets, but owns all of the common stock of PGS and the other subsidiaries listed below.

     LEI has six principal, directly owned subsidiaries:

        - PGS, a Florida corporation and LEI's largest subsidiary, is a natural gas utility that serves approximately 200,000 customers wholly within peninsular Florida with an annual natural gas throughput (the amount of gas delivered to its customers) in 1996 of 859,799,000 therms. See "-- Regulation."

        - Peoples Gas Company ("PGC"), a Florida corporation formed in 1950 and formerly a subsidiary of PGS, sells liquefied petroleum gas, or propane, to more than 35,000 customers, primarily within the areas of peninsular Florida.

        - Peoples Sales & Service ("PS&S"), a Florida corporation formed in 1989, sells, installs and services all brands of gas appliances, and installs venting and piping for residential and commercial customers, all within the State of Florida.

        - Peoples Cogeneration Company ("Peoples Cogen"), a Florida corporation formed in 1985, through its wholly owned subsidiary, Pas Power Co. ("Pas"), a Florida corporation formed in 1991, owns a 50% interest in a Florida limited partnership (Pasco Cogen, Ltd.) which owns and operates a natural gas-fired cogeneration facility located in Pasco County, Florida, with a net generating capability of approximately 109 megawatts ("MW").

        - Lykes Energy Investments, Inc. ("Lykes Investments"), and its wholly owned subsidiary, Lykes Energy Ventures, Inc. ("Lykes Ventures"), each a Florida corporation formed in April 1996, are engaged in making investments in ventures which provide various forms of energy and energy services to customers throughout Florida.

        - Suwannee Gas Marketing, Inc. ("Suwannee"), a Florida corporation formed in 1988, markets natural gas as a commodity to large commercial and industrial customers. Suwannee is a partner with JV Trading (a subsidiary of Southern Natural Gas Company) in Seminole Gas Marketing, a non-public utility partnership which provides for the transportation of large quantities of natural gas into the Jacksonville market. It is also a partner with Sonat Ventures, Inc. (also a subsidiary of Southern Natural Gas Company) in a joint venture formed to assist in developing the public/private infrastructure necessary to support the natural gas-fueled vehicle market.

     In addition, Gator Gas Marketing, Inc. ("Gator"), a Florida corporation formed in 1988, a wholly owned subsidiary of Suwannee, provides acquisition services for natural gas and temporary pipeline transportation capacity to larger municipal, industrial and electric power generation (including cogeneration) customers.

     LEI's History

     Although the reorganization that resulted in the formation of LEI as a holding company did not occur until 1986, the initial operations of LEI's largest subsidiary, PGS, date to 1895, when Tampa Gas Company was formed as a corporation. Tampa Gas Company distributed gas which it manufactured from a coal gasification process, primarily within the City of Tampa. In 1955 Tampa Gas Company was merged into Peoples Water and Gas Company, a Florida corporation formed in 1949. Peoples Water and Gas had earlier acquired two corporations engaged in the distribution of manufactured gas in the cities of Fort Lauderdale and

Miami Beach in 1928 and 1929, respectively. In 1958, the name of Peoples Water and Gas was changed to Peoples Gas System, Inc.

     In 1959, PGS began its current operations as a distributor of natural gas, first made available in Florida by the completion of Florida Gas Transmission Company's ("FGT's") interstate natural gas pipeline. PGS purchased all of its gas supplies from FGT, and resold such gas to municipal, industrial, commercial and residential customers within and adjacent to Tampa, North Miami, Miami Beach and Fort Lauderdale. By 1979, PGS' annual sales of natural gas were approximately 135,659,000 therms. (A therm is a unit of heat equal to 100,000 British thermal units, or Btu.)

     In 1979, PGS acquired the retail distribution assets of Florida Gas Company, which had local natural gas distribution systems in and adjacent to the cities of Jacksonville, Daytona Beach, St. Petersburg, Lakeland, Eustis, Orlando, Avon Park, Frostproof and Miami (as well as smaller municipalities). Following that acquisition, PGS' sales of natural gas were approximately 405,440,000 therms annually.

     Since acquiring the distribution assets of Florida Gas Company, PGS has continued to expand the scope and size of its market for natural gas through the acquisitions, in 1990 and 1991 respectively, of the distribution assets of Southern Gas Company, a Division of Donovan Companies, Inc. (which operated in and adjacent to Sarasota and Bradenton), and Palm Beach County Utilities Corporation (which operated in the Palm Beach area), as well as by expanding its distribution system into areas adjacent to those previously served. As of the end of the 1996 fiscal year, PGS' system throughput (sales and transportation) of natural gas reached 859,799,000 therms on an annual basis. Since 1992, PGS has generated in excess of 85% of LEI's net income.

     LEI's natural gas operations also include the activities of its second-tier subsidiary Gator, which -- since its formation in 1988 -- has provided acquisition services for natural gas and temporary pipeline capacity to larger industrial and electric power generation customers. In addition to acquiring and reselling natural gas to its customers, Gator also provides gas management services, acting as the agent of its customers for purposes of nominating and scheduling deliveries of gas to the transporting interstate pipelines and to PGS, assisting customers in their relations with gas suppliers, monitoring imbalances between receipts and deliveries of gas for the accounts of the customers, and consulting with such customers with respect to their operations which consume gas.

     The propane operation, PGC, dates back to the original Tampa Gas Company. The current propane operation was formed as Peoples Gas Company in 1950. Prior to 1979 PGC operated in the Tampa and Miami markets. Concurrent with the acquisition of the natural gas distribution system of Florida Gas Company in 1979, the propane operation was expanded to incorporate Florida Gas Company's propane operations.

     Since that time, PGC has grown by expanding existing markets as well as through acquisitions of existing independent propane operations. More recent acquisitions (1991 and 1992) include independent distributors in Sarasota and Palm Beach. The operations acquired were positioned in growth markets not previously served by PGC. PGC is among the top 25 independent distributors nationally and is the largest independent propane distributor in Florida.

     PS&S was formed in 1989. Prior to that time, the primary activities of the company (i.e., sales, installation and service of gas related appliances and equipment) were reflected as part of PGS. PS&S' growth has been directly linked to the growth and expansion of the natural gas and propane operations.

BUSINESS STRATEGY

     Natural Gas. PGS' primary marketing strategy is to develop specific marketing plans for each operating location. Target markets are identified within each service territory and specific goals and performance expectations are established. In the residential market, the company is currently targeting upscale golf course communities as the primary focus for the new growth residential market. In the commercial markets, it has established national account programs which facilitate PGS' competitive advantage along with a strong focus on air conditioning and desiccant cooling.

     Concurrent with these marketing strategies, operating strategies are developed which are directed at improving the company's overall effectiveness and controlling unit costs. PGS currently operates at a cost per customer comparable to 1993. Financial strategies employed by the company include extensive focus on rate of return thresholds for all new business added to the system. In addition, the company relies extensively on benchmarking its operating performance in controlling costs and establishing goals for each operating location. The company has a strategic focus on the importance of customer satisfaction, and has in place extensive measures to evaluate customer satisfaction throughout its system.

     Propane. The marketing and operating strategies for PGC are similar to the strategies employed by PGS in the residential and commercial segments. PGC has executed its operating strategies to control its unit costs and is currently operating on a cost per gallon basis comparable to that which existed in 1992. The company is strategically located in all the primary growth markets in Florida. Individual market plans are developed for each market, addressing the unique characteristics and opportunities for growth within each region. PGC recently purchased and installed a new customer billing and information system which will permit it to leverage technology in further improving PGC's competitiveness.

     Sales and Service. The primary focus of PS&S is to help facilitate new growth and added sales for PGS and PGC by coordinating the retail sale, installation and servicing of gas burning appliances to PGS and PGC customers. With respect to retail sales and installation, the business strategies of PS&S mirror the strategies of the natural gas and propane operations. Additionally, recent efforts reflect a strategic focus on developing the new construction and development sector of PS&S' operations.

ENERGY MARKETING

     Natural Gas. PGS is, in the terminology of the natural gas industry, a local distribution company ("LDC"). It possesses no gas reserves, but relies on two interstate pipelines to deliver gas to it for sale or other delivery to customers connected to its distribution system. Currently, PGS operates a distribution system that serves approximately 200,000 customers in areas of peninsular Florida located primarily within or adjacent to the cities of Jacksonville, Daytona Beach, Eustis, Orlando, Lakeland, Tampa, St. Petersburg, Bradenton, Sarasota, Avon Park, Frostproof, Fort Lauderdale, Hollywood and Miami, as well as smaller municipalities. The system includes more than 5,500 miles of pipe.

     Pipeline Capacity. Gas is delivered by FGT through 38 interconnections (hereafter "gate stations") serving PGS' 11 operating divisions throughout the various areas of peninsular Florida previously mentioned. In addition, PGS' Jacksonville Division receives gas delivered by a South Georgia Natural Gas Company ("South Georgia") pipeline through a gate station located northwest of Jacksonville. At each gate station location, facilities are maintained for the purposes of measuring the deliveries received and for regulating the pressure of the deliveries into PGS' distribution system from the high-pressure interstate pipeline.

     PGS holds contracts granting it firm transportation capacity on the FGT, South Georgia, and Southern Natural Gas Company ("Sonat," which delivers into the South Georgia system) pipelines in the following amounts (stated in therms per day):

 PIPELINE        OCTOBER      NOVEMBER-MARCH       APRIL       MAY-SEPTEMBER
-----------     ---------     --------------     ---------     -------------
FGT (FTS-1)     2,453,170        2,751,970       2,755,510       1,803,940
FGT (FTS-2)       260,000          200,000         200,000         260,000
Sonat No. 1       105,000          105,000         105,000         105,000
Sonat No. 2       252,000          252,000         252,000         252,000
S. Ga. No.
  1               100,000          100,000         100,000         100,000

     The above firm capacity contracts have terms ending between August 2000 (the FGT FTS-1 contract) and March 2015 (the FGT FTS-2 contract), and each contract has provisions permitting PGS to unilaterally extend the term.

     Firm pipeline capacity receives priorities in terms of the right to nominate and schedule deliveries during times when the pipeline is operating at its maximum capacity. That is, firm deliveries take priority in scheduling over interruptible deliveries. PGS presently holds sufficient firm capacity to permit it to meet the gas requirements of its system supply customers except during localized force majeure events affecting the PGS distribution system, and on extremely cold days, which have historically been rare in Florida.

     Firm transportation rights on an interstate pipeline represent a right to use the amount of the capacity reserved, for transportation of gas up to the reserved amount, on any given day. PGS pays reservation charges on the full amount of the reserved capacity whether or not it actually uses such capacity on any given day. When the capacity is actually used, PGS pays a usage charge for the amount of the capacity actually used. The levels of the reservation and usage charges are regulated by FERC under the Natural Gas Act.

     PGS recovers the charges (both reservation and usage) it pays interstate pipelines for transportation of gas for system supply (used to serve its sales customers) through a purchased gas adjustment charge. This charge is designed to recover the costs incurred by PGS for purchased gas, and for holding and using interstate pipeline capacity for the transportation of gas it sells to its customers. Because PGS must necessarily reserve more capacity than it uses on a day-to-day basis to meet the needs of its customers, in order to meet the peak demands of its customers, the reservation charges associated with unused capacity are also recovered by PGS through the purchased gas adjustment clause. See "DESCRIPTION OF LEI -- Pricing."

     A portion of the pipeline capacity summarized in the above chart has been released temporarily by PGS to customers which, rather than purchasing gas from PGS' system supply, purchase their supplies of gas directly from other producers or marketers. The agreements between PGS and its customers covering such temporary releases of capacity make the customer responsible for payment, to the pipeline on which the capacity is released, of all charges associated with the holding and use of the capacity during the term of the release. In some cases, as a convenience to the customer, the agreement provides that PGS will make payment of the pipelines charges, with the customer reimbursing PGS for the payments it makes to the pipelines. In these cases, the customer is required to establish credit with PGS by meeting requirements similar to those contained in PGS' FPSC tariff. In either case, the customer to which the capacity has been temporarily released pays (usually directly to the pipeline) all charges associated with holding and using such capacity. The reservations charges paid by these customers to the pipeline are credited to payment of the reservation charges which would otherwise be payable by PGS under the firm transportation contracts summarized above.

     Until August 1990, PGS was able to purchase gas only from FGT at its FERC-approved rates for "G", or firm service, and "I", or interruptible service. Beginning in August 1990, PGS began obtaining a small portion of its total requirements through transportation on FGT, and, after May 17, 1991, through transportation on South Georgia. Each year thereafter, PGS converted an additional portion of its firm service on FGT from sales service to transportation service. Beginning on November 1, 1993 (when FGT implemented the open access and unbundling requirements of the FERC's Order 636), PGS completed that process and converted all remaining FGT sales service to transportation service.

     Since it began purchasing its gas for system supply directly from producers or marketers, rather than from FGT, PGS has established and maintained working relationships with a number of suppliers. PGS evaluates sources of supply on the basis of its "best value" gas acquisition strategy. For a source of supply to be identified as a "best value," it must offer the best combination of price, reliability of supply and dependable operations, consistent with PGS' obligation as a public utility to provide safe, adequate and efficient service to the general public. Toward this end, PGS has developed, and is continuing to enhance, a portfolio of supply sources which reflect a balance between cost, reliability and operational flexibility. The company's supply arrangements include various pricing mechanisms and purchase periods, and include spot, short term and long term contracts.

     There are a number of reasons PGS does not rely on only a single supplier or a single type of purchase to meet the supply requirements of the customers it serves. Due to operational and regulatory considerations, access to the delivery capacities of individual receipt point interconnects among various interstate and intrastate pipeline systems is limited. There can be significant differences between receipt points in terms of the cost of gas, reliability of deliveries, choice of producer or marketer, the availability of firm or interruptible supply, and administrative considerations such as scheduling and balancing. Purchasing supplies at multiple receipt points helps to reduce the risk of loss of supply in the event of line breaks, compressor failures, construction problems or other force majeure events.

     In addition, there can be wide variations in quality among the supply sources themselves. Different producers and marketers offer varying degrees of reliability, and differ in terms of cost and types of purchasing arrangements available. Some provide additional services such as upstream pipeline transportation arrangements, the ability to aggregate supplies from a variety of sources and the flexibility to reroute gas to alternate receipt points when pipeline operating problems occur. Finally, some suppliers provide better service and responsiveness than others.

     PGS' requirements for system supply gas at its gate stations vary significantly, not only from season to season or month to month, but from day to day as well. Often, the demand for gas on the PGS system can vary dramatically within a month from the lowest to the highest requirement of its customers. Since a significant portion of the total throughput volumes is received by PGS at a uniform daily rate, PGS must often increase or decrease the purchases of its own system supply volumes by significant increments in order to maintain a balance between receipts and deliveries of gas each day. As a consequence, PGS must buy a significant portion of its total system requirements in the daily spot market, and meet extreme variations in delivered volumes by relying on peaking gas, pipeline swing service and pipeline no-notice service at the prevailing rates for such services.

     PGS' gas acquisition personnel work constantly to make purchases at the best possible prices consistent with the types and amounts of service required by PGS' various customer groups and the reliability of delivery expected of PGS as a public utility. They also work closely each day with PGS' customers and system operating personnel to ensure that the total quantities of gas being delivered into the distribution system match as closely as possible the quantities being used by PGS' customers.

     Delivery. PGS' transportation customers are required to notify PGS ("nominate") each day of the amount of gas that will be delivered for their accounts into the PGS system, and of the amount they expect to use. Although each customer intends to nominate the exact amount it intends to use on each day, fluctuations in temperatures, production schedules and other factors invariably result in each customer using more or less than the quantity of gas nominated for delivery. The cumulative overage or underage in usage is treated as an imbalance. At the end of each month, each transportation customer is required to purchase from PGS the amount of any imbalance resulting from the customer having used more gas than it nominated. Likewise, at the end of each month, PGS is required to purchase from the customer the amount of any imbalance resulting from the customer having used less gas than it nominated. PGS' tariff approved by the FPSC contains incentives for a customer to maintain as close a balance as possible between gas nominated and gas actually used.

     PGS' sales customers (unless they also use transportation service provided by PGS) are not required to nominate the amount of gas they require for delivery each day. Absent an order by PGS to cease taking gas (see Periods of Peak Demand, below), sales-only customers use the amount of gas they require in their operations each day, and are billed monthly for the gas consumed at the rates set forth in PGS' FPSC-approved tariff.

     Periods of Peak Demand. As is customary in the gas industry, PGS on rare occasions faces situations when the demands of all of its customers for the delivery of gas cannot be met. The situation may be confined to a particular portion of PGS' distribution system, or extend throughout the entire system. The events which precipitate such a situation range from line breaks and severely cold weather, to reduced pressures on delivering interstate pipelines resulting from similar causes, from major construction projects, or from other force majeure events such as hurricanes or floods. Neither PGS nor any of its interconnected interstate pipelines has storage facilities which might assist in providing relief in these situations.

     In these instances, it is necessary that PGS interrupt or curtail deliveries to its interruptible customers. Curtailment is generally by category according to end-use priorities set forth in PGS' curtailment plan on file with the FPSC. In general, the largest of PGS' industrial customers are in the categories which are first curtailed in such situations. These large customers are also generally transportation customers who rely on

PGS to transport and deliver gas they have purchased from other suppliers. PGS' tariff and transportation agreements with these customers give PGS the right to divert the customers' gas to other higher priority users during the period of curtailment or interruption. PGS pays these customers for such gas at the price they paid their suppliers (if purchased by the customer under a contract with a term of five years or longer), or at a published index price (if purchased by the customer pursuant to a contract with a term less than five years), and in either case pays the customer for charges incurred for interstate pipeline transportation to the PGS system. In essence, gas being delivered into the PGS system for the accounts of large-volume transportation customers who are interrupted during these rare occasions represents a de facto form of storage on the PGS system.

     Recovery of Purchased Gas Costs. PGS recovers the cost of gas purchased for sale to its sales customers, together with charges associated with holding and using interstate pipeline capacity required to move such gas to the PGS system, through a purchased gas adjustment clause approved by the FPSC. See "DESCRIPTION OF LEI -- Pricing."

     Major Markets; Sales Trends. Over the past five years, annual natural gas throughput on PGS' system increased by over twenty percent, or nearly 150 million therms. Industrial and power generation customers consume approximately 70 percent of the company's annual sendout. Commercial customers use approximately 26 percent with the balance consumed by residential customers.

     In both natural gas and propane, the residential market represents a key component of LEI's operations. While the residential market represents only a small percentage of total therm sendout, residential operations generally comprise twenty percent of total revenues. New residential gas home construction and existing home conversions to gas have steadily increased since the late 1980's; over the past five years, PGS has added over 35,000 new residential customers. PGS continues to focus on new customer growth and added load of existing customers through an aggressive marketing effort and through participation with major home builders throughout the company's service territories. New product technology is also beginning to have a significant impact in the residential market, primarily in gas cooling. PGS markets and sells the York Triathlon gas-fired climate control device.

     Natural and propane gas have historically been used in many traditional industrial and commercial processing functions throughout Florida, including production of durable products such as steel, glass, ceramic tile and food products. Gas climate control technology is expanding throughout Florida, and commercial/industrial customers including schools, hospitals, office complexes and churches are utilizing this new technology in numerous gas cooling applications.

     Within the PGS operating territory, large cogeneration facilities utilize gas technology in the production of electric power and steam. Over the past four years, the company has transported between 300 million to over 500 million therms annually to facilities involved in cogeneration.

     The alternative fuel vehicle market has steadily developed in conjunction with increasing demand and federal and state regulatory mandates. PGS and its affiliated companies have participated in the development of a public/private refueling infrastructure which currently includes over twenty compressed natural gas refueling stations throughout the state. A PGS affiliate, Florida Natural Fuels, offers development and construction assistance for installation of refueling facilities for alternative fueled vehicles.

     Trends for the retail sale and installation of appliances and equipment reflect the recent advances in technology in the industry, primarily in residential and commercial gas cooling. Recognizing the competitive aspects of the traditional retail appliance market, PS&S is a critical element in furthering the growth of the natural gas and propane operations.

     Fiscal year 1996 summary sales data for PGS and PGC is as follows:

     Natural Gas (PGS)

                                                                    THERMS      REVENUE
                           CLASS                      CUSTOMERS     (000S)      $(000S)
        --------------------------------------------  ---------     -------     --------
        Residential.................................   179,246       48,555     $ 50,923
        Commercial..................................    21,397      236,631      137,017
        Interruptible...............................       103       67,468       26,221
        Transportation..............................        56      507,145       37,940
                                                       -------      -------     --------
                  Total.............................   200,802      859,799     $252,101

     Propane Gas (PGC)

                                                                        GALLONS     REVENUE
                             CLASS                       DELIVERIES     (000S)      $(000S)
        -----------------------------------------------  ----------     -------     -------
        Metered
          Residential..................................     44,325          498     $ 1,023
          Commercial...................................      1,914          581         515
        Bulk
          Residential..................................     71,422        4,113       6,877
          Commercial...................................     68,658       13,083      11,361
          Other........................................      7,981          527         485
        Wholesale......................................     10,896        1,860       1,270
        Transport......................................        249        2,081       1,209
        Cylinder.......................................     27,496          404         698
        Miscellaneous..................................         --           --         648
                                                           -------       ------     -------
                  Total................................    232,941       23,147     $24,086

     Marketing Offices. Marketing efforts for the company are conducted throughout Florida, with fully staffed sales and administrative personnel in each operating division. Large volume, multi-location commercial customers are handled jointly by division and corporate staff. Contact with the company's large volume, industrial customers and power generation customers is coordinated primarily within various corporate functions.

RISK MANAGEMENT ACTIVITIES

     PGS procures natural gas supplies using base load, spot and swing supply contracts distributed among various vendors priced with various options. Pricing generally takes the form of either (i) index publication prices from Inside FERC Gas Markets and/or Natural Gas Week, (ii) fixed price at any time during the contract term, or (iii) NYMEX pricing that could incorporate a mix of caps, floors, and ranges.

     All supply contracts currently are annual with the exception of one long term contract which extends to the year 2002. Currently, there are no financial hedge programs which work in tandem with the physical supply contracts, however, there is currently a price cap in place covering approximately one-half of PGS' base load requirements for the period from November 1996 through March 1997. The current supply portfolio consists of 10% spot purchases, 20% swing purchases and 70% base load purchases. PGS typically recovers its costs of purchased gas through the purchase gas adjustment clause. See "Description of LEI" -- Pricing.

     Propane is purchased under short term contracts which enables the Company to make purchases at prevailing market prices. There are no financial hedge programs currently in place for propane purchases.

PROCUREMENT AND DISTRIBUTION

     Procurement

     PGS, because it possesses no natural gas reserves of its own, relies on purchases of gas from a number of different suppliers depending on the needs of its customers. The gas is delivered to the PGS distribution system, for further delivery by PGS to its customers, through two interstate pipelines on which PGS has reserved firm transportation capacity.

     Propane gas purchases are made from a select number of major national suppliers. PGC also acquires product off the Dixie Pipeline. Company storage capacity is in excess of one million gallons. The bulk of PGC's storage capacity is in South Florida, followed by Central Florida.

     Delivery of propane product to customers is made primarily via rail cars and transports. PGC owns its own rail cars and also owns transports used throughout the northern and northeastern markets in Florida. The bulk of PGC's distribution throughout the central and southeastern parts of the State are handled through transports controlled by a major supplier.

     Distribution

     PGS' distribution system extends throughout the areas it serves in peninsular Florida, and consists of more than 5,500 miles of various sizes of pipe. Larger pipes are called mains and are generally from two to twelve inches in diameter. Generally smaller diameter pipes, called service lines or services, extend from the mains to individual customer locations. A gas meter, which records the volume of gas delivered, is located at the point of interconnection between PGS' service line and the piping of the customer used to move the gas to the gas-fired appliances or other equipment on the customer's premises. In addition to the meter, PGS installs electronic remote telemetry devices at the point of interconnection for larger volume customers. This equipment electronically transmits to PGS' gas control center, via a commercial voice grade telephone line, information with respect to the gas being consumed by the customer. This information permits PGS operating personnel to monitor flows of gas to its larger customers in order to assess its impact on its system gas requirements and the balance between deliveries into and out of its system required under the tariffs of the pipelines from which it receives gas. Readings taken from the measurement equipment installed at each customer's location is used for purposes of customer billing each month.

     In the case of larger volume customers, meter readings are adjusted for the pressure at which the gas is delivered, for temperature, and for other factors, in order to obtain a more exact measurement of the gas actually delivered. Because of the smaller volumes involved, no similar adjustments are made to the meter readings of residential and smaller commercial customers.

     Because the distribution system has been installed over a period of many years, PGS constantly monitors and maintains it and repairs and replaces sections of pipe as required to maintain the system in a safe operating condition. Construction, operation and maintenance of the system is subject to the regulatory jurisdiction of the FPSC, which has in general adopted the Minimum Federal Safety Standards and reporting requirements for pipeline facilities and transportation of gas prescribed by the U.S. Department of Transportation in Parts 191 and 192, Title 49, Code of Federal Regulations.

     The majority of propane is delivered into tanks and containers on the customer's premises via bulk delivery trucks. Propane block systems are also an integral part of the company's propane distribution operations in the residential market. Block systems are typically used in areas where natural gas is not available, and are often converted once a natural gas distribution system has been placed in the area. PGC believes that it is more cost effective to utilize a block system for distribution than to install individual tanks.

     PGS' capital expenditures are included in its rate base for the purpose of determining its achieved regulatory rate of return. Capital expenditures are primarily used for system expansion to secure new customers, maintenance of existing assets, and purchase and replacement of tools, vehicles and other equipment.

     Expenditures for the propane operation relate primarily to the purchase and installation of tanks used to secure new business, as well as the purchase and replacement of tools, vehicles and other equipment.

     A summary of capital expenditures is as follows:

                                                                       ($ IN THOUSANDS)
                                                                 1994        1995        1996
                                                                -------     -------     -------
System expansion..............................................  $16,978     $15,167     $14,122
Replacement and maintenance...................................    6,285       7,117       6,034
Other.........................................................    5,119       4,952       5,851
                                                                -------     -------     -------
Total PGS expenditures........................................  $28,382     $27,236     $26,007
Total PGC and other expenditures..............................    2,456       2,723       2,490
                                                                -------     -------     -------
Total capital expenditures....................................  $30,838     $29,959     $28,497

JOINT VENTURES OR PARTNERSHIPS

     Certain LEI subsidiaries are general and/or limited partners in the various joint ventures described below.

     Pasco Cogen, Ltd. Pasco Cogen, Ltd. ("Pasco") is a Florida limited partnership formed in March 1991 for the sole purpose of developing, constructing, owning and operating a 109 MW gas-fired cogeneration facility in Dade City (Pasco County), Florida. Pasco's general partners are Pas Power Co. ("Pas"), a wholly owned subsidiary of LEI's wholly owned subsidiary, Peoples Cogen, and NCP Dade Power Incorporated ("NDP") each of which holds a one percent interest in Pasco. Pas also holds a 49% limited partner interest in Pasco. The other limited partners in Pasco are Dade Investments, Ltd. ("DIL") and Pasco Interest Holdings, Inc. ("PIHI").

     Pasco's cogeneration facility became commercially operational in July 1993, and is a qualifying cogeneration facility ("QF") as defined in the Public Utility Regulatory Policies Act of 1978. Pasco's QF status has been certified by FERC.

     Pasco sells electric capacity and energy to Florida Power Corporation ("FPC"), a Florida investor owned electric utility, pursuant to a power purchase agreement with a term scheduled to expire (at the time the agreement was executed) in July 2013. Thermal energy (in the form of steam) produced as a byproduct of electric generation is sold to Lykes Pasco, Inc., a major processor of citrus and other fruit juices and juice beverages, whose processing plant is adjacent to the site on which Pasco's facility is located. Pasco leases the site for its cogeneration facility from Lykes Pasco.

     Construction financing for Pasco's facility was provided by The Prudential Insurance Company of America ("Prudential"), and converted to a long term loan from Prudential and The Sumitomo Trust & Banking Co., Ltd., New York Branch ("Sumitomo") following the commencement of the facility's commercial operation in 1993.

     Other subsidiaries of LEI are also involved in the Pasco project. PGS provides firm gas transportation capacity on FGT to Pasco, and transports gas purchased by Pasco from the PGS gate station to Pasco's facility. Gator supplies gas for the peaking requirements of the facility. The base load gas supply for operation of the facility is supplied by North Canadian Marketing Corporation which, at the time the project was developed, was an affiliate of NDP and DIL.

     Pasco filed suit against FPC in November 1994 as a result of changes made by FPC in the method used to determine payments due Pasco for energy delivered to FPC pursuant to the power purchase agreement. This litigation, although still pending, is currently dormant, and the parties have entered into a settlement agreement, the effectiveness of which is contingent on its approval by the FPSC and by Pasco Cogen's lenders. The lenders approved the agreement on November 15, 1996. Pasco's management has no reason to believe that, following FPC's filing of a petition with the FPSC, the FPSC will not approve the settlement agreement. Upon approval of the FPSC, the litigation between Pasco and FPC will be dismissed with prejudice.

     Seminole Gas Marketing. Seminole Gas Marketing ("Seminole") is a partnership formed in 1988 by LEI's subsidiary, Suwannee Gas Marketing, Inc. ("Suwannee"), and JV Trading Inc., a subsidiary of Southern Natural Gas Company. Seminole was originally formed to provide for the transportation and sale of large quantities of natural gas into the Jacksonville market. It is currently inactive.

     Florida Natural Fuels. Florida Natural Fuels is a joint venture partnership between Suwannee and Sonat Ventures, Inc. (also a subsidiary of Southern Natural Gas Company). It was formed to assist in developing the public/private infrastructure necessary to support the natural gas-fueled vehicle market.

     Lykes-Duke/Louis Dreyfus, Ltd. Lykes-Duke/Louis Dreyfus, Ltd. is a Florida limited partnership formed in April 1996 to engage in, among other things, the power marketing business. Lykes Energy Ventures, Inc. and D/LD Florida Management Corp. are general partners, and Lykes Energy Investments, Inc. and Duke/Louis Dreyfus L.L.C. are limited partners in the venture. While the partnership's market-based electric power sales rates have been accepted for filing by the FERC, it is in a start-up phase, and none of the partners have made any equity contributions.

     Alcorn Partnership. LEI is a partner with Alcorn Exploration, Inc. in a joint venture formed for the purpose of evaluating and participating in exploration activities which currently include potential sites in the Wilcox Trend area of South Texas. However, the partnership is not currently engaged in any activity.

COMPETITION

     Natural Gas. PGS is not currently in direct competition with any other local distribution company with respect to its sales of gas to residential and commercial customers. It does, however, face significant competition from companies providing other types of energy, such as propane, fuel oil and electricity.

     Beginning in the 1980s, changes in the Federal regulatory environment brought about by orders of the FERC heralded the beginning of increased competition in the natural gas industry. Although PGS is not directly regulated by the FERC, actions taken by FERC with respect to the interstate pipelines through which PGS receives deliveries of gas have affected, and will continue to affect PGS's operations. In 1992, FERC issued its Order 636 (and related clarifying orders), which provided for the restructuring of the services provided by all interstate pipelines. Such services were to be "unbundled" into their component parts (supply, storage and transportation) and made separately available on a nondiscriminatory basis to the pipelines' customers. FGT, through which PGS receives a significant majority of its deliveries of gas, implemented the requirements of Order 636 in November 1993.

     The restructuring mandated by FERC made gas transportation more accessible to users of large quantities of gas, and also reduced procedural obstacles which had prevented such users from bypassing local distribution companies such as PGS in terms of purchasing gas supplies directly from other suppliers and obtaining interstate pipeline transportation capacity directly from the pipelines or others. Because PGS' rates for sales and transportation are the same, it has remained indifferent to whether existing customers receive sales service from the company, or simply have the company transport supplies of gas purchased by the customers from other suppliers.

     Prior to the restructuring mandated by Order 636, however, PGS' customers were dependent on the company for the pipeline capacity required to move gas from the production area to the PGS system in Florida. Currently, although most of PGS' historical customers continue to use (through PGS' release of capacity to such customers) the capacity held by PGS on FGT and South Georgia, a number of customers obtain capacity from others through competitive bidding procedures mandated by Order 636. PGS has recently been required to make capacity available to certain of its customers at a discount from the rate it pays FGT for the capacity, and will likely continue to be faced with similar situations in the future.

     PGS had, in the 1980s, faced similar competition from alternate fuels (such as No. 6 fuel oil) used by some of its large volume industrial customers, and had developed rate schedules permitting it to discount its cost-based tariff rates in order to remain competitive with alternate forms of energy, as well as meet competition which could result in a complete bypass of the company's distribution system. A competitive rate adjustment clause approved by the FPSC permits PGS to recover the discounts from other classes of customers whose business is not as susceptible to competition in the form of alternate energy sources and access to pipeline capacity.

     In addition, PGS has developed other new rate schedules designed to make natural gas more competitive with alternate forms of energy and to reduce its cost of unused interstate pipeline capacity during certain seasons. It has obtained FPSC approval for a load enhancement schedule designed to increase throughput, during historically low gas consumption months, for uses such as gas air conditioning and desiccant cooling. It has also obtained approval for offsystem sales rate schedules.

     Finally, PGS has made a conscious effort, in dealing with its customers and potential customers, to avoid being thought of as a traditional "public utility," and to make every reasonable effort to address the legitimate competitive concerns of its customers. In the current and future energy markets, customer service has and will become ever more important to maintaining and growing the company's business.

     Propane. In the Florida propane market there are over thirty distributors competing within the residential and commercial markets. Competition ranges from a number of large, national companies to numerous local, independent operators. Competition throughout PGC's service territories is generally stable. The primary focus among distributors is to gain market share through new customer growth (i.e., providing service for home construction).

     PGC believes it holds distinct competitive advantages in both the residential and commercial markets. The company's primary areas of focus are customer service and product reliability. PGC believes the relative size and financial strength of the company in comparison with competing propane operations creates certain advantages when identifying and serving its customer base. Product reliability is facilitated in part through utilization of a sophisticated delivery system, providing accurate and timely customer usage forecasts.

     Sales and Service. PS&S sells natural gas and propane appliances in Florida. Competition for sales volumes exists with all major merchandisers of appliances. The Florida market for appliances and equipment is very competitive, most notably in the areas of product selection and pricing.

     Consumers' choice of appliance power source has a significant effect on the sale of appliances offered by PS&S. PS&S primarily supports the use of natural gas and propane in the new home construction market in regions served by PGS and PGC. As such, competitive factors within the natural and propane gas markets have a direct impact on PS&S.

     PS&S believes that its affiliation with PGS and PGC affords PS&S a distinct advantage over its competitors in the sale of natural gas and propane appliances. In addition to the retail sales operation, PS&S provides installation and repair services for its customers. The company also offers an array of supplemental products and services including extended service protection for residential customers and maintenance contracts on commercial equipment.

REGULATION

     The operations of PGS are regulated by the FPSC, which has jurisdiction over rates, service, issuance of certain securities, safety, accounting and depreciation practices and other matters.

     PGS is also subject to Federal, state and local environmental laws and regulations covering air quality, water quality, land use, noise and aesthetics, solid waste and other environmental matters. See "-- Environmental Matters."

PRICING

     In general, the FPSC's pricing objective is to set rates at a level that allows a utility such as PGS to collect total revenues ("revenue requirements") equal to its cost of providing service, including a reasonable return on invested capital.

     The basic costs, other than the costs of purchased gas and interstate pipeline capacity, of providing natural gas service are recovered through base rates, which are designed to recover the costs of owning, operating and maintaining the utility system. These costs include operation and maintenance expenses, depreciation and taxes, as well as a return on PGS' investment in assets used and useful in providing natural gas service ("rate base"). The rate of return on rate base, which is intended to approximate PGS' weighted cost of capital, includes its cost for debt, deferred income taxes at a zero cost rate, and an allowed return on common equity. Base prices are determined in FPSC proceedings that occur at irregular intervals at the initiative of PGS, the FPSC or other parties.

     The costs of purchased gas and interstate pipeline capacity used to move gas into PGS' distribution system for delivery to its customers are recovered through levelized charges established pursuant to PGS' purchased gas adjustment clause. These charges, which are reset annually in an FPSC hearing, are based on estimated costs of purchased gas and pipeline capacity, and estimated customer usage for a specific recovery period, with a true-up adjustment to reflect the variance of actual costs and usage from the projected charges for prior periods.

     In addition to its base rates and purchased gas adjustment clause charges for sales customers, PGS customers (except interruptible customers) also pay a per-therm charge for all gas consumed to recover the costs incurred by the company in developing and implementing energy conservation programs, which are mandated by Florida law and approved and supervised by the FPSC. These programs result in no earnings for the company, but the company is permitted to recover, on a dollar-for-dollar basis (with interest paid on over-recoveries and collected on under-recoveries) expenditures made in connection with the programs. PGS must demonstrate that the programs are cost effective for its ratepayers in order to gain their approval by the FPSC. PGS has historically been permitted to recover costs of environmental remediation and cleanup associated with old manufactured gas appliance sites.

     "Unbundling". In June 1996, following informal workshops held in late 1995, the FPSC initiated a proceeding for the purpose of investigating the unbundling of natural gas services provided by PGS and other local distribution companies ("LDCs") subject to the FPSC's regulatory jurisdiction. Although the proceeding was initially patterned after the FERC's proceedings which culminated in the issuance of Order 636, the staff of the FPSC have indicated that the scope of the proceeding will be broader than those preceding Order 636.

     The unbundling proceeding was commenced to analyze the merits of permitting customers to choose from the array of services available from Florida LDCs, with a view to selecting only those which they perceive as valuable, and paying only for those services they choose. Issues to be addressed in the proceeding include some (e.g., the obligation of a public utility to provide service) which are currently an integral part of the statutory framework of utility regulation in Florida, as well as the separation of services (sales and transportation) provided by LDCs.

     Workshops, attended by all interested parties (PGS and other LDCs, interstate pipelines, gas producers and marketers, and LDC customers) were conducted by the FPSC staff in August and October 1996. A third workshop is scheduled for December 1996. Parties have been permitted to submit presentations at each workshop, and written comments thereafter. The FPSC staff will a make recommendation with respect to any actions to be taken by the FPSC regarding the issues considered in the workshops which will be considered by the FPSC at a meeting tentatively scheduled for April 1, 1997.

     As is the case in any regulatory proceeding involving potential changes in rules and policies, the outcome of the unbundling proceeding cannot be predicted. However, it is possible that, through changes in existing rules, policies and laws, the manner in which LDCs such as PGS are permitted or required to conduct their businesses will be affected. PGS believes that through monitoring and participating in the regulatory proceeding, PGS will be prepared to react to the opportunities and challenges presented by unbundling.

     Other Regulation. In addition to the economic regulation discussed above, PGS is subject to the FPSC's safety jurisdiction, pursuant to which the FPSC regulates the construction, operation and maintenance of PGS' distribution system. In general, the FPSC has implemented this authority by adopting the Minimum Federal Safety Standards and reporting requirements for pipeline facilities and transportation of gas prescribed by the U.S. Department of Transportation in Parts 191 and 192, Title 49, Code of Federal Regulations.

     PGS is also subject to Federal, state and local environmental laws and regulations pertaining to air and water quality, land use, noise and aesthetics, solid waste and other environmental matters. See "-- Environmental Matters."

ENVIRONMENTAL MATTERS

     LEI's operations are subject to extensive federal, state and local statutes, rules and regulations relating to the discharge of materials into the environment and to the protection of the environment that require monitoring, permitting and ongoing expenditures. Those expenditures have not been prohibitive in the past, but are anticipated to increase in the future with the trend toward stricter standards, greater regulation and more extensive permitting requirements.

     The following is a general discussion of environmental regulation as it relates to LEI; it is not intended to constitute a complete discussion of the various federal, state, and local statutes, regulations, rules or orders to which LEI's operations may be subject. Furthermore, LEI, without regard to fault, could incur liability under CERCLA or its state counterparts in connection with the disposal of, or other releases of, hazardous substances at any facility or site connected with LEI.

     LEI is subject to the environmental risks normally incident to the operation and construction of storage facilities, pipelines, plants and other facilities for gathering, processing, treating, storing and transporting natural gas and other products including, but not limited to, uncontrollable flows of natural gas, fluids and other substances into the environment, fires, pollution and other environmental and safety risks. These activities are subject to environmental and safety regulation by federal, state and local authorities, including, without limitation, the EPA and the Florida Department of Environmental Protection.

     In acquiring assets from third parties, LEI has often been required to indemnify the seller against losses arising from pre-closing environmental liabilities, although in other instances it has been indemnified against such losses by the seller. To minimize its exposure for such liabilities, environmental audits of the assets it wishes to acquire are made, either by LEI personnel, outside environmental consultants, or a combination of the two. LEI has not heretofore incurred any material environmental liabilities arising from its acquisition activities. The incurrence of a material environmental liability, and/or the failure of an indemnitor to meet its indemnification obligations with respect thereto, could have a material adverse effect on LEI's operations and financial condition.

     To LEI's knowledge, it is in substantial compliance with, and is expected to continue to comply in all material respects with, applicable environmental laws, regulations, orders and rules. Further, to the best of LEI's knowledge, there are no existing, pending or threatened actions, suits, investigations, inquiries, proceedings or clean-up obligations by or to any governmental authority or third party relating to any violation of any environmental laws with respect to LEI's assets that would have a material adverse effect on LEI's operations and financial condition. Environmental laws as used above include, without limitation, CERCLA, the Clean Air Act, the Clean Water Act, the RCRA, the Safe Drinking Water Act, the Toxic Substances Control Act, comparable state and local laws, and other material environmental protection laws.

OPERATIONAL RISKS AND INSURANCE

     LEI's operations are subject to the usual hazards in the transmission and distribution of natural and propane gas. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment and environmental damage. In certain instances, these potential hazards may result in curtailment or suspension of service within the affected service area.

     LEI maintains general liability, property and business interruption insurance in amounts it considers adequate for such risks. Such insurance is subject to deductibles the company considers reasonable and not excessive. Consistent with insurance coverages generally available within the natural and propane gas industries, LEI's insurance policies do not provide coverage for losses or liabilities relating to pollution.

EMPLOYEES

     LEI had just over 1,100 employees as of September 30, 1996. A total of 196 employees in six of the company's eleven operating divisions are represented by various union organizations. The company enjoys generally favorable relations with the various unions representing PGS and PGC employees. At this time, there are no known new organizational efforts underway.

LITIGATION

     LEI is involved in certain legal proceedings that have arisen in the ordinary course of business including certain matters that are before state regulatory agencies. Management believes that the outcome of such proceedings, even if adversely determined, will not have a material effect on LEI's business or financial condition.

OFFICES

     LEI's principal executive and corporate office is located in Tampa, Florida. Operating divisions are located in eleven markets throughout the State. While many of the facilities are owned, a number of operations, storage and administrative facilities are leased. Following is a summary of owned versus leased property, by division:

Corporate Office              Lease
South Florida                 Own
Tampa                         Own
St. Petersburg                Own
Orlando                       Own; lease certain warehouse space
Eustis                        Own
Jacksonville                  Own
Lakeland                      Own
Daytona                       Lease
Avon Park                     Own; lease certain administrative space
Sarasota                      Own; lease certain warehouse space
Palm Beach                    Lease

MARKET FOR CAPITAL STOCK; DIVIDENDS

     LEI is a privately held company and there is no public market for its capital stock. The following chart provides information regarding the frequency and amount of cash dividends paid on LEI Common Stock:

                                PAYMENT DATE                      DIVIDEND PER SHARE
            ----------------------------------------------------  ------------------
            November 1, 1993....................................        $0.83
            February 1, 1994....................................         0.90
            May 1, 1994.........................................         0.90
            August 1, 1994......................................         0.90
                                                                        ------
            Fiscal Year 1994 Total..............................        $3.53
            November 1, 1994....................................        $1.00
            February 1, 1995....................................         1.00
            May 1, 1995.........................................         1.00
            August 1, 1995......................................         1.00
                                                                       ------
            Fiscal Year 1995 Total..............................        $4.00
            November 1, 1995....................................        $1.00
            February 1, 1996....................................         1.00
            May 1, 1996.........................................         1.125
            August 1, 1996......................................         1.125
                                                                        ------
            Fiscal Year 1996 Total..............................        $4.250
            November 1, 1996....................................        $1.125

                  LEI MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     LEI provides an array of energy related products and services principally related to the natural gas industry, the propane gas industry, and the sale and servicing of appliances.

     Natural Gas. PGS is the principal subsidiary of LEI and is engaged in the purchase, distribution and marketing of natural gas to residential, commercial, industrial and electric power generation customers wholly within the State of Florida. Since 1992, PGS has generated in excess of 85% of LEI's net income. PGS is a public utility regulated by the Florida Public Service Commission ("FPSC"). PGS sells and transports natural gas at tariff rates which are approved by the FPSC.

     PGS purchases natural gas for resale to customers under a supply portfolio which consists mostly of short term contracts of one year or less. The cost of gas purchased and resold is recovered from customers through a purchased gas adjustment clause in the PGS tariff which permits full recovery of these costs. In some instances, customers may elect to purchase natural gas directly from marketers or producers. In those cases, PGS delivers the gas to the customers and collects a transportation charge on the deliveries. These transportation charges are also approved by the FPSC. The tariff rate charged to customers is currently the same whether or not the customer purchases gas from PGS or purchases directly from a marketer or producer thus making PGS neutral to the gas commodity transaction.

     Propane. In areas where natural gas is not available, LEI markets propane gas through its subsidiary, PGC. Earnings from this segment are based on the difference between the cost associated with the purchase of propane (together with the cost to deliver the product to the customer) and the revenues generated upon the sale of the commodity. These earnings generally represent approximately 10% of LEI's total net income.

     Sales and Service. Appliance service and merchandising is conducted through a subsidiary, PS&S. Earnings from this segment are based on the difference between the cost associated with the purchase of appliances (together with the cost to deliver and install the product at the customer's location) and the revenues generated upon the sale of the products. Additional earnings are realized from the servicing of appliances and from contract work (i.e., venting and piping). The sales and service operation serves principally to facilitate growth in the natural gas and propane market segments.

INCOME TAXES

     LEI is a corporation and files consolidated tax returns for all subsidiary companies.

SIGNIFICANT MARKET FACTORS

     LEI's businesses are generally affected by a number of market factors, including competition, seasonality and the general economic climate. PGS and PGC are influenced most significantly by local trends in the particular market being served.

     Historically, competition in the sale and distribution of natural gas was limited because of the pervasive nature of federal and state regulation. As a result, PGS's results of operations were largely determined by local factors, including the effects of regulation. However, in recent years, regulatory and economic developments have significantly reduced the influence of such factors. At the federal level, regulations governing natural gas transmission have been redesigned in order to promote intense competition between natural gas transporters and marketers. From an economic perspective, in recent years the energy industry, including the natural gas industry, has been characterized by a surplus of product deliverability which has increased the level of competition.

     Currently, PGS and PGC generally face competition in all aspects of their operations, both from other companies engaged in the natural gas business and from companies providing other energy products and services. This has an effect both on the quantity of product and services sold by PGS and PGC and the price each receives. At all levels of the industry in which PGS and PGC were engaged, competition generally occurs on the basis of price, the ability to meet individual customer requirements, access to supply and reliability. In the current environment, the ability of PGS and PGC to respond to these types of competition is tied directly to their respective abilities to maintain operational flexibility, low operating costs and continued access to reliable sources of competitively priced gas.

     Competition faced by PGS is most prevalent in the large commercial and small industrial market. In recent years, these classes of customers have increasingly become the target of other companies engaged in the natural gas business seeking to sell gas directly or transport third-party gas to such customers through new facilities, thereby bypassing facilities installed by PGS to serve such customers. PGS has met such competition by adopting new programs which, in some instances, have provided its competitors with access to its sales customers, but through the use of PGS's facilities. PGS also faces competition with respect to such customers from alternate fuel sources, including fuel oil, electricity, and in certain instances, liquid petroleum gas.

     PGS currently is not in direct competition with any other distributors of natural gas ("LDC's") with respect to the small commercial and residential segments with its service areas. However, PGS faces significant competition for such customers from other energy suppliers. In addition, while PGS currently holds franchises in most of the communities which it serves, such franchises generally are not by their terms exclusive, and competition has been experienced in certain instances as PGS has sought to extend service from existing service areas to geographically adjacent areas.

     In addition to competition, PGS' and PGC's businesses also are affected at all levels by seasonality and general economic conditions. Because one of the significant markets for natural gas and propane is space heating, demand for natural gas and propane is generally seasonal in nature. Prices of natural gas and propane have historically been and are currently seasonal as well, with prices significantly lower in the summer than in winter.

     General economic conditions also significantly influence the demand for gas. The national demand for gas has increased in recent years and currently is expected to continue to increase in future years. This, in turn, at certain times and in certain market segments has influenced the price for natural gas and gas transportation services. However, while increased demand for gas is somewhat tied to the overall state of economic activity; there can be no assurance that current levels of demand will continue or that, if they continue, they will necessarily have a significant effect on the price of or demand for PGS' products or services. Notably in the traditional LDC markets, the economic conditions prevailing in PGS' historic service areas continue to have a significant effect on operating results. However, notwithstanding the potential negative impact of economic conditions, in recent years the level of economic activity throughout the areas served by PGS has remained relatively stable.

SEASONALITY

     LEI's revenues and gross profit are subject to fluctuations during the year primarily due to the impact of seasonal factors on sales prices and sales volumes of both natural gas and propane. In these market segments, sales volumes are typically higher in the winter months than in the summer months, reflecting increased demand due to greater heating requirements. This seasonal increase in demand also typically results in higher natural gas and propane prices during the winter months as a result of increased sales of higher margin product.

     The 1995-96 winter season was one of the coldest in history with temperatures more than 40% colder than the National Oceanic and Atmospheric Administration ("NOAA") 30-Year average (based on heating degree days). This resulted in record sendouts of natural gas in the residential and commercial markets.

EFFECTS OF INFLATION

     The base rates ("margin(s)") charged to PGS' firm gas customers may not be increased without a general rate case. Accordingly, in the absence of authorized rate increases and except for changes in the cost of gas sold, which are passed along to customers on a timely basis through a purchased gas adjustment clause, PGS must look to performance improvement and higher gas sales volumes to offset inflationary increases in its cost of operations. Current rates only permit PGS to recover its historical cost of utility plant and give no recognition to the replacement cost of these facilities. PGS' last general rate case was filed on January 31, 1992, and the rate adjustments approved by the FPSC as a result of that proceeding became effective on September 11, 1992. Management continually reviews operations and economic conditions to assess the need for filing for general rate relief. Historically, although LEI's operations are affected by general economic trends, LEI does not believe that inflation has had a material effect on its results of operations in the last five years.

RESULTS OF OPERATIONS

     The following table shows the results of operations and certain operating data for LEI's primary business segments for the years ended September 30, 1994, 1995 and 1996.

                                                              YEAR ENDED SEPTEMBER 30
                                                         ----------------------------------
                                                           1994         1995         1996
                                                         --------     --------     --------
                                                               (DOLLARS IN THOUSANDS)
    Natural Gas Operations
      Sales volumes (000 therms).......................   819,634      980,992      859,799
      Operating revenues...............................  $230,891     $219,209     $261,226
      Cost of product..................................   121,296      108,309      133,629
                                                         --------     --------     --------
      Gross profit(1)..................................  $109,595     $110,900     $127,597
    Propane Operations
      Sales volumes (000 gallons)......................    21,270       21,685       23,147
      Operating revenues...............................  $ 21,113     $ 21,386     $ 24,086
      Cost of Product..................................     9,042        9,571       11,061
                                                         --------     --------     --------
      Gross Profit.....................................  $ 12,071     $ 11,815     $ 13,025
    Sales and Service Operations
      Operating Revenues...............................  $ 14,889     $ 13,225     $ 13,924
      Cost of Product..................................     4,390        3,572        3,425
                                                         --------     --------     --------
      Gross Profit.....................................  $ 10,499     $  9,653     $ 10,499
    Consolidated
      Operating revenues...............................  $267,071     $254,001     $299,585
      Cost of Product..................................   134,728      121,452      148,115
                                                         --------     --------     --------
      Gross profit.....................................  $132,343     $132,549     $151,470
      Operating and maintenance expense................    74,109       73,000       74,848
      Depreciation and amortization....................    19,170       17,847       18,871
      Taxes other than income..........................     7,946        7,657       19,157
      Interest expense.................................    11,576       12,177       11,966
      Other income and expenses, net...................     1,052        1,075          743
                                                         --------     --------     --------
      Income before income taxes.......................    18,490       20,793       25,885
      Income taxes.....................................     6,711        8,039        9,935
                                                         --------     --------     --------
      Net Income.......................................  $ 11,779     $ 12,754     $ 15,950
                                                         ========     ========     ========

---------------
(1) Includes Peoples Gas System, Inc., a natural gas utility and Gator Gas Marketing, a natural gas marketing affiliate.

         YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH SEPTEMBER 30, 1995

     Consolidated Operations. Net income for the year ended September 30, 1996 was $15.9 million compared with $12.8 million for the year ended September 30, 1995. This increase was primarily due to higher sales volumes in both the natural gas and propane residential and commercial segments due to a colder than normal winter season.

     Revenue for 1996 increased 18% and gross profit increased 14% primarily as a result of the higher residential and commercial sales volumes. Operating and maintenance expenses were $1.8 million higher in 1996 compared to 1995 or an increase of 2.5%. This increase is primarily related to increases in employee incentive compensation.

     Depreciation and amortization expense increased $1.0 million from $17.8 million in 1995. This increase was primarily due to additional depreciation expense related to various plant expansion and other capital expenditures incurred since the prior period.

     Taxes other than on income increased from $7.7 million in 1995 to $19.2 million in 1996. Effective January 1996, PGS received a directive from the FPSC regarding the presentation of certain taxes other than on income in the financial statements. The directive stated that such taxes should be included in both operating revenue and taxes other than on income. Historically, these taxes have been shown net on the statement of income. In 1996, taxes totaling $11.1 million are reflected in taxes other than on income and are included in operating revenue. Similar presentation of these taxes in 1995 would have increased revenue and taxes other than on income by $8.6 million.

     Interest expense decreased $211,000 from 1995 to 1996. This decline can be attributed to LEI's repayment of a portion of its long-term debt during 1996 as well as a decline in the average interest rate on outstanding credit lines from 6.5% in 1995 to 6.2% in 1996.

     Other deductions decreased from $1,075,000 to $743,000, due primarily to a reduction in the losses of a joint venture partnership which operates a cogeneration facility.

     Natural Gas Operations. Total sales volumes for the year ended September 30, 1996 were 121.2 million therms less compared to the year ended September 30, 1995. However, sales volumes in the higher margin residential and commercial customer classes were up significantly while the decrease in sales volumes occurred mainly in the lower margin power generation and off system sales categories. The following table summarizes gas sales by customer class.

                                                                           YEAR ENDED
                                                                          SEPTEMBER 30
                                                                       -------------------
                                                                        1995        1996
                                                                       -------     -------
                                                                          (000 THERMS)
    Residential......................................................   40,380      48,555
    Commercial.......................................................  225,609     238,322
    Industrial.......................................................  267,449     262,233
    Power Generation.................................................  420,699     309,708
    Off System Sales.................................................   26,855         981
                                                                       -------     -------
              Total..................................................  980,992     859,799
                                                                       =======     =======

     The increase in sales to residential and commercial customers is primarily a result of weather (the winter of 1995-96 was one of the coldest in recorded history in Florida), as well as growth in the customer base. There were 8,618 heating degree days in 1996 as compared to 4,675 in 1995. The decrease in power generation sales was the result of a decrease in usage by a municipal power generator along with the scheduled removal of a cogeneration customer from PGS' system. Off system sales, which are made only on an as-needed, as-available basis, decreased by 25.9 million therms. Revenues resulting from total gas sales increased by $42.0 million or 19.2% for the year ended September 30, 1996 as compared to the year ended September 30, 1995. Gross profits were up $16.7 million or 15%.

     Propane Operations. Propane gas sales in fiscal 1996 increased by 1.5 million gallons or 6.7% as compared to the prior year, due primarily to weather and new customer growth. Revenues of $24.1 million in 1996 were $2.7 million higher than 1995. The average per-gallon margin for the year ended September 30,

1996 was $.563 compared to $.545 for the year ended September 30, 1995. The resulting gross profit for 1996 was $13.0 million, a 10.2% increase over 1995.

     Sales and Service Operations. Revenues from sales and service activities were $13.9 million for the year ended September 30, 1996 compared to $13.2 million for 1995. This was primarily due to higher appliance installation revenue, along with an increase in jobbing sales. PS&S sold 14,480 appliances in 1996 and 16,649 in 1995. Gross profit from sales and service activities amounted to $10.5 million for 1996 compared to $9.7 million for 1995.

         YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH SEPTEMBER 30, 1994

     Consolidated Operations. Net income for the year ended September 30, 1995 was $12.8 million compared with $11.8 million for the year ended September 30, 1994. The increase in net income was primarily the result of a reduction in depreciation and amortization expense due to certain environmental remediation costs being written off in 1994.

     Revenue for 1995 decreased $13.1 million. This was caused primarily by natural gas customers electing to procure their gas supplies directly from producers or marketers, rather than from the company. As a result, the company received less revenue (since it is not billing the gas commodity to the customers) but it also incurred less cost for product (since it is not procuring product on behalf of the customers). At the gross profit level, the company was neutral to these shifts. Gross profit for 1995 was $132.5 million versus $132.3 million in 1994.

     Operating and maintenance expenses were $1.1 million lower in 1995 compared to 1994, or a decrease of 1.5%. This decrease is primarily the result of lower installation costs in the sales and service operations due to sale and installation of fewer appliances sold.

     Depreciation and amortization expense decreased $1.3 million in 1995 compared to 1994. The company had previously incurred environmental remediation costs related to old manufactured gas plant sites. These costs were being amortized over a five year period pursuant to FPSC orders. In 1994, the company entered into an agreement with the FPSC to amortize all remaining environmental costs. The amortization of these costs in 1994 amounted to $2.5 million. This decrease in amortization expense was partially offset by increases in other depreciation and amortization expense related to normal plant expansion and other capital expenditures.

     Taxes other than on income were essentially flat during this period at $7.9 million in 1994 and $7.7 million in 1995.

     Interest expense increased $601,000 from 1994 to 1995, due primarily to an increase in the average interest rate on outstanding credit lines from 4.5% in 1994 to 6.5% in 1995.

     Other deductions remained essentially constant for the years ended September 30, 1994 and 1995.

     Natural Gas Operations. Total sales volume for the year ended September 30, 1995 was 981.0 million therms compared to 819.6 million therms for the year ended September 30, 1994. Sales to residential and commercial customers were essentially flat during this period with the increase in sales volumes coming primarily from power generation sales and sales to off-system customers. The following table shows sales by customer class for the two years.

                                                                           YEAR ENDED
                                                                          SEPTEMBER 30
                                                                       -------------------
                                                                        1994        1995
                                                                       -------     -------
                                                                          (000 THERMS)
    Residential......................................................   40,338      40,380
    Commercial.......................................................  225,696     225,609
    Industrial.......................................................  277,738     267,449
    Power Generation.................................................  275,232     420,699
    Off System Sales.................................................      630      26,855
                                                                       -------     -------
              Total..................................................  819,634     980,992
                                                                       =======     =======

     PGS experienced a 2.9% growth in residential and commercial customers from 1994 to 1995. However the growth in customers was offset by the weather being warmer in 1995 resulting in sales volumes being flat. Growth in power generation sales was primarily the result of increased usage by a municipal power generator. Off system sales increased by 26.2 million therms. These sales are on an as-needed, as-available basis. Revenue resulting from total gas sales decreased $11.6 million from 1994 to 1995, due primarily to customers shifting from sales service to transportation only service. The company remains neutral to these shifts. Gross profit increased $1.3 million from 1994 to 1995.

     Propane Operations. Sales of propane gas increased 2.0% in 1995, from 21.2 million gallons in 1994, to 21.7 million gallons in 1995. Sales growth was primarily the result of new customer signings. Revenues increased from $21.1 million in 1994 to $21.4 million in 1995. The average margin per-gallon for the year ended September 30, 1995 decreased $.023 from the prior year. This resulted in a decline in gross profit of 2.1%, from $12.1 million in 1994 to $11.8 million in 1995.

     Sales and Service Operations. Revenue from sales and service activities decreased $1.7 million or 11.2% for the year ended September 30, 1995 compared to September 30, 1994. The number of appliances sold decreased from 16,836 in 1994 to 16,649 in 1995. Gross profit amounted to $9.7 million for 1995 compared to $10.5 million for 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Sources of Cash. LEI's liquidity and capital resources have historically been provided by cash from operating activities and borrowings under its credit agreements. Net cash provided by operating activities was $34.8 million, $36.6 million and $38.1 million for the years ended September 30, 1994, 1995 and 1996 respectively. The primary difference between cash provided by operating activities and net income include depreciation and amortization, deferred taxes, and net changes in working capital components. Liquidity has also been provided by LEI's existing credit facilities as described below. Management believes that cash flow provided by operating activities and borrowings under existing credit agreements is sufficient to meet its working capital, capital expenditure and other cash needs.

     Accounts Receivable. Generally, the level of LEI's accounts receivable is affected primarily by natural gas sales volumes and prices, and to a lesser extent by propane and sales and service activities. Given the impact of seasonal demand factors on natural gas sales volumes, accounts receivable are typically higher in the winter months than they are the remainder of the year. Accounts receivable were $18.2 million at September 30, 1994, $18.0 million at September 30, 1995, and $19.1 million at September 30, 1996.

     Uses of Cash. LEI's primary uses of cash are for working capital needs, capital expenditures, debt repayments, and payment of dividends. Capital expenditures were $30.8 million, $30.0 million and $28.5 million for the years ended September 30, 1994, 1995 and 1996. The company makes scheduled repayments on its long term debt in addition to borrowings and repayments under revolving credit agreements. Net repayments of debt were $100,000 in 1994, $2.7 million in 1995, and $3.5 million in 1996. Dividend payments were $3.8 million, $4.3 million and $4.5 million for 1994, 1995 and 1996 respectively.

     Capital Expenditures. LEI's capital expenditures for the years ended September 30, 1994, 1995 and 1996 were $30.8 million, $30.0 million and $28.5 million respectively. These expenditures were used primarily for system expansion to secure new customers, maintenance of existing assets, and purchase and replacement of tools and equipment. Funds for these capital expenditures were provided by a combination of cash from operating activities and borrowings under existing credit facilities.

     Rates of Return. PGS is the only regulated subsidiary of LEI and is regulated by the FPSC. See "DESCRIPTION OF LEI -- Regulation." PGS' current authorized rate of return on equity as established by the FPSC is in a range from 10.25% to 12.25% with a mid-point of 11.25%. For the years ended September 30, 1994, 1995 and 1996 PGS' achieved returns on equity were 10.38%, 11.19%, and 12.95%, respectively.

     PGS' 12.95% rate of return for the year ended September 30, 1996 is 70 basis points over the top of the range of rate of return authorized by the FPSC. PGS has an understanding with the FPSC staff that any revenues contributing to a return on equity in excess of 12.25% for calendar year 1996 may be held subject to FPSC jurisdiction and decision on disposition.

     Credit Agreements and Debt.

     Long-term debt at September 30, 1994, 1995 and 1996 consisted of the following:

                                                           1994         1995         1996
                                                         --------     --------     --------
                                                                   (IN THOUSANDS)
    Unsecured Senior Notes payable to an insurance
      company in annual installments in varying amounts
      with semi-annual interest payments:
      13.75% due 1995..................................    $1,000
      10.00% due through 1998..........................     3,000       $2,500       $2,000
      10.55% due through 2000..........................     3,000        2,600        2,200
      10.35% due through 2007..........................     8,800        8,400        8,000
      10.33% due through 2008..........................     9,800        9,600        9,400
      10.30% due through 2009..........................    10,000        9,800        9,600
      9.93% due through 2010...........................    10,000       10,000        9,800
      8.00% due through 2012...........................    35,000       35,000       35,000
                                                          -------      -------      -------
                                                           80,600       77,900       76,000
    Unsecured revolving credit agreements and lines of
      credit:..........................................    50,400       50,400       48,800
                                                          -------      -------      -------
                                                          131,000      128,300      124,800
    Less amounts classified as current:................     2,700        1,900        3,600
                                                          -------      -------      -------
    Total Long-Term Debt...............................  $128,300     $126,400     $121,200
                                                          =======      =======      =======

     The 10.00% and 10.55% senior notes are an obligation of PGC and are guaranteed by LEI. The notes may be assumed by PGS without a prepayment premium. The remaining senior notes are an obligation of PGS. Any of the senior notes may be prepaid in whole or in part at any time, subject to a prepayment premium.

     The senior note agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends. Under the most restrictive of such covenants, PGC's current assets may not be less than 85% of current liabilities. At September 30, 1996, current assets were 89.5% of current liabilities.

     Lines of credit with two major commercial banks totaling $15,000,000 are utilized in conjunction with the revolving credit agreements discussed below. To the extent there is outstanding capacity under the revolving credit agreements, these lines of credit borrowings have been classified as long-term debt. Under the terms of the revolving credit agreements with three major commercial banks, commitments totaling $55,000,000 are available to LEI on a revolving credit basis through May 29, 2001. Each year during the term of the agreements, the commitments may be extended for an additional year with the concurrence of the banks. A commitment fee of one-quarter of one percent per annum is charged on any unused amount of the commitments. The amounts paid may be repaid and reborrowed at any time in whole or in part. The notes under the agreements bear interest according to various rate options (based on the LIBOR, prime rate, bank certificates of deposit or bank money market rate) to be selected by LEI for varying time periods.

     The following chart provides information with respect to notes payable to banks under the revolving credit agreements and lines of credit discussed above:

                                                             1994        1995        1996
                                                            -------     -------     -------
                                                               (IN THOUSANDS EXCEPT FOR
                                                                     PERCENTAGES)
    Amount outstanding at September 30....................  $50,400     $50,400     $48,800
    Weighted average interest rate at September 30........      5.5%        7.1%        6.4%
    Maximum amount outstanding during year................   57,300      58,700      60,800
    Daily average amount outstanding during year..........   45,878      45,628      44,994
    Weighted average interest rate during year (computed
      on a daily basis)...................................      4.5%        6.5%        6.2%

     The revolving credit agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends. Under the most restrictive of such covenants, cash dividends paid by LEI are limited to the greater of 50% of net earnings (using the cost method for subsidiaries) or $5,000,000. For the fiscal year ended September 30, 1996, 50% of net earnings was $5,221,000 and dividends paid were $4,542,000.

     Maturities of long-term debt for the year ending September 30, are as follows:

            1997...................................................  $  3,600,000
            1998...................................................     4,000,000
            1999...................................................     4,900,000
            2000...................................................     4,700,000
            2001...................................................    38,100,000
            Thereafter.............................................    69,500,000
                                                                     ------------
                                                                     $124,800,000
                                                                     ============

     LEI has a letter of credit in the amount of $1,900,000 drawn on a major commercial bank in favor of an insurance company which is the primary carrier of LEI's liability insurance. Amounts available to LEI under its revolving credit agreements and lines of credit are not affected by this letter of credit.

     Regulatory Environment. PGS is a natural gas utility which is regulated by the FPSC. PGS last full rate proceeding was filed in January 1991 (Docket No. 911150-GU, Order issued September 3, 1992). In that proceeding, PGS was authorized a return on equity in a range from 11.00% to 13.00% with a mid-point of 12.00%. In October 1993, the FPSC initiated discussions with PGS regarding reducing the previously authorized return on equity due to declining interest rates. In November 1993, PGS entered into an agreement with the FPSC to reduce the authorized return on equity to a range of 10.25% to 12.25%, with a mid-point of 11.25%. In that agreement PGS also agreed to accelerate the amortization of environmental remediation costs during fiscal year 1994, thereby completely amortizing all currently incurred environmental costs. See "DESCRIPTION OF
LEI -- Regulation."

     Environmental Matters. LEI is subject to certain governmental regulation and oversight concerning certain environmental matters. See "DESCRIPTION OF LEI -- Environmental Matters."

                              LEI SHARE OWNERSHIP

     The following table sets forth information with respect to all persons who are known to LEI to be beneficial owner of more than five percent of the outstanding LEI Common Stock as of October 16, 1996.

                       NAME AND ADDRESS               SHARES          PERCENT OF CLASS
            --------------------------------------  -----------       ----------------
            Howell L. Ferguson....................   74,460.837(1)          6.97%
              602 Ingleside Avenue
              Tallahassee, Florida 32303
            Tom L. Rankin.........................   81,331.101(2)          7.61%
              5324 Interbay Blvd.
              Tampa, Florida 33611
            Stella Ferguson Thayer................   83,535.611(3)          7.82%
              Fort King Highway
              Thonotosassa, Florida 33592

---------------
(1) Includes 50,389.116 shares held by a trust of which Mr. Ferguson is a trustee and 1,423.000 shares owned by a minor child of Mr. Ferguson as to which shares Mr. Ferguson disclaims any beneficial interest.

(2) Includes 38,689.841 shares held by trusts of which Mr. Rankin is the trustee; 118.340 shares owned by Mr. Rankin's wife as to which shares Mr. Rankin disclaims any beneficial interest; and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Rankin serves as president and chief executive officer.

(3) Includes 50,389.116 shares held in a trust of which Mrs. Thayer is a trustee; 2,491.525 shares held in a trust of which Mrs. Thayer is the trustee; and 3,319.824 shares owned by Mrs. Thayer's husband as to which Mrs. Thayer disclaims any beneficial interest.

     The following table sets forth the shares of LEI Common Stock beneficially owned as of October 16, 1996 by LEI's directors. Except as otherwise noted, such persons have sole investment and voting power over the shares. The number of shares of LEI Common Stock beneficially owned by all directors and executive officers does not exceed 37.29% of such shares outstanding as of October 16, 1996.

                                    NAME                               SHARES
            -----------------------------------------------------  --------------
            Stewart T. Bertron...................................       1,582.800
            John A. Brabson, Jr. ................................      34,786.967(1)
            Charles G. Burr, III.................................      31,567.249(2)
            Joseph L. Carrere....................................      51,009.545(3)
            Almeria T. Cottingham................................      16,865.083(4)
            G.C. Duncan, Jr. ....................................      14,456.615(5)
            Richard O. Jorgensen.................................      10,646.061(6)
            Keenan C. Kelsey.....................................      31,130.937
            Charles P. Lykes, Jr. ...............................      11,878.613(7)
            J.T. Lykes, III......................................      27,861.246(8)
            Douglas W. Maclay, Jr. ..............................       2,965.525(9)
            Tom L. Rankin........................................      81,331.101(10)
            Stella F. Thayer.....................................      83,535.611(11)
            Wm. B. Wood..........................................           0.000
            All directors and executive officers as a group......     398,483.919

---------------
 (1) Includes 33,653.533 shares held by Brabson, Ltd. of which Mr. Brabson's wife serves as general partner and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Brabson serves as chairman of the board of directors.

 (2) Includes 16,000.000 shares owned by Mr. Burr's wife, as to which shares he disclaims any beneficial interest.

 (3) Includes 17,183.000 shares held by Keenan Capital, Ltd. of which Mr. Carrere serves as general partner and 33,826.545 shares held by a trust of which Mr. Carrere is a trustee.

 (4) Includes 4,072.875 shares held in trusts of which Mrs. Cottingham serves as trustee.

 (5) Includes 622.000 shares owned by Mr. Duncan's minor children, as to which shares Mr. Duncan disclaims and beneficial interest.

 (6) Includes 10,646.061 shares owned by Mr. Jorgensen's wife as to which shares Mr. Jorgensen disclaims any beneficial interest.

 (7) Includes 2,550.000 shares owned by Mr. Lykes' minor children as to which shares Mr. Lykes disclaims any beneficial interest.

 (8) Includes 13,984.246 shares owned by JTL, Ltd. of which Mr. Lykes serves as general partner and 13,877.000 shares held by a trust of which Mr. Lykes serves as trustee.

 (9) Includes 120.000 shares owned by Mr. Maclay's minor children as to which shares Mr. Maclay disclaims any beneficial interest.

(10) Includes 38,689.841 shares held by trusts of which Mr. Rankin is the trustee; 118.340 shares owned by Mr. Rankin's wife as to which shares Mr. Rankin disclaims any beneficial interest; and 1,133.434 shares owned by Lykes Bros. Inc. of which Mr. Rankin serves as president and chief executive officer.

(11) Includes 50,389.116 shares held in a trust of which Mrs. Thayer is a trustee; 2,491.525 shares held in a trust of which Mrs. Thayer is the trustee; and 3,319.824 shares owned by Mrs. Thayer's husband as to which Mrs. Thayer disclaims any beneficial interest.

              COMPARISON OF RIGHTS OF HOLDERS OF TECO COMMON STOCK
                              AND LEI COMMON STOCK

     TECO and LEI are both Florida corporations subject to the provisions of the FBCA Act. Shareholders of LEI, whose rights are governed by the Articles and Bylaws of LEI, will upon consummation of the Merger, become shareholders of TECO. The rights of such shareholders as shareholders of TECO will then be governed by the Articles and Bylaws of TECO.

     Except as set forth below, there are no material differences between the rights of a LEI shareholder under the Articles and Bylaws of LEI, on one hand, and the rights of a TECO shareholder under the Articles and Bylaws of TECO on the other hand. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to the FBCA and the Articles and Bylaws of LEI and TECO.

  Size and Classification of the Board of Directors

     TECO. The Bylaws of TECO state that the size of the TECO Board is determined by the TECO Board, provided that in no event shall the number be less than three or more than fifteen. The TECO Board is divided into three classes, and directors are elected for three year terms.

     LEI. The Bylaws of LEI state that the size of the LEI Board is determined by vote of the shareholders, provided that in no event shall the number be less than three or more than twenty-five.

  Removal of Directors

     TECO. Directors of TECO may be removed at any time, with or without cause, only by a majority vote of the entire TECO Board or by the affirmative vote of holders of 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as one class.

     LEI. Directors of LEI may be removed by a majority vote of the shareholders at any shareholder meeting.

  Shareholder Nominations

     TECO. Nominations for the election of directors may be made by the TECO Board or a proxy committee appointed by the TECO Board or by any shareholder entitled to vote in the election of directors generally. However, any shareholder entitled to vote in the election of directors may nominate one or more person only if written notice of such shareholder's intent to make such nomination(s) has been given to the Secretary of TECO not later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of the third Tuesday in April; provided, however, that in the event the annual meeting is scheduled for a different day that is not within 10 days of the third Tuesday in April, and notice of the date of such annual meeting is mailed to shareholders or public disclosure of such meeting date is made less than 100 days prior to such date, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, the close of business on the tenth day following the day on which notice of such special meeting was mailed or public disclosure of such meeting was made to shareholders. The shareholder's notice shall include: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock and entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person(s); (c) a description of all arrangements or understanding between the shareholder and each nominee;
(d) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission, had the nominee been nominated or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of TECO if so elected.

     LEI. The Articles and Bylaws of LEI contain no provisions regarding the ability of shareholders to nominate individuals for election to the LEI Board.

  Meetings of Shareholders

     TECO. Under the Articles of TECO, any act required or permitted to be taken by the shareholders of TECO must be effected at a duly called annual or special meeting of shareholders. No actions may be effected by any consent in writing by such shareholders. Special meetings of the shareholders may be called only by TECO's Chief Executive Officer, the President, any Vice President, the TECO Board, or if demanded in writing by the holders of at least 50% of the shares entitled to vote at the meeting. The Articles of TECO also establish certain procedures for giving notice of the meeting to shareholders.

     LEI. Special meetings of the shareholders may be called only by the president, a majority of the board of directors requesting such in writing or a majority of the shareholders requesting such in writing. Actions which may be taken at a meeting of shareholders may also be taken by means of consents.

  Required Vote for Authorization of Certain Actions

     TECO. The Articles of TECO were amended to require the vote of the holders of at least 80% of the voting power of the then outstanding shares of stock of all classes and series of the corporation entitled to vote generally in the election of directors for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalization and liquidations, involving TECO or its subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the voting power of the then outstanding shares of capital stock of TECO entitled to vote generally in an election of directors), unless the fair market value and other procedural requirements of the amendment are met.

     LEI. The Articles and Bylaws of LEI do not contain any special provisions relating to required votes for certain actions.

  Amendment of Corporate Charter and Bylaws

     TECO. The alteration, amendment, or repeal of Article VIII (Certain Business Combinations), Article IX (Board of Directors), Article X (Shareholder Action) and Article XI (Amendment of Articles of Incorporation and Bylaws) of the Articles of TECO require the affirmative vote of 80% or more of the voting power of the then outstanding shares of capital stock of TECO entitled to vote generally in an election of directors, voting together as a single class. The Bylaws of TECO may be amended by a majority vote of the TECO Board at any regular or special meeting.

     LEI. The Articles of LEI do not provide how they are to be amended. But the FBCA provides that the Articles may be amended by a majority vote of the shareholders. The Bylaws of LEI may be amended by a majority vote of the shareholders or of the LEI Board.

  State Antitakeover Statute

     TECO. The FBCA contains an antitakeover statute concerning "control-share acquisitions", which limits the voting rights of shares held by persons who have acquired certain ranges of voting power. Under the FBCA "control shares" retain the same voting rights existing before the "control-share acquisition" only to the extent granted by resolution approved by the majority of all votes entitled to be cast by each class or series entitled to vote on the proposal, excluding the control shares. As permitted under the statute, the Bylaws of TECO provide that the Florida control-share acquisitions statute does not apply to TECO common stock.

     LEI. The Articles and Bylaws of LEI contain no provision to "opt out" of the FBCA on control share acquisitions.

                                 LEGAL OPINIONS

     The validity of the TECO Common Stock to be issued in connection with the Merger will be passed upon for TECO by Palmer & Dodge LLP, Boston, Massachusetts, counsel for TECO.

     Macfarlane Ferguson & McMullen is acting as counsel for LEI in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995 included in TECO's Annual Report on Form 10-K for the year ended December 31, 1995, that have been incorporated by reference in this Prospectus/Proxy Statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of LEI as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 included in this Prospectus/Proxy Statement, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               FINANCIAL ADVISORS

     CS First Boston acted as financial advisor to LEI in connection with the Merger. Pursuant to the terms of its engagement, LEI has agreed to pay CS First Boston a transaction fee, upon consummation of the Merger, equal to $3,240,000. In addition, LEI has agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify CS First Boston and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

     Morgan Stanley acted as financial advisor to TECO in connection with the Merger. Pursuant to the terms of its engagement, TECO agreed to pay Morgan Stanley a transaction fee, upon consummation of the Merger, equal to $2,700,000. In addition, TECO has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Morgan Stanley and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement.

                           SOLICITATION COMPENSATION

     LEI will bear the cost of solicitation of consents, including the charges and expenses of brokerage firms and others of forwarding solicitation material to beneficial owners of stock. In addition to the use of mails, consents may be solicited by officers and employees of LEI in person or by telephone.

                             AVAILABLE INFORMATION

     TECO is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. Reports and proxy and information statements filed pursuant to Sections 14(a) and 14(c) of the Exchange Act and other information filed with the Commission as well as copies of the Registration Statement, of which this Prospectus/Proxy Statement is a part, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 or at the Commission's web site (http://www.sec.gov) and may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     TECO has filed with the Commission a Registration Statement with respect to the securities offered hereby. This Prospectus/Proxy Statement also constitutes the prospectus of TECO filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus/Proxy Statement as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, are available for inspection and copying at the Commission's offices as described above. All information included herein with respect to LEI and its shareholders has been furnished by LEI.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by TECO with the Commission (File No. 1-8180) under the Exchange Act are incorporated by reference herein and, as indicated, are attached to this Prospectus/Proxy Statement:

          (1) TECO's annual report on Form 10-K for the year ended December 31, 1995, filed with the Commission on March 28, 1996 (attached as Exhibit E).

          (2) TECO's quarterly reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 filed with the Commission on May 14, 1996, August 13, 1996 and November 13, 1996, respectively (attached as Exhibits F, G and H, respectively).

     All documents filed by TECO pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus/Proxy Statement and prior to the date the requisite consents approving the Merger are received shall be deemed to be incorporated by reference in this Prospectus/Proxy Statement and to be a part hereof from the date of filing such documents.

     Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.

                 INDEX TO LEI CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  FS-2
Consolidated Balance Sheet as of September 30, 1996 and 1995..........................  FS-3
Consolidated Statement of Income for each of the three years in the period ended
  September 30, 1996..................................................................  FS-4
Consolidated Statement of Stockholders' Equity for each of the three years in the period ended September 30, 1996.....................................................  FS-5
Consolidated Statement of Cash Flows for each of the three years in the period ended
  September 30, 1996..................................................................  FS-6
Notes to Consolidated Financial Statements............................................  FS-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Lykes Energy, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Lykes Energy, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Tampa, Florida
October 31, 1996

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                                           SEPTEMBER 30,
                                                                                      -----------------------
                                                                                        1996          1995
                                                                                      ---------     ---------
                                                                                          (IN THOUSANDS)
                                                   ASSETS
Current assets:
  Cash..............................................................................  $   4,817     $   3,544
  Accounts receivable, less allowance for uncollectible accounts of $125,000
    (1995 -- $125,000)..............................................................     19,099        18,025
  Unbilled revenues.................................................................      6,503         5,748
  Inventories.......................................................................      3,534         3,442
  Prepayments and other current assets..............................................      3,619         3,291
                                                                                      ---------     ---------
                                                                                         37,572        34,050
                                                                                      ---------     ---------
  Property, plant and equipment:
    Natural gas plant...............................................................    406,258       384,562
    Other...........................................................................     35,608        33,862
                                                                                      ---------     ---------
                                                                                        441,866       418,424
  Less accumulated depreciation.....................................................   (166,657)     (152,841)
                                                                                      ---------     ---------
                                                                                        275,209       265,583
  Investment in joint ventures......................................................      4,340         4,585
  Other assets......................................................................     10,718         7,954
                                                                                      ---------     ---------
                                                                                      $ 327,839     $ 312,172
                                                                                      =========     =========
                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.................................................  $   3,600     $   1,900
  Current portion of customer deposits..............................................      1,966         1,910
  Accounts payable..................................................................     12,543        11,535
  Income taxes payable..............................................................      1,017           269
  Other taxes payable...............................................................      5,443         5,085
  Overrecovered gas costs...........................................................      3,942         2,428
  Accrued interest payable..........................................................      2,011         2,051
  Other accrued liabilities.........................................................      7,814         6,691
                                                                                      ---------     ---------
                                                                                         38,336        31,869
                                                                                      ---------     ---------
Other liabilities:
  Deferred income taxes.............................................................     31,677        29,312
  Customer deposits, less current portion...........................................     22,108        22,724
  Customer advances for construction................................................      1,330         1,314
  Other.............................................................................      6,554         5,309
                                                                                      ---------     ---------
                                                                                         61,669        58,659
                                                                                      ---------     ---------
Long-term debt, less amount due within one year.....................................    121,200       126,400
                                                                                      ---------     ---------
Commitments and contingencies
Stockholders' equity:
  Common stock (2,200,000 shares authorized, 1,068,668 and 1,068,905 shares issued and outstanding at September 30, 1996 and 1995, respectively, par $.10 per
    share)..........................................................................        107           107
  Class B non-voting common stock (1,000,000 shares authorized, 0 shares issued and outstanding at September 30, 1996 and 1995, par $.10 per share).................
  Additional paid in capital........................................................      2,118         2,136
  Retained earnings.................................................................    104,409        93,001
                                                                                      ---------     ---------
Total stockholders' equity..........................................................    106,634        95,244
                                                                                      ---------     ---------
                                                                                      $ 327,839     $ 312,172
                                                                                      =========     =========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
                                                               (IN THOUSANDS EXCEPT PER SHARE
                                                                           DATA)
Operating revenues.........................................  $299,585     $254,001     $267,071
                                                             --------     --------     --------
Operating costs and expenses:
  Cost of product sold.....................................   148,115      121,452      134,728
  Operating expenses.......................................    69,595       67,835       68,560
  Maintenance expenses.....................................     5,253        5,165        5,549
  Depreciation and amortization............................    18,871       17,847       19,170
  Taxes other than on income...............................    19,157        7,657        7,946
                                                             --------     --------     --------
                                                              260,991      219,956      235,953
                                                             --------     --------     --------
Income from operations.....................................    38,594       34,045       31,118
Other deductions:
  Interest expense.........................................    11,966       12,177       11,576
  Other, net...............................................       743        1,075        1,052
                                                             --------     --------     --------
                                                               12,709       13,252       12,628
                                                             --------     --------     --------
Income before income taxes.................................    25,885       20,793       18,490
Provision for income taxes.................................     9,935        8,039        6,711
                                                             --------     --------     --------
Net income.................................................  $ 15,950     $ 12,754     $ 11,779
                                                             ========     ========     ========
Net income per share.......................................  $  14.92     $  11.93     $  11.02
                                                             ========     ========     ========
Weighted average shares outstanding........................     1,069        1,069        1,069
                                                             ========     ========     ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    COMMON       ADDITIONAL
                                                   STOCK AT       PAID-IN       RETAINED
                                                   PAR VALUE      CAPITAL       EARNINGS      TOTAL
                                                   ---------     ----------     --------     --------
                                                                     (IN THOUSANDS)
September 30, 1993 balance.......................    $ 107         $2,136       $ 76,517     $ 78,760
  Net income.....................................                                 11,779       11,779
  Cash dividend ($3.53 per share)................                                 (3,773)      (3,773)
                                                      ----         ------       --------     --------
September 30, 1994 balance.......................    $ 107         $2,136       $ 84,523     $ 86,766
  Net income.....................................                                 12,754       12,754
  Cash dividend ($4.00 per share)................                                 (4,276)      (4,276)
                                                      ----         ------       --------     --------
September 30, 1995 balance.......................    $ 107         $2,136       $ 93,001     $ 95,244
  Net income.....................................                                 15,950       15,950
  Cash dividend ($4.25 per share)................                                 (4,542)      (4,542)
  Stock repurchase...............................                     (18)                        (18)
                                                      ----         ------       --------     --------
September 30, 1996 balance.......................    $ 107         $2,118       $104,409     $106,634
                                                      ====         ======       ========     ========

          The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              FOR THE YEAR ENDED SEPTEMBER 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net income...............................................  $ 15,950     $ 12,754     $ 11,779
                                                             --------     --------     --------
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation..........................................    18,713       17,690       16,495
     Amortization..........................................       158          157        2,675
     Equity in net loss of joint venture...................       554          866          609
     Deferred income taxes.................................     2,365        2,520        3,081
     Changes in assets and liabilities:
       Accounts receivable.................................    (1,074)         218        2,435
       Unbilled revenues...................................      (755)         196          379
       Inventories.........................................       (92)         608         (177)
       Prepayments and other current assets................      (328)        (186)        (243)
       Overrecovered gas costs.............................     1,514         (735)      (3,300)
       Accounts payable....................................     1,008         (985)        (667)
       Income taxes payable................................       748          363       (2,134)
       Other taxes payable.................................       358          (52)         135
       Accrued interest payable............................       (40)        (168)        (279)
       Customer deposits...................................      (560)         824        1,961
       Customer advances for construction..................        16          179         (138)
       Other, net..........................................      (396)       2,386        2,281
                                                             --------     --------     --------
          Total adjustments................................    22,189       23,881       23,113
                                                             --------     --------     --------
          Net cash provided by operating activities........    38,139       36,635       34,892
                                                             --------     --------     --------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.................                               2,400
  Principal payments on long-term debt, net................    (3,500)      (2,700)      (2,500)
  Repurchase of common stock...............................       (18)
  Dividends paid...........................................    (4,542)      (4,276)      (3,773)
                                                             --------     --------     --------
          Net cash used in financing activities............    (8,060)      (6,976)      (3,873)
                                                             --------     --------     --------
Cash flows from investing activities:
  Capital expenditures.....................................   (28,497)     (29,959)     (30,838)
  Investment in joint ventures.............................      (309)        (204)         (59)
                                                             --------     --------     --------
          Net cash used in investing activities............   (28,806)     (30,163)     (30,897)
                                                             --------     --------     --------
Net increase (decrease) in cash............................     1,273         (504)         122
  Cash at beginning of year................................     3,544        4,048        3,926
                                                             --------     --------     --------
  Cash at end of year......................................  $  4,817     $  3,544     $  4,048
                                                             ========     ========     ========
Supplemental disclosures of cash information:
  Cash paid during the year for:
     Interest..............................................  $  9,406     $ 10,410     $ 11,723
     Income taxes..........................................  $  6,873     $  5,060     $  5,311

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements include the financial results of Lykes Energy, Inc. and subsidiaries (the Company), all of which are wholly owned. The Company's major subsidiaries are Peoples Gas System, Inc., which is engaged in the sale and distribution of natural gas; Peoples Gas Company, which is engaged in the sale of propane gas; and Peoples Sales & Service Company, which is engaged in the sale and servicing of appliances. Other subsidiaries are engaged in gas marketing and development of cogeneration projects. The Company's largest subsidiary, Peoples Gas System, Inc. (PGS), is a public utility which is regulated by the Florida Public Service Commission (PSC).

     The Company has a 50% interest in a joint venture partnership which developed and operates a 109 megawatt gas-fired cogeneration facility in Dade City, Florida. The Company also has interests in other joint venture partnerships relating to gas exploration and marketing. These investments are accounted for under the equity method.

     All significant intercompany accounts and transactions have been eliminated.

     The Company is exempt from regulation under the Public Utility Holding Company Act of 1935 except Section 9(a)(2) thereof relating to acquisitions of securities of other public utility companies.

     Preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

  Property, Plant and Equipment

     Natural gas plant is recorded at original cost when first devoted to public service. Other plant, which consists primarily of propane gas plant, is recorded at cost.

     Additions to and replacement of plant include the cost of materials, labor, and certain overhead expenses. The costs of depreciable assets retired or otherwise disposed of are removed from the related asset accounts; and such costs, plus removal costs, less salvage receipts, are charged to accumulated depreciation. All expenditures for maintenance and repairs are charged to maintenance expenses as incurred.

     Construction Work in Progress for PGS is included in regulatory rate base and, accordingly, interest during construction is not capitalized. Interest during construction of other subsidiaries and affiliates, if applicable, is capitalized.

  Depreciation

     The Company provides for depreciation by the straight-line method at annual rates that amortize the cost (less net salvage) of depreciable property over its estimated service life. During the years ended September 30, 1996, 1995 and 1994, the provision for depreciation approximated a composite rate of 4.3%.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined by an average cost method for materials and supplies, and the first-in, first-out method for propane gas. Appliance inventories are stated at standard cost.

  Customer Deposits

     In accordance with PSC rules and Company policy, customer deposits are refunded to certain customers who have met established criteria. Deposits which are estimated to be refunded within one year are reported as a current liability. All other deposits are reported as other liabilities.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

  Revenues

     PGS recognizes revenue as products and services are provided and, accordingly, includes an accrual for unbilled products and services.

     Revenues include amounts resulting from a PGS purchased gas adjustment clause which is designed to permit full recovery of these costs. Under this clause, costs of purchased gas are billed to customers as the costs are incurred. Any underrecovery of these costs is shown as a current asset, and any overrecovery is shown as a current liability.

     Certain PGS customers purchase gas directly from gas producers. PGS delivers the gas to these customers and bills a transportation charge on these deliveries. The Company's financial statements include revenues of $18,827,000, $22,061,000 and $24,122,000 for fiscal 1996, 1995 and 1994, respectively, for the transportation charges.

  Income Taxes

     The Company adopted the liability method of accounting for deferred income taxes as required by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of October 1, 1993. Under the liability method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effect of regulation on PGS, certain adjustments made to deferred income taxes to reflect the adoption of SFAS 109 are, in turn, debited or credited to regulatory assets or liabilities. The resulting net regulatory liability of $260,000 related to income taxes is reported in other liabilities as of September 30, 1996, 1995 and 1994. Such adjustments had no material impact on the financial position or results of operations of the Company.

  Net Income Per Share

     Net income per share is based on the weighted average number of common shares outstanding. Reacquired common stock is accounted for as if retired.

2. OTHER ASSETS

                                                                          SEPTEMBER 30,
                                                                        ------------------
                                                                         1996        1995
                                                                        -------     ------
                                                                          (IN THOUSANDS)
    Cash surrender value of insurance policies........................  $ 7,215     $5,863
    Debt issue costs..................................................      916      1,008
    Deferred environmental costs......................................    1,767        463
    Other.............................................................      820        620
                                                                        -------     ------
              Total assets............................................  $10,718     $7,954
                                                                        =======     ======

     The Company invests in insurance policies to fund certain supplemental employee retirement benefits. At September 30, 1996 and 1995, the accumulated benefit liability amounted to $5,090,000 and $4,327,000, respectively, which is included in other liabilities. Expenses of $803,000, $1,218,000 and $434,000 for 1996, 1995 and 1994, respectively, are included in operating expenses.

     Included in other assets are costs which are deferred and charged to operations upon receipt of PSC orders permitting such charges. Authorization to commence amortization has not been issued. Debt issue expenses are being amortized over the term of the related debt.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

3. INVENTORIES

                                                                           SEPTEMBER 30,
                                                                         -----------------
                                                                          1996       1995
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Materials and supplies.............................................  $1,567     $1,652
    Merchandise held for resale........................................   1,180      1,251
    Propane gas........................................................     787        539
                                                                         ------     ------
                                                                         $3,534     $3,442
                                                                         ======     ======

4. LONG-TERM DEBT

                                                                         SEPTEMBER 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Senior Notes and other long-term debt:
      10% due 1997 through 1998....................................  $  2,000     $  2,500
      10.55% due 1997 through 2000.................................     2,200        2,600
      10.35% due 1997 through 2007.................................     8,000        8,400
      10.33% due 1997 through 2008.................................     9,400        9,600
      10.30% due 1997 through 2009.................................     9,600        9,800
      9.93% due 1997 through 2010..................................     9,800       10,000
      8% due 1997 through 2012.....................................    35,000       35,000
      Revolving credit agreements and lines of credit..............    48,800       50,400
                                                                     --------     --------
                                                                      124,800      128,300
         Less amount due within one year...........................     3,600        1,900
                                                                     --------     --------
                                                                     $121,200     $126,400
                                                                     ========     ========

     The long-term debt agreements contain various restrictive covenants, the most significant of which include provisions relating to interest coverage, maximum levels of debt to total capitalization, maintenance of working capital, additional debt and limitations on dividends.

     Lines of credit of $15,000,000 are utilized in conjunction with the revolving credit agreements discussed below. To the extent there is outstanding capacity under the revolving credit agreements, these lines of credit borrowings have been classified as long-term debt. Under the terms of the revolving credit agreements with three major commercial banks, commitments totaling $55,000,000 are available to Lykes Energy, Inc., on a revolving basis through May 29, 2001. Each year during the term of the agreements, the commitments may be extended for an additional year with the concurrence of the banks. A commitment fee of 1/4 of 1% per annum is charged on any unused amount of the commitments. The amounts borrowed may be repaid according to various rate options (based on the LIBOR, prime rate, bank certificates of deposit or bank money market rate) to be selected by the Company for varying time periods. The interest rates at September 30, 1996 and 1995 were 6.4% and 7.1%, respectively. Weighted average interest rate on short-term borrowings were approximately 6.2%, 6.5% and 4.5% for fiscal 1996, 1995 and 1994, respectively.

     At September 30, 1996, the estimated fair value of long-term debt is approximately $130,600,000. For the fixed rate long-term debt, an interest rate of 7.75% (105 basis points over the ask/yield price for 10-year government bonds and notes as of September 30, 1996) was used as the discount rate. For that portion of long-term debt that reprices to market rates at intervals of six months or less, the carrying amount has been used as a reasonable estimate of fair value.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Repayment requirements applicable to long-term debt outstanding at September 30, 1996, are as follows (in thousands):

          1997............................................................  $  3,600
          1998............................................................     4,000
          1999............................................................     4,900
          2000............................................................     4,700
          2001............................................................    38,100
          Thereafter......................................................    69,500
                                                                            --------
                                                                            $124,800
                                                                            ========

5. EMPLOYEE BENEFIT PLANS

     PGS maintains a qualified noncontributory defined benefit pension plan (Retirement Plan) which covers substantially all employees with benefits based on the employee's years of service and an average of compensation during specified years of employment. The Retirement Plan is funded annually by the Company within the guidelines set by the Employee Retirement Income Security Act of 1974 (ERISA) for the minimum annual contribution and the maximum allowable as a tax deduction by the Internal Revenue Service (IRS). Plan assets are invested primarily in a collective investment trust consisting of equity securities, fixed income securities and cash equivalents. The total pension plan costs for the years ended September 30, 1996, 1995 and 1994 were approximately $1,720,000, $2,392,000 and $1,789,000, respectively.

     Components of pension plan costs, as determined by actuarial valuations, for the years ended September 30, were:

                                                             1996        1995        1994
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Service cost -- benefits earned during the period.....  $ 1,784     $ 1,703     $ 1,873
    Interest cost on projected benefit obligation.........    2,812       2,579       2,412
    Actual return on plan assets..........................   (4,116)     (5,776)     (1,032)
    Net amortization and deferrals........................    1,240       3,103      (1,464)
    Voluntary employee retirement program.................                  783
                                                            -------     -------     -------
    Net pension plan costs................................  $ 1,720     $ 2,392     $ 1,789
                                                            =======     =======     =======

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Reconciliation of the Plan's funded status to the recorded pension liability at September 30, was:

                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Plan assets at fair value......................................  $ 40,569     $ 36,256
    Projected benefit obligation...................................   (39,249)      35,276
                                                                     --------     --------
    Excess (deficiency) of plan assets over projected benefit
      obligation...................................................     1,320          980
    Unrecognized net loss (gain)*..................................    (4,149)      (3,698)
    Unrecognized prior service cost................................       247          296
    Unrecognized net transition asset (being amortized over 15
      years).......................................................      (896)      (1,075)
                                                                     --------     --------
    Accrued pension cost...........................................  $ (3,478)    $ (3,497)
                                                                     ========     ========
    Actuarial present value of accumulated benefit obligation
      (including vested benefit of: 1996 -- $28,075,000;
      1995 -- $25,428,000).........................................  $ 28,363     $ 25,770
                                                                     ========     ========

---------------
* Being amortized on remaining service period of active employees.

     Actuarial rate assumptions used in determining the above valuations were:
Discount -- 7.75% for 1996, 8.25% for 1995 and 7.75% for 1994; compensation levels -- 6.00% for 1996 and 6.50% for 1995 and 1994; and plan asset growth -- 8% (all years).

     A qualified defined contribution plan (Savings Plan) covering substantially all employees is sponsored by the Company. Employees may contribute a portion of their pretax and/or after tax income in accordance with specified guidelines. The Company matches a percentage of these contributions up to certain limitations. Such costs amounted to $1,150,000, $1,094,000 and $1,068,000 in 1996, 1995 and 1994, respectively.

  Postretirement Benefits Other Than Pensions

     PGS provides health care benefits to some retirees prior to their attaining age 65 and a life insurance benefit to all retirees. In 1994, the Company adopted SFAS 106, which requires accounting of the estimated future cost of such benefits during the service lives of the employees. The implementation of the standard resulted in an accumulated postretirement benefit obligation (transition obligation) related to past employee service of $5,060,751. As permitted, the Company elected to amortize this cost over 20 years instead of expensing the total benefit obligation in 1994. The Company's cost under SFAS 106, including the amortization of the transition obligation, was $477,000 , $732,000 and $962,000 for 1996, 1995 and 1994, respectively. The following tables set forth the status of the plan at September 30, 1996 and 1995:

     Accrued postretirement benefit liability:

                                                                        1996        1995
                                                                       -------     -------
                                                                         (IN THOUSANDS)
    Accumulated postretirement benefit obligations:
      Retirees.......................................................  $ 1,033     $ 1,853
      Fully eligible active plan participants........................      826         950
      Other active participants......................................    1,211       1,540
                                                                       -------     -------
      Total accumulated postretirement benefit obligations...........    3,070       4,343
    Unrecognized gain................................................    2,251       1,259
    Unrecognized net transition obligation...........................   (4,157)     (4,536)
                                                                       -------     -------
    Accrued postretirement benefit liability.........................  $ 1,164     $ 1,066
                                                                       =======     =======

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     Net postretirement benefit cost:

                                                                    1996     1995     1994
                                                                    ----     ----     ----
                                                                        (IN THOUSANDS)
    Service cost -- benefits earned during the period.............  $152     $220     $328
    Interest cost on accumulated postretirement benefit
      obligation..................................................   230      333      381
    Amortization of transition obligation.........................    95      179      253
                                                                    ----     ----     ----
    Net postretirement benefit cost...............................  $477     $732     $962
                                                                    ====     ====     ====

     The discount rates used for 1996, 1995 and 1994 were 7.75%, 8.25% and 8.25%, respectively. Under the indemnity plan, the assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0% for 1996 and 7.5% for 1997, and was assumed to decrease to 5.75% by the year 2008 and remain level thereafter. The POS plan utilized a 6.0% annual increase for both 1996 and 1997, an ultimate trend rate of 5.0% is assumed to be reached in year 2003. The expected health care costs under the HMO plan were assumed to increase 4.0% for all future years. A one percentage point change in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by approximately $162,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $30,000.

6. INCOME TAXES:

     The net deferred income tax liability for the respective years is comprised of the following:

                                                             1996        1995
                                                            -------     -------
                                                              (IN THOUSANDS)
    Property, plant & equipment...........................  $34,039     $31,614
    Investment in joint venture...........................    2,240       2,111
    Other.................................................    1,067         742
                                                            -------     -------
    Gross deferred tax liabilities........................   37,346      34,467
                                                            -------     -------
    Deferred compensation and retirement benefits.........   (2,988)     (2,618)
    Deferred purchase gas costs...........................   (1,521)       (937)
    Advances in aid of construction.......................     (605)       (590)
    Accrued/other.........................................     (555)     (1,010)
                                                            -------     -------
    Gross deferred tax assets.............................   (5,669)     (5,155)
                                                            -------     -------
                                                            $31,677     $29,312
                                                            =======     =======

     The income tax provision for the respective years consisted of the following:

                                                                1996       1995       1994
                                                               ------     ------     ------
                                                                      (IN THOUSANDS)
    Currently payable
      Federal................................................  $6,507     $4,752     $3,586
      State..................................................   1,063        767        582
    Deferred.................................................   2,365      2,520      2,543
                                                               ------     ------     ------
                                                               $9,935     $8,039     $6,711
                                                               ======     ======     ======

     The effective tax rates utilized by the Company approximates the combined Federal and State statutory rates.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

7. RELATED PARTY TRANSACTIONS:

     The Company has business relationships with other entities under direct and indirect control of management, stockholders, and/or directors of the Company. These relationships, which are in the ordinary course of business, include placement and administration of insurance coverage, sale of natural and propane gas and other business-related activities. During the year ended September 30, 1996, 1995 and 1994, the Company paid approximately $2,787,000, $2,677,000 and
$3,022,000, respectively, to related parties and received approximately $1,573,000, $1,571,000 and $1,634,000, respectively, from related parties. In fiscal 1996, 1995 and 1994, the Company recorded approximately $5,532,000, $5,095,000 and $4,905,000, respectively, in revenues for service provided to a related party joint venture. Approximately $424,000 of accounts receivable at September 30, 1996 ($469,000 in 1995) relates to this venture. The Company recorded approximately $22,498,000, $14,403,000 and $16,602,000 in gas costs for purchases from a related party joint venture in fiscal 1996, 1995 and 1994, respectively. Approximately $1,422,000 and $410,000 of accounts payable at September 30, 1996 and 1995, respectively, relates to this venture.

8. COMMITMENTS AND CONTINGENCIES:

     Various legal actions, proceedings, and claims are pending or may be instituted by or against the Company or joint ventures in which it has an interest, including disputes with the Internal Revenue Service and those arising out of alleged violations of environmental laws and regulations. Some of the foregoing involve or may involve compensatory, punitive, or other damages in substantial amounts.

     The Company has received letters from the Internal Revenue Service proposing certain adjustments to the consolidated federal tax returns totaling approximately $10.5 million for the years ended September 30, 1988 through 1994, relating to the treatment of Energy Conservation Program receipts. This dispute relates primarily to the timing of tax assessments and the Company has filed a petition in the Tax Court.

     Litigation is subject to many uncertainties, and it is reasonably possible that some of the legal actions, proceedings, or claims referred to above could be decided unfavorably to the Company or joint venture. Although the amount of liability, if any, at September 30, 1996 with respect to these matters could not be ascertained, the Company believes that any resulting liability or disposition of any claim should not materially affect the Company's financial position.

     PGS has commitments for pipeline capacity with various transporters and with various expiration dates, the latest which expires in the year 2015. These capacity commitments, which are in the normal course of business, contain obligations for the payment of demand charges which are recovered from customers under PGS's purchased gas adjustment clause.

     As of September 30, 1996, PGS has the following gas supply agreement plans:

     Supply portfolio is comprised of 10% spot purchases, 20% swing purchases, and 70% base load purchases. Most purchases are acquired from year to year with one exception. PGS has one long term supply contract that carries out to the year 2002. This long term contract has 10,888,000 MMbtus remaining to purchase with a total cost of $23,953,600 over the remaining years. The purchase price is $2.20 per MMbtu. When utilizing the above described supply portfolio, the annual purchase cost, excluding the long term contract, is approximately $66 million.

     The Company leases certain office facilities and data processing and other equipment for varying periods. Rental expense under these leases was approximately $2,614,000, $2,401,000 and $2,661,000 for fiscal 1996, 1995 and
1994, respectively. Leases on office facilities have escalation clauses which provide for increased rentals based on the Consumer Price Index.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

     The future minimum annual rentals under these operating leases are as follows:

        1997................................................................  $2,668
        1998................................................................   2,491
        1999................................................................   2,114
        2000................................................................     615
        2001................................................................      70
        Thereafter..........................................................      60
                                                                              ------
                                                                              $8,018
                                                                              ======

     The Company has a 50% interest in a joint venture partnership which developed and operates a 109 megawatt gas-fired cogeneration facility in Dade City, Florida. The facility's production (electricity and steam) is sold under 20-year contracts. In October 1996, the Company signed an agreement renegotiating its electricity contract to a term of 15 years. The Company has various commitments and contingent obligations related to the operation of the facility including environmental indemnifications. The Company believes that any liability resulting from the contingent obligations should not materially affect the Company's financial position.

9. REGULATORY MATTERS:

     Effective January 31, 1994, the PSC issued an order which reduced PGS's authorized average rate of return on equity from 12.00% to 11.25% for all regulatory purposes. In addition, the PSC ordered PGS to fully amortize its remaining environmental remediation costs by September 30, 1994. This accelerated amortization resulted in an additional $1,248,000 of amortization expense in fiscal year 1994.

     Pursuant to guidelines issued by the PSC in September 1995, the Company has revised its presentation of taxes other than on income for fiscal 1996. Such taxes for fiscal 1996, aggregating $11,148,000, are reflected in their gross amount in the statement of income line items of revenue and taxes other than on income, where such amount previously was shown as a net amount. Similar presentation of these taxes in 1995 and 1994 would have increased revenues and taxes other than on income by approximately $8,584,000 and $8,959,000, respectively.

                      LYKES ENERGY, INC. AND SUBSIDIARIES

10. SEGMENT INFORMATION (IN THOUSANDS)

                                                        INCOME
                                                         FROM                     IDENTIFIABLE     CAPITAL
                                          REVENUES    OPERATIONS   DEPRECIATION      ASSETS      EXPENDITURES
                                          ---------   ----------   ------------   ------------   ------------
1996
Natural gas services....................  $ 261,729    $  34,778     $ 16,816      $   294,869     $ 26,007
Propane gas services....................     24,086        4,110        1,869           26,002        2,780
Other...................................     14,273         (294)          28            6,968         (290)
Eliminations............................       (503)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 299,585    $  38,594     $ 18,713      $   327,839     $ 28,497
                                           ========      =======      =======         ========      =======
1995
Natural gas services....................  $ 220,398    $  30,672     $ 15,839      $   279,429     $ 27,236
Propane gas services....................     21,386        2,940        1,829           24,651        2,376
Other...................................     13,406          433           22            8,092          347
Eliminations............................     (1,189)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 254,001    $  34,045     $ 17,690      $   312,172     $ 29,959
                                           ========      =======      =======         ========      =======
1994
Natural gas services....................  $ 231,311    $  27,617     $ 14,743      $   267,847     $ 28,386
Propane gas services....................     21,113        3,306        1,731           24,242        2,442
Other...................................     15,067          195           21            8,714           10
Eliminations............................       (420)
                                           --------      -------      -------         --------      -------
Consolidated............................  $ 267,071    $  31,118     $ 16,495      $   300,803     $ 30,838
                                           ========      =======      =======         ========      =======

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     TECO's Bylaws provided that any person who was or is a party to any threatened, pending or completed proceeding, because such person is or was a director or officer of TECO or is or was serving at the request of TECO as a director or officer of another corporation, partnership, joint venture, trust or other enterprise shall be indemnified by TECO to the full extent permitted by law against expenses and liabilities. The indemnification provided for in TECO's bylaws is expressly not exclusive of all other rights to which such director or officer may be entitled as a matter of law.

     Section 607.0850 of the Florida Business Corporation Act grants TECO the power to indemnify each person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of TECO, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in connection with any proceeding brought by or in the right of TECO where the person involved is adjudged to be liable to TECO, except to the extent approved by a court.

     TECO maintains an insurance policy on behalf of itself and its subsidiaries, and on behalf of the Directors and officers thereof, covering certain liabilities which may arise as a result of the actions of the Directors and officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

      2.1    Conformed copy of Agreement and Plan of Merger dated as of November 21, 1996, between TECO and LEI. Filed herewith as Exhibit A to the Prospectus/Proxy
             Statement. Pursuant to Item 601(b)(2) of Regulation S-K, certain exhibits and schedules referred to in the Agreement and Plan of Merger are omitted. The
             Registrant hereby undertakes to furnish supplementarily a copy of any omitted exhibit or schedule to the Commission upon request.
      2.2    Conformed copy of Stock Option Agreement dated November 21, 1996 between LEI and
             TECO -- filed herewith as an exhibit to Exhibit A to the Prospectus/Proxy
             Statement.
     *3.1    Articles of Incorporation, as amended on April 20, 1993 (Exhibit 3, Form 10-Q for the quarter ended March 31, 1993 of TECO Energy, Inc.).
     *3.2    Bylaws of the Company, as amended effective July 18, 1995 (Exhibit 3, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy, Inc.).
     *4.1    Indenture of Mortgage among Tampa Electric Company, State Street Trust Company and First Savings & Trust Company of Tampa, dated as of Aug. 1, 1946 (Exhibit
             7-A to Registration Statement No. 2-6693).
     *4.2    Ninth Supplemental Indenture, dated as of April 1, 1966, to Exhibit 4.1 (Exhibit
             4-k, Registration Statement No. 2-28417).
     *4.3    Thirteenth Supplemental Indenture dated as of Jan. 1, 1974, to Exhibit 4.1
             (Exhibit 2-g-1, Registration Statement No. 2-51204).

     *4.4    Sixteenth Supplemental Indenture, dated as of Oct. 30, 1992, to Exhibit 4.1
             (Exhibit 4.1, Form 10-Q for the quarter ended Sept. 30, 1992 of TECO Energy,
             Inc.).
     *4.5    Eighteenth Supplemental Indenture, dated as of May 1, 1993, to Exhibit 4.1
             (Exhibit 4.1, Form 10-Q for the quarter ended June 30, 1993 of TECO Energy,
             Inc.).
     *4.6    Installment Purchase and Security Contract between the Hillsborough County
             Industrial Development Authority and Tampa Electric Company, dated as of March
             1, 1972 (Exhibit 4.9, Form 10-K for 1986 of TECO Energy, Inc.).
     *4.7    First Supplemental Installment Purchase and Security Contract, dated as of Dec.
             1, 1974 (Exhibit 4.10, Form 10-K for 1986 of TECO Energy, Inc.).
     *4.8    Third Supplemental Installment Purchase Contract, dated as of May 1, 1976
             (Exhibit 4.12, Form 10-K for 1986 of TECO Energy, Inc.).
     *4.9    Installment Purchase Contract between the Hillsborough County Industrial
             Development Authority and Tampa Electric Company, dated as of Aug. 1, 1981
             (Exhibit 4.13, Form 10-K for 1986 of TECO Energy, Inc.).
     *4.10   Amendment to Exhibit A of Installment Purchase Contract, dated April 7, 1983
             (Exhibit 4.14, Form 10-K for 1989 of TECO Energy, Inc.).
     *4.11   Second Supplemental Installment Purchase Contract, dated as of June 1, 1983
             (Exhibit 4.11, Form 10-K for 1994 of TECO Energy, Inc.).
     *4.12   Third Supplemental Installment Purchase Contract, dated as of Aug. 1, 1989
             (Exhibit 4.16, Form 10-K for 1989 of TECO Energy, Inc.).
     *4.13   Installment Purchase Contract between the Hillsborough County Industrial
             Development Authority and Tampa Electric Company, dated as of Jan. 31, 1984
             (Exhibit 4.13, Form 10-K for 1993 of TECO Energy, Inc.).
     *4.14   First Supplemental Installment Purchase Contract, dated as of Aug. 2, 1984
             (Exhibit 4.14, Form 10-K for 1994 of TECO Energy, Inc.).
     *4.15   Second Supplemental Installment Purchase Contract, dated as of July 1, 1993
             (Exhibit 4.3, Form 10-Q for the quarter ended June 30, 1993 of TECO Energy,
             Inc.).
     *4.16   Loan and Trust Agreement among the Hillsborough County Industrial Development
             Authority, Tampa Electric Company and NCNB National Bank of Florida, as trustee, dated as of Sept. 24, 1990 (Exhibit 4.1, Form 10-Q for the quarter ended Sept.
             30, 1990 for TECO Energy, Inc.).
     *4.17   Loan and Trust Agreement, dated as of Oct. 26, 1992 among the Hillsborough
             County Industrial Development Authority, Tampa Electric Company and NationsBank
             of Florida, N.A., as trustee (Exhibit 4.2, Form 10-Q for the quarter ended Sept.
             30, 1992 of TECO Energy, Inc.).
     *4.18   Loan and Trust Agreement, dated as of June 23, 1993, among the Hillsborough
             County Industrial Development Authority, Tampa Electric Company and NationsBank
             of Florida, N.A., as trustee (Exhibit 4.2, Form 10-Q for the quarter ended June
             30, 1993 of TECO Energy, Inc.).
     *4.19   Installment Sales Agreement between the Plaquemines Port, Harbor and Terminal
             District (Louisiana) and Electro-Coal Transfer Corporation, dated as of Sept. 1,
             1985 (Exhibit 4.19, Form 10-K for 1986 of TECO Energy, Inc.).
     *4.20   Reimbursement Agreement between TECO Energy, Inc. and Electro-Coal Transfer
             Corporation, dated as of March 22, 1989 (Exhibit 4.19, Form 10-K for 1988 of
             TECO Energy, Inc.).
     *4.21   Rights Agreement between TECO Energy, Inc. and The First National Bank of
             Boston, as Rights Agent, dated as of April 27, 1989 (Exhibit 4, Form 8-K, dated as of May 2, 1989 of TECO Energy, Inc.).

     *4.22   Amendment No. 1 to Rights Agreement dated as of July 20, 1993 between TECO
             Energy, Inc. and The First National Bank of Boston, as Rights Agent (Exhibit
             1.2, Form 8-A/A, dated as of July 27, 1993 of TECO Energy, Inc.).
      5      Form of opinion of Palmer & Dodge LLP (filed herewith).
      8.1    Form of opinion of Macfarlane Ferguson & McMullen with respect to certain federal income tax matters (filed herewith).
      8.2    Form of opinion of Palmer & Dodge LLP with respect to certain federal income tax matters (filed herewith).
    *10.1    1980 Stock Option and Appreciation Rights Plan, as amended on July 18, 1989
             (Exhibit 28.1, Form 10-Q for quarter ended June 30, 1989 of TECO Energy, Inc.).
    *10.2    Directors' Retirement Plan, as amended effective July 1, 1995 (Exhibit 10.1,
             Form 10-Q for quarter ended June 30, 1995 of TECO Energy, Inc.).
    *10.3    Supplemental Executive Retirement Plan for H. L. Culbreath, as amended on April
             27, 1989 (Exhibit 10.14, Form 10-K for 1989 of TECO Energy, Inc.).
    *10.4    Supplemental Executive Retirement Plan for T. L. Guzzle, as amended on July 20,
             1993 (Exhibit 10.1, Form 10-Q for the quarter ended Sept.30, 1993 of TECO
             Energy, Inc.), as further amended by the First Amendment to TECO Energy Group
             Supplemental Executive Retirement Plan for T.L. Guzzle, effective as of Oct. 1,
             1994 (Exhibit 10.4, Form 10-K for 1994 of TECO Energy, Inc.).
    *10.5    Supplemental Executive Retirement Plan for R. H. Kessel, dated as of Dec. 4,
             1989 (Exhibit 10.16, Form 10-K for 1989 of TECO Energy, Inc.), as amended by the
             First Amendment to TECO Energy Group Supplemental Executive Retirement Plan for
             R.H. Kessel, effective as of Oct. 1, 1994 (Exhibit 10.5, Form 10-K for 1994 of
             TECO Energy, Inc.).
    *10.6    TECO Energy Group Supplemental Executive Retirement Plan, as amended on July 18,
             1989 (Exhibit 10.17, Form 10-K for 1989 of TECO Energy, Inc.), as further amended by the First Amendment to TECO Energy Group Supplemental Executive
             Retirement Plan, effective as of Oct. 1, 1994 (Exhibit 10.6, Form 10-K for 1994
             of TECO Energy, Inc.).
    *10.7    TECO Energy, Inc. Group Supplemental Retirement Benefits Trust Agreement
             Amendment and Restatement, effective July 17, 1995, Exhibit 10.2, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy, Inc.).
    *10.8    Terms of R H. Kessel's Employment, dated as of Dec. 1, 1989 (Exhibit 10.20, Form
             10-K for 1989 of TECO Energy, Inc.).
    *10.9    Annual Incentive Compensation Plan for TECO Energy and subsidiaries, as revised
             January 1993 (Exhibit 10.2, Form 10-Q for quarter ended March 31, 1994 of TECO
             Energy, Inc.).
    *10.10   TECO Energy, Inc. Group Supplemental Disability Income Plan, dated as of March
             20, 1989 (Exhibit 10.22, Form 10-K for 1988 of TECO Energy, Inc.).
    *10.11   Forms of Severance Agreement between TECO Energy, Inc. and certain senior executives, as amended and restated as of March 20, 1996. (Exhibit 10.11, Form
             10-K for 1995 of TECO Energy, Inc.).
    *10.12   Severance Agreement between TECO Energy, Inc. and H.L. Culbreath, dated as of
             April 28, 1989 (Exhibit 10.24, Form 10-K for 1989 of TECO Energy, Inc.).
    *10.13   Loan and Stock Purchase Agreement between TECO Energy Inc. and Barnett Banks
             Trust Company, N.A., as trustee of the TECO Energy Group Savings Plan Trust
             Agreement (Exhibit 10.3, Form 10-Q for the quarter ended March 31, 1990 for TECO
             Energy, Inc.).
    *10.14   TECO Energy, Inc. 1990 Equity Incentive Plan (Exhibit 10.1, Form 10-Q for the
             quarter ended March 31, 1990 of TECO Energy, Inc.).
    *10.15   TECO Energy, Inc. 1991 Director Stock Option Plan as amended on Jan. 21, 1992
             (Exhibit 10.26, Form 10-K for 1991 of TECO Energy, Inc.).

    *10.16   Supplemental Executive Retirement Plan for A.D. Oak, as amended on July 20, 1993
             (Exhibit 10.2, Form 10-Q for the quarter ended Sept. 30, 1993 of TECO Energy,
             Inc.), as further amended by the First Amendment to TECO Energy Group
             Supplemental Executive Retirement Plan for A.D. Oak, effective as of Oct. 1,
             1994 (Exhibit 10.16, Form 10-K for 1994 of TECO Energy, Inc.).
    *10.17   Supplemental Executive Retirement Plan for K.S. Surgenor, as amended on July 20,
             1993 (Exhibit 10.3, Form 10-Q for the quarter ended Sept. 30, 1993 of TECO
             Energy, Inc.), as further amended by the First Amendment to TECO Energy Group
             Supplemental Executive Retirement Plan for K.S. Surgenor, effective as of Oct.
             1, 1994 (Exhibit 10.17, Form 10-K for 1994 of TECO Energy, Inc.).
    *10.18   Terms of T.L. Guzzle's employment, dated as of July 20, 1993 (Exhibit 10, Form
             10-Q for the quarter ended June 30, 1993 of TECO Energy, Inc.).
    *10.19   Supplemental Executive Retirement Plan for G.F. Anderson (Exhibit 10.4, Form
             10-Q for the quarter ended Sept. 30, 1993 of TECO Energy, Inc.), as amended by the First Amendment to TECO Energy Group Supplemental Executive Retirement Plan
             for G.F. Anderson, effective as of Oct. 1, 1994 (Exhibit 10.19, Form 10-K for
             1994 of TECO Energy, Inc.).
    *10.20   TECO Energy Directors' Deferred Compensation Plan, as amended and restated
             effective April 1, 1994 (Exhibit 10.1, Form 10-Q for the quarter ended March 31,
             1994 of TECO Energy, Inc.).
    *10.21   TECO Energy Group Retirement Savings Excess Benefit Plan, as amended and restated effective Aug. 1, 1994 (Exhibit 10.21, Form 10-K for 1994 of TECO
             Energy, Inc.).
    *10.22   Supplemental Executive Retirement Plan for R.A. Dunn, dated as of July 17, 1995
             (Exhibit 10.3, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy,
             Inc.).
    *21      Subsidiaries of the Registrant (Exhibit 21, Form 10-K for 1995 of TECO Energy,
             Inc.).
     23.1    Consent of Coopers & Lybrand L.L.P., independent accountants to TECO Energy,
             Inc. (filed herewith.)
     23.2    Consent of Price Waterhouse LLP, independent accountants to Lykes Energy, Inc.
             (filed herewith.)
     23.3    Consents of Palmer & Dodge LLP (contained in Exhibits 5 and 8).
     24      Power of Attorney (included in the signature page hereto).

---------------
* Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Exhibits filed with periodic reports of TECO Energy, Inc. were filed under Commission File No. 1-8180.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

     Exhibits 10.1 through 10.12 and 10.14 through 10.22 above are management contracts or compensatory plans or arrangements in which executive officers or directors of TECO Energy, Inc. participate.

     Certain instruments defining the rights of holders of long-term debt of TECO Energy, Inc. and its consolidated subsidiaries authorizing in each case a total amount of securities not exceeding 10 percent of total assets on a consolidated basis are not filed herewith. TECO Energy, Inc. will furnish copies of such instruments to the Securities and Exchange Commission upon request.

     (b) Financial Statement Schedules:

     All schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements or notes thereto or the schedule is not required or inapplicable under the related instructions.

ITEM 22.  UNDERTAKINGS

     (a)(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporation documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Tampa, state of Florida, on November 21, 1996.

                                          TECO ENERGY, INC.

                                          By:         /s/ T.L. GUZZLE
                                          --------------------------------------
                                            T.L. Guzzle, Chairman of the Board
                                               and Chief Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned officers and directors of TECO Energy, Inc., hereby severally constitute and appoint Roger Kessel and David Pokross, and each of them singly, our true and lawful attorneys, with full power to them in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including Pre- and Post-Effective Amendments), and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registrant Statement has been signed by the following persons in the capacities indicated and on November 21, 1996.

                SIGNATURE                               TITLE
------------------------------------------  ------------------------------
             /s/ T.L. GUZZLE                Chairman of the Board,
------------------------------------------  Director and Chief Executive
               T.L. Guzzle                  Officer (Principal Executive
                                            Officer)

               /s/ A.D. OAK                 Senior Vice President-Finance
------------------------------------------  and Chief Financial Officer
                 A.D. Oak                   (Principal Financial and
                                            Accounting Officer)

            /s/ G.F. ANDERSON               President, Director and Chief
------------------------------------------  Operating Officer
              G.F. Anderson

             /s/ C.D. AUSLEY                Director
------------------------------------------
               C.D. Ausley

             /s/ S.L. BALDWIN               Director
------------------------------------------
               S.L. Baldwin

            /s/ H.L. CULBREATH              Director
------------------------------------------
              H.L. Culbreath

                SIGNATURE                               TITLE
------------------------------------------  ------------------------------
           /s/ J.L. FERMAN, JR.             Director
------------------------------------------
             J.L. Ferman, Jr.

              /s/ E.L. FLOM                 Director
------------------------------------------
                E.L. Flom

           /s/ H.R. GUILD, JR.              Director
------------------------------------------
             H.R. Guild, Jr.

             /s/ D.R. HENDRIX               Director
------------------------------------------
               D.R. Hendrix

              /s/ R.L. RYAN                 Director
------------------------------------------
                R.L. Ryan

              /s/ W.P. SOVEY                Director
------------------------------------------
                W.P. Sovey

            /s/ J.T. TOUCHTON               Director
------------------------------------------
              J.T. Touchton

            /s/ J.A. URQUAHART              Director
------------------------------------------
              J.A. Urquhart

           /s/ J.O. WELCH, JR.              Director
------------------------------------------
             J.O. Welch, Jr.

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
       2.1    Conformed copy of Agreement and Plan of Merger dated as of November
              21, 1996, between TECO and LEI. Filed as Exhibit A to the
              Prospectus/Proxy Statement.
       2.2    Conformed copy of Stock Option Agreement dated November 21, 1996 between LEI and TECO -- filed herewith as an exhibit to Exhibit A to the Prospectus/Proxy Statement.
      *3.1    Articles of Incorporation, as amended on April 20, 1993.
      *3.2    Bylaws, as amended effective July 18, 1995.
      *4.1    Indenture of Mortgage among Tampa Electric Company, State Street
              Trust Company and First Savings & Trust Company of Tampa, dated as of
              Aug. 1, 1946.
      *4.2    Ninth Supplemental Indenture, dated as of April 1, 1966, to Exhibit
              4.1.
      *4.3    Thirteenth Supplemental Indenture dated as of Jan. 1, 1974, to
              Exhibit 4.1.
      *4.4    Sixteenth Supplemental Indenture, dated as of Oct. 30, 1992, to
              Exhibit 4.1.
      *4.5    Eighteenth Supplemental Indenture, dated as of May 1, 1993, to
              Exhibit 4.1.
      *4.6    Installment Purchase and Security Contract between the Hillsborough
              County Industrial Development Authority and Tampa Electric Company,
              dated as of March 1, 1972.
      *4.7    First Supplemental Installment Purchase and Security Contract, dated as of Dec. 1, 1974.
      *4.8    Third Supplemental Installment Purchase Contract, dated as of May 1,
              1976.
      *4.9    Installment Purchase Contract between the Hillsborough County
              Industrial Development Authority and Tampa Electric Company, dated as of Aug. 1, 1981.
      *4.10   Amendment to Exhibit A of Installment Purchase Contract, dated April
              7, 1983.
      *4.11   Second Supplemental Installment Purchase Contract, dated as of June
              1, 1983.
      *4.12   Third Supplemental Installment Purchase Contract, dated as of Aug. 1,
              1989.
      *4.13   Installment Purchase Contract between the Hillsborough County
              Industrial Development Authority and Tampa Electric Company, dated as of Jan. 31, 1984.
      *4.14   First Supplemental Installment Purchase Contract, dated as of Aug. 2,
              1984.
      *4.15   Second Supplemental Installment Purchase Contract, dated as of July
              1, 1993.
      *4.16   Loan and Trust Agreement among the Hillsborough County Industrial
              Development Authority, Tampa Electric Company and NCNB National Bank
              of Florida, as trustee, dated as of Sept. 24, 1990.
      *4.17   Loan and Trust Agreement, dated as of Oct. 26, 1992 among the
              Hillsborough County Industrial Development Authority, Tampa Electric
              Company and NationsBank of Florida, N.A., as trustee.
      *4.18   Loan and Trust Agreement, dated as of June 23, 1993, among the
              Hillsborough County Industrial Development Authority, Tampa Electric
              Company and NationsBank of Florida, N.A., as trustee.
      *4.19   Installment Sales Agreement between the Plaquemines Port, Harbor and
              Terminal District (Louisiana) and Electro-Coal Transfer Corporation,
              dated as of Sept. 1, 1985.
      *4.20   Reimbursement Agreement between TECO Energy, Inc. and Electro-Coal
              Transfer Corporation, dated as of March 22, 1989.

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
      *4.21   Rights Agreement between TECO Energy, Inc. and The First National
              Bank of Boston, as Rights Agent, dated as of April 27, 1989.
      *4.22   Amendment No. 1 to Rights Agreement dated as of July 20, 1993 between
              TECO Energy, Inc. and The First National Bank of Boston, as Rights
              Agent.
       5      Form of opinion of Palmer & Dodge LLP.
       8.1    Form of opinion of Macfarlane Ferguson & McMullen with respect to certain federal income tax matters.
       8.2    Form of opinion of Palmer & Dodge LLP with respect to certain federal income tax matters.
     *10.1    1980 Stock Option and Appreciation Rights Plan, as amended on July
              18, 1989.
     *10.2    Directors' Retirement Plan, as amended effective July 1, 1995.
     *10.3    Supplemental Executive Retirement Plan for H. L. Culbreath, as
              amended on April 27, 1989.
     *10.4    Supplemental Executive Retirement Plan for T. L. Guzzle, as amended on July 20, 1993, as further amended by the First Amendment to TECO
              Energy Group Supplemental Executive Retirement Plan for T.L. Guzzle,
              effective as of Oct. 1, 1994.
     *10.5    Supplemental Executive Retirement Plan for R. H. Kessel, dated as of
              Dec. 4, 1989, as amended by the First Amendment to TECO Energy Group
              Supplemental Executive Retirement Plan for R.H. Kessel, effective as of Oct. 1, 1994.
     *10.6    TECO Energy Group Supplemental Executive Retirement Plan, as amended on July 18, 1989, as further amended by the First Amendment to TECO
              Energy Group Supplemental Executive Retirement Plan, effective as of
              Oct. 1, 1994.
     *10.7    TECO Energy, Inc. Group Supplemental Retirement Benefits Trust
              Agreement Amendment and Restatement, effective July 17, 1995.
     *10.8    Terms of R H. Kessel's Employment, dated as of Dec. 1, 1989.
     *10.9    Annual Incentive Compensation Plan for TECO Energy and subsidiaries, as revised January 1993.
     *10.10   TECO Energy, Inc. Group Supplemental Disability Income Plan, dated as of March 20, 1989.
     *10.11   Forms of Severance Agreement between TECO Energy, Inc. and certain senior executives, as amended and restated as of March 20, 1996.
     *10.12   Severance Agreement between TECO Energy, Inc. and H.L. Culbreath, dated as of April 28, 1989.
     *10.13   Loan and Stock Purchase Agreement between TECO Energy Inc. and
              Barnett Banks Trust Company, N.A., as trustee of the TECO Energy
              Group Savings Plan Trust Agreement.
     *10.14   TECO Energy, Inc. 1990 Equity Incentive Plan.
     *10.15   TECO Energy, Inc. 1991 Director Stock Option Plan as amended on Jan.
              21, 1992.
     *10.16   Supplemental Executive Retirement Plan for A.D. Oak, as amended on
              July 20, 1993, as further amended by the First Amendment to TECO
              Energy Group Supplemental Executive Retirement Plan for A.D. Oak,
              effective as of Oct. 1, 1994.

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    -------   ---------------------------------------------------------------------  ------------
     *10.17   Supplemental Executive Retirement Plan for K.S. Surgenor, as amended on July 20, 1993, as further amended by the First Amendment to TECO
              Energy Group Supplemental Executive Retirement Plan for K.S.
              Surgenor, effective as of Oct. 1, 1994.
     *10.18   Terms of T.L. Guzzle's employment, dated as of July 20, 1993.
     *10.19   Supplemental Executive Retirement Plan for G.F. Anderson, as amended by the First Amendment to TECO Energy Group Supplemental Executive
              Retirement Plan for G.F. Anderson, effective as of Oct. 1, 1994.
     *10.20   TECO Energy Directors' Deferred Compensation Plan, as amended and restated effective April 1, 1994.
     *10.21   TECO Energy Group Retirement Savings Excess Benefit Plan, as amended and restated effective Aug. 1, 1994.
     *10.22   Supplemental Executive Retirement Plan for R.A. Dunn, dated as of
              July 17, 1995.
     *21.     Subsidiaries of the Registrant.
      23.1    Consent of Coopers & Lybrand L.L.P., independent accountants to TECO
              Energy, Inc.
      23.2    Consent of Price Waterhouse LLP, independent accountants to Lykes
              Energy, Inc.
      23.3    Consents of Palmer & Dodge LLP.
      24      Power of Attorney (included in the signature page hereto).

---------------
 * Indicates exhibit previously filed with the Securities and Exchange
   Commission.

                                                                       EXHIBIT A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                               TECO ENERGY, INC.

                                      AND

                               LYKES ENERGY, INC.

                 ----------------------------------------------

                         DATED AS OF NOVEMBER 21, 1996
                 ----------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----
SECTION 1 -- THE MERGER................................................................
   1.1   The Merger....................................................................
   1.2   Effective Time................................................................
   1.3   Effects of the Merger.........................................................
   1.4   Articles of Incorporation and Bylaws..........................................
   1.5   Directors and Officers........................................................
   1.6   Conversion of Stock...........................................................
   1.7   Closing of Seller Transfer Books..............................................
   1.8   Dissenting Shares.............................................................
   1.9   Exchange of Certificates......................................................
   1.10  No Fractional Shares..........................................................
   1.11  Escrow of Shares..............................................................
   1.12  Utility Merger................................................................
   1.13  Alternative Structure.........................................................
SECTION 2 -- REPRESENTATIONS AND WARRANTIES OF SELLER..................................
   2.1   Organization and Qualification................................................
   2.2   Authority to Execute and Perform Agreements...................................
   2.3   Capitalization and Title to Shares............................................
   2.4   Subsidiaries and Other Affiliates.............................................
   2.5   Financial Statements..........................................................
   2.6   Absence of Undisclosed Liabilities............................................
   2.7   No Material Adverse Change....................................................
   2.8   Tax Matters...................................................................
   2.9   Compliance with Laws..........................................................
   2.10  No Breach.....................................................................
   2.11  Actions and Proceedings.......................................................
   2.12  Regulatory Proceedings........................................................
   2.13  Regulation as a Utility.......................................................
   2.14  Contracts.....................................................................
   2.15  Properties....................................................................
   2.16  Intellectual Property.........................................................
   2.17  Employee Benefit Plans........................................................
   2.18  Employee Relations............................................................
   2.19  Transactions with Management..................................................
   2.20  Brokerage.....................................................................
   2.21  Environmental Matters.........................................................
   2.22  Insurance.....................................................................
   2.23  Registration Statement........................................................
   2.24  Takeover Laws.................................................................
   2.25  Fairness Opinion..............................................................
   2.26  Disclosure....................................................................
SECTION 3 -- REPRESENTATIONS AND WARRANTIES OF BUYER...................................
   3.1   Organization..................................................................
   3.2   Authority to Execute and Perform Agreement....................................
   3.3   Capitalization................................................................

                                       (i)

                                                                                         PAGE
                                                                                         ----
   3.4   SEC Reports...................................................................   17
   3.5   Financial Statements..........................................................
   3.6   No Material Adverse Change....................................................
   3.7   Actions and Proceedings.......................................................
   3.8   No Breach.....................................................................
   3.9   Registration Statement........................................................
   3.10  Absence of Undisclosed Liabilities............................................
   3.11  Compliance with Laws..........................................................
   3.12  Disclosure....................................................................
SECTION 4 -- COVENANTS AND AGREEMENTS..................................................
   4.1   Conduct of Business...........................................................
   4.2   Corporate Examinations and Investigations.....................................
   4.3   Expenses......................................................................
   4.4   Authorization from Others.....................................................
   4.5   Consummation of Agreement.....................................................
   4.6   Further Assurances............................................................
   4.7   Securities Law Matters........................................................
   4.8   Shareholder Action............................................................
   4.9   Public Announcements and Confidentiality......................................
   4.10  Affiliate Letters.............................................................
   4.11  No Solicitation...............................................................
   4.12  Filings Under HSR Act.........................................................
   4.13  Buyer SEC Filings.............................................................
   4.14  Disclosure Statements.........................................................
   4.15  Indemnification...............................................................
   4.16  Employee Benefits Matters.....................................................
   4.17  Disposition of Project........................................................
SECTION 5 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS
    OF EACH PARTY TO CONSUMMATE THE MERGER.............................................
   5.1   Approvals.....................................................................
   5.2   Securities Law Matters........................................................
   5.3   HSR Act.......................................................................
   5.4   Absence of Order..............................................................
   5.5   NYSE Listing..................................................................
   5.6   Disposition of Project........................................................
SECTION 6 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
    BUYER TO CONSUMMATE THE MERGER.....................................................
   6.1   Representations, Warranties and Covenants.....................................
   6.2   Affiliate Letters.............................................................
   6.3   Opinion of Counsel to Seller..................................................
   6.4   Merger Documents..............................................................
   6.5   Pooling of Interests..........................................................
   6.6   Accountant's Letter...........................................................
   6.7   Tax Opinion...................................................................
   6.8   Escrow Agreement..............................................................
   6.9   Certificates..................................................................

                                      (ii)

                                                                                         PAGE
                                                                                         ----
   6.10  Resolution of Project Disputes................................................
SECTION 7 -- CONDITIONS PRECEDENT TO THE OBLIGATION OF
    THE SELLER TO CONSUMMATE THE MERGER................................................
   7.1   Representations, Warranties and Covenants.....................................
   7.2   Opinion of Counsel to Buyer...................................................
   7.3   Tax Opinion...................................................................
   7.4   Certificates..................................................................
SECTION 8 -- TERMINATION, AMENDMENT AND WAIVER.........................................
   8.1   Termination...................................................................
   8.2   Effect of Termination.........................................................
   8.3   Termination Fee...............................................................
   8.4   Amendment.....................................................................
   8.5   Waiver........................................................................
SECTION 9 -- INDEMNIFICATION...........................................................
   9.1   Survival......................................................................
   9.2   Obligation of Seller to Indemnify.............................................
   9.3   Obligation of the Buyer to Indemnify..........................................
   9.4   Limitations on Indemnification................................................
   9.5   Notice and Defense of Claims..................................................
SECTION 10 -- MISCELLANEOUS............................................................
  10.1   Notices.......................................................................
  10.2   Entire Agreement..............................................................
  10.3   Governing Law.................................................................
  10.4   Binding Effect; No Assignment.................................................
  10.5   Section Headings..............................................................
  10.6   Counterparts..................................................................
  10.7   Disclosure Schedules..........................................................

EXHIBITS

A     --  Stock Option Agreement
B     --  Form of Escrow Agreement
C     --  Form of Affiliate Letter
D     --  Form of Opinion of Seller's Counsel
E     --  Form of Opinion of Buyer's Counsel

                                      (iii)

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER dated as of November 21, 1996 is between TECO Energy, Inc. (the "Buyer"), a Florida corporation, and Lykes Energy, Inc. (the "Seller"), a Florida corporation. The parties desire to effect the acquisition of the Seller by the Buyer through a merger of the Seller into the Buyer on the terms and conditions hereof. As a condition to, and concurrently with the execution of, this Agreement, the Buyer and the Seller are entering into the Stock Option Agreement (the "Seller Option") attached hereto as Exhibit A granting to the Buyer an option to purchase 212,664 shares of the Common Stock of the Seller at a price of $280.72 per share, subject to the terms and conditions thereof. This Agreement is intended to be a "plan of reorganization" within the meaning of sec.368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     Accordingly, in consideration of the mutual representations, warranties and covenants contained herein, the parties hereto agree as follows:

                            SECTION 1 -- THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Florida Business Corporation Act, as amended (the "FBCA"), the Seller shall be merged with and into the Buyer (the "Merger"). The Merger shall occur at the Effective Time (as defined herein). Following the Merger, the Buyer shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of the Seller shall cease.

     1.2 Effective Time. As soon as practicable after satisfaction or waiver of all conditions to the Merger, the parties shall cause articles of merger (the "Articles of Merger") to be filed in accordance with Section 607.1105 of the FBCA and shall take all such further actions as may be required by law to make the Merger effective. The Merger shall be effective at such time as the Articles of Merger are filed with the Florida Department of State in accordance with the FBCA or at such later time as is specified by mutual agreement in the Articles of Merger (the "Effective Time"). Immediately prior to the filing of the Articles of Merger, a closing (the "Closing") will be held at the offices of the Buyer, 702 North Franklin Street, Tampa, Florida (or such other place as the parties may agree) for the purpose of confirming satisfaction or waiver of all conditions to the Merger. The Closing shall take place within three business days after the last to occur of:

          (a) the later of (i) the day the Merger is approved by the shareholders of the Seller pursuant to Section 4.8 and (ii) the earlier of
     (A) the day the shareholders of Seller approve all payments to employees of the Seller and its Subsidiaries so that no portion of such payments is not deductible in whole or in part under Section 280(G) of the Code and (B) thirty days after the Registration Statement referred to in Section 4.7 has been declared effective by the SEC.

          (b) the date of expiration or termination of any waiting period or extension thereof applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act");

          (c) the date all other conditions to the Merger (other than those than can be satisfied by deliveries at the Closing) have been satisfied or waived;

or on such other date as the parties may agree. The date on which the Closing occurs is referred to herein as the "Closing Date."

     1.3 Effects of the Merger.  The Merger shall have the effects set forth in
Section 607.1106 of the FBCA.

     1.4 Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of the Buyer, in each case as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws of the Surviving Corporation immediately after the Effective Time.

     1.5 Directors and Officers. The directors and officers of the Buyer immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

     1.6 Conversion of Stock.

     (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer or the Seller:

          (i) All shares of Common Stock, $.10 par value (the "Common Stock"), and all shares, if any, of Class A Common Stock, $.10 par value (the "Class A Common Stock") of the Seller (the Common Stock and the Class A Common Stock being referred to hereafter collectively as "Seller Stock") outstanding immediately prior to the Effective Time, other than (A) shares held by the Seller as treasury stock or shares held by any subsidiary of the Seller and (B) Dissenting Shares (as defined in Section 1.8), shall be converted into and become the right to receive, in the aggregate, that number of shares (rounded down to the nearest whole share and subject to the payment of cash for fractional shares as provided in Section 1.10) of Common Stock, $1.00 par value, of the Buyer ("Buyer Common Stock") determined by dividing $300,000,000 by the Market Value (as defined below) of Buyer Common Stock (such shares of Buyer Common Stock are referred to hereafter as the "Merger Consideration"). The Merger Consideration shall be reduced by the consideration that would otherwise be allocable pursuant to
     Section 1.6(c) to all Dissenting Shares if the holders thereof had not properly exercised rights under Section 607.1320 of the FBCA.

          (ii) All shares of Seller Stock held at the Effective Time by the Seller as treasury stock or by a subsidiary of the Seller shall be canceled and no payment shall be made with respect thereto.

          (iii) All Dissenting Shares shall be handled in accordance with
     Section 1.8.

     (b) For the purpose of this Agreement, "Market Value" of Buyer Common Stock means the average of the closing prices of Buyer Common Stock as reported on the New York Stock Exchange (the "NYSE") for the 20 trading days ending on the third trading day prior to the Closing Date. Notwithstanding the foregoing, (i) if the Market Value of Buyer Common Stock computed in accordance with the previous sentence is less than $22 1/4 per share, Market Value for purposes of Section 1.6(a)(i) shall mean $22 1/4 and (ii) if the Market Value of the Buyer Common Stock computed in accordance with the previous sentence is greater than $27 1/4 per share, Market Value for purposes of Section 1.6(a)(i) shall mean $27 1/4. The number of shares of Buyer Common Stock to be issued as the Merger Consideration pursuant to clauses (i) and (ii) of the preceding sentence are hereinafter called the "Maximum Merger Shares" and the "Minimum Merger Shares," respectively. Notwithstanding the foregoing, if within the period beginning 23 trading days prior to the Closing Date and ending on the Closing Date, there is a change in the number of issued and outstanding shares of Buyer Common Stock as the result of a reclassification, subdivision, recapitalization, combination, exchange, stock split (including reverse stock split), stock dividend or distribution or other similar transaction (other than the Merger), the number of shares of Buyer Common Stock issued in the Merger shall be equitably adjusted to eliminate the effects of such event.

     (c) The Merger Consideration shall be allocated among the holders of shares of Seller Stock outstanding immediately prior to the Effective Time by allocating among such holders that number of shares of Buyer Common Stock determined by multiplying the number of shares of Seller Stock held by each such holder by the Conversion Ratio. "Conversion Ratio" means the quotient obtained by dividing the aggregate number of shares of Buyer Common Stock delivered as the Merger Consideration (without deduction for Dissenting Shares) by the number of shares of Seller Stock outstanding immediately prior to the Effective Time.

     1.7 Closing of Seller Transfer Books. At the Effective Time, the stock transfer books of the Seller shall be closed and no transfer of Seller Stock shall thereafter be made. If, after the Effective Time, certificates representing shares of Seller Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing Buyer Common Stock.

     1.8 Dissenting Shares.

     (a) Shares of capital stock of the Seller held by a shareholder who has properly exercised dissenter's rights with respect thereto in accordance with
Section 607.1320 of the FBCA (collectively, the "Dissenting Shares") shall not be converted into Merger Consideration. From and after the Effective Time, a shareholder who has properly exercised such dissenter's rights shall no longer retain any rights of a shareholder of the Seller or the Surviving Corporation, except those provided under the FBCA.

     (b) The Seller shall give the Buyer (i) prompt notice of any written notices and demands under Section 607.1320 of the FBCA with respect to any shares of capital stock of the Seller, any withdrawal of any such demands and any other instruments served pursuant to the FBCA and received by the Seller and
(ii) the right to participate in all negotiations and proceedings with respect to any demands under Section 607.1320 with respect to any shares of capital stock of the Seller. The Seller shall cooperate with the Buyer concerning, and shall not, except with the prior written consent of the Buyer, voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

     1.9 Exchange of Certificates. The Buyer shall authorize one or more persons to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, the Buyer shall cause the Exchange Agent to mail (i) to all former holders of record of Seller Stock instructions for surrendering their certificates representing Seller Stock in exchange for a certificate or certificates representing shares of Buyer Common Stock. Upon surrender of a Seller Stock certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by the Buyer, the holder of such certificate shall be entitled to receive in exchange therefor (subject to the escrow deposit required by Section 1.11) a certificate representing that number of whole shares of Buyer Common Stock into which the shares of Seller Stock theretofore represented by such certificate so surrendered shall have been converted pursuant to the provisions of this Agreement, and the certificate so surrendered shall forthwith be canceled. Until surrendered in accordance with the provisions of this Section, each Seller Stock certificate (other than for shares to be canceled in accordance with Section 1.6(a)(ii) and Dissenting Shares, if any) shall represent for all purposes the right to receive shares of Buyer Common Stock. Buyer Common Stock into which Seller Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Time for all purposes, including the right to receive dividends and other distributions payable to holders of record of Buyer Common Stock after the Effective Time, provided that no such dividend or other distribution shall be paid to the holder of any unsurrendered certificate until the holder thereof surrenders such certificate in accordance with this Section 1.9, whereupon the record holder of such certificate shall be entitled to receive any such dividends or distributions, without interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such certificate. If any Buyer Common Stock certificates are to be issued in a name other than that in which the Seller Stock certificate surrendered is registered, it shall be a condition of such exchange that the person requesting such exchange shall deliver to the Exchange Agent all documents necessary to evidence and effect such transfer and shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Buyer Common Stock in a name other than that of the registered holder of the certificate surrendered or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     1.10 No Fractional Shares. No certificates representing fractional shares of Buyer Common Stock shall be issued upon the surrender for exchange of Seller Stock certificates. No fractional interest shall entitle the owner to vote or to any rights of a security holder. In lieu of fractional shares, each holder of shares of Seller Stock who would otherwise have been entitled to a fractional share of Buyer Common Stock, will receive upon surrender of a Seller Stock certificate or certificates, as the case may be, an amount in cash (without interest) determined by multiplying such fraction by the Market Value of one share of Buyer Common Stock (determined in accordance with Section 1.6(b)). The Buyer shall not be liable to any holder of shares of Seller Stock for any cash in lieu of fractional interests delivered to a public official pursuant to applicable escheat or abandoned property laws.

     1.11 Escrow of Shares. At the Effective Time, the Buyer shall deposit 5% of the total number of shares comprising the Merger Consideration with an escrow agent reasonably satisfactory to the Seller to be held and disbursed by such agent in accordance with the form of escrow agreement (the "Escrow Agreement") attached hereto as Exhibit B. Such shares shall be deducted pro rata from the shares allocable to each former holder of Seller Stock.

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

     1.12 Utility Merger. The Seller will take such action as the Buyer may reasonably request to effect the merger of their public utility subsidiaries immediately before, concurrently with or following the Effective Time with the objective of avoiding the acquisition by the Buyer of securities of a public utility company in the Merger for purposes of the Public Utility Holding Company Act of 1935, as amended ("PUHCA").

     1.13 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing, the Buyer shall be entitled to revise the structure of the Merger and related transactions, including without limitation to merge the Seller and a wholly-owned subsidiary of the Buyer, provided that each of the transactions comprising such revised structure shall (i) not, in the opinion of Seller's counsel, subject any of the shareholders of the Seller to adverse tax consequences or change the amount of Merger Consideration to be received by such shareholders or otherwise materially adversely affect the shareholders of the Seller and (ii) be capable of consummation without material delay. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

             SECTION 2 -- REPRESENTATIONS AND WARRANTIES OF SELLER

     Except as set forth on the disclosure schedule delivered to the Buyer on the date hereof (the "Seller Disclosure Schedule"), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Seller represents and warrants to the Buyer as set forth below. For purposes of this Agreement, knowledge of the Seller of a particular fact or matter means that any officer, director, division manager or employee with the title of director of the Seller or any of its Subsidiaries is actually aware of such fact or matter.

     2.1 Organization and Qualification.

     (a) Each of the Seller and the Subsidiaries (as defined in Section 2.4) is a corporation or other legal entity specified in the Seller Disclosure Schedule duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation or other organization with full corporate or other power and authority to own, lease and operate its assets and properties and to carry on its business as now being and as heretofore conducted. Each of the Seller and the Subsidiaries is qualified or otherwise authorized to transact business as a foreign corporation or other legal entity in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized would not have a material adverse effect on the assets, properties, business, results of operations or financial condition of the Seller and the Subsidiaries taken as a whole (the "Business of Seller").

     (b) None of the Seller or the Subsidiaries files or is required to file any franchise, income or other tax returns in any other jurisdiction (in the United States or outside of the United States), other than its jurisdiction of incorporation or organization, based upon the ownership or use of property therein or the derivation of income therefrom, except for jurisdictions in which the failure to file such returns would not have a material adverse effect on the Business of Seller.

     (c) The Seller has previously provided to the Buyer true and complete copies of the charter and bylaws or other governing instruments of the Seller and each Subsidiary as presently in effect, and neither the Seller nor any Subsidiary is in default in the performance, observation or fulfillment of its charter or bylaws or other governing instruments. The minute books of the Seller and each of the Subsidiaries contain true and complete records of all meetings and consents in lieu of meetings of the Board of Directors or equivalent governing body (and any committees thereof) and of the shareholders since the time of each such entity's incorporation or organization and accurately reflect in all material respects all transactions referred to in such minutes and consents in lieu of meetings. The stock books or other record of equity interests of the Seller and each of the Subsidiaries are true and complete.

     2.2 Authority to Execute and Perform Agreements. The Seller has the corporate power and authority to enter into, execute and deliver this Agreement and, subject to the approval of this Agreement by the Seller's shareholders, to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Seller, and no other corporate action on the part of the Seller is necessary to consummate the

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

transactions contemplated hereby (other than approval by the shareholders of the Seller of this Agreement and the transactions described herein). This Agreement has been duly executed and delivered by the Seller and, subject to the foregoing, constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as may be limited by general principles of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     2.3 Capitalization and Title to Shares.

     (a) The Seller is authorized to issue 2,200,000 shares of Common Stock, of which 1,068,668.334 shares are issued and outstanding, and 1,000,000 shares of Class A Common Stock, none of which are issued or outstanding. No other class of capital stock of the Seller is authorized or outstanding. All of the issued and outstanding shares of the Seller's capital stock are duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights. None of the issued and outstanding shares of the Seller have been issued in violation of any federal or state law or any preemptive rights or rights to subscribe for or purchase securities.

     (b) There are no outstanding rights, subscriptions, warrants, calls, preemptive rights, options or other agreements of any kind to purchase or otherwise receive from the Seller any shares of the capital stock or any other security of the Seller, and there are no outstanding securities of any kind convertible into or exchangeable for such securities. There are no shareholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the outstanding shares of capital stock of the Seller to which the Seller is a party.

     (c) The Seller does not own beneficially any shares of capital stock of the Buyer.

     2.4 Subsidiaries and Other Affiliates.

     (a) Section 2.4 of the Seller Disclosure Schedule sets forth all of the Subsidiaries and the jurisdiction in which each is incorporated or organized. All issued and outstanding shares or other equity interest of each Subsidiary are owned directly by the Seller free and clear of any charges, liens, encumbrances, security interests or adverse claims. As used in this Agreement, "Subsidiary" means any corporation or other legal entity of which the Seller or any Subsidiary owns, directly or indirectly, 50% or more of the stock or other equity interest entitled to vote for the election of directors.

     (b) Except as set forth above, there are not as of the date hereof, and at the Effective Time there will not be, any other shares of capital stock or other equity interest of any Subsidiary authorized or outstanding or any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating any Subsidiary to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities or equity interests of the Seller or any Subsidiary or obligating the Seller or any Subsidiary to grant, extend or enter into any such agreement. There are no shareholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the capital stock of any Subsidiary.

     (c) Except for the Subsidiaries, the Seller does not directly or indirectly own or have any investment in any of the capital stock of, and is not a party to a partnership or joint venture with, any other person.

     2.5 Financial Statements. The Seller has previously delivered to the Buyer the audited consolidated financial statements of the Seller at September 30, 1996 and for the two years then ended (the "Audited Financial Statements"). The financial statements referred to in this section are collectively referred to herein as the "Seller Financial Statements." The Seller Financial Statements have been prepared from, and are in accordance with, the books and records of the Seller and present fairly in all material respects the financial position and the results of operations of the Seller and the Subsidiaries as of the dates and for the periods indicated, in each case in accordance with generally accepted accounting principles ("GAAP") consistently applied throughout the periods involved except as otherwise stated therein.

     2.6 Absence of Undisclosed Liabilities. As at September 30, 1996, the Seller and its Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without

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

limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due) required to be reflected or disclosed in the September 30, 1996 balance sheet included in the Audited Financial Statements that were not adequately reflected or reserved against on such balance sheet. The Seller and its Subsidiaries have no such liabilities, other than liabilities (i) adequately reflected or reserved against on the September 30, 1996 balance sheet (the "Seller Balance Sheet"), (ii) incurred since September 30, 1996 in the ordinary course of business, (iii) disclosed in this Agreement or (iv) that would not, in the aggregate, have a material adverse effect on the Business of Seller.

     2.7 No Material Adverse Change. Since September 30, 1996, except as described in the Seller Financial Statements, there has not been:

          (a) any material adverse change in the Business of Seller;

          (b) any transaction, commitment, contract or agreement entered into by the Seller or the Subsidiaries or any relinquishment by the Seller or the Subsidiaries of any contract or other right having a value of or involving aggregate payments in excess of $250,000;

          (c) any redemption or other acquisition of any capital stock of the Seller or the Subsidiaries or any declaration, setting aside, or payment of any dividend or distribution of any kind with respect to any shares of capital stock of the Seller;

          (d) any increase in compensation, bonus or other benefits payable or to become payable by the Seller and the Subsidiaries to any of their respective directors, officers or employees, other than regularly scheduled increases in the ordinary course of business;

          (e) any entering into or granting by the Seller or the Subsidiaries of any new employment agreement providing for annual compensation over $100,000, any new employee benefit, deferred compensation or other similar employee benefit arrangement, or any new consulting arrangement providing for annual compensation over $100,000 and any grant of any severance or termination rights to any director, officer or employee of the Seller or its Subsidiaries or any increase in benefits payable under existing severance or termination pay policies or employment agreements;

          (f) any change in any accounting method or practice followed by the Seller;

          (g) any making by the Seller or any Subsidiary of any loan or advance to any shareholder, officer, director or consultant (other than expense advances made in the ordinary course of business), or any other loan or advance otherwise than in the ordinary course of business;

          (h) except for inventory or equipment acquired in the ordinary course of business, any acquisition by the Seller or the Subsidiaries of all or any part of the assets, properties, capital stock or business of any other person; or

          (i) except in the ordinary course of business, any sale, abandonment or any other disposition of any of the Seller's or the Subsidiaries' assets or properties.

     2.8 Tax Matters.

     (a) The Seller and its Subsidiaries have filed all tax reports and returns required to be filed by them and have paid or will timely pay all taxes and other charges shown as due on such reports and returns. Neither the Seller nor any of its Subsidiaries is delinquent in the payment of any material tax assessment or other governmental charge (including without limitation applicable withholding taxes). Any provision for taxes reflected in the Seller Balance Sheet is adequate for payment of any and all tax liabilities for periods ending on or before September 30, 1996 and there are no tax liens on any assets of the Seller or its Subsidiaries except liens for current taxes not yet due.

     (b) There has not been any audit of any tax return filed by the Seller or any of its Subsidiaries and no audit of any such tax return is in progress and neither the Seller nor any Subsidiary has been notified by any tax authority that any such audit is contemplated or pending. The Seller knows of no tax deficiency or claim for additional taxes asserted or threatened to be asserted against the Seller or any of its Subsidiaries by any

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

taxing authority and the Seller knows of no grounds for any such assessment. No extension of time with respect to any date on which a tax return was or is to be filed by the Seller or any of its Subsidiaries is in force, and no waiver or agreement by the Seller or any of its Subsidiaries is in force for the extension of time for the assessment or payment of any tax. For purposes of this Agreement, the term "tax" includes all federal, state, local and foreign taxes or assessments, including income, sales, gross receipts, excise, use, value added, royalty, franchise, payroll, withholding, property and import taxes, franchise fees and any interest or penalties applicable thereto.

     (c) Neither the Seller nor any of its Subsidiaries has agreed to, or is required to, make any adjustments under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

     2.9 Compliance with Laws.

     (a) The Seller and its Subsidiaries have all licenses, permits, certifications, franchises, territorial agreements, orders or approvals of any federal, state, local or foreign governmental or regulatory body material to the conduct of their respective businesses (collectively, "Permits"); such Permits are in full force and effect; and no proceeding is pending or, to the knowledge of the Seller, threatened to revoke or limit any Permit. Section 2.9 of the Seller Disclosure Schedule contains a true and complete list of all material Permits.

     (b) The Seller and its Subsidiaries are not in violation of any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, except for violations that would not, in the aggregate, have a material adverse effect on the Business of Seller. During the last three years, the Seller has not received notice of, and there has not been any citation, fine or penalty imposed against the Seller for, any such violation or alleged violation which would, individually or in the aggregate, have a material adverse effect on the Business of Seller. To the knowledge of the Seller, the Seller has not received any such notice of violation more than three years ago which has not been resolved, except for violations that would not, individually or in the aggregate, have a material adverse effect on the Business of the Seller.

     (c) The Seller has no knowledge of any pending or proposed law, rule or regulation that could reasonably be expected to require (i) any Permit not reasonably expected to be issued in the ordinary course of business or (ii) any material expenditure to effect compliance.

     2.10 No Breach. Except for (a) the filing of a premerger notification form pursuant to the HSR Act, (b) the filing of the Articles of Merger with the Florida Department of State and (c) any required approval by the Federal Energy Regulatory Commission ("FERC"), the execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of the Seller, (ii) violate or result in the breach of any of the terms or conditions of, result in modification of the effect of, or otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which the Seller or any of its Subsidiaries is a party or to which any of them or any of their assets or properties is bound or subject,
(iii) violate any law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body applicable to the Seller or its Subsidiaries or by which any of Seller's or its Subsidiaries' assets, properties or securities is bound, (iv) violate any Permit, (v) require any filing with, notice to, or permit, consent or approval of, any other governmental or regulatory body; or (vi) result in the creation of any lien or other encumbrance on the assets, properties or securities of the Seller or the Subsidiaries, excluding from the foregoing clauses (ii), (iii), (iv), (v) and (vi) any exceptions to the foregoing that, in the aggregate, would not have a material adverse effect on the Business of Seller or on the ability of the Seller to consummate the transactions contemplated hereby.

     2.11 Actions and Proceedings. There are no outstanding orders (other than orders of the Florida Public Service Commission relating to the routine business of Peoples Gas System, Inc. ("PGS")), awards, judgments, injunctions or decrees of any court, arbitrator or governmental or regulatory body against the Seller, any Subsidiary or any of their securities, assets or properties. There are no actions, suits, investigations or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of the Seller, threatened against the Seller or any Subsidiary that individually or in the aggregate would have a material adverse effect upon the transactions contemplated hereby or the Business of Seller. To the knowledge of the Seller, there is no fact, event or circumstance now in existence that reasonably could be expected to give rise to any action, suit, claim, proceeding or investigation that individually or in the aggregate would have a material adverse effect upon the transactions contemplated hereby or on the Business of Seller.

     2.12 Regulatory Proceedings. Neither the Seller nor any of its Subsidiaries all or part of whose rates or services are regulated by a governmental authority has rates which have been or are being collected subject to refund, pending final resolution of any proceeding before such authority or on appeal to the courts or is a party to any proceeding before such authority or on appeal from orders of such authority which could result in orders having a material adverse effect on the Business of Seller. There is no proceeding pending, or to the best knowledge of the Seller, threatened by the Securities and Exchange Commission (the "SEC") to revoke or condition the Seller's exemption from registration under PUHCA.

     2.13 Regulation as a Utility.

     (a) Neither the Seller nor any "subsidiary company" or "affiliate" (as such terms are defined in PUHCA) of the Seller (i) is subject to regulation as a public utility or public service company (or similar designation) by any state in the United States or foreign jurisdiction, except that PGS is a public utility regulated by the Florida Public Service Commission, (ii) is a "public utility" within the meaning of, or subject to regulation by the FERC under, the Federal Power Act or (iii) is a "natural gas company" within the meaning of, or is subject to regulation under, the Natural Gas Act.

     (b) The Seller is a holding company exempt from registration under Section 3(a)(1) of PUHCA. Except for PGS, no "subsidiary company" or "affiliate" (as such terms are defined in PUHCA) of the Seller is a "public utility company," as defined in PUHCA.

     2.14 Contracts.

     (a) Except as set forth in Section 2.14 of the Seller Disclosure Schedule, neither the Seller nor any of its Subsidiaries is a party to or is bound by (i) any material contract, including without limitation any contract having a value of or involving aggregate payments in excess of $250,000, (ii) any contract relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller or any Subsidiary,
(iii) any contract pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller or any Subsidiary upon execution of this Agreement or upon or following consummation of the transactions contemplated hereunder or (iv) any contract with a labor union.

     (b) The Seller has furnished true and complete copies of all the contracts (and all amendments, waivers or other modifications thereto) set forth on the Seller Disclosure Schedule. Each of such contracts is valid, subsisting, in full force and effect, binding upon the Seller, and to the knowledge of the Seller, binding upon the other parties thereto in accordance with their terms, and the Seller and its Subsidiaries are not in default under any of them, nor, to the knowledge of the Seller, is any other party to any such contract in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder or create a right of termination in favor of any party thereto, except, in each case, such defaults or rights of termination as would not, individually or in the aggregate, have a material adverse effect on the Business of Seller.

     (c) For purposes of this section, "contract" means any agreement, arrangement or undertaking, whether written or oral.

     2.15 Properties.

     (a) The Seller and its Subsidiaries own and have good title to all of their assets and properties reflected as owned on the Seller Balance Sheet, free and clear of any lien, claim or other encumbrance, except for (i) the liens, claims or other encumbrances reflected in the Seller Financial Statements, (ii) assets and properties disposed of, or subject to purchase or sales orders, in the ordinary course of business since September 30, 1996, (iii) liens or other encumbrances securing the liens of materialmen, carriers, landlords and like persons, all of which are not yet due and payable, (iv) liens for taxes not yet delinquent and (v) liens, claims or other encumbrances that, in the aggregate, are not material to the Business of Seller.

     (b) The Seller and its Subsidiaries own or have a valid leasehold interest in all of the real estate, buildings, structures, leasehold improvements, equipment and other tangible property material to the conduct of their respective businesses, including without limitation all equipment, pipelines, customer hookups, meters, interconnections, switches, gathering stations and other tangible property constituting its plant necessary for the operations of or included in the rate base of PGS as a natural gas "public utility" under Chapter 366, Florida Statutes, and material to the business of PGS. Seller or a Subsidiary owns or has a valid leasehold or easement interest in or a license, permit or franchise to use the real property upon or under which such equipment and other tangible property is located, except where the failure to own or have such interest in or license, permit or franchise to use such real property would not have a material adverse effect on the business of PGS. All of such equipment and other tangible property material to the operation of the business of PGS is in good and sufficient operating condition and repair, ordinary wear and tear excepted.

     2.16 Intellectual Property. The Seller and its Subsidiaries own, or are licensed to use, or otherwise have the right to use all patents, trademarks, service marks, trade names, logos, franchises, and copyrights, and all applications for any of the foregoing, and all technology, inventions, trade secrets, know-how, computer software and processes material to the Business of Seller (collectively, the "Proprietary Rights"). A list of all such copyrights, trademarks, tradenames and patents, and all applications therefor, has been previously delivered to the Buyer. The Seller is not aware of any claim by any third party that the business of the Seller or its Subsidiaries as currently conducted or proposed to be conducted infringes upon the proprietary rights of others, nor has the Seller or its Subsidiaries received any notice or claim from any third party of such infringement by the Seller or any of its Subsidiaries. The Seller is not aware of any infringement by any third party on, or any competing claim of its right to use or own any of, the Proprietary Rights of the Seller and its Subsidiaries. The Seller and its Subsidiaries have the right to use, free and clear of claims or rights of others, all customer lists and computer software material to the Business of the Seller. To the knowledge of the Seller, none of the activities of the employees of the Seller on behalf of the Seller violates any agreements or arrangements which any such employees have with former employers.

     2.17 Employee Benefit Plans. Section 2.17 of the Seller Disclosure Schedule sets forth a complete list of all pension, profit sharing, retirement, deferred compensation, welfare, insurance, disability, bonus, vacation pay, severance pay and similar plans, programs or arrangements, including without limitation all employee benefit plans as defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (the "Plans") maintained by the Seller or its Subsidiaries. Neither the Seller nor any Subsidiary maintains or contributes to any "multiemployer plan" as defined in
Section 4001(a)(3) of ERISA, and neither the Seller nor any Subsidiary has incurred any material liability under Sections 4062, 4063 or 4201 of ERISA. Each Plan maintained by the Seller or a Subsidiary which is intended to be qualified under either Section 401(a) or 501(c)(9) of the Code ("Qualified Plans") is so qualified. Each Plan has been administered in all material respects in accordance with the terms of such Plan and the provisions of any and all statutes, orders or governmental rules or regulations, including without limitation ERISA and the Code, and to the knowledge of the Seller nothing has been done or omitted to be done with respect to any Plan that would result in any material liability on the part of the Seller or a Subsidiary under Title I of ERISA or Section 4975 of the Code. All reports required to be filed with respect to all Plans, including without limitation annual reports on Form 5500, have been timely filed except where the failure to so file would not have a material adverse effect on the Business of Seller. No "reportable event" as defined at Section 4043 of ERISA, other than any such event for which the thirty-day notice period has been waived, has occurred with respect to any pension plan subject to Title IV of ERISA. With respect to all pension plans subject to Title IV of ERISA, such plans have no unfunded benefit liabilities, all contributions to such plans under the minimum funding requirements of
Section 412 of the Code have been made and all premium payments to the Pension Benefit Guaranty Corporation with respect to such plans have been made. All claims for benefits under any plan or arrangement providing health, disability or death benefits incurred by employees on or before the Closing are or will be fully covered by third-party insurance policies or programs. Except for continuation of health coverage to the extent required under Section 4980B of the Code or as otherwise set forth in this

Agreement, there are no obligations under any welfare plan providing benefits after termination of employment.

     2.18 Employee Relations. The Seller and its Subsidiaries have approximately 1,100 full-time equivalent employees and generally enjoy good employer-employee relations. The Seller and its Subsidiaries are not delinquent in payments to any of their respective employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such employees. Upon termination of the employment of any employees, neither the Seller, its Subsidiaries nor the Buyer or the Surviving Corporation will by reason of the Merger or anything done prior to the Effective Time be liable to any of such employees for severance pay or any other payments (other than accrued salary, vacation or sick pay in accordance with the Seller's normal policies). True and complete information as to all current directors, officers, employees with base salary exceeding $47,000 a year and consultants of the Seller and its Subsidiaries, including, in each case where applicable, name, current job title, base salary, bonus potential, commissions and termination obligations has been previously furnished to the Buyer.

     2.19 Transactions with Management. No officer or director of the Seller or any of its Subsidiaries has (whether directly or indirectly through another entity in which such person has an interest, other than as the holder of less that 1% of a class of securities of a publicly traded company) any interest in
(i) any property or assets of the Seller or any of its Subsidiaries (except as a shareholder), (ii) any current competitor, customer or supplier of the Seller or any of its Subsidiaries, or (iii) any person which is currently a party to any material contract or agreement with the Seller or any of its Subsidiaries, other than contracts with PGS at rates or charges fixed in conformity with law or governmental authority.

     2.20 Brokerage. Except as otherwise disclosed to the Buyer in writing, no broker, finder, agent or similar intermediary has acted on behalf of the Seller in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Seller.

     2.21 Environmental Matters.

     (a) Except as authorized by Environmental Laws, neither the Seller nor any of its Subsidiaries has generated, used, handled or stored any Hazardous Materials. There has been no generation, use, handling, storage or disposal of any Hazardous Materials in violation of any Environmental Law at any site owned or premises leased by the Seller or any of its Subsidiaries during the period of the Seller's or such Subsidiary's ownership or lease or, to the best of Seller's knowledge, prior thereto, nor has there been or is there threatened any release of any Environmental Contaminants into, on, at or from any such site or premises, including without limitation into the ambient air, groundwater, surface water, soils or subsurface strata, during such period or, to the best of Seller's knowledge, prior thereto in violation of any Environmental Law or which created or will create an obligation to report or remediate such release. To the knowledge of the Seller, there is no underground storage tank or other container at any site owned or premises leased by the Seller or any of its Subsidiaries.

     (b) Neither the Seller nor any Subsidiary has received written notification that, and the Seller has no knowledge that, any site owned or premises leased by the Seller or any of its Subsidiaries is the subject of any federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that, any remedial action is necessary to respond to a release or a threatened release of any Environmental Contaminant into the environment. No such site or premises is listed, or to the Seller's knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as provided under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or any comparable state or local governmental lists. Neither the Seller nor any Subsidiary has received written notification of, and the Seller has no knowledge of, any potential responsibility of the Seller or any of its Subsidiaries pursuant to the provisions of (i) Section 104(e) of CERCLA (ii) any similar Environmental Law, or (iii) any order issued pursuant to the provisions of any such Environmental Law with respect to Environmental Contaminants used, manufactured, generated, stored, or treated at, transported from, or disposed of on, any site owned or premises leased by the Seller or any of its Subsidiaries.

     (c) The Seller has previously furnished to the Buyer copies of any environmental audits or risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials or release of Environmental Contaminant, spill control plans and material correspondence with any governmental agency regarding the foregoing.

     (d) For purposes of this Agreement,

          (i) "Environmental Laws" means laws (including common law), regulations, codes, rules, orders, ordinances, permits, requirements and final governmental determinations pertaining to pollution or protection of human health or the environment, as adopted or in effect in the jurisdictions in which the applicable site or premises are located;

          (ii) "Environmental Contaminant" means Hazardous Materials, pollutants, contaminants, toxic or constituent substances or waste radioactive substances, materials or special wastes, petroleum or petroleum products, polychlorinated byphenals, asbestos containing materials, or any other substance or material, in each case regulated by applicable Environmental Laws;

          (iii) "Hazardous Materials" means any "hazardous waste" as defined in either the Federal Resource Conservation and Recovery Act or regulations adopted pursuant to said Act, and any "hazardous substances" or "hazardous materials" as defined in CERCLA; and

          (iv) The term "release" has the meaning specified in CERCLA.

     2.22 Insurance. Section 2.22 of the Seller Disclosure Schedule sets forth a true and complete list of all insurance policies and bonds maintained by the Seller and its Subsidiaries. All of such policies and bonds are in full force and effect and, to the knowledge of the Seller, are valid and enforceable in accordance with their terms. Neither Seller nor any Subsidiary has received any notice of cancellation or amendment of any such policy or bond or is in default thereunder, no coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

     2.23 Registration Statement. The information furnished by the Seller for inclusion in the Registration Statement referred to in Section 4.7 at the time the Registration Statement becomes effective and at the time of approval of the Merger by the shareholders of the Seller pursuant to Section 4.8, including in each case any amendments or supplements thereto, will comply as to form in all material respects with the applicable provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act of 1933, as amended (the "Securities Act"), respectively, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject, if required, to a reasonable period of time for the parties hereto to take such action as may be necessary to amend or supplement the Registration Statement).

     2.24 Takeover Laws. The Seller is not subject to any "fair price," "business combination," "control share acquisition" or similar statute which would apply to the transactions contemplated by this Agreement or the Seller Option, other than Section 607.0902 of the FBCA. The Board of Directors of the Seller has approved the transactions contemplated by this Agreement and the Seller Option such that Section 607.0902 of the FBCA will not apply to such transactions.

     2.25 Fairness Opinion. The Board of Directors of the Seller has received the opinion of CS First Boston Corporation ("CS First Boston") to the effect that, as of the date on which the Board authorized this Agreement, the Merger is fair from a financial point of view to the Seller and its shareholders, and such opinion has not, as of the date hereof, been withdrawn.

     2.26 Disclosure. The representations and warranties and statements of the Seller contained in this Agreement do not contain any untrue statement of a material fact, and, when taken together, do not omit to

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

state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading.

              SECTION 3 -- REPRESENTATIONS AND WARRANTIES OF BUYER

     Except as set forth on the disclosure schedule delivered to the Seller on the date hereof (the "Buyer Disclosure Schedule"), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Buyer represents and warrants to the Seller as follows. For purposes of this Agreement, knowledge of the Buyer of a particular fact or matter means that any officer or director of the Buyer is actually aware of such fact or matter.

     3.1 Organization. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of Florida with full corporate power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted.

     3.2 Authority to Execute and Perform Agreement. The Buyer has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Buyer, which is the only required corporate action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as may be limited by general principles of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

     3.3 Capitalization. The Buyer is authorized to issue 400,000,000 shares of Buyer Common Stock, of which 117,244,327 shares were issued and outstanding as of June 30, 1996, and 10,000,000 shares of preferred stock, $1.00 par value, issuable in series, none of which are outstanding. As of June 30, 1996, except for an aggregate of 8,173,272 shares of Buyer Common Stock reserved for issuance under various stock option and other stock plans of the Buyer and except for the shares of Buyer Common Stock reserved for issuance under the Buyer's Shareholder Rights Plan, there is no outstanding right, subscription, warrant, call, preemptive right, option or other agreement of any kind to purchase or otherwise to receive from the Buyer any shares of the capital stock or any other security of the Buyer and there is no outstanding security of any kind convertible into or exchangeable for such capital stock. When issued in accordance with the terms of this Agreement, the Buyer Common Stock to be issued for the Merger will be duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

     3.4 SEC Reports. The Buyer has previously delivered to the Seller its (i) Annual Report on Form 10-K for the year ended December 31, 1995 (the "Buyer 10-K"), as filed with the SEC, (ii) all proxy statements relating to the Buyer's meetings of stockholders held since December 31, 1995 and (iii) all other periodic and current reports filed by the Buyer with the SEC under the Exchange Act since December 31, 1995. As of their respective dates, such reports complied in all material respects with applicable SEC requirements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Buyer has timely filed with the SEC all reports required to be filed under Sections 13, 14 or 15(d) of the Exchange Act since December 31, 1995.

     3.5 Financial Statements. The consolidated financial statements contained in the Buyer 10-K and in the Buyer's quarterly report on Form 10-Q for the quarter ended September 30, 1996 (the "Buyer 10-Q") have been prepared from, and are in accordance with, the books and records of the Buyer and present fairly in all material respects the consolidated financial condition and results of operations of the Buyer and its subsidiaries as of and for the periods presented therein, all in conformity with GAAP applied on a consistent basis, except as otherwise noted therein and subject (in the case of the unaudited financial statements included in the Buyer 10-Q) to normal year-end adjustments, which are not, in the aggregate, material.

     3.6 No Material Adverse Change. Since December 31, 1995, except as described in the Buyer 10-Q and Buyer's current reports on Form 8-K filed since December 31, 1995 (the "Buyer 8-Ks"), there has not been

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

any material adverse change in the assets, properties, business, results of operations or financial condition of the Buyer and its subsidiaries taken as a whole (the "Business of Buyer").

     3.7 Actions and Proceedings. Except as set forth in the Buyer 10-K, 10-Q or 8-Ks, there are no actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of the Buyer, threatened against the Buyer or any other corporation or legal entity of which the Buyer owns, directly or indirectly, 50% or more of the stock or other equity interest entitled to vote for the election of directors that individually or in the aggregate would have a material adverse effect upon the transactions contemplated hereby or the Business of Buyer.

     3.8 No Breach. Except for (a) the registration of the Buyer Common Stock to be issued in the Merger under the Securities Act, (b) the filing of a premerger notification form pursuant to the HSR Act, (c) any required approval by the FERC, (d) the filing of the Articles of Merger with the Florida Department of State, (e) any required filings with various state "blue sky" authorities and (f) the listing of Buyer Common Stock to be issued in the Merger on the NYSE, the execution, delivery and performance of this Agreement and the Escrow Agreement by the Buyer and consummation of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of the Buyer, (ii) violate or result in the breach of any of the terms or conditions of, result in modification of the effect of, or otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which the Buyer is party or to which the Buyer or any of its assets or properties is bound or subject, (iii) violate any law, ordinance or regulation or any order, judgment, injunction, decree or requirement of any court, arbitrator or governmental or regulatory body applicable to the Buyer or by which any of its assets or properties is bound, (iv) require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body or (v) result in the creation of any lien or other encumbrance on the assets or properties of the Buyer, excluding from the foregoing clauses (ii),
(iii), (iv) and (v) any exceptions to the foregoing that, in the aggregate, would not have a material adverse effect on the Business of Buyer or on the ability of the Buyer to consummate the transactions contemplated hereby.

     3.9 Registration Statement. The information furnished by the Buyer for inclusion in the Registration Statement referred to in Section 4.7 at the time the Registration Statement becomes effective and at the time of approval of the Merger by the shareholders of the Seller pursuant to Section 4.8, including in each case any amendments or supplements thereto, will comply as to form in all material respects with the applicable provisions of the Exchange Act and the Securities Act, respectively, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject, if required, to a reasonable period of time for the parties hereto to take such action as may be necessary to amend or supplement the Registration Statement).

     3.10 Absence of Undisclosed Liabilities. As of September 30, 1996, the Buyer and its subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due) required to be reflected or disclosed in the September 30, 1996 balance sheet included in the Buyer 10-Q that were not adequately reflected or reserved against on such balance sheet. The Buyer and its subsidiaries have no such liabilities, other than liabilities (i) adequately reflected or reserved against on such September 30, 1996 balance sheet, (ii) incurred since September 30, 1996 in the ordinary course of business, (iii) disclosed in this Agreement or (iv) that would not, in the aggregate, have a material adverse effect on the Business of Buyer.

     3.11 Compliance with Laws.

     (a) The Buyer and its subsidiaries have all licenses, permits, certificates, franchises, territorial agreements, orders or approvals of any federal, state, local or foreign governmental or regulatory body material to the conduct of their respective businesses (collectively, "Permits"); such Permits are in full force and effect; and no proceeding is pending, or, to the knowledge of Buyer, threatened to revoke or limit any Permit.

     (b) The Buyer and its subsidiaries are not in violation of any applicable law, ordinance or regulation or any order, judgement, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, except for violations that would not, in the aggregate, have a material adverse effect on the Business of Buyer.

     3.12 Disclosure. The representations and warranties and statements of the Buyer contained in this Agreement do not contain any untrue statements of a material fact, and, when taken together, do not omit to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading.

                     SECTION 4 -- COVENANTS AND AGREEMENTS

     The parties covenant and agree as follows:

     4.1 Conduct of Business. Except with the prior written consent of the Buyer, which will not be unreasonably withheld, and except as otherwise contemplated herein, during the period from the date hereof to the Closing Date, the Seller shall observe the following covenants:

          (a) Affirmative Covenants Pending Closing. The Seller will and will cause its Subsidiaries to:

             (i) Preservation of Personnel. Use all reasonable efforts to preserve intact their business organizations and keep available the services of present employees, in each case in accordance with past practice, it being understood that termination of employees with poor performance ratings shall not constitute a violation of this covenant;

             (ii) Insurance. Use all reasonable efforts to keep in effect all insurance policies in coverage amounts not less than those in effect at the date of this Agreement;

             (iii) Preservation of the Business; Maintenance of Properties, Contracts. Use all reasonable efforts to preserve their businesses, advertise, promote and market their products and services, keep their properties intact, preserve their goodwill, and maintain all physical properties in good operating condition;

             (iv) Intellectual Property Rights. Use all reasonable efforts to preserve and protect the Proprietary Rights; and

             (v) Ordinary Course of Business. Operate their businesses diligently and solely in the ordinary course.

          (b) Negative Covenants Pending Closing. The Seller will not and will cause its Subsidiaries not to:

             (i) Disposition of Assets. Sell or transfer, or mortgage, pledge or create or permit to be created any lien on, any of their assets, other than sales or transfers in the ordinary course of business or contemplated by this Agreement and liens existing under arrangements disclosed herein or permitted under Section 2.15.

             (ii) Liabilities. (A) Incur any obligation or liability other than in the ordinary course of the Seller's or its Subsidiaries' business,
        (B) incur any indebtedness for borrowed money, except for borrowings under existing loan agreements in the ordinary course of business or (C) enter into any contracts or commitments involving payments by the Seller or its Subsidiaries of $100,000 or more, other than purchase orders or commitments for natural gas or propane gas in the ordinary course of business with a term not exceeding one year.

             (iii) Compensation. (A) Change the compensation or fringe benefits of any officer, director, employee or consultant, except for ordinary merit increases for employees based on periodic reviews in accordance with past practices, or (B) enter into or modify any Plan or any employment, severance or other agreement with any officer, director, employee or consultant of the Seller or its Subsidiaries.

             (iv) Capital Stock. (A) Grant or accelerate the exercisability of, any option, warrant or other right to purchase, or to convert any obligation into, shares of its capital stock, (B) declare or pay any dividend or other distribution with respect to any shares of its capital stock, except ordinary dividends in accordance with past practice out of current income not exceeding $1.125 per share quarterly or (C) issue any shares of its capital stock.

             (v) Charter and Bylaws. Amend the Articles of Incorporation or Bylaws of the Seller.

             (vi) Rate Matters. Make any filings with any government authority regarding its rates or charges, standards of service, accounting matters or services it provides, except in the ordinary course of business consistent with past practices and not less than ten days after having furnished a copy of such filing to the Buyer.

             (vii) Acquisitions. Make any material acquisition of property other than in the ordinary course of the Seller's or its Subsidiaries' business.

             (viii) Other Material Changes. Take any affirmative action or fail to take any reasonable action within its or their control as a result of which any of the changes or events listed in Section 2.7 is likely to occur.

     4.2 Corporate Examinations and Investigations. Between the date hereof and the Effective Time:

          (a) The Buyer shall be entitled, through its employees and representatives, to have such access to the assets, properties, business, books, records and operations of the Seller and its Subsidiaries as the Buyer shall reasonably request in connection with the Buyer's investigation of the Seller and its Subsidiaries with respect to the transaction contemplated hereby. Any such investigation and examination shall be conducted at reasonable times and the Seller shall cooperate fully therein. No investigation by the Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of the Seller contained in this Agreement. In order that the Buyer may have full opportunity to make such investigation, the Seller shall furnish the representatives of the Buyer during such period with all such information and copies of such documents concerning the affairs of the Seller and its Subsidiaries as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such investigation.

          (b) The Seller shall be entitled, through its officers and representatives, to have access to the officers of the Buyer to discuss the Buyer's business, operations and financial condition to the extent reasonably required to confirm the accuracy of or compliance with the representations, warranties, covenants and agreements of the Buyer contained in this Agreement. No investigation by the Seller shall diminish or obviate any of such representations, warranties, covenants or agreements.

     4.3 Expenses. Subject to Section 8.3, whether or not the Merger is consummated, each of the Seller and the Buyer shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including without limitation all fees and expenses of agents, brokers, representatives, investment advisors, counsel and accountants; provided, however, that the aggregate amount of such expenses paid or incurred by the Seller shall not exceed $5,000,000 allocated as specified in Section 4.3 of the Seller Disclosure Schedule.

     4.4 Authorization from Others. Prior to the Closing Date, the parties shall use all reasonable efforts to obtain all authorizations, consents and permits required to permit the consummation of the transactions contemplated by this Agreement.

     4.5 Consummation of Agreement. Except as expressly provided herein, each party shall use all reasonable efforts to perform and fulfill all conditions and obligations to be performed and fulfilled by it under this Agreement, including without limitation taking no action which would preclude delivery of the opinions and letters referred to in Sections 6.5, 6.7 and 7.3, and to ensure that to the extent within its control, no breach of any of the respective representations, warranties and agreements hereunder occurs or exists on or prior to the Effective Time, all to the end that the transactions contemplated by this Agreement shall be fully carried out in a timely fashion. In connection with the foregoing, each of the Seller and the Buyer shall provide, and the Seller shall use all reasonable efforts to cause its shareholders to provide, to counsel to the Seller and counsel to the Buyer a letter setting forth facts, assumptions and representations on which such counsel may rely in rendering their respective opinions referred to in Sections 6.7 and 7.3.

     4.6 Further Assurances. Each party shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby.

     4.7 Securities Law Matters. The Buyer shall cause to be prepared and filed with the SEC, as soon as reasonably practical, a Registration Statement under the Securities Act complying in form and substance in all material respects with the requirements of applicable law for the purpose of registering the Buyer Common Stock to be issued in the Merger and will use all reasonable efforts to have the Registration Statement declared effective by the SEC as soon thereafter as possible and remain effective through the Closing Date. The Seller shall cooperate with the Buyer in the preparation and filing of the Registration Statement and in seeking to have it declared effective, including giving to the Buyer all information concerning the Seller which is required for inclusion in the Registration Statement or in any amendment thereto. Prior to the Effective Time, the Buyer shall use all reasonable efforts to qualify the shares of the Buyer Common Stock to be issued in the Merger under the securities or "blue sky" laws of every state of the United States, except any such state with respect to which counsel for the Buyer has determined that such qualification is not required under the securities or "blue sky" laws of such state, and except that in no event shall the Buyer be obligated to qualify as a foreign corporation or to execute a general consent to service of process in any state in which it has not previously so qualified or has not previously so consented. The Buyer shall make all filings with the NYSE as may be required in connection with the Merger and the listing of the Buyer Common Stock to be issued in the Merger.

     4.8 Shareholder Action.

     (a) The Seller, acting through its Board of Directors, shall, in accordance with applicable law and its Articles of Incorporation and Bylaws:

          (i) within one (1) day after the Registration Statement has been declared effective by the SEC, commence the solicitation of written consents from its shareholders approving this Agreement;

          (ii) include in the proxy statement sent to the Seller's shareholders the recommendation of its Board of Directors that shareholders of the Seller consent to the approval of this Agreement; and

          (iii) use all reasonable efforts (A) to obtain and furnish the information required to be included by it in the proxy statement and to cause such information (excluding information furnished by the Buyer) not to contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading, (B) to cause the proxy statement to be mailed to its shareholders at the earliest practicable time after the Registration Statement is declared effective or, at the request of the Buyer, to cause the preliminary proxy statement and any supplements thereto to be mailed to its shareholders at the earliest practicable time after the Registration Statement is filed with the SEC and (C) to obtain the necessary approval by its shareholders of this Agreement and the Merger. Such approval shall be deemed obtained when consented to in writing by a majority of the outstanding shares of Seller Stock in accordance with the FBCA.

Notwithstanding the foregoing, in the event of a proposed Acquisition Transaction (as defined in Section 4.11), nothing contained in this Section 4.8(a) shall require the Board of Directors of the Seller to take any action or refrain from taking any action with respect to such Acquisition Transaction that the Board determines in good faith on the written advice of outside counsel would cause it to breach its fiduciary obligations under applicable law.

     (b) It shall be a condition to the obligation of the Seller to send the proxy statement to its shareholders and to solicit the approval of its shareholders by written consent that the opinion of CS First Boston referred to in Section 2.25 shall not have been withdrawn.

     4.9 Public Announcements and Confidentiality. Any press release or other information to the press or any third party with respect to this Agreement or the transactions contemplated hereby shall require the prior approval of the Buyer and the Seller, which approval shall not be unreasonably withheld, provided that a party shall not be prevented from making such disclosure as it shall be advised by counsel is required by law. Each party shall also keep confidential and shall not use in any manner any information or documents obtained from the other party or its representatives concerning such other party's assets, properties, business and operations, unless readily ascertainable from public information, already known or subsequently developed independently, received from a third party not under an obligation to keep such information confidential or otherwise required by law. If this Agreement terminates all copies of any documents obtained by a party or its representatives from the other party or its representatives will be returned, except that one copy thereof may be retained by counsel to the party returning such documents in order to evidence compliance hereunder. The obligations set forth in the previous two sentences of this Section 4.9 shall survive termination of this Agreement.

     4.10 Affiliate Letters. Prior to the Closing Date, the Seller shall identify to the Buyer all persons who, at the time the Merger is submitted to the Seller's shareholders for approval, the Seller believes may be "affiliates" of the Seller within the meaning of Rule 145 under the Securities Act. The Seller shall provide the Buyer with such information as the Buyer shall reasonably request for purposes of making its own determination of persons who may be deemed to be affiliates of the Seller. The Seller shall use all reasonable efforts to deliver to the Buyer prior to the Closing Date, to the extent not provided concurrently with the execution of this Agreement, a letter from each of the affiliates specified by the Buyer in substantially the form attached hereto as Exhibit C (an "Affiliate Letter").

     4.11 No Solicitation. The Seller will not, and will not permit any of its directors, officers, employees, agents or other representatives or those of any of its Subsidiaries to, (i) solicit, initiate or encourage discussions with any person, other than the Buyer, relating to the possible acquisition of the Seller or any Subsidiary or of all or a material portion of the assets or capital stock of the Seller or any Subsidiary or any merger or other business combination involving the Seller or any Subsidiary (an "Acquisition Transaction") or (ii) except to the extent required by fiduciary obligations under applicable law as advised in writing by outside legal counsel, participate in any negotiations regarding, or furnish to any other person information with respect to, any effort or attempt by any other person to do or to seek any Acquisition Transaction. The Seller agrees to inform the Buyer orally and in writing in reasonable detail (including without limitation the applicable terms and conditions and identity of the other person) within one business day of receipt of any offer, proposal or inquiry relating to any Acquisition Transaction and of any modification thereof or any proposed agreement, to promptly furnish to the Buyer copies of any written communications or documents received with respect to the foregoing and to promptly and fully inform the Buyer in writing of the nature and status of any discussions or negotiations regarding the foregoing. An Acquisition Transaction shall not include the transactions contemplated by
Section 4.17.

     4.12 Filings Under HSR Act. As soon as practicable, each of the Buyer and the Seller shall file with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") a premerger notification form and any supplemental information (other than privileged information) which may be requested in connection therewith pursuant to the HSR Act, which filings and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of the Seller and the Buyer shall cooperate fully with the other in connection with the preparation of such filings and shall use best efforts to respond to any requests for supplemental information from the FTC or the Antitrust Division and to obtain early termination of any waiting period applicable to the Merger under the HSR Act. Filing fees required to be paid in connection with the premerger notification pursuant to the HSR Act shall be borne and paid by the Buyer.

     4.13 Buyer SEC Filings. The Buyer shall furnish the Seller with a copy of each periodic or current report filed by it under the Exchange Act promptly after filing the same.

     4.14 Disclosure Statements. Prior to the Closing, the Seller promptly will supplement or amend the Seller Disclosure Schedule delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedule or which is necessary to correct any information in such Schedule which has been rendered materially inaccurate thereby. No supplement or amendment to the Seller Disclosure Schedule shall affect the conditions to the Buyer's obligation to consummate the Merger.

     4.15 Indemnification. The Buyer agrees that the rights to indemnification provided to the directors and officers of the Seller and its Subsidiaries by such entities' charter or bylaws as in effect on the date of this Agreement and by applicable law shall survive the Closing Date and as otherwise specified therein. The Buyer shall use all reasonable efforts to obtain and maintain for a period of three years after the Closing Date an endorsement extending the period in which claims may be made under the Seller's directors' and officers' liability insurance policy in effect on the date of this Agreement, or a policy of such other responsible carrier as the Buyer may select, with respect to causes of action that arise out of acts or omissions occurring on or before the Closing Date; provided, however, that in no event shall the Buyer be required to expend pursuant to this section more than an amount per year equal to 125% of current annual premiums paid by the Seller for such insurance.

     4.16 Employee Benefits Matters.

     (a) Group Insurance and Other Welfare Benefits. For a period from the Closing Date through December 31, 1997, the Buyer will continue to provide the same or substantially similar insurance coverages and benefits (medical, dental, life, accidental death and dismemberment, short-term disability, and long-term disability) to employees who were employees of the Seller or its Subsidiaries on the Closing Date as those covering employees of Seller and its Subsidiaries on the date of this Agreement, except for increases in employee premiums reflecting any increases charged by insurance carriers and any charges required by applicable law. Thereafter, the foregoing insurance coverages provided by the Seller or its Subsidiaries may at the option of the Buyer be discontinued, in which case those employees who had been employees of the Seller and its Subsidiaries will become eligible for the same insurance coverages and benefits generally available to the other employees of the Buyer and its subsidiaries, subject to the applicable terms and conditions of the benefit plans providing such coverages.

     (b) Personnel Policies and Procedures. The Buyer in its discretion may terminate any or all of the personnel policies and procedures of the Seller and its Subsidiaries as of the Closing Date and substitute in whole or in part the human resources policies and procedures of the Buyer. In the event of any such substitution, the employees of the Seller and its Subsidiaries will receive credit for service with the Seller and its Subsidiaries.

     (c) Qualified Retirement Plans. The Buyer will maintain the Qualified Retirement Plans of Seller and its Subsidiaries in effect for a period from the Closing Date through December 31, 1997. Thereafter, the Buyer will either maintain the Qualified Retirement Plans of Seller and its Subsidiaries or permit its employees who were employees of the Seller and its Subsidiaries on the Closing Date to participate in the Buyer's Retirement Plan and Retirement Savings Plan in accordance with their terms, as in effect from time to time, once such employees have satisfied the eligibility requirements under each such plan. If such employees are permitted to participate in such Buyer's plans, they will receive credit in accordance with the applicable plan's terms for service with the Seller and its Subsidiaries or for any other service credited under the plans of Seller and its Subsidiaries for purposes of eligibility and vesting, but not accrual of benefits under such plans. Nothing in this section or elsewhere in this Agreement will preclude the Buyer from amending or terminating in its discretion any employee benefit plan maintained by the Buyer.

     (d) Nonqualified Plans.

          (i) The Buyer will maintain the Seller's Supplemental Executive Retirement Plan (the "SERP") in effect for one year after the Closing Date. Thereafter (A) with respect to all retired SERP participants in pay status, the Buyer will continue payments in accordance with the terms of the SERP,
     (B) with respect to officers employed by the Buyer on such date, the Buyer will permit such officers to participate in the Buyer's Supplemental Executive Retirement Plan and (C) with respect to all other SERP participants, Buyer may in its discretion continue the SERP, permit certain SERP participants to participate in Buyer's Supplemental Executive Retirement Plan or provide for immediate distribution of

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

     the present value of a participant's accrued SERP benefit with respect to some or all of the SERP participants. To the extent certain SERP participants participate in Buyer's Supplemental Executive Retirement Plan, such participants will receive credit for service with the Seller and its Subsidiaries with an appropriate offset for benefits accrued under Seller's SERP to prevent duplication of benefits payable with respect to the same service.

          (ii) The Buyer will continue to permit additional salary reduction contributions to Seller's Management Deferred Compensation Plan for two years after the Closing Date. After the end of such two year period, the Buyer may prohibit future contributions to the Management Deferred Compensation Plan but will continue to maintain accounts under the Management Deferred Compensation Plan or a similar arrangement until the amounts in such accounts are distributed in accordance with its terms.

          (iii) The Buyer will maintain the Seller's Deferred Compensation Incentive Program ("DCIP") through September 30, 1997. After such date, no further bonus credits will be made to DCIP and the Buyer may either continue to maintain accounts under the DCIP or a similar arrangement until the amounts in such accounts are distributed in accordance with its terms or may terminate the DCIP. In connection with any such termination, all participants will be fully vested and receive a distribution of all amounts then credited to their accounts under DCIP.

     (e) The Buyer will maintain Seller's bonus plans other than DCIP with respect to services performed for the period from the Closing Date through September 30, 1997. Bonus standards and caps for each of the plans shall remain the same as the bonus standards and caps in effect as of the Closing Date. In the event of termination of employment of a bonus plan participant by the Buyer without cause before September 30, 1997, any requirement of year-end employment will be waived and such participant will be entitled to payment of a pro rata share of bonuses based on actual results through the end of the month in which termination of employment occurs.

     4.17 Disposition of Project. To the extent necessary to maintain the ownership criteria necessary to preserve the Project's status as a "qualifying facility" within the meaning of 18 C.F.R. sec.292.101(b)(1) and Florida Administrative Code Rule 25-17.080 ("QF Status"), the Buyer and the Seller shall cooperate with each other and take all reasonable action necessary to dispose of the Seller's interest in the cogeneration project owned by Pasco Cogen, Ltd. (the "Project") prior to the Effective Time, all in a manner that will not adversely affect the qualification of the Merger for pooling of interests accounting treatment. Such disposition shall be made at the direction of the Buyer, subject to the approval of the Seller, which shall not unreasonably be withheld, provided that, if the Buyer has not made firm arrangements for such disposition within 90 days after the satisfaction of the conditions to Closing set forth in Sections 5.1, 5.2, 5.3 or 6.10, whichever is the last to occur, and such disposition shall be required to satisfy the condition contained in Section 5.6, the Seller shall be entitled to effect such disposition on such terms as it may determine, provided that such disposition by the Seller shall not adversely affect the Project's QF Status or the qualification of the Merger for pooling of interests accounting treatment.

              SECTION 5 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS
                     OF EACH PARTY TO CONSUMMATE THE MERGER

     The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver, at or before the Effective Time, of each of the following conditions:

     5.1 Approvals. All required approvals of the shareholders of the Seller and all consents and approvals referred to in Sections 2.10 and 3.8 of this Agreement or in the corresponding sections of each party's Disclosure Schedule, shall have been obtained; provided, however, that if the Buyer waives the obtaining of any consent referred to in Section 2.10 or in the corresponding section of the Seller Disclosure Schedule, such consent shall not be a condition to the Seller's obligation to consummate the Merger.

     5.2 Securities Law Matters. The Registration Statement covering the shares of Buyer Common Stock to be issued as the Merger Consideration shall have been declared effective by the SEC, shall remain effective and shall not be subject to a stop order or any threatened stop order, and such shares shall have been qualified under the securities or "blue sky" laws of each state in which such qualification is required (unless qualification in any state has been waived by the Buyer).

     5.3 HSR Act. Any waiting period applicable to the Merger under the HSR Act shall have expired or terminated.

     5.4 Absence of Order. No restraining order or injunction of any court or order of any governmental authority of competent jurisdiction which prevents consummation of the Merger shall be in effect.

     5.5 NYSE Listing. The shares of Buyer Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

     5.6 Disposition of Project. The Seller's interest in the Project shall have been disposed of as contemplated by Section 4.17, provided that this condition shall not be applicable if consummation of the Merger would not adversely affect the Project's QF Status in the absence of such disposition.

            SECTION 6 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
                         BUYER TO CONSUMMATE THE MERGER

     The obligation of the Buyer to consummate the Merger is subject to the satisfaction or waiver by the Buyer, at or before the Effective Time, of the following conditions:

     6.1 Representations, Warranties and Covenants.

     (a) The representations and warranties of the Seller contained in this Agreement (without regard to any exceptions for materiality or material adverse effect or any knowledge qualifications) shall be true and correct at and as of the Effective Time with the same force and effect as though made on and as of the Effective Time (with such exceptions as may be permitted under or contemplated by this Agreement) except that any representation or warranty that is not true shall nevertheless be deemed to be true for purposes of this section unless the failure of the representations and warranties to be true, individually or in the aggregate, would have a material adverse effect on the Business of Seller; there shall not have been any material adverse change in the Business of the Seller since the date hereof; and the Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that (i) none of the events specified in Section 6.1 of the Seller Disclosure Schedule nor (ii) the occurrence of any other events on or after the date hereof that, individually or in the aggregate, could reasonably be expected to result in a loss of less than 5% of the annual consolidated operating margin of the Seller, shall constitute a failure to satisfy any of the conditions contained in this Section 6.1(a). "Operating margin" means operating revenues less cost of product sold. Nothing herein shall relieve the Seller of its obligations under this Agreement to disclose any such events.

     (b) The Seller shall have delivered to the Buyer a certificate signed on behalf of the Buyer by its Chief Executive Officer and Chief Financial Officer stating that the conditions contained in Section 6.1(a) have been satisfied.

     6.2 Affiliate Letters. The Buyer shall have received the Affiliate Letters referred to in Section 4.10.

     6.3 Opinion of Counsel to Seller. The Buyer shall have received an opinion of Macfarlane Ferguson & McMullen, counsel to the Seller, dated the Closing Date, substantially in the form of Exhibit D hereto.

     6.4 Merger Documents. The Seller shall have executed and delivered the Articles of Merger.

     6.5 Pooling of Interests.

     (a) The Buyer shall have received a letter from the independent accountants for the Seller covering such matters relating to the Seller's meeting the requirements applicable to a combining company for pooling of interests accounting treatment as the independent accountants for the Buyer may reasonably request in connection with their letter under Section 6.5(b); and

     (b) The Buyer shall have received a letter from the independent accountants for the Buyer to the effect that the Merger will qualify for pooling of interests accounting treatment.

     6.6 Accountant's Letter. The Buyer shall have received from the independent accountants for the Seller a letter dated the Closing Date with respect to Seller's consolidated financial position and results of operations, which letter shall be based upon SAS 72 and certain agreed upon procedures to be specified by the Buyer, which procedures shall be consistent with applicable professional standards for letters delivered by independent accountants in connection with comparable transactions.

     6.7 Tax Opinion. The Buyer shall have received an opinion of its counsel, dated the Closing Date, substantially to the effect that, on the basis of the facts and representations set forth in such opinion, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by and there will be no corporate income tax liability to the Buyer or Seller by reason of the Merger.

     6.8 Escrow Agreement. The Escrow Agreement, substantially in the form attached hereto as Exhibit B, shall have been executed and delivered by all parties thereto.

     6.9 Certificates. The Seller shall have furnished the Buyer with such certificates of public officials as may be reasonably requested by the Buyer.

     6.10 Resolution of Project Disputes. The Settlement Agreement dated October 25, 1996 relating to the Project shall have become effective and binding upon the parties thereto in accordance with its terms, subject only to modifications which are not materially adverse to Pasco Cogen, Ltd. or the Seller.

             SECTION 7 -- CONDITIONS PRECEDENT TO THE OBLIGATION OF
                      THE SELLER TO CONSUMMATE THE MERGER

     The obligation of the Seller to consummate the Merger is subject to the satisfaction or waiver by the Seller, at or before the Effective Time, of the following conditions:

     7.1 Representations, Warranties and Covenants. The representations and warranties of the Buyer contained in this Agreement (without regard to any exceptions for materiality or material adverse effect or any knowledge qualifications) shall be true and correct at and as of the Effective Time with the same force and effect as though made on and as at the Effective Time (with such exceptions as may be permitted under or contemplated by this Agreement) except that any representation or warranty that is not true shall nevertheless be deemed to be true for purposes of this section unless the failure of the representations and warranties to be true, individually or in the aggregate, would have a material adverse effect on the Business of Buyer. The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Buyer shall have delivered to the Seller a certificate signed on behalf of the Buyer by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

     7.2 Opinion of Counsel to Buyer. The Seller shall have received an opinion of Palmer & Dodge LLP, counsel to the Buyer, dated the Closing Date, substantially in the form of Exhibit E attached hereto.

     7.3 Tax Opinion. The Seller shall have received an opinion of its counsel, addressed to the Seller and its shareholders and dated the Closing Date, substantially to the effect that, on the basis of facts and representations set forth in such opinion, or set forth in writing elsewhere and referred to therein, for federal income tax purposes the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and no gain or loss will be recognized by the Seller or its shareholders by reason of the receipt of the shares of Buyer Common Stock in the Merger (it being understood that such opinion will not extend to cash payments in lieu of fractional share interests and may not extend to shares of Buyer Common Stock received by the Seller shareholders who receive their Seller Stock pursuant to stock options or otherwise as compensation).

     7.4 Certificates. The Buyer shall have furnished the Seller with such certificates of public officials as may be reasonably requested by the Seller.

                 SECTION 8 -- TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the Seller's shareholders, as follows:

     (a) by either the Seller or the Buyer, by written notice to the other, if the Effective Time shall not have occurred on or before December 31, 1997; provided, however, that the right to terminate this Agreement under this Section 8.1(a) shall not be available to any party whose breach of a representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date.

     (b) by the Seller (provided that the Seller is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to the Buyer, if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties contained in this Agreement on the part of the Buyer, which breach is either not cured within twenty (20) days following written notice to the Buyer or by its nature cannot be cured prior to the Closing; provided, however, that the Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1(b) because of the breach of any representation or warranty unless such breach, together with all such other breaches, would entitle the Seller not to consummate the transactions contemplated hereby under Section 7.1;

     (c) by the Buyer (provided that the Buyer is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to the Seller, if there shall have been a material breach of any of the covenants or agreements or any of the representations or warranties contained in this Agreement on the part of the Seller, which breach is either not cured within twenty (20) days following written notice to the Seller or by its nature cannot be cured prior to the Closing; provided, however, that the Buyer shall not have the right to terminate this Agreement pursuant to this
Section 8.1(c) because of the breach of any representation or warranty unless such breach, together with all such other breaches, would entitle the Buyer not to consummate the transactions contemplated hereby under Section 6.1;

     (d) by either the Buyer or the Seller, by written notice to the other, if any governmental entity shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction or other action shall have become final and nonappealable;

     (e) by either the Buyer or the Seller, by written notice to the other, if the required approval of the shareholders of the Seller of this Agreement shall not have been obtained within sixty (60) days after the Registration Statement referred to in Section 4.7 has been declared effective by the SEC;

     (f) by the Buyer, by written notice to the Seller, if the Seller's Board of Directors (i) for any reason (other than as a result of a breach by the Buyer or a failure of the Registration Statement to become effective at least fifteen
(15) business days prior to the date of termination for reasons other than a breach by the Seller) fails to commence solicitation of written consents of shareholders for the purpose of approving this Agreement as provided in Section 4.8(a) or to include in the Seller proxy statement its recommendation that the Seller's shareholders consent to the approval of this Agreement, (ii) withdraws or modifies in a manner adverse to the Buyer its approval of or its recommendation that shareholders consent to the approval of this Agreement or
(iii) adopts resolutions approving or otherwise authorizes or recommends an Acquisition Transaction;

     (g) by the Seller, prior to approval of the Merger by its shareholders, if the Seller's Board of Directors shall, as a result of a possible Acquisition Transaction that does not involve a breach of the Seller's covenant under
Section 4.11, determine in good faith that the fiduciary obligations of such Board under applicable law require that such Acquisition Transaction be accepted; provided, however, that the Seller may not effect such termination pursuant to this Section 8.1(g) unless and until:

          (i) the Seller gives the Buyer at least seven (7) days' prior written notice of its intention to effect such termination pursuant to this Section 8.1(g);

          (ii) during such period, the Seller shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with the Buyer to make adjustments in the terms and conditions of this Agreement as would enable the Buyer to proceed with the transactions contemplated herein;

          (iii) the Seller's Board of Directors shall have been advised in writing by outside counsel that, notwithstanding a binding commitment to consummate this Agreement entered into in proper exercise of their fiduciary obligations, such fiduciary obligations would also require such Board to reconsider and terminate such commitment as a result of such Acquisition Transaction; and

          (iv) the Seller pays the amounts required by Section 8.3(b) concurrently with such termination; or

     (h) by the Seller if the Market Value of Buyer Common Stock is less than $20 1/2, provided that the Buyer may negate such termination by notifying the Seller within 24 hours of receiving the Seller's notice of termination of its election to determine the Merger Consideration by dividing (a) the product of the Maximum Merger Shares and $20 1/2 by (b) the Market Value of Buyer Common Stock (any notice under this clause to be given by personal delivery in writing or by telephone communication confirmed by receipted facsimile);

     (i) by the Buyer if the Market Value of Buyer Common Stock is greater than $29, provided that the Seller may negate such termination by notifying the Buyer within 24 hours of receiving the Buyer's notice of termination of its election to determine the Merger Consideration by dividing (a) the product of the Minimum Merger Shares and $29 by (b) the Market Value of Buyer Common Stock (any notice under this clause to be given by personal delivery in writing or by telephone communication confirmed by receipted facsimile); or

     (j) At any time with the written consent of the Buyer and the Seller.

     8.2 Effect of Termination.  If this Agreement is terminated as provided in
Section 8.1, this Agreement shall forthwith become void and have no effect, without liability on the part of the Buyer and the Seller and their respective directors, officers or stockholders, except that (i) the provisions of this
Section 8.2, Section 4.3 relating to expenses, Section 4.9 relating to publicity and confidentiality to the extent provided therein, and Section 8.3 shall survive; and (ii) no such termination shall relieve any party from liability by reason of any willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement, except to the extent provided in Section 8.3(f).

     8.3 Termination Fee.

     (a) Buyer Reimbursement. In order to induce the Buyer to enter into this Agreement and to reimburse the Buyer for its costs and expenses related to entering into this Agreement and seeking to consummate the transactions contemplated by this Agreement, the Seller will make a cash payment to the Buyer of an amount equal to all out-of-pocket expenses and fees incurred by the Buyer, including without limitation fees and expenses payable to all legal, accounting, financial and other professional advisors, relating to the Merger or the transactions contemplated by this Agreement not exceeding $3,000,000 in the aggregate if and only if:

          (i) The Buyer has terminated this Agreement pursuant to 8.1(c); or

          (ii) The Buyer or the Seller has terminated this Agreement pursuant to
     Section 8.1(e) or the Buyer has terminated this Agreement pursuant to
     Section 8.1(f)(i) or (ii).

     (b) Certain Transactions. In order to induce the Buyer to enter into this Agreement and to reimburse the Buyer for its costs and expenses related to entering into this Agreement and seeking to consummate the transactions contemplated by this Agreement, the Seller will make a cash payment to the Buyer of $12,000,000 (less any amount payable pursuant to Section 8.3(a)) if and only if:

          (i) The Buyer or the Seller has terminated this Agreement pursuant to
     Section 8.1(e) or the Buyer has terminated this Agreement pursuant to
     Section 8.1(c) or (f), and in each case under this clause (i) at the time of the event giving rise to such termination any person (other than the Buyer) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction and such proposal shall not have been rejected in good faith by the Seller and remain so rejected for twelve (12) months after such termination.

          (ii) The Seller has terminated this Agreement pursuant to 8.1(g); or

          (iii) The Buyer has terminated this Agreement pursuant to Section 8.1(c) or (f) and prior to such termination or within twelve (12) months thereafter the Seller shall have entered into an agreement to engage in an Acquisition Transaction.

     (c) Seller Reimbursement. In order to induce the Seller to enter into this Agreement and to reimburse the Seller for its costs and expenses related to entering into this Agreement and seeking to consummate the transactions contemplated by this Agreement, the Buyer will make a cash payment to the Seller of an amount equal to all out-of-pocket expenses and fees incurred by the Seller, including without limitation fees and expenses payable to all legal, accounting, financial and other professional advisors, relating to the Merger or the transactions contemplated by this Agreement not exceeding $1,800,000 in the aggregate if and only if the Seller has terminated this Agreement pursuant to
Section 8.1(b).

     (d) Limitation of Fees.  Notwithstanding anything herein to the contrary,
(i) the aggregate amount payable by the Seller pursuant to Section 8.3(a),
Section 8.3(b) and the terms of the Seller Option shall not exceed $15,000,000. For purposes of this Section 8.3(d), the amount payable pursuant to the terms of the Seller Option shall be the amount that would be paid pursuant to Section 7(a) thereof determined as if the Buyer had exercised the "put" of the entire Seller Option on the termination date (the "Option Value"). If the sum of the aggregate amount payable by the Seller pursuant to Section 8.3(a) and (b) and the Option Value exceeds $15,000,000, (i) the Buyer's out-of-pocket expenses and fees shall be paid in full and the amount payable pursuant to Section 8.3(b) and the Option Value shall be reduced in equal amounts so that such aggregate amount shall be equal to $15,000,000 and (ii) the number of shares purchasable upon the exercise of the Seller Option shall be correspondingly reduced as provided in the Seller Option.

     (e) Payments. Any payment required by this Section 8.3 will be payable by the party liable therefor to the other party (by wire transfer of immediately available funds to an account designated by the party entitled to such payment) within five (5) business days after demand by such party.

     (f) Enforcement.  The parties agree that the agreements contained in this
Section 8.3 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that damages upon termination of the Agreement under the circumstances referred to in Section 8.3(b) are not reasonably ascertainable and the payment pursuant to such section constitutes liquidated damages and not a penalty, and shall be Buyer's exclusive remedy upon such termination. The payments pursuant to Section 8.3(a) and 8.3(c) are intended to provide reimbursement for out-of-pocket expenses and not damages for termination of this Agreement under the circumstances referred to therein, and such payments shall not relieve any party from liability for the willful breach by it of any of its representations, warranties, covenants or agreements contained in this Agreement (it being understood that a termination pursuant to Section 8.1(e) does not involve a willful breach) and the nonbreaching party may pursue any remedies available to it at law or in equity, including recovery of such damages to which it may be entitled. Notwithstanding anything to the contrary contained in Section 8.3, if one party fails to promptly pay to the other any amount due under Section 8.3, in addition to any amounts paid or payable pursuant to such section, the defaulting party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Barnett Bank, N.A. from the date such fee was required to be paid.

     8.4 Amendment. This Agreement may not be amended except by an instrument signed by each party hereto; provided, however, that after adoption of this Agreement by the shareholders of the Seller, without the further approval of the shareholders of the Seller, no amendment may be made that (a) alters or changes the amount or kind of consideration to be received as provided herein or (b) alters or changes any of the terms of this Agreement if such alteration or change would materially adversely affect the shareholders of the Seller.

     8.5 Waiver.  At any time prior to the Effective Time, any party hereto may,
(a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

                          SECTION 9 -- INDEMNIFICATION

     9.1 Survival. Notwithstanding any right of any party to fully investigate the affairs of the other party and notwithstanding any knowledge of facts determined or determinable by such party pursuant to such investigation or right of investigation, each party has the right to rely fully upon the representations, warranties, covenants and agreements of each other party in this Agreement or in any certificate, financial statement or other document delivered by any party pursuant hereto. All such representations, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder, subject to the limitations set forth in Section 9.4. No person shall have a right to recovery against any party (or any officer, director, employee or agent of a party) other than through the exercise of the indemnification rights set forth in Sections 9.2 or 9.3, which shall constitute the sole and exclusive remedy after the Closing Date for any breach by a party of any representation, warranty or covenant contained herein or in any certificate or other instrument delivered pursuant hereto, other than a fraudulent or intentional breach.

     9.2 Obligation of Seller to Indemnify. Subsequent to the Effective Time, the holders of Seller Stock outstanding immediately prior to the Effective Time, shall, to the extent of their interest in the Escrow Account held pursuant to the Escrow Agreement:

     (a) indemnify and hold harmless the Buyer (and its directors, officers, employees, agents, affiliates and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses, including interest and penalties imposed or assessed by any judicial or administrative body and reasonable attorneys' fees, whether or not arising out of third-party claims and including all amounts paid in investigation, defense or settlement of the foregoing pursuant to this Section 9 ("Losses") based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation or warranty (without regard to any exceptions for materiality or material adverse effect) or covenant of the Seller contained herein or in any certificate delivered pursuant hereto; and

     (b) indemnify and hold harmless the Buyer on account of the disposition of the Project under Section 4.17 in a transaction providing aggregate proceeds to the Seller (net of transaction expenses) of $5,900,000 or less, provided that disposition of the Project at a price not exceeding $5,900,000 was required, in the opinion of Buyer's independent accountants, to satisfy the condition contained in Section 6.5(b), it being agreed that the amount payable pursuant to this Section 9.2(b) is $5,670,000.

     9.3 Obligation of the Buyer to Indemnify. Subsequent to the Effective Time, the Buyer agrees to indemnify and hold harmless the holders of the Seller Stock outstanding immediately prior to the Effective Time (and their respective directors, officers, employees, agents, affiliates and assigns) from and against any Losses based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty or covenant of the Buyer contained herein or in any certificate delivered pursuant hereto.

     9.4 Limitations on Indemnification. Notwithstanding the foregoing, the right to indemnification under this Section 9 shall be subject to the following terms:

     (a) No indemnification shall be payable pursuant to Section 9.2(a) or 9.3 unless the amount of all claims for indemnification pursuant to the applicable Section exceeds $1,000,000 in the aggregate, and then such indemnification shall be payable only for the amounts which exceed $1,000,000.

     (b) No indemnification shall be payable pursuant to Section 9.2 or 9.3 after the earlier of one year after the Effective Time or the issuance of the first audited financial statements of the combined corporation (the "Expiration Date"), except with respect to claims made prior to the Expiration Date but not then resolved.

     (c) All indemnification claims under Section 9.2 shall be satisfied in full from the Escrow Account held pursuant to the Escrow Agreement.

     (d) The limitations of Sections 9.4(a), (b) and (c) shall not apply in the case of a fraudulent or intentional misrepresentation or breach by any party.

     (e) In determining the amount of any indemnity under Section 9.2(a) or 9.3, there shall be taken into account any tax benefit, insurance proceeds or other similar recovery or offset realized, directly or indirectly, by the party to be indemnified.

     9.5 Notice and Defense of Claims. Promptly after receipt of notice of any third-party claim that could result in a Loss for which a party may seek indemnification hereunder, such party shall give written notice thereof to the indemnifying party (the Shareholder Representative designated in the Escrow Agreement in the case of the holders of the Seller Stock), but such notification shall not be a condition to indemnification hereunder except to the extent of actual prejudice to the indemnifying party. The notice shall state the information then available regarding the amount and nature of such claim, liability or expense and shall specify the provision or provisions of this Agreement under which the liability or obligation is asserted. If within 30 days after receiving such notice the indemnifying party gives written notice to the indemnified party stating that it intends to defend against such claim, liability or expense at its own cost and expense, then defense of such matter, including selection of counsel (subject to the consent of the indemnified party which consent shall not be unreasonably withheld), shall be by the indemnifying party and the indemnified party shall make no payment on such claim, liability or expense as long as the indemnifying party is conducting a good faith and diligent defense. Notwithstanding the foregoing, the indemnified party shall at all times have the right to fully participate in such defense at its own expense directly or through counsel; provided, however, if the named parties to the action or proceeding include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate under applicable standards of professional conduct, the expense of separate counsel for the indemnified party shall be paid by the indemnifying party. If no such notice of intent to dispute and defend is given by the indemnifying party, or if such diligent good faith defense is not being or ceases to be conducted, the indemnified party shall, at the expense of the indemnifying party, undertake the defense of such claim, liability or expense with counsel selected by the indemnified party, and shall have the right to compromise or settle the same exercising reasonable business judgment. The indemnified party shall make available all information and assistance that the indemnifying party may reasonably request and shall cooperate with the indemnifying party in such defense.

                          SECTION 10 -- MISCELLANEOUS

     10.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when so delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

          (i) if to the Buyer, to:

                            TECO Energy, Inc.
                            702 North Franklin Street
                            Tampa, FL 33602
                            Fax: (813) 228-4811
                            Attn: Timothy L. Guzzle, Chairman

                            with copies to:

                            Roger H. Kessel, Esq.
                            Senior Vice President-General Counsel
                            TECO Energy, Inc.
                            702 North Franklin Street
                            Tampa, FL 33602
                            Fax: (813) 228-4811

                            David R. Pokross, Jr., Esq.
                            Palmer & Dodge LLP
                            One Beacon Street
                            Boston, MA 02108
                            Fax: (617) 227-4420

          (ii) if to the Seller, to:

                            Lykes Energy, Inc.
                            111 East Madison Street
                            Tampa, FL 33602
                            Fax: (813) 272-0275
                            Attn: Tom L. Rankin, Chairman

                            with a copy to:

                            Nathan B. Simpson, Esq.
                            Macfarlane Ferguson & McMullen
                            111 Madison Street
                            Tampa, FL 33602
                            Fax: (813) 273-4256

     Any party may by notice given in accordance with this section to the other parties designate another address or person for receipt of notices hereunder.

     10.2 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the Merger and related transactions, and supersedes all prior agreements, written or oral, with respect thereto, except that the confidentiality agreement between the parties dated October 14, 1996 shall remain in effect.

     10.3 Governing Law. This Agreement is governed by the laws of the State of Florida without regard to its conflict of law principles.

     10.4 Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the other party hereto.

     10.5 Section Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

     10.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

     10.7 Disclosure Schedules. The Disclosure Schedules are a part of this Agreement as if fully set forth herein.

     IN WITNESS WHEREOF, the parties have executed this Agreement under seal as of the date first stated above.

                                          TECO ENERGY, INC.

                                          By

                                            ------------------------------------
                                            Timothy L. Guzzle
                                            Chairman

                                          LYKES ENERGY, INC.

                                          By
                                          --------------------------------------
                                            Tom L. Rankin
                                            Chairman

                                                                       EXHIBIT A

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT dated November 21, 1996, is between Lykes Energy, Inc. ("Issuer"), a Florida corporation, and TECO Energy, Inc. ("Grantee"), a Florida corporation. Grantee and Issuer have concurrently with the execution of this Agreement entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"). As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined). Capitalized terms used herein but not defined herein shall have the meanings set forth in the Merger Agreement.

     Accordingly, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Grant of Option.

          (a) Issuer hereby grants Grantee an irrevocable option (the "Option") to purchase up to 212,664 shares (the "Shares") of common stock, par value $.10 per share, of Issuer (the "Common Stock") (being 19.9% of the number of shares of Common Stock outstanding as of the date hereof) in the manner set forth below, at a price (the "Exercise Price") per Share of $280.72, payable in cash. The number of Shares that may be purchased upon exercise of this Option and the Exercise Price are subject to adjustment as provided in Section 9.

          (b) Notwithstanding the foregoing, in no event shall the number of Shares for which the Option is exercisable exceed 19.9% of the number of issued and outstanding shares of Common Stock.

     2. Exercise of Option.

          (a) The Option may be exercised by Grantee, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by Grantee under circumstances which could entitle Grantee to a payment under Section 8.3(b) of the Merger Agreement, regardless of whether the Merger Agreement is actually terminated or whether there occurs a closing of any Acquisition Transaction (any such event by which the Merger Agreement becomes so terminable being referred to herein as a "Trigger Event").

        (b) (i) Issuer shall notify Grantee promptly in writing of the occurrence of any Trigger Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option.

             (ii) In the event Grantee wishes to exercise the Option, Grantee shall deliver to Issuer written notice (an "Exercise Notice") specifying the total number of Shares it wishes to purchase.

             (iii) Upon the giving by Grantee to Issuer of the Exercise Notice and the tender of the applicable aggregate Exercise Price and provided that the conditions to Issuer's obligation to issue the Shares to Grantee hereunder set forth in Section 3 have been satisfied or waived, Grantee shall be deemed to be the holder of record of the Shares issuable upon such exercise, notwithstanding that the stock transfer book of Issuer shall then be closed or that certificates representing such Shares shall not then be actually delivered to Grantee.

             (iv) Each closing of a purchase of Shares (a "Closing") shall occur at a place, on a date, and at a time designated by Grantee in an Exercise Notice delivered at least two business days prior to the date of the Closing.

          (c) The Option shall terminate upon the earliest to occur of:

             (i) the Effective Time of the Merger;

             (ii) the termination of the Merger Agreement pursuant to Section
        8.1 thereof other than under circumstances which could entitle Grantee to a payment under Section 8.3(b) of the Merger Agreement; and

             (iii) 180 days following any termination of the Merger Agreement upon or during the continuance of a Trigger Event or, if at the expiration of such 180 day period, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, including any applicable waiting period under the HSR Act, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal, but in no event under this clause (iii) later than June 30, 1998, provided that, if Sections 8.3(b)(i) or (iii) of the Merger Agreement are applicable as a result of the termination of the Merger Agreement and a Trigger Event has not occurred prior to 150 days following such termination, such 180 day period shall be extended to the date which is 30 days after the Trigger Event under Sections 8.3(b)(i) or (iii) of the Merger Agreement and the June 30, 1998 expiration date shall not apply.

          (d) Notwithstanding the foregoing, the Option may not be exercised if Grantee is in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement or in the Merger Agreement.

     3. Conditions to Closing. The obligation of Issuer to issue the Shares to Grantee hereunder is subject to the conditions that:

          (a) any waiting period applicable to the issuance of the Shares hereunder under the HSR Act shall have expired or terminated;

          (b) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any federal, state or local administrative agency or commission or other federal, state or local governmental authority, if any, required in connection with the issuance and acquisition of the Shares hereunder shall have been obtained or made; and

          (c) no restraining order or injunction of any court or order of any governmental authority of competent jurisdiction which prevents such issuance shall be in effect.

     4. Closing.  At any Closing,

          (a) Issuer shall deliver to Grantee or its designee a single certificate in definitive form representing the number of Shares designated by Grantee in its Exercise Notice, such certificate to be registered in the name of Grantee and to bear the legend set forth in Section 10;

          (b) Grantee shall deliver to Issuer the aggregate price for the Shares so designated and being purchased by wire transfer of immediately available funds or certified check or bank check; and

          (c) Issuer shall pay all expenses, and any and all United States federal, state and local taxes, and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 4.

     5. Representations and Warranties of Issuer. Issuer represents and warrants to Grantee that:

          (a) Issuer has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder;

          (b) this Agreement has been duly executed and delivered by Issuer and constitutes a valid and binding obligation of Issuer, enforceable against Issuer in accordance with its terms, except as may be limited by general principles of equity and by bankruptcy, insolvency and other similar laws affecting creditors' rights and remedies generally;

          (c) Issuer has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Option, and at all times from the date hereof through the expiration of the Option will have reserved, 212,712 authorized and unissued Shares, such amount being subject to adjustment as provided in Section 9, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid, nonassessable and free of any preemptive right;

          (d) upon delivery of the Shares to Grantee upon the exercise of the Option, Grantee will acquire the Shares free and clear of all claims, liens, charges, encumbrances and security interests of any nature whatsoever;

          (e) the execution, delivery and performance of this Agreement by Issuer and the consummation by Issuer of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of Issuer, (ii) violate or result in the breach of any of the terms or conditions of, result in modification of the effect of, or otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which Issuer is a party or to which Issuer or any of its assets or properties is bound or subject, (iii) violate any law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body applicable to Issuer or by which any of Issuer's assets, properties or securities is bound, (iv) require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body; or (v) result in the creation of any lien or other encumbrance on the assets, properties or securities of Issuer, excluding from the foregoing clauses (ii), (iii), (iv) and (v) any exceptions to the foregoing that, in the aggregate, would not have a material adverse effect on the Business of Issuer or on the ability of Issuer to consummate the transaction contemplated hereby; and

          (f) none of Issuer, any of its affiliates or anyone acting on its or their behalf, has issued, sold or offered any security of Issuer to any person under circumstances that would cause the issuance and sale of Shares, as contemplated by this Agreement, to be subject to the registration requirements of the Securities Act as in effect on the date hereof, and, assuming the representations and warranties of Grantee contained in Section 6(c) are true and correct, the issuance, sale and delivery of the Shares hereunder would be exempt from the registration and prospectus delivery requirements of the Securities Act, as in effect on the date hereof (and Issuer shall not take any action which would cause the issuance, sale, and delivery of Shares hereunder not to be exempt from such requirements).

     6. Representations and Warranties of Grantee. Grantee represents and warrants to Issuer that:

          (a) Grantee has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder;

          (b) this Agreement has been duly executed and delivered by Grantee and constitutes a valid and binding obligation of Grantee, enforceable against Grantee in accordance with its terms, except as may be limited by general principles of equity and by bankruptcy, insolvency and other similar laws affecting creditors' rights and remedies generally; and

          (c) any Shares acquired upon exercise of the Option will be acquired for Grantee's own account for investment purposes only and will not be, and the Option is not being, acquired by Grantee with a view to the public distribution thereof, in violation of any applicable provision of the Securities Act.

     7. Certain Repurchases.

          (a) "Put". At the request of Grantee by written notice (x) at any time during which the Option is exercisable pursuant to Section 2 (the "Repurchase Period"), Issuer (or any successor entity thereof) shall repurchase from Grantee all or any portion of the Option as requested by Grantee, at the price set forth in subparagraph (i) below or (y) at any time prior to January 31, 1999, Issuer (or any successor entity thereof) shall repurchase from Grantee all or any portion of the Shares purchased by Grantee pursuant to the Option as requested by Grantee, at the price set forth in subparagraph (ii) below:

             (i) the difference between the "Market/Offer Price" (as defined below) for shares of Common Stock as of the date Grantee gives notice of its intent to exercise its rights under this Section 7 and the Exercise Price, multiplied by the number of Shares purchasable pursuant to the Option (or portion thereof with respect to which Grantee is exercising its rights under this Section 7), but only if the Market/Offer Price is greater than the Exercise Price. For purposes of this subparagraph (i), "Market/Offer Price" shall mean, as of any date, the higher of (x) the highest price per share offered as of such date pursuant to any Acquisition Transaction which would have entitled Grantee to a payment under Section 8.3(b) of the Merger Agreement and which was initiated prior to such date and not terminated or withdrawn as of such date and
        (y) the Fair Market Value (as defined below) of the Common Stock as of such date. For purposes of this Agreement, the "Fair Market Value" of the Common Stock shall mean the average of the daily closing sales prices during the ten trading days prior to the fifth trading day preceding the date of determination on an established national stock exchange or national inter-dealer quotation system on which the Common Stock is regularly traded or, if it not so traded during such period, the fair market value of the Common Stock as determined by an investment banking firm of nationally recognized standing experienced in the valuation of companies in the natural gas distribution industry selected by Grantee which does not provide material services to Grantee. Grantee may, at its option, waive a determination of Fair Market Value.

             (ii) the product of (x) the sum of (A) the Exercise Price paid by Grantee per Share acquired pursuant to the Option, and (B) the difference between the "Offer Price" (as defined below) and the Exercise Price, but only if the Offer Price is greater than the Exercise Price, and (y) the number of Shares so to be repurchased pursuant to this
        Section 7. For purposes of this clause (ii), the "Offer Price" shall be the highest price per share offered pursuant to any Acquisition Transaction during the Repurchase Period prior to the delivery by Grantee of a notice of repurchase which would have entitled Grantee to a payment under Section 8.3(b) of the Merger Agreement.

          (b) Payment and Redelivery of Options or Shares. In the event Grantee exercises its rights under this Section 7, Issuer shall, within ten business days thereafter, pay the required amount to Grantee in immediately available funds and Grantee shall surrender to Issuer the Option or the certificate or certificates evidencing the Shares purchased by Grantee pursuant hereto, and Grantee shall warrant that it owns the Option or such Shares and that the Option or such Shares are then free and clear of all liens, claims, damages, charges and encumbrances of any nature whatsoever.

          (c) Repurchase Price Reduced at Grantee's Option. In the event the repurchase price specified in Section 7(a) would subject the purchase of the Option or the Shares purchased by Grantee pursuant to the Option to a vote of the shareholders of Issuer pursuant to applicable law or the Issuer's Articles, then Grantee may, at its election, reduce the repurchase price to an amount which would permit such repurchase without the necessity for such a shareholder vote.

     8. Registration Rights.

          (a) Following the termination of the Merger Agreement, Grantee, to the extent that it owns Shares, may by written notice (the "Registration Notice") to Issuer, request Issuer to register under the Securities Act all or any part of the Shares beneficially owned by Grantee (the "Registrable Securities") for sale from time to time in market transactions or pursuant to a bona fide underwritten public offering (a "Permitted Offering").

          (b) Issuer (and/or any person designated by Issuer) shall thereupon have the option exercisable by written notice delivered to Grantee within ten business days after the receipt of the Registration Notice, irrevocably to agree to purchase all or any part of the Shares proposed to be so sold for cash at a price (the "Option Price") equal to the product of (i) the number of Shares to be so purchased by the Issuer and (ii) the then Fair Market Value of such shares.

          (c) Any purchase of Shares by Issuer (or its designee) under Section 8(b) shall take place at a closing to be held at the principal executive offices of Issuer or at the offices of its counsel at any reasonable date and time designated by Issuer and/or such designee in such notice within twenty business days after delivery of such notice, and any payment for the shares to be so purchased shall be made by delivery at the time of such closing in immediately available funds.

          (d) If Issuer does not elect to exercise its option pursuant to this
     Section 8 with respect to all Shares proposed to be so sold, it shall use its best efforts to effect, as promptly as practicable, the registration under the Securities Act of such unpurchased Shares; provided, however, that:

             (i) Grantee shall not be entitled to demand more than an aggregate of two effective registration statements hereunder, and

             (ii) Issuer will not be required to file any such registration statement during any period of time (not to exceed 40 days after such request in the case of clause (A) below or 90 days in the case of clauses (B) and (C) below) when

                (A) Issuer is in possession of material nonpublic information which it reasonably believes would be detrimental to be disclosed at such time and, in the opinion of counsel to Issuer, such information would be required to be disclosed if a registration statement were filed at that time;

                (B) Issuer is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or

                (C) Issuer determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Issuer or any of its affiliates.

          (e) Issuer shall use its reasonable best efforts:

             (i) to keep any registration effected under this Section 8 effective for a period of not less than 90 days from its effective date; and

             (ii) to cause any Shares registered pursuant to this Section 8 to be qualified for sale under the securities or Blue Sky law of such jurisdictions as Grantee may reasonably request and continue such registration or qualification in effect in such jurisdiction; provided, however, that Issuer shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

          (f) The registration rights set forth in this Section 8 are subject to the condition that Grantee shall provide Issuer with such information with respect to the Shares, the plans for the distribution thereof, and such other information with respect to Grantee as, in the reasonable judgment of counsel for Issuer, is necessary to enable Issuer to include in such registration statement all material facts required to be disclosed with respect to a registration hereunder.

          (g) A registration effected under this Section 8 shall be effected at Issuer's expense, except for underwriting discounts and commissions and the fees and disbursements of counsel to Grantee, and Issuer shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as is customary in connection with underwritten public offerings as such underwriters may reasonably require.

          (h) In connection with any registration effected under this Section 8, the parties agree:

             (i) to indemnify each other and the underwriters, if any, in the customary manner;

             (ii) if the offering is underwritten, to enter into an underwriting agreement in form and substance customary for transactions of such type with the proposed managing underwriter (the "Manager") and the other underwriters participating in such offering; and

             (iii) to take all further actions which shall be reasonably necessary to effect such registration and sale (including if the Manager deems it necessary, participating in road show presentations).

          (i) Issuer shall be entitled to include (at its expense) additional shares of its Common Stock in a registration effected pursuant to this
     Section 8 only if and to the extent the Manager determines that such inclusion will not adversely affect the prospects for success of such offering.

          (j) Except as provided in Section 11(b), any subsequent holder of Shares shall be entitled to the registration rights under this Section 8, provided that if there is more than one holder of Shares, such rights may be exercised only by the holders of a majority of such Shares.

     9. Adjustment of Number of Shares.

          (a) Without limiting any restrictions on Issuer contained in this Agreement or in the Merger Agreement, in the event of any change in Common Stock by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares, securities or other property subject to the Option, and the purchase price per share provided in Section 1, shall be adjusted appropriately to restore to Grantee its rights hereunder, including the right to purchase from Issuer (or its successors) shares of Common Stock (or such other shares, securities or other property into which Common Stock has been so changed) representing 19.9% of the outstanding Common Stock for the aggregate Exercise Price calculated as of the date of this Agreement as provided in Section 1.

          (b) If, as a result of the application of the limitations on payments contained in Section 8.3(d) of the Merger Agreement, the maximum payment upon the "put" of the entire Option under Section 7(a) of this Agreement is limited, the number of shares of Common Stock shall be reduced to the maximum number of shares that would, if the "put" of the Option provided in
     Section 7(a) of this Agreement were exercised on the termination date under the Merger Agreement, result in such maximum payment as so limited.

     10. Restrictive Legends. Each certificate representing shares of Common Stock issued to Grantee hereunder shall include a legend in substantially the following form:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF NOVEMBER 21, 1996, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER UPON REQUEST.

     It is understood and agreed that:

             (i) the reference to the resale restrictions of the Securities Act and state securities or Blue Sky laws in the foregoing legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act or such laws;

             (ii) the reference to the provisions to this Agreement in the foregoing legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and

             (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied.

     In addition, such certificates shall bear any other legend as may be required by law. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in this Section 10.

     11. Binding Effect; No Assignment.

          (a) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided in this Agreement or by operation of law, this Agreement is not assignable without the prior written consent of the other party.

          (b) Any Shares sold by Grantee in compliance with the provision of
     Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement, and any transferee of such Shares shall not be entitled to the registration rights of Grantee under this Agreement.

     12. Specific Performance. The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specified terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or equity.

     13. Validity.

          (a) The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision and the economic effects thereof.

          (b) If for any reason any such court or authority determines that Grantee is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1 hereof (as the same may be adjusted), it is the express intention of Issuer to allow Grantee to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

     14. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

     (A) If to Grantee to:

        TECO Energy, Inc.
        702 North Franklin Street
        Tampa, FL 33602
        Fax: (813) 228-4811
        Attn: Timothy L. Guzzle, Chairman

        with copies to:

        Roger H. Kessel, Esq.
        Senior Vice President-General Counsel
        TECO Energy, Inc.
        702 North Franklin Street
        Tampa, FL 33602
        Fax: (813) 228-4811

         David R. Pokross, Jr., Esq.
         Palmer & Dodge LLP
        One Beacon Street
        Boston, MA 02108
        Fax: (617) 227-4420

     (B) If to Issuer to:

        Lykes Energy, Inc.
        111 East Madison Street
        Tampa, FL 33602
        Fax: (813) 272-0275
        Attn: Tom L. Rankin, Chairman

        with a copy to:

        Nathan B. Simpson, Esq.
        Macfarlane Ferguson & McMullen
        111 Madison Street
        Tampa, FL 33602
        Fax: (813) 273-4256

     Any party may by notice given in accordance with this section to the other party designate another address or person for receipt of notices hereunder.

     15. Governing Law. This Agreement is governed by the laws of the State of Florida without regard to its choice of law principles.

     16. Section Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     18. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

     19. Extension of Time Periods. The time periods for exercise of certain rights under Sections 2, 6 and 7 shall be extended (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods and (ii) to the extent necessary to avoid any liability under Section 16(b) of the Exchange Act by reason of such exercise.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date first stated above.

                                          TECO ENERGY, INC.

                                          By:
                                          --------------------------------------
                                            Timothy L. Guzzle
                                            Chairman

                                          LYKES ENERGY, INC.

                                          By:

                                            ------------------------------------
                                            Tom L. Rankin
                                            Chairman

                                                                       EXHIBIT B

                                ESCROW AGREEMENT

     This Escrow Agreement dated             , 199 is among TECO Energy, Inc.
(the "Buyer"), a Florida corporation,             , as the representative of the
shareholders (the "Shareholder Representative") of Lykes Energy, Inc. (the "Seller"), a Florida corporation, and NationsBank, N.A. (South), as escrow agent (the "Escrow Agent").

                             PRELIMINARY STATEMENT

     Pursuant to an Agreement and Plan of Merger dated as of November 21, 1996 (the "Merger Agreement") between the Buyer and the Seller, the Buyer is acquiring the Seller through the merger of the Seller into the Buyer (the "Merger"). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

     The holders of Seller Stock outstanding immediately prior to the Merger (the "Shareholders") will indemnify the Buyer as provided in Section 9 of the
Merger Agreement through the deposit of           shares of Buyer Common Stock
(the "Escrow Shares") pursuant to Section 1.11 of the Merger Agreement. [A list of all Shareholders and their pro rata interest in the Escrow Shares is attached hereto as Schedule I.]

     The parties hereto agree as follows:

     1. Establishment of Escrow. The Buyer has delivered to the Escrow Agent and the Escrow Agent acknowledges receipt of the Escrow Shares in the form of a single stock certificate. The Escrow Shares shall be held in escrow in the name of the Escrow Agent or its nominee, subject to the terms and conditions set forth herein. Unless and until the Escrow Shares are returned to the Buyer or delivered to the Shareholders pursuant to the terms of this Agreement, the Escrow Agent shall vote the Escrow Shares in accordance with the written instructions of the Shareholder Representative.

     2. Amounts Earned on Escrow Shares; Tax Matters. All amounts earned on the Escrow Shares (dividends or other distributions) shall be distributed pro rata to the Shareholders from time to time upon the request of the Shareholder Representative. The parties agree that to the extent permitted by applicable law, the Shareholders will include all amounts earned on the Escrow Shares in their gross income for federal, state and local income tax (collectively, "income tax") purposes and pay any income tax resulting therefrom. The Escrow Agent has been previously furnished with all information necessary to enable it to comply with the reporting and backup withholding requirements of the Internal Revenue Code of 1986, as amended.

     3. Claims Against Escrow Shares.

          (a) At any time or times prior to the Expiration Date (as defined below), the Buyer may make claims against the Escrow Shares for amounts due for indemnification under Section 9 of the Merger Agreement. The Buyer shall notify the Shareholder Representative and the Escrow Agent in writing of each such claim, including a brief description of the amount and nature of such claim. Each such notice delivered to the Escrow Agent by the Buyer shall contain a representation of the Buyer to the effect that the Buyer has delivered a copy of such notice to the Shareholder Representative prior to or simultaneously with its delivery to the Escrow Agent. In the event that the amount subject to the claim is unliquidated, the Buyer shall make a good faith estimate as to the amount of the claim for purposes of determining the number of Escrow Shares, if any, to be withheld by the Escrow Agent if such claim is not resolved or otherwise adjudicated by the Expiration Date. If the Shareholder Representative disputes such claim, the Shareholder Representative shall give written notice thereof to the Buyer and to the Escrow Agent within thirty days after the date the Buyer's notice of claim was delivered to the Shareholder Representative, in which case the Escrow Agent shall continue to hold the Escrow Shares in accordance with the terms of this Agreement; otherwise, such claim shall be deemed to have been acknowledged to be payable in shares out of the Escrow Shares in the full amount thereof as set forth in the claim and the Escrow Agent shall pay such claim from the Escrow Shares to the Buyer as soon as practicable after expiration of that thirty-day period. The Escrow Agent shall effect such payment of Escrow Shares to the Buyer by surrendering such Escrow Shares to the Buyer's transfer agent (Bank of Boston, c/o Boston EquiServe, L.P., Mail Stop 45-02-09, P. O. Box 644, Boston, MA 02102) for cancellation upon receipt by the Escrow Agent of a copy of a letter from the Buyer to the Buyer's transfer agent, instructing such transfer agent to issue a new certificate to the Escrow Agent for the remaining Escrow Shares after giving effect to such payment. If the amount of the claim exceeds the aggregate value of the Escrow Shares, the Escrow Agent shall have no liability or responsibility for any deficiency. The value per share of the Escrow Shares for purposes of this Agreement shall
     be $            (1) (the "Closing Market Value"). The Escrow Agent may rely conclusively on the per share value set forth herein for the purpose of determining the amount of shares required to pay a claim. All claims paid out of the Escrow Shares shall be rounded to the nearest whole share. Under no circumstances shall the Shareholders or the Shareholder Representative have any right to substitute other property for the Escrow Shares or to change the per share value stated herein.

          (b) If the Shareholder Representative gives notice to the Buyer and the Escrow Agent pursuant to Section 3(a) disputing a Buyer claim, no distribution of the Escrow Shares shall be made by the Escrow Agent to the Buyer or to the Shareholders of the Set Aside Amount (as defined in Section 4(a)) with respect to such claim until either (i) such disputed claim has been resolved as evidenced by a written notice executed by the Buyer and the Shareholder Representative instructing the Escrow Agent as to the distribution of such Set Aside Amount or portion thereof or (ii) such dispute shall have been adjudicated in accordance with the arbitration procedures described in Section 4(b).

     4. Disputed Claims.

          (a) If the Shareholder Representative disputes an indemnification claim of the Buyer as above provided and subject to Section 3, the Escrow Agent shall set aside a portion of the Escrow Shares equal to the amount of the claim as set forth in the notice of the claim (the "Set Aside Amount"). In the event the Buyer notifies the Escrow Agent in writing that it has made out-of-pocket expenditures or anticipates that it will incur legal expenses in connection with any such disputed claim with respect to which it is entitled to be indemnified under the Merger Agreement, a portion of the Escrow Shares equal to such incurred or anticipated expenditures shall also be set aside and added to and become a part of the Set Aside Amount, provided that in the event that it shall be agreed (as evidenced by a written notice executed by the Buyer and the Shareholder Representative as described in Section 3(b)) or determined through an arbitration proceeding described in Section 4(b) that the Buyer is not entitled to indemnification with respect to such claim, the Buyer shall not be entitled to such shares.

          (b) If the Escrow Agent does not receive written notice executed by the Buyer and the Shareholder Representative within sixty days after the Shareholder Representative sends notice of such dispute to the effect that the disputed indemnification claim has been resolved, the indemnification claim shall be referred to an arbitrator chosen by agreement of the Shareholder Representative and the Buyer. If no agreement is reached regarding selection of the arbitrator within thirty days after written request from either party to the other, the Buyer or the Shareholder Representative may submit the matter in dispute to the American Arbitration Association, to be settled by arbitration in Tampa, Florida in accordance with the commercial arbitration rules of the Association. The Buyer and the Shareholder Representative agree to act in good faith to mutually select an arbitrator. The fees and expenses of any arbitration shall be borne by the Shareholders and the Buyer in such proportions as shall be determined by the arbitrator, or if there is no such determination, then such fees and expenses shall be borne equally by the Shareholders and the Buyer. In no event shall the Escrow Agent or Shareholder Representative (in such capacity) be responsible for any fees or expenses of any party to any arbitration proceeding. The determination of the arbitrator as to the amount, if any, of the indemnification claim that is properly allowable shall be conclusive and binding upon the parties hereto and judgment may be entered thereon

---------------

(1) Average of the closing prices of Buyer Common Stock as reported on the New York Stock Exchange for the twenty trading days ending on the third trading day prior to the Closing Date.

     in any court having jurisdiction in accordance with the Florida Arbitration Code. The Escrow Agent shall make payment of such claim, as and to the extent allowed, to the Buyer out of the Set Aside Amount as soon as practicable following its receipt of a copy of the arbitration award determination.

     5. Termination. This Agreement shall terminate upon the earlier of (i) one year after the Effective Time (as defined in Section 1.2 of the Merger Agreement) and (ii) the issuance of the first combined audited financial statements of the Buyer and Seller (the "Expiration Date"), provided that there are no outstanding indemnification claims as to which the Escrow Agent has received notice pursuant to Section 3 on or prior to the Expiration Date; otherwise this Agreement shall continue in effect until the resolution of all such indemnification claims. The Buyer shall give the Escrow Agent prompt written notice of the occurrence of the Expiration Date. Upon receipt of such notice or as soon thereafter as is practicable, the Escrow Agent shall distribute the Escrow Shares less (i) the amount of any then existing Set Aside Amounts and (ii) the amount specified in any notice of a claim delivered to the Escrow Agent on or within thirty days prior to the Expiration Date with respect to which no Set Aside Amount has yet been established and the Escrow Agent has not otherwise been instructed by the Buyer and the Shareholder Representative. At such time thereafter as any remaining indemnification claim hereunder has been resolved and the Escrow Agent has received a written notice executed by the Buyer and the Shareholder Representative to that effect (or a copy of an arbitration award pursuant to Section 4(b) to that effect) and any amounts to be distributed to the Buyer in connection therewith have been so distributed, the Escrow Agent shall distribute any portion of the remaining Escrow Shares pro rata to the Shareholders. Upon the resolution of all outstanding indemnification claims hereunder, the Escrow Agent shall distribute the remaining amount, if any, of the Escrow Shares pro rata to the Shareholders and this Agreement shall terminate. The Buyer shall not be required to issue certificates for fractional shares in any distribution of Escrow Shares pursuant to this Agreement, but rather shall pay to the Escrow Agent for distribution to the Shareholders an amount in cash (without interest) determined by multiplying each Shareholder's fractional interest by the Closing Market Value. The Escrow Agent shall effect such distributions of Escrow Shares as it is required to make to the Shareholders under this Agreement by surrendering such Escrow Shares to the Buyer's stock transfer agent for cancellation upon receipt by the Escrow Agent of a copy of a letter from the Buyer to the Buyer's stock transfer agent, instructing such transfer agent to issue such shares pro rata to the Shareholders.

     6. The Escrow Agent.

          (a) Notwithstanding anything herein to the contrary, the Escrow Agent shall promptly dispose of all or any part of the Escrow Shares as directed by a writing jointly signed by the Shareholder Representative and the Buyer. The reasonable fees and expenses of the Escrow Agent in connection with its execution and performance of this Agreement as set forth on
     Schedule 2 hereto shall be borne by the Buyer. The Escrow Agent shall not be liable for any act or omission to act under this Agreement, including any and all claims made against the Escrow Agent as a result of its holding the Escrow Shares in its own name, except for its own gross negligence or willful misconduct. The Escrow Agent shall not be liable for, and the Buyer and the Shareholders shall jointly and severally indemnify and hold harmless the Escrow Agent and its directors, employees, officers, agents, successors and assigns against, any losses or claims (including reasonable out-of-pocket expenses) arising out of any action taken or omitted in good faith hereunder and reasonable costs of investigation and counsel fees and expenses which may be imposed on the Escrow Agent or reasonably incurred by it in connection with its acceptance of this appointment or performance of its duties hereunder. The Escrow Agent may decline to act and shall not be liable for failure to act if in doubt as to its duties under this Agreement. The Escrow Agent may act upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give any notice or instruction hereunder, reasonably believed by it to be authorized, has been duly authorized to do so. The Escrow Agent's duties shall be determined only with reference to this Agreement and applicable law and the Escrow Agent is not charged with knowledge of or any duties or responsibilities in connection with any other document or agreement, including without limitation, the Merger Agreement.

          (b) The Escrow Agent shall have the right at any time to resign hereunder by giving written notice of its resignation to the parties hereto, at the addresses set forth herein or at such other address as the parties shall provide, at least thirty days prior to the date specified for such resignation to take effect. In such event the Buyer shall appoint a successor escrow agent within that thirty-day period; if the Buyer does not designate a successor escrow agent within such period, the Escrow Agent may appoint a successor escrow agent. Upon the effective date of such resignation, the Escrow Shares together with all cash and other property then held by the Escrow Agent hereunder shall be delivered by it to such successor escrow agent or as otherwise shall be designated in writing by the Buyer and the Shareholder Representative.

          (c) In the event that the Escrow Agent should at any time be confronted with inconsistent or conflicting claims or demands by the other parties hereto, the Escrow Agent shall have the right to interplead the parties in any court of competent jurisdiction and request that such court determine the respective rights of the parties with respect to this Agreement and, upon doing so, the Escrow Agent shall be released from any obligations or liability to the other parties as a consequence of any such claims or demands.

          (d) The Escrow Agent may execute any of its powers or responsibilities hereunder and exercise any rights hereunder, either directly or by or through its agents or attorneys. Nothing in this Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as fiduciary or otherwise in any jurisdiction other than the State of Florida. The Escrow Agent shall not be responsible for and shall not be under a duty to examine, inquire into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any amendment or supplement hereto.

     7. Shareholder Representative.

          (a) In the event the Shareholder Representative shall die or resign or otherwise terminate his status as such, his successor shall be or such other person as the Shareholder Representative may appoint. If the successor Shareholder Representative shall die or resign or otherwise terminate his status as such, his successor shall be any person appointed by such successor Shareholder Representative or, in the case of the death of the successor Shareholder Representative or his failure to appoint a successor after a vacancy has been created, elected by the vote or written consent of a majority in interest of the Shareholders. All decisions of the Shareholder Representative shall be binding upon the Shareholders. The Shareholder Representative shall keep the Shareholders reasonably informed of his or her material decisions.

          (b) The Shareholder Representative is authorized to take any action deemed by him appropriate or necessary to carry out the provisions of, and to determine the rights of the Shareholders under this Agreement. The Shareholder Representative shall serve as the agent of the Shareholders for all purposes related to this Agreement, including without limitation service of process upon the Shareholders. By execution of this Agreement, the Shareholder Representative accepts and agrees to diligently discharge the duties and responsibilities of the Shareholder Representative set forth in this Agreement. The authorization and designation of the Shareholder Representative under this Section 7(b) shall be binding upon the successors and assigns of each Shareholder. The Buyer and the Escrow Agent shall be entitled to rely upon such authorization and designation and shall be fully protected in dealing with the Shareholder Representative, and shall have no duty to inquire into the authority of any person reasonably believed by any of them to be the Shareholder Representative.

          (c) The Shareholder Representative (i) shall not be liable to any of the Shareholders for any error of judgment, or action taken or omitted in good faith, or mistake of fact or law unless caused by his own gross negligence or willful misconduct, (ii) shall be entitled to treat as genuine any letter or other document furnished to him by the Buyer, the Shareholders or the Escrow Agent and believed by him to be genuine and to have been signed and presented by the proper party or parties and (iii) shall be reimbursed from the proceeds of Escrow Shares otherwise immediately deliverable to the Shareholders under the Escrow Agreement for counsel fees and other out-of-pocket expenses incurred by the Shareholder Representative in connection with this Agreement. Such reimbursement shall be made out of the net proceeds of Escrow Shares by the Escrow Agent as provided in Section 7(d).

          (d) The Shareholder Representative shall not be entitled to any compensation for services hereunder. To the extent the Shareholder Representative shall incur reasonable out-of-pocket costs in the performance of his duties hereunder, the Shareholder Representative shall be authorized to direct the Escrow Agent with prior notice to the Buyer to either (i) sell in the open market that number of Escrow Shares (up to one percent of the Escrow Shares) sufficient to generate net proceeds to reimburse the Shareholder Representative for such out-of-pocket costs or
     (ii) deliver or cause to be delivered to the Shareholder Representative such number of Escrow Shares (up to one percent of the Escrow Shares) as are equal to such out-of-pocket costs divided by the Closing Market Value (rounded to the nearest whole share). The Escrow Agent shall have sole discretion as to which of such methods it will use to effect such reimbursement.

     8. Governing Law. This Agreement is governed by the laws of the State of Florida without regard to its conflict of law provisions, and shall inure to the benefit of and be binding upon the successors, assigns, heirs and personal representatives of the parties hereto.

      9. Counterparts. This Agreement may be executed in two or more counterparts, all of which documents shall be considered one and the same document.

     10. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

     TO THE BUYER:

          TECO Energy, Inc.
        702 North Franklin Street
        Tampa, FL 33602
        Fax: (813) 228-4811
        Attn: Timothy L. Guzzle, Chairman

     With copies to:

          Roger H. Kessel, Esq.
        Senior Vice President-General Counsel
        TECO Energy, Inc.
        702 North Franklin Street
        Tampa, FL 33602
        Fax: (813) 228-4811

          David R. Pokross, Jr., Esq.
        Palmer & Dodge LLP
        One Beacon Street
        Boston, MA 02108
        Fax: (617) 227-4420

     TO THE SHAREHOLDER REPRESENTATIVE:

     TO ESCROW AGENT:

          Shari B. Sawyers
        Private Client Group
        NationsBank, N.A. (South)
        400 N. Ashley Drive, 6th Floor
        Tampa, FL 33602
        Fax: (813) 224-3658

Any party may by notice given in accordance with this section to the other parties designate another address or person for receipt of notices hereunder.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date first stated above.

                                          TECO ENERGY, INC.

                                          By
                                          --------------------------------------
                                            Title:

                                          SHAREHOLDER REPRESENTATIVE

                                          By
                                          --------------------------------------

                                          NATIONSBANK, N.A. (South)

                                          --------------------------------------
                                          as Escrow Agent

                                          By
                                          --------------------------------------
                                            Title:

                                   SCHEDULE I

                               PRO RATA INTEREST

                                 SHAREHOLDER                                   NUMBER OF SHARES
-----------------------------------------------------------------------------  ----------------

                                                                       EXHIBIT C

                                AFFILIATE LETTER

                                           , 1996

TECO Energy, Inc.
702 North Franklin Street
Tampa, FL 33602

Ladies and Gentlemen:

     Pursuant to the Agreement and Plan of Merger dated as of November 21, 1996 (the "Merger Agreement") among TECO Energy, Inc. ("TECO"), a Florida corporation, and Lykes Energy, Inc. ("LEI"), a Florida corporation, providing for the merger of LEI with and into TECO (the "Merger"), the undersigned will receive shares of common stock of TECO (the "TECO Shares") in exchange for the shares of common stock of LEI (the "LEI Shares") owned by the undersigned. In connection with receipt of the TECO Shares pursuant to the Merger:

     A. The undersigned represents, warrants and agrees as follows:

     1. Restriction on Resale of TECO Shares.

     (a) The undersigned has been advised that if the undersigned is an "affiliate" of LEI at the time the Merger Agreement was submitted for approval of the shareholders of LEI and a distribution by the undersigned of the TECO Shares has not been registered under the Securities Act of 1933, as amended (the "Act"), Rule 145 under the Act will restrict the undersigned's sales of TECO Shares received in the Merger. The undersigned will not sell or otherwise dispose of any TECO Shares, except pursuant to Rule 145(d) under the Act, an effective registration statement under the Act or an exemption from the registration requirements under the Act, provided that the undersigned may make bona fide gifts or distributions (including, if the undersigned is a partnership, to its partners) without consideration or transfers by operation of law, so long as any donee or transferee agrees not to sell, transfer or otherwise dispose of TECO Shares except as provided herein.

     (b) TECO is under no obligation to register the sale, transfer or other disposition by the undersigned of the TECO Shares or, except as provided in Paragraph B(1) below, to take any action necessary in order to make an exemption from registration available.

     2. Pooling of Interests

     (a) The undersigned will not engage and has not engaged in any sale, exchange, transfer, pledge, disposition or any other transaction that would result in a reduction in the risk of ownership (any such transaction, a "Sale") with respect to the LEI Shares owned by the undersigned during the 30 days prior to the effective date of the Merger.

     (b) The undersigned will not engage in any Sale of the TECO Shares until after such time as TECO has published financial results covering at least 30 days of combined operations of TECO and LEI after the effective date of the Merger.

     3. Continuity of Interest. The undersigned has no current plan or intention to engage in any Sale of TECO Shares that would result in a reduction in the risk of ownership with respect to more than 50% of the TECO Shares to be received by the undersigned pursuant to the Merger. The undersigned knows of no plan (written or oral) pursuant to which the holders of LEI Shares intend to engage in Sales of a number of TECO Shares which would, in the aggregate, constitute more than 50% of the value of the LEI Shares outstanding immediately prior to the Merger. A Sale of TECO Shares shall include for this purpose any Sale in contemplation of, or related or pursuant to, the Merger Agreement, including such a Sale of LEI Shares prior to the Merger.

     4. Miscellaneous.

     (a) The undersigned understands that the certificates representing the TECO Shares will be placed on the "stop-transfer list" maintained by TECO's transfer agent; will remain so listed so long as the restrictions imposed on the TECO Shares under Paragraphs A(1)(a) and A(2)(b) above remain in effect; and there will be placed on the certificates representing such shares and any certificates delivered in substitution or exchange therefor, a legend stating in substance:

        THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN AN AGREEMENT WITH THE ISSUER DATED
                    , INCLUDING WITHOUT LIMITATION A RESTRICTION THAT THESE SHARES MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH RULE 145(D) UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE ACT. THE ISSUER WILL FURNISH A COPY OF SUCH AGREEMENT TO THE HOLDER UPON WRITTEN REQUEST AND WITHOUT CHARGE.

     (b) The undersigned has carefully read this letter, including the limitations upon the disposition of the TECO Shares received by the undersigned contained herein, and has obtained such advice regarding execution of this letter as the undersigned deemed necessary.

     B. TECO represents, warrants and agrees as follows:

     1. For so long as and to the extent necessary to permit the undersigned to sell the TECO Shares pursuant to Rule 145 under the Act, TECO will use reasonable efforts to file, on a timely basis, all reports and data required to be filed with the Securities and Exchange Commission (the "SEC") by it pursuant to Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") so long as it is subject to such requirement, furnish to the undersigned upon request a written statement as to whether TECO has complied with such reporting requirements during the 12 months preceding any proposed sale under Rule 145 and otherwise use reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. TECO has filed all reports required to be filed with the SEC under
Section 13 of the Exchange Act during the preceding 12 months.

     2. TECO agrees that the stop transfer instructions and legend referred to in Paragraph A(4)(a) above shall be terminated or removed if the undersigned shall have delivered to TECO a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance satisfactory to TECO or other evidence satisfactory to TECO, to the effect that such instructions and legend are not required for the purposes of the Act and, in the case of Paragraph A(2)(b), counsel for TECO shall have determined that such instructions are no longer necessary for purposes of such paragraph.

     This letter agreement is governed by the laws of the State of Florida without regard to its conflict of laws principles.
                                          Very truly yours,

                                          --------------------------------------
                                          Name:
                                          Address:

Accepted:

TECO ENERGY, INC.

By

    ----------------------------------
    Title:

Dated:                          , 1997
      --------------------------

                          [CS FIRST BOSTON LETTERHEAD]

November 21, 1996

Board of Directors
Lykes Energy, Inc.
111 East Madison Street
Tampa, FL 33602

Members of the Board:

     You have asked us to advise you with respect to the fairness to the stockholders of Lykes Energy, Inc. ("Lykes") from a financial point of view of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger between TECO Energy, Inc. ("TECO") and Lykes dated as of November 21, 1996 (the "Merger Agreement"). The Merger Agreement provides for, among other things, a business combination of Lykes and TECO (the "Merger") which will be structured as a merger of Lykes into TECO, or an alternative structure as contemplated by the Merger Agreement. Pursuant to the Merger, the outstanding shares of common stock, par value $0.10 per share, of Lykes will be converted into a number of shares of common stock, par value $1.00 per share, of TECO ("TECO Common Stock") equal to $300 million divided by the "Market Value", which equals the average of the closing prices of TECO Common Stock as reported on the New York Stock Exchange for the 20 trading days ending on the third trading day prior to the consummation of the Merger (the "Merger Consideration"). However, (i) if the Market Value (determined as specified above) is less than $22.25 per share, the Market Value shall equal $22.25 for the purposes of determining the Merger Consideration and (ii) if the Market Value (determined as specified above) is greater than $27.25 per share, the Market Value shall equal $27.25 for the purposes of determining the Merger Consideration. Lykes has certain rights to terminate the Merger Agreement if the Market Value (determined as specified above) is less than $20.50, and TECO has certain rights to terminate the Merger Agreement if the Market Value (determined as specified above) is greater than $29.00.

     In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to Lykes and TECO, as well as the Merger Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by Lykes and TECO, and have met with the respective managements of Lykes and TECO to discuss the business and prospects of Lykes and TECO. We have not reviewed the recently formed limited partnership between Lykes and Duke/Louis Dreyfus L.L.C. and based on discussions with senior management have not assigned it a value in arriving at our opinion.

     We have also compared certain financial data of Lykes and TECO and certain stock market data of TECO with similar data for publicly held companies in businesses similar to those of Lykes and TECO, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other recent transactions which we have deemed relevant. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Lykes and TECO as to the future financial performance of Lykes and TECO. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Lykes or TECO, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the TECO Common Stock actually will be when issued to Lykes' stockholders pursuant to the Merger, or the prices at which such TECO Common Stock will trade subsequent to the Merger. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have assumed, with your consent, that the Merger will be treated as a pooling of interests for financial accounting purposes. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Lykes.

     We have acted as financial advisor to Lykes in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. In the past, we have performed certain investment banking and financial advisory services for Lykes and have received customary fees for such services. In the ordinary course of our business, CS First Boston and its affiliates may actively trade the debt and equity securities of TECO for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of Lykes in connection with its evaluation of the Merger and is not intended to be and shall not be deemed to constitute a recommendation to any stockholder of Lykes as to how such stockholder should vote on the proposed Merger. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without CS First Boston's prior written consent.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of Lykes in the Merger is fair to such stockholders from a financial point of view.

                                          Very truly yours,

                                          CS FIRST BOSTON CORPORATION

                                                                       EXHIBIT C

           PROVISION OF THE FLORIDA BUSINESS CORPORATION ACT RELATING
                  TO ACTION BY SHAREHOLDERS WITHOUT A MEETING

     (1) Unless otherwise provided in the articles of incorporation, action required or permitted by this act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in this state, its principal place of business, the corporate secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the corporation by delivery as set forth in this section.

     (2) Any written consent may be revoked prior to the date that the corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the corporation at its principal office or received by the corporate secretary or other officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

     (3) Within 10 days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action be such for which dissenters' rights are provided under this act, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of this act regarding the rights of dissenting shareholders.

     (4) A consent signed under this section has the effect of a meeting vote and may be described as such in any document.

     (5) In the event that the action to which the shareholders consent is such as would have required the filing of a certificate under any other section of this act if such action had been voted on by shareholders at a meeting thereof, the certificate filed under such other section shall state that written consent has been given in accordance with the provisions of this section.

     (6) Whenever action is taken pursuant to this section, the written consent of the shareholders consenting thereto or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

                                                                       EXHIBIT D

               PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT
                 RELATING TO RIGHTS OF DISSENTING SHAREHOLDERS

     607.1301 DISSENTERS' RIGHTS; DEFINITIONS. -- The following definitions apply to ss. 607.1302 and 607.1320:

          (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. --

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party:

             1. If the shareholder is entitled to vote on the merger, or

             2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

          (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

             1. Altering or abolishing any preemptive rights attached to any of his shares;

             2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

             3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

             4. Reducing the stated redemption price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

             5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

             6. Reducing the stated dividend preference of any of his preferred shares; or

             7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

          (f) Any corporate actin taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS. --

     (1)(a) If a proposed corporate action creating dissenters' rights under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

          1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

          2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under s.
607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607,1301, 607.1302, and 607,1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares as to which he dissents, and a demand for payment of the fair value of his shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit has certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any tine before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

          (a) Such demand is withdrawn as provided in this section;

          (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

          (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

          (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

          (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

          (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized by unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The share of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-K

(MARK ONE)

    X
---------   Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
            1934
            For the fiscal year ended December 31, 1995
                                                    OR
---------
            Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act
            of 1934
            For the transition period to
            Commission File Number 1-8180

                               TECO ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      FLORIDA                                  59-2052286
          (STATE OR OTHER JURISDICTION OF                   (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NUMBER)

                    TECO PLAZA                                    33602
              702 N. FRANKLIN STREET                           (ZIP CODE)
                  TAMPA, FLORIDA
          (ADDRESS OF PRINCIPAL EXECUTIVE
                      OFFICES)

Registrant's telephone number, including area code: (813) 228-4111

Securities registered pursuant to Section 12(b) of the Act:

                                                     NAME OF EACH EXCHANGE ON WHICH
                TITLE OF EACH CLASS                            REGISTERED
        -----------------------------------        -----------------------------------
           Common Stock, $1.00 par value                 New York Stock Exchange
           Common Stock Purchase Rights                  New York Stock Exchange

        SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: NONE

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. YES    X     NO
                                                ----      ----

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to
this Form 10-K.    X
                  ----

     The aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 29, 1996 was $2,924,007,675.

     Number of shares of the registrant's common stock outstanding as of February 29, 1996 was 116,960,307.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Portions of the Definitive Proxy Statement relating to the 1996 Annual Meeting of Shareholders of the registrant are incorporated by reference into
Part III.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I

ITEM 1.  BUSINESS.

TECO ENERGY

     TECO Energy, Inc. (TECO Energy) was incorporated in Florida in 1981, as part of a restructuring in which it became the parent corporation of Tampa Electric Company (Tampa Electric).

     TECO Energy currently owns no operating assets but holds all of the common stock of Tampa Electric and the other subsidiaries listed below. TECO Energy is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935.

     TECO Energy has seven principal, directly-owned subsidiaries:

     -- Tampa Electric, a Florida corporation and TECO Energy's largest subsidiary, is an electric utility that serves more than 501,000 retail customers in West Central Florida with a net system generating capability of 3,404 megawatts (MWs).

     -- TECO Diversified, Inc. (TECO Diversified), a Florida corporation formed in 1987, has four subsidiaries that conduct a substantial portion of the diversified activities of TECO Energy: TECO Coal Corporation (TECO
        Coal), TECO Coalbed Methane, Inc. (TECO Coalbed Methane), TECO Properties Corporation (TECO Properties) and TECO Transport & Trade Corporation (TECO Transport).

     -- TECO Power Services Corporation (TECO Power Services), a Florida corporation formed in 1987, has subsidiaries that own and operate independent power projects in Florida and in Guatemala. TECO Power Services also seeks other opportunities both in the southeastern United States and Latin America to develop independent power and cogeneration projects.

     -- TECO Investments, Inc. (TECO Investments), a Florida corporation formed in 1987, invests capital in short- and long-term securities and financial instruments.

     -- TECO Finance, Inc. (TECO Finance), a Florida corporation formed in 1987, is a source of debt capital primarily for the diversified activities of TECO Energy.

     -- TECO Gas & Oil, Inc. (TECO Gas & Oil), a Florida corporation formed in
        1995, is involved in the exploration and development of conventional gas and oil in the shallow gulf waters off Texas and Louisiana.

     -- TeCom Inc. (TeCom), a Florida corporation (formerly called TECO Energy
        Management Services Corporation) formed in 1994, is developing an advanced energy management and communications system, and is currently pilot testing this technology.

For financial information regarding TECO Energy's significant business segments see Note J on pages 52 and 53.

TECO Energy and its subsidiaries had 4,465 employees as of Dec. 31, 1995.

TAMPA ELECTRIC

     Tampa Electric was incorporated in Florida in 1899 and was reincorporated in 1949. Tampa Electric is a public utility operating wholly within the state of Florida and is engaged in the generation, purchase, transmission, distribution and sale of electric energy. The retail territory served comprises an area of about 2,000 square miles in West Central Florida, including substantially all of Hillsborough County and parts of Polk, Pasco and Pinellas Counties, and has an estimated population of over one million. The principal communities served are Tampa, Winter Haven, Plant City and Dade City. In addition, the utility engages in wholesale sales to other utilities which consist of broker economy, requirements and other types of service of varying duration and priority. Tampa Electric has three electric generating stations in or near Tampa and two electric generating stations located near Sebring, a city located in Highlands County in South Central Florida.

     Tampa Electric had 2,836 employees as of Dec. 31, 1995, of which 1,164 were represented by the International Brotherhood of Electrical Workers (IBEW) and 308 by the Office and Professional Employees International Union.

     In 1995, approximately 48 percent of Tampa Electric's total operating revenue was derived from residential sales, 29 percent from commercial sales, 10 percent from industrial sales and 13 percent from other sales including bulk power sales for resale.

     The sources of operating revenue for the years indicated were as follows:

                                                       1995         1994         1993
                                                     --------     --------     --------
                                                                 (MILLIONS)
          Residential..............................  $  523.3     $  505.5     $  464.1
          Commercial...............................     316.1        316.8        298.3
          Industrial-Phosphate.....................      61.7         58.3         55.1
          Industrial-Other.........................      45.0         50.0         48.9
          Sales for resale.........................      80.0         70.4         76.1
          Deferred revenues........................     (50.8)          --           --
          Other....................................     117.0         93.9         98.8
                                                     --------     --------     --------
                                                     $1,092.3     $1,094.9     $1,041.3
                                                     ========     ========     ========

     No material part of Tampa Electric's business is dependent upon a single customer or a few customers, the loss of any one or more of whom would have a significantly adverse effect on Tampa Electric, except that 8 customers in the phosphate industry accounted for 6 percent of operating revenues in 1995.

     Tampa Electric's business is not a seasonal one, but winter peak loads are experienced due to fewer daylight hours and colder temperatures, and summer peak loads are experienced due to use of air conditioning and other cooling equipment.

REGULATION

     The retail operations of Tampa Electric are regulated by the Florida Public Service Commission (FPSC), which has jurisdiction over retail rates, the quality of service, issuances of securities, planning, siting and construction of facilities, accounting and depreciation practices and other matters.

     Tampa Electric is also subject to regulation by the Federal Energy Regulatory Commission (FERC) in various respects including wholesale power sales, certain wholesale power purchases, transmission services and accounting and depreciation practices.

     Federal, state and local environmental laws and regulations cover air quality, water quality, land use, power plant, substation and transmission line siting, noise and aesthetics, solid waste and other environmental matters. See Environmental Matters on page 7.

     TECO Transport, TECO Coal and TECO Power Services' subsidiaries sell transportation services, coal, and generating capacity and energy, respectively, to Tampa Electric and to third parties. The transactions between Tampa Electric and these affiliates and the prices paid by Tampa Electric are subject to regulation by the FPSC and FERC, and any charges deemed to be imprudently incurred may not be allowed to be billed to Tampa Electric's customers. See Utility Regulation on pages 27 through 30. Except for transportation services performed by TECO Transport under the U.S. bulk cargo preference program, the prices charged by TECO Transport and TECO Coal subsidiaries to third-party customers are not subject to regulatory oversight. See also TECO Power Services on pages 10 and 11.

COMPETITION

     Tampa Electric's retail business is substantially free from direct competition with other electric utilities, municipalities and public agencies. At the present time, the principal form of competition at the retail level consists of natural gas for residences and businesses and the self-generation option available to larger users of electric energy. Such users, and possibly commercial and residential customers as well, may seek to expand their options through legislative and/or regulatory initiatives that would permit competition at the retail level. Tampa Electric intends to take all appropriate actions to retain and expand its retail business, to control costs, and provide high quality service to retail customers.

     There is presently active competition in the wholesale power markets in Florida, and this is increasing largely as a result of the Energy Policy Act of 1992 and related federal initiatives. This act removed certain regulatory barriers to independent power producers and required utilities to transmit power from such producers, utilities and others to wholesale customers under certain circumstances. Tampa Electric continues its cost reduction efforts to increase its wholesale business, which is dependent in part on access to transmission systems owned by others.

     In March 1995 the FERC issued its Notice Of Proposed Rulemaking on Open Access Transmission Services (NOPR). The NOPR would require open access to transmission systems and utilities owning transmission facilities (including Tampa Electric) to provide services to wholesale transmission customers comparable to those they provide to themselves on comparable terms and conditions, including price. Among other things the NOPR would unbundle transmission services from power sales and require owners of transmission systems to take service under their own transmission tariffs.

     In November 1995 the FERC accepted for filing Tampa Electric's open access transmission tariffs, which conform to the pro forma tariffs contained in the NOPR, subject to refund and the outcome of the final rule under the NOPR.

RETAIL PRICING

     In general, the FPSC's pricing objective is to set rates at a level that allows the utility to collect total revenues (revenue requirements) equal to its cost of providing service, including a reasonable return on invested capital.

     The basic costs, other than fuel and purchased power, of providing electric service are recovered through base rates, which are designed to recover the costs of owning, operating and maintaining the utility system. These costs include operation and maintenance expenses, depreciation and taxes, as well as a return on Tampa Electric's investment in assets used and useful in providing electric service (rate base). The rate of return on rate base, which is intended to approximate Tampa Electric's weighted cost of capital, includes its costs for debt and preferred stock, deferred income taxes at a zero cost rate and an allowed return on common equity. Base prices are determined in FPSC price setting hearings that occur at irregular intervals at the initiative of Tampa Electric, the FPSC or other parties.

     Fuel, Clean Air Act allowances, and certain purchased power costs are recovered through levelized monthly charges established pursuant to the FPSC's fuel adjustment and cost recovery clauses. These charges, which are reset semi-annually in an FPSC hearing, are based on estimated costs of fuel, Clean Air Act allowances and purchased power, and estimated customer usage for a specific recovery period, with a true-up adjustment to reflect the variance of actual costs from the projected charges for prior periods.

     The FPSC may disallow recovery of any costs that it considers imprudently incurred.

FUEL

     About 99 percent of Tampa Electric's generation for 1995 was from its coal-fired units. About the same level is anticipated for 1996.

     Tampa Electric's average fuel cost per million BTU and average cost per ton of coal burned have been as follows:

           AVERAGE COST PER MILLION BTU:             1995     1994     1993     1992     1991
    --------------------------------------------    ------   ------   ------   ------   ------
    Coal........................................    $ 2.15   $ 2.22   $ 2.26   $ 2.23   $ 2.22
    Oil.........................................    $ 2.76   $ 2.49   $ 2.69   $ 2.76   $ 3.21
    Gas.........................................        --       --   $ 3.52   $ 2.43   $ 1.98
    Composite...................................    $ 2.16   $ 2.22   $ 2.27   $ 2.24   $ 2.25
    Average cost per ton of coal burned.........    $50.97   $53.39   $54.55   $53.65   $53.87

     Tampa Electric's generating stations burn fuels as follows: Gannon Station burns low-sulfur coal; Big Bend Station burns coal of a somewhat higher sulfur content; Hookers Point Station burns low-sulfur oil; Phillips Station burns oil of a somewhat higher sulfur content; and Dinner Lake Station, which was placed on long-term reserve standby in March 1994, burns natural gas and oil.

     COAL. Tampa Electric burned approximately 7.4 million tons of coal during 1995 and estimates that its coal consumption will be 7.3 million tons for 1996. During 1995, Tampa Electric purchased approximately 68 percent of its coal under long-term contracts with six suppliers, including TECO Coal, and 32 percent of its coal in the spot market or under intermediate-term purchase agreements. About 23 percent of Tampa Electric's 1995 coal requirements were supplied by TECO Coal. During December 1995, the average delivered cost of coal (including transportation) was $47.99 per ton, or $2.01 per million BTU. Tampa Electric expects to obtain approximately 51 percent of its coal requirements in 1996 under longterm contracts with five suppliers, including TECO Coal, and the remaining 49 percent in the spot market.

     Tampa Electric's long-term coal contracts provide for revisions in the base price to reflect changes in a wide range of cost factors and for suspension or reduction of deliveries if environmental regulations should prevent Tampa Electric from burning the coal supplied, provided that a good faith effort has been made to continue burning such coal. Tampa Electric estimates that about 19 percent of its 1996 coal requirements will be supplied by TECO Coal. For information concerning transportation services and sales of coal by affiliated companies to Tampa Electric, see TECO Coal on pages 8 and 9 and TECO Transport on pages 9 and 10.

     In 1995, about 81 percent of Tampa Electric's coal supply was deep-mined, approximately 18 percent was surface-mined and 1 percent was a processed oil by-product known as petroleum coke. Federal surface-mining laws and regulations have not had any material adverse impact on Tampa Electric's coal supply or results of its operations. Tampa Electric, however, cannot predict the effect on the market price of coal of any future mining laws and regulations. Although there are reserves of surface-mineable coal dedicated by suppliers to Tampa Electric's account, high-quality coal reserves in Kentucky that can be economically surface-mined are being depleted and in the future more coal will be deep-mined. This trend is not expected to result in any significant additional costs to Tampa Electric.

     OIL. Tampa Electric has supply agreements through Dec. 31, 1996 for No. 2 fuel oil and No. 6 fuel oil for its four combustion turbine units, Polk Station, Hookers Point Station and Phillips Station at prices based on Gulf Coast Cargo spot prices. The price for No. 2 fuel oil deliveries taken in December 1995 was $24.91 per barrel, or $4.29 per million BTU. The price for No. 6 fuel oil deliveries taken in December 1995 was $17.53 per barrel, or $2.77 per million BTU.

FRANCHISES

     Tampa Electric holds franchises and other rights that, together with its charter powers, give it the right to carry on its retail business in the localities it serves. The franchises are irrevocable and are not subject to amendment without the consent of Tampa Electric, although, in certain events, they are subject to forfeiture.

     Florida municipalities are prohibited from granting any franchise for a term exceeding 30 years. If a franchise is not renewed by a municipality, the franchisee has the statutory right to require the municipality to purchase any and all property used in connection with the franchise at a valuation to be fixed by arbitration. In addition, all of the municipalities except for the cities of Tampa and Winter Haven have reserved the right to purchase Tampa Electric's property used in the exercise of its franchise, if the franchise is not renewed.

     Tampa Electric has franchise agreements with 13 incorporated municipalities within its retail service area. These agreements have various expiration dates ranging from December 2005 to September 2021, including the agreement with the city of Tampa, which expires in August 2006. Tampa Electric has no reason to believe that any of these franchises will not be renewed.

     Franchise fees payable by Tampa Electric, which totaled $20.0 million in 1995, are calculated using a formula based primarily on electric revenues.

     Utility operations in Hillsborough, Pasco, Pinellas and Polk Counties outside of incorporated municipalities are conducted in each case under one or more permits to use county rights-of-way granted by the county commissioners of such counties. There is no law limiting the time for which such permits may be granted by counties. There are no fixed expiration dates for the Hillsborough County and Pinellas County agreements. The agreements covering electric operations in Pasco and Polk counties expire in September 2033 and March 2004, respectively.

ENVIRONMENTAL MATTERS

     Tampa Electric's operations are subject to county, state and federal environmental regulations. The Hillsborough County Environmental Protection Commission and the Florida Environmental Regulation Commission are responsible for promulgating environmental regulations and coordinating most of the environmental regulation functions performed by the various departments of state government. The Florida Department of Environmental Protection (FDEP) is responsible for the administration and enforcement of the state regulations. The U.S. Environmental Protection Agency (EPA) is the primary federal agency with environmental responsibility.

     Tampa Electric has all required environmental permits. In addition, monitoring programs are in place to assure compliance with permit conditions. Tampa Electric has been identified as one of numerous potentially responsible parties (PRP) with respect to seven Superfund Sites. While the total costs of remediation at these sites may be significant, Tampa Electric shares potential liability with other PRPs, many of which have substantial assets. Tampa Electric expects that its liability in connection with these sites will not be significant.

     EXPENDITURES. During the five years ended Dec. 31, 1995, Tampa Electric spent $171.4 million on capital additions to meet environmental requirements, including $117.7 million for the Polk Power Station project. Environmental expenditures are estimated at $73 million for 1996, including $66 million for the Polk Power Station, and $9 million in total for 1997-2000. These totals exclude amounts required to comply with the 1990 amendments to the Clean Air Act.

     Tampa Electric is complying with the Phase I emission limitations imposed by the Clean Air Act Amendments which became effective Jan. 1, 1995 by using blends of lower-sulfur coal, controlling stack emissions and using purchased emission allowances.

     In 1995 Tampa Electric successfully integrated Big Bend Unit Three into the existing scrubber on Big Bend Unit Four. This resulted in an additional scrubbed unit at a fraction of the cost of a new scrubber. Also as part of its Phase I compliance plan, Tampa Electric has a long-term contract for the purchase of low-sulfur coal.

     To comply with Phase II emission standards set for 2000 Tampa Electric would potentially have to scrub additional capacity and is evaluating equipment and technologies to accomplish compliance in the most cost-effective manner. Absent capital expenditures for additional scrubbing, Tampa Electric expects to spend $30 million of capital to comply with Phase II of the Clean Air Act Amendments for nitrogen oxide reductions and emissions monitoring equipment. The cost of compliance with Phase I and Phase II is expected to have little impact on Tampa Electric's prices.

     In addition to recovering prudently incurred environmental costs through base rates, Tampa Electric can petition the FPSC for such recoveries on a current basis pursuant to a statutory environmental cost recovery procedure.

TECO DIVERSIFIED

     TECO Diversified owns all of the common stock of TECO Coal, TECO Coalbed Methane, TECO Properties and TECO Transport. TECO Diversified and its subsidiaries had 1,482 employees as of Dec. 31, 1995. TECO Diversified is a holding company that owns no operating assets.

TECO COAL

     TECO Coal, a Kentucky corporation, owns no operating assets but holds all of the common stock of Gatliff Coal Company (Gatliff), Rich Mountain Coal Company (Rich Mountain), Clintwood Elkhorn Mining Company (Clintwood), Pike-Letcher Land Company (Pike-Letcher) and Premier Elkhorn Coal Company (Premier). TECO Coal's subsidiaries own and/or operate surface and underground mines and coal processing and loading facilities in Kentucky and Tennessee.

     In 1995, TECO Coal subsidiaries sold 5.3 million tons of coal, with approximately 70 percent sold to third parties and 30 percent sold to Tampa Electric. Rich Mountain has no reserves; it mines coal reserves owned by Gatliff. About 68 percent of Gatliff's production and third-party purchases were sold to Tampa Electric. This specialty coal has low-ash fusion temperature and low-sulfur characteristics specifically suited for Tampa Electric's Gannon Station units. The majority of production from Clintwood and Premier is sold to third parties.

     Tampa Electric is reducing its specialty coal purchases from Gatliff as a result of its efforts to reduce costs and its successful fluxing of conventional steam coal from other sources. TECO Coal's objective is to more than offset the effects of this reduction by increasing the amount of coal sold to third parties, principally from the reserves being developed by Premier.

     Primary competitors of TECO Coal's subsidiaries are other coal suppliers, many of which are located in Central Appalachia.

     The operations of underground mines, including all related surface facilities, are subject to the Federal Coal Mine Safety and Health Act of 1977. TECO Coal's subsidiaries are also subject to various Kentucky and Tennessee mining laws that require approval of roof control, ventilation, dust control and other facets of the coal mining business. Federal and state inspectors inspect the mines to ensure compliance with these laws. TECO Coal's subsidiaries are in compliance with the standards of the various enforcement agencies. TECO Coal is unaware of any mining laws or regulations having a prospective effective date that would materially affect the market price of coal sold by its subsidiaries.

     TECO Coal's subsidiaries have not experienced difficulty in complying with federal, state and local air and water pollution standards in their mining operations. In 1995, approximately $1.1 million was spent on environmental protection and reclamation programs. TECO Coal expects to spend about $1.5 million in 1996 on these programs.

     The coal mining operations are also subject to the Surface Mining Control and Reclamation Act of 1977 which places a charge of $.15 and $.35 on every net ton mined of underground and surface coal, respectively, to create a fund for reclaiming land and water adversely affected by past coal mining. Other provisions establish standards for the control of environmental effects and reclamation of surface coal mining and the surface effects of underground coal mining, and requirements for federal and state inspections.

TECO COALBED METHANE

     TECO Coalbed Methane, an Alabama corporation, participates in the production of natural gas from coalbeds located in Alabama's Black Warrior Basin. TECO Coalbed Methane has invested $203 million as the principal investor in three joint ventures that control, in the aggregate, approximately 100,000 acres of lease holdings. In the fourth quarter of 1995, TECO Coalbed Methane acquired 5 billion cubic feet of proven reserves in the Black Warrior Basin through its purchase of royalty interests in existing holdings. At the end of 1995, TECO Coalbed Methane had interests in 754 wells that were operational and producing gas for sale. These wells are operated by Taurus Exploration, a unit of Energen Corporation, and, to a much lesser extent, other third-party operators.

     A non-conventional fuel tax credit is available on all production through the year 2002. The tax credit, a major economic factor, escalates with inflation and could be limited by domestic oil prices. In 1995, domestic oil prices would have had to exceed $46 per barrel for this limitation to be effective.

     TECO Coalbed Methane's operations are subject to federal, state and local regulations for air, water and waste disposal. Its operations are in substantial compliance with all applicable environmental laws and regulations.

TECO PROPERTIES

     TECO Properties, a Florida corporation, has $42.7 million invested in seven projects, solely or as a limited partner, and in undeveloped land in the Tampa area. TECO Properties plans to continue a conservative investment approach.

TECO TRANSPORT

     TECO Transport, a Florida corporation, owns all of the common stock of four subsidiaries that transport, store and transfer coal and other dry bulk commodities. TECO Transport currently owns no operating assets.

     All of TECO Transport's subsidiaries perform substantial services for Tampa Electric. In 1995, approximately 50 percent of TECO Transport's revenues were from third-party customers and 50 percent were from Tampa Electric. The pricing for services performed by TECO Transport's operating companies for Tampa Electric is based on a fixed price per ton, adjusted quarterly for changes in certain fuel and price indices. Most of the third-party utilization of the ocean-going barges is for domestic phosphate movements and domestic and international movements of other dry bulk commodities. Both the terminal and river transport operations handle a variety of dry bulk commodities for third-party customers.

     A substantial portion of TECO Transport's business is dependent upon Tampa Electric, industrial phosphate customers, export coal and grain customers, and participation in the U.S. cargo preference program.

     Primary competitors of TECO Transport's barge subsidiaries, Gulfcoast Transit Company (Gulfcoast), which transports products in the Gulf of Mexico and worldwide, and Mid-South Towing Company (Mid-South), which operates on the Mississippi and Ohio rivers, are other barge and shipping lines and railroads. There are a number of companies offering transportation services on the waterways served by TECO Transport's subsidiaries. To date, physical and technological improvements have allowed barge operators to maintain competitive rate structures with alternate methods of transporting bulk commodities when the origin and destination of such shipments are contiguous to navigable waterways.

     Electro-Coal Transfer Corporation (Electro-Coal) operates a major transfer and storage terminal on the Mississippi River south of New Orleans. Demand for the use of such terminals is dependent upon customers' use of water transportation versus alternate means of moving bulk commodities and the demand for these commodities. Competition consists primarily of mid-stream operators and another land-based terminal located nearby.

     The business of TECO Transport's subsidiaries, taken as a whole, is not subject to significant seasonal fluctuation.

     The Interstate Commerce Act, as amended in December 1973, exempts from regulation water transportation of dry bulk commodities that were transported in bulk as of June 1, 1939. In 1995, all water transportation by TECO Transport's subsidiaries was within this exemption.

     TECO Transport's subsidiaries are also subject to the provisions of the Clean Water Act of 1977 that authorize the Coast Guard and the EPA to assess penalties for oil and hazardous substance discharges. Under this Act, these agencies are also empowered to assess clean-up costs for such discharges. Compliance with this Act has had no material effect on TECO Transport's capital expenditures, earnings or competitive position, and no such effect is anticipated. In 1995, TECO Transport spent $.5 million for environmental control. Environmental expenditures are estimated at $.8 million in 1996, primarily for work on solid waste disposal and storm water drainage at the Electro-Coal facility in Louisiana and for fugitive dust emissions at its coal unloading operations in Florida.

TECO POWER SERVICES

     TECO Power Services, a Florida corporation, has subsidiaries that own and operate independent power projects in Florida and in Guatemala. TECO Power Services also seeks opportunities to develop other independent power and cogeneration projects. TECO Power Services had 50 employees as of Dec. 31, 1995.

     Hardee Power Partners Limited (Hardee Power), a Florida limited partnership whose general and limited partners are wholly owned subsidiaries of TECO Power Services, owns the Hardee Power Station, a 295-MW combined cycle electric generating facility located in Hardee County, Florida, which began commercial operation on Jan. 1, 1993. Hardee Power has 20-year power supply agreements, for all of the capacity and energy of the Hardee Power Station, with Seminole Electric Cooperative (Seminole Electric), a Florida electric cooperative that provides wholesale power to 11 electric distribution cooperatives, and with Tampa Electric. Under the Seminole Electric agreement, Hardee Power has agreed to supply Seminole Electric with an additional 145 MWs of capacity during the first 10 years of the contract, which it is purchasing from Tampa Electric's coal-fired Big Bend Unit Four for resale to Seminole Electric, and at the option of Seminole Electric, to expand the Hardee Power Station's capacity by 145 MWs for the second 10 years of the contract. Tampa Electric also has the right under its agreement to require the expansion of the Hardee Power Station, subordinate to Seminole Electric's expansion option.

     The Hardee Power Station is fueled by natural gas or No. 2 fuel oil. Hardee Power has contracted for the supply and transportation of natural gas for the Hardee Power Station through Dec. 31, 2002 with an option to extend the contract through Dec. 31, 2012. Substantially all of Hardee Power Station's generation for 1995 was from natural gas.

     Hardee Power's average fuel cost per million BTU has been as follows:

                   AVERAGE COST PER MILLION BTU:          1995      1994      1993
              ----------------------------------------    -----     -----     -----
              Oil.....................................    $4.64     $3.68     $4.86
              Gas.....................................    $2.70     $2.02     $2.51
              Composite...............................    $2.71     $2.40     $2.74

     The price for natural gas deliveries taken in December 1995 was $3.91 per thousand cubic feet, or $3.73 per million BTU. The price for fuel oil deliveries taken in August 1995 was $24.20 per barrel, or $4.15 per million BTU. There were no fuel oil deliveries taken in the fourth quarter of 1995.

     Through its ownership and operation of a wholesale generating facility in the U.S., TECO Power Services is subject to regulation by the FERC in various respects. Depending upon the nature of the project, FERC may regulate, among other things, the rates, terms and conditions for the sale of electric capacity and energy.

     Like Tampa Electric, the U.S. operations of TECO Power Services are subject to federal, state and local environmental laws and regulations covering air quality, water quality, land use, power plant, substation and transmission line siting, noise and aesthetics, solid waste and other environmental matters.

     Tampa Centro Americana de Electricidad, Ltd. (TCAE), an entity substantially owned by TPS Guatemala One, Inc. (TPS Guatemala One), a subsidiary of TECO Power Services, has a U.S. dollar-denominated power sales agreement with an electric utility in Guatemala to provide 78 MWs of capacity for

15 years beginning in 1995. The project consists of two combustion turbines with a total cost of approximately $50 million. At Dec. 31, 1995, TPS Guatemala One owned an 87.5-percent interest in the project, and a prominent Guatemalan business group owned the remaining 12.5-percent interest. In March 1996, TPS Guatemala One acquired an additional interest in TCAE from the Guatemalan business group, bringing its total interest in TCAE to 98.2 percent. TECO Power Services has obtained insurance from the Overseas Private Investment Corporation
(OPIC), an agency of the U.S. government, for political risk, currency inconvertibility, expropriation and political violence covering up to 90 percent of its equity investment and economic returns.

     TECO Power Services expects to obtain non-recourse project financing from OPIC for 60 percent of the project's cost by mid-year 1996.

     TCAE began commercial operation on Sept. 14, 1995. The power sales agreement that TCAE signed with the power purchaser, Empresa Electrica de Guatemala, S.A. (EEGSA), on Jan. 24, 1995 is primarily comprised of a capacity charge, and operations and maintenance expense components. The capacity charge is subject to adjustment due to output, heat rate and availability. The monthly available capacity is paid for each month in four equal installments.

     EEGSA, a private distribution and generation company formed in 1894, serves more than 400,000 customers. Approximately 92 percent of this company is owned by the Guatemalan central government through the Ministry of Finance, with the remaining 8 percent owned by private Guatemalan investors. EEGSA's service territory includes Guatemala City. EEGSA is responsible for providing the fuel for the plant with TECO Power Services' providing assistance in fuel administration.

TECO INVESTMENTS

     TECO Investments' assets consist of short- and long-term financial investments. The portfolio includes a continuing investment in leveraged leases of $65 million. At Dec. 31, 1995, the net leveraged lease investment had essentially a zero balance.

TECO FINANCE

     TECO Finance raises short- and long-term debt capital primarily for the diversified activities of TECO Energy. It has its own credit ratings, based on a guarantee by TECO Energy. TECO Finance owns no operating assets.

TECO GAS & OIL

     TECO Gas & Oil, a Florida corporation formed in 1995, has entered into joint ventures with several partners to explore for conventional gas and oil in the shallow gulf waters off Texas and Louisiana. The joint ventures have successfully bid for a number of offshore lease blocks at federal auctions and have negotiated drilling rights on other blocks. The first two exploratory wells were successfully completed in 1995, with production facilities to be operational in the second quarter of 1996. The company expects to invest $25 to $30 million per year for the next few years for exploration and production.

TECOM

     TeCom, formerly TECO Energy Management Services, is a Florida corporation formed in 1994. TeCom is pilot testing an advanced energy management and communications system for residential and commercial use and has under development a system for industrial application. Development and testing will continue in 1996 with pilot testing at other utilities expected. The 1996 operating expenses and capital investment for these pilot programs are not expected to be significant.

ITEM 2.  PROPERTIES.

     TECO Energy believes that the physical properties of its operating companies are adequate to carry on their businesses as currently conducted. The properties of Tampa Electric and the subsidiaries of TECO Power Services are generally subject to liens securing long-term debt.

TAMPA ELECTRIC

     At Dec. 31, 1995, Tampa Electric had four electric generating plants and four combustion turbine units in service with a total net winter generating capability of 3,404 MWs, including Big Bend (1,748-MW capability from four coal units), Gannon (1,206-MW capability from six coal units), Hookers Point (212-MW capability from five oil units), Phillips (34-MW capability from two diesel units) and four combustion turbine units located at the Big Bend and Gannon stations (204 MWs). Capability as used herein represents the demonstrable dependable load carrying abilities of the generating units during winter peak periods as proven under actual operating conditions. Units at Hookers Point went into service from 1948 to 1955, at Gannon from 1957 to 1967, and at Big Bend from 1970 to 1985. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake (11-MW capability from one natural gas unit) and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In March 1994, Dinner Lake Station was placed on long-term reserve standby.

     Tampa Electric owns approximately 4,350 acres of land in Polk County, Florida. This site accommodates Polk Unit One, a 250-MW coal gasification generating plant currently being constructed, and can accommodate additional generating capacity in the future. Polk Unit One is discussed further under Capital Expenditures on pages 26 and 27.

     Tampa Electric owns 178 substations having an aggregate transformer capacity of 15,777,966 KVA. The transmission system consists of approximately 1,197 pole miles of high voltage transmission lines, and the distribution system consists of 6,822 pole miles of overhead lines and 2,444 trench miles of underground lines. As of Dec. 31, 1995, there were 501,909 meters in service. All of the foregoing property is located within Florida.

     All plants and important fixed assets are held in fee except that title to some of the properties are subject to easements, leases, contracts, covenants and similar encumbrances and minor defects, of a nature common to properties of the size and character of those of Tampa Electric.

     Tampa Electric has easements for rights-of-way adequate for the maintenance and operation of its electrical transmission and distribution lines that are not constructed upon public highways, roads and streets. It has the power of eminent domain under Florida law for the acquisition of any such rights-of-way for the operation of transmission and distribution lines. Transmission and distribution lines located in public ways are maintained under franchises or permits.

     Tampa Electric has a long-term lease for the office building in downtown Tampa, Florida, that serves as headquarters for TECO Energy, Tampa Electric and certain other TECO Energy subsidiaries.

TECO COAL

     TECO Coal's subsidiary, Gatliff, has 65,000 acres of coal reserves and mining property in Knox and Whitley Counties, Kentucky and Campbell County, Tennessee. Gatliff owns 9,300 acres in fee and leases 59,700 acres under long-term leases. These properties contain estimated proven and probable coal reserves of 45 million tons. This coal, which combines low-sulfur and low-ash fusion temperature characteristics, is found in both deep and surface mines. Gatliff owns and operates a rapid-loading rail tipple and a coal preparation plant near its deep mines.

     Clintwood has 5,000 acres of coal reserves held under long-term leases in Pike County, Kentucky. These properties contain estimated proven and probable reserves of 6 million tons. Clintwood owns and operates a rail tipple and a coal preparation plant near the mines.

     Rich Mountain operates a surface mine for Gatliff in Campbell County, Tennessee, and does not own any coal reserves.

     Pike-Letcher controls 43,000 acres in Pike and Letcher Counties, Kentucky. These properties contain estimated proven and probable reserves in excess of 112 million tons.

     Premier owns and operates a preparation plant and unit-train loadout facility in Pike County, Kentucky and conducts surface and deep mining operations of reserves, which are leased from Pike-Letcher. Premier does not own any coal reserves.

TECO COALBED METHANE

     TECO Coalbed Methane's interest in proven gas reserves at Dec. 31, 1995 was independently estimated to be 184 billion cubic feet for 556 wells. Its interests in proven and probable recoverable gas reserves are estimated by TECO Coalbed Methane at 190 billion cubic feet for a total of 754 wells.

     TECO Coalbed Methane's share of production for 1995 was 20.3 billion cubic feet.

TECO TRANSPORT

     Electro-Coal's storage and transfer terminal is on a 1,070-acre site fronting on the Mississippi River approximately 40 miles south of New Orleans. Electro-Coal owns 342 of these acres in fee, with the remainder held under long-term leases.

     Mid-South owns and operates a fleet of 14 towboats and 535 river barges, nearly all of which it owns, on the Mississippi and Ohio rivers. Mid-South owns 15 acres of land fronting on the Ohio River at Metropolis, Illinois on which its operating offices, warehouse and repair facilities are located. Fleeting and repair services for its barges and those of other barge lines are performed at this location and on the upper Mississippi River near the mouth of the Kaskaskia River.

     Gulfcoast owns and operates a fleet of 12 ocean-going tug/barge units, with a combined cargo capacity of over 329,000 tons.

TECO POWER SERVICES

     Hardee Power has a 22-year lease for approximately 1,300 acres of land in Hardee and Polk Counties, Florida on which the Hardee Power Station is located.

     In addition, a TECO Power Services' subsidiary has a significant interest in a project entity, TCAE, which owns 7 acres in Guatemala on which a 78-MW generating facility is located.

TECO GAS & OIL

     At Dec. 31, 1995 aggregate capitalized costs associated with 12 leases acquired at two federal auctions were not significant. Reserves associated with the first two successful wells have yet to be evaluated.

ITEM 3.  LEGAL PROCEEDINGS.

     None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matter was submitted during the fourth quarter of 1995 to a vote of TECO Energy's security holders, through the solicitation of proxies or otherwise.

EXECUTIVE OFFICERS OF THE REGISTRANT

     Information concerning the current executive officers of TECO Energy is as follows:

                                                  CURRENT POSITIONS AND PRINCIPAL
             NAME               AGE              OCCUPATIONS DURING LAST FIVE YEARS
------------------------------  ---   --------------------------------------------------------
Timothy L. Guzzle.............  59    Chairman of the Board and Chief Executive Officer, July
                                      1994 to date; and prior thereto, Chairman of the Board,
                                      President and Chief Executive Officer.
Girard F. Anderson............  64    President and Chief Operating Officer, July 1994 to
                                      date; and prior thereto, Executive Vice
                                      President-Utility Operations and President and Chief
                                      Operating Officer of Tampa Electric Company.
Keith S. Surgenor.............  48    President and Chief Operating Officer of Tampa Electric
                                      Company, July 1995 to date; Vice President-Human
                                      Resources, and President and Chief Operating Officer of
                                      Tampa Electric Company, July 1994 to July 1995; and
                                      prior thereto, Vice President-Human Resources.
Roger H. Kessel...............  59    Senior Vice President-General Counsel and Secretary,
                                      April 1995 to date; Vice President-General Counsel and
                                      Secretary, 1992 to April 1995; and prior thereto, Vice
                                      President-General Counsel.
Alan D. Oak...................  49    Senior Vice President-Finance and Chief Financial
                                      Officer, April 1995 to date; and prior thereto, Senior
                                      Vice President-Finance, Treasurer and Chief Financial
                                      Officer.
Roger A. Dunn.................  53    Vice President-Human Resources, July 1995 to date; and
                                      prior thereto, Senior Vice President-Human Resources and
                                      Corporate Affairs of LTV Corporation (steel
                                      manufacturer), Cleveland, Ohio.

---------------
     There is no family relationship between any of the persons named above. The term of office of each officer extends to the meeting of the Board of Directors following the next annual meeting of shareholders, scheduled to be held on April 17, 1996, and until his successor is elected and qualified.

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS.

     The following table shows the composite high, low and closing sale prices for shares of TECO Energy common stock, which is listed on the New York Stock Exchange, and dividends paid per share, per quarter.

                                                      1ST        2ND        3RD        4TH
                                                    -------    -------    -------    -------
    1995
    High........................................    $22 1/8    $22 3/4    $23 1/2    $25 3/4
    Low.........................................    $20        $20 1/2    $21 1/4    $23 1/8
    Close.......................................    $21        $22        $23 1/4    $25 5/8
    Dividend....................................    $.2525     $.265      $.265      $.265
    1994
    High........................................    $22 5/8    $20 7/8    $21        $21
    Low.........................................    $19 1/8    $18 1/4    $18 1/8    $18 1/2
    Close.......................................    $19 1/2    $19 1/8    $19 1/4    $20 1/4
    Dividend....................................    $.24       $.2525     $.2525     $.2525

---------------
The approximate number of shareholders of record of common stock of TECO Energy as of Feb. 29, 1996 was 31,251.

     TECO Energy's primary source of funds is dividends from its operating companies. Tampa Electric's Restated Articles of Incorporation and certain of the supplemental indentures relating to different series of its First Mortgage Bonds contain restrictions as to the payment of dividends on the common stock of Tampa Electric and as to the purchase or retirement of capital stock of Tampa Electric. Substantially all of Tampa Electric's retained earnings were available for dividends throughout 1995.

ITEM 6.  SELECTED FINANCIAL DATA.

                                                                YEAR ENDED DEC. 31,
                                               ------------------------------------------------------
                                                 1995       1994         1993       1992       1991
                                               --------   --------     --------   --------   --------
Revenues(1).................................   $1,392.3   $1,350.9     $1,283.9   $1,183.2   $1,154.1
                                               ========   ========     ========   ========   ========
Income before cumulative effect of change in      186.1
  accounting principle(1)...................                 153.2(4)     150.3      149.0      145.3
Cumulative effect of change in accounting            --
  principle(1)..............................                    --         11.2         --         --
                                               --------   --------     --------   --------   --------
Net income(1)...............................   $  186.1   $  153.2(4)  $  161.5   $  149.0   $  145.3
                                               ========   ========     ========   ========   ========
Earnings per average share outstanding:
  Before cumulative effect of change in            1.60
     accounting principle(2)................                  1.32(4)      1.30       1.30       1.28
  Cumulative effect of change in accounting          --
     principle(2)...........................                    --          .10         --         --
                                               --------   --------     --------   --------   --------
Earnings per average common share              $   1.60
  outstanding(2)............................              $   1.32(4)  $   1.40   $   1.30   $   1.28
                                               ========   ========     ========   ========   ========
Common dividends paid per share(2)..........   $ 1.0475   $  .9975     $  .9475   $  .8975   $  .8475
Total assets(1)(3)..........................   $3,473.4   $3,312.2     $3,123.3   $3,020.6   $2,833.6
Long-term debt(1)(3)........................   $  994.9   $1,023.9     $1,038.8   $1,044.9   $  907.9

---------------
(1) Millions of dollars.

(2) Restated to reflect a two-for-one stock split on Aug. 30, 1993.

(3) The total asset and long-term debt balances for 1993 and 1992 have been restated to reflect current year presentation.

(4) Includes the effect of a corporate restructuring charge which reduced net income by $15 million and earnings per share by $.13. See Note H on page 50.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

EARNINGS SUMMARY

     TECO Energy achieved earnings of $1.60 per share in 1995 compared to reported earnings of $1.32 in 1994. These 1995 results were achieved after the deferral of $50.8 million of revenues at Tampa Electric under a plan described in the Utility Regulation section. 1994 earnings were $1.45 before a 13-cent charge for corporate restructuring.

     Earnings growth in 1995 was driven by strong performance at the diversified companies as well as continued growth in energy sales and reduced operating expenses at Tampa Electric. Earnings grew in 1994 on the strength of increased retail energy sales at Tampa Electric and increased third-party business at TECO Coal.

     The restructuring charge reduced 1994 reported earnings per share by 13 cents. The restructuring program included a 10-percent reduction in staffing levels and other cost reductions, primarily at Tampa Electric. Approximately 70 percent of the charge represented costs associated with retirement benefits.

             EARNINGS PER SHARE              1995       CHANGE      1994      CHANGE      1993
    ------------------------------------    -------     ------     ------     ------     ------
    Reported earnings per share.........    $  1.60      21.2 %    $ 1.32      -5.7 %    $ 1.40
    Restructuring charge................         --        --         .13        --          --
                                            -------                ------                ------
    Earnings per share before
      restructuring charge..............    $  1.60      10.3 %    $ 1.45       3.6 %    $ 1.40
                                            =======                ======                ======
    Net income after restructuring
      charge (millions).................    $ 186.1      21.5 %    $153.2      -5.1 %    $161.5
    Net income before restructuring
      charge (millions).................    $ 186.1      10.4 %    $168.6       4.4 %    $161.5
    Average common shares outstanding
      (millions)........................      116.5        .5 %     115.9        .5 %     115.3
    Return on average common equity.....      15.5%                14.8%(1)               15.0%

---------------
(1) Excludes the effect of a corporate restructuring charge

OPERATING RESULTS

TECO ENERGY'S OPERATING RESULTS

     The strong performance of the diversified companies, particularly TECO Transport & Trade, and continued growth at Tampa Electric led to higher consolidated operating income in 1995. The improved results were achieved even after the deferral of $50.8 million of revenues at Tampa Electric under a plan described in the Utility Regulation section. Growth in 1994's consolidated operating income resulted from Tampa Electric's 5-percent increase in operating income before the restructuring charge, and from increased third-party business at TECO Coal.

     The following table identifies the unconsolidated revenues and operating income of the significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                 REVENUES                     1995       CHANGE       1994       CHANGE       1993
------------------------------------------  --------     ------     --------     ------     --------
                                                                   (MILLIONS)
Tampa Electric............................  $1,092.3(1)    -.2 %    $1,094.9       5.1%     $1,041.3
Diversified companies.....................  $  505.7       7.4 %    $  470.9       -.7%     $  474.4

         OPERATING INCOME BEFORE
        1994 RESTRUCTURING CHARGE
------------------------------------------
Tampa Electric............................  $  229.5       1.6 %    $  225.8       5.2%     $  214.6
Diversified companies(2)..................  $   96.6      35.9 %    $   71.1      -6.3%     $   75.9

---------------
(1) 1995 Tampa Electric revenues were net of $50.8 million of revenues deferred under a plan as described in the Utility Regulation section.

(2) Operating income includes items which are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense on the non-recourse debt related to the independent power operations. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense.

TAMPA ELECTRIC'S OPERATING RESULTS

     Tampa Electric's operating income increased almost 2 percent even after the deferral of $50.8 million of revenues. Two-percent customer growth and favorable weather increased retail energy sales 5 percent. In addition, nonfuel operations and maintenance expenses were 5 percent below last year's levels as Tampa Electric benefited from the 1994 restructuring efforts.

     Tampa Electric's 1994 operating income, before the $21.3-million pretax restructuring charge, increased 5 percent over 1993. Higher base revenues from retail customer growth, increased retail energy usage from an improved economy and a retail price increase effective in January 1994 were partially offset by higher operating expenses.

                                                      1995     CHANGE     1994     CHANGE     1993
                                                    --------   ------   --------   ------   --------
                                                                       (MILLIONS)
Revenues........................................    $1,092.3(1)   -.2 % $1,094.9     5.1%   $1,041.3
Operating expenses..............................       862.8      -.7 %    869.1     5.1%      826.7
                                                    --------              ------               -----
Operating income before 1994 restructuring
  charge........................................       229.5      1.6 %    225.8     5.2%      214.6
Restructuring charge............................          --       --       21.3      --          --
                                                    --------              ------               -----
Operating income................................    $  229.5     12.2 % $  204.5    -4.7%   $  214.6
                                                    ========              ======               =====

---------------
(1) 1995 Tampa Electric revenues were net of $50.8 million of revenues deferred under a plan as described in the Utility Regulation section.

TAMPA ELECTRIC'S OPERATING REVENUES

     Tampa Electric's 1995 revenues decreased slightly to $1,092.3 million reflecting the deferral of $50.8 million of revenues. Tampa Electric's revenues rose in 1994 with retail customer growth of almost 2 percent, increased retail energy sales of almost 4 percent and a $16-million retail price increase effective in January 1994.

     The economy in Tampa Electric's service area continued to strengthen in 1995. The combined residential and commercial energy sales grew by more than 5 percent in 1995. Sales to the phosphate industry grew by almost 11 percent in 1995 as these companies continued to experience strong prices and demand for their product. Non-phosphate industrial sales declined in 1995 due to the closure of a steel-making facility in the service area.

     Total retail energy sales are projected to increase almost 2 percent annually over the next five years based on continued growth in the local economy. Annual energy sales growth in the residential and commercial sectors is projected at 2 percent to 3 percent for the next five years. Growth in energy sales to non-phosphate industrial customers is projected to be less after a possible decline in 1996.

     In 1996 the Tampa Electric service area economy is expected to grow moderately, but at rates higher than the country as a whole. The local economy continues to benefit from a good labor market, available land and good access through airport and port facilities.

     Energy sales to the phosphate industry are expected to decline from increased self-generation and as mining activity slowly moves out of Tampa Electric's service area. In 1995 sales to the phosphate customer group represented less than 6 percent of total operating revenues.

     Non-fuel revenues from sales to other utilities in 1995 were $34 million, $33 million in 1994 and $34 million in 1993. Energy sold to other utilities increased in 1995 due to generating unit availability and lower fuel cost.

     In 1994 energy sold to other utilities declined because of lower-priced oil and gas-fired generation available on other systems. A shift to higher-margin, longer-term wholesale power sales agreements resulted in only a 3-percent decline in 1994 non-fuel revenues despite the 10-percent decline in energy sales to other utilities.

     Securing additional longer-term wholesale power sales agreements remains a priority. In the past three years, Tampa Electric has added nine bulk power sales contracts of varying size and duration. Competitive pricing of coal-fired generation has allowed Tampa Electric to market available capacity successfully.

ENERGY SALES:

            MEGAWATT-HOUR SALES            1995       CHANGE      1994       CHANGE      1993
    ------------------------------------  -------     ------     -------     ------     -------
                                                               (THOUSANDS)
    Residential.........................    6,352       6.8%       5,947       4.2%       5,706
    Commercial..........................    4,710       2.8%       4,583       3.4%       4,432
    Industrial..........................    2,362       3.7%       2,278       1.9%       2,236
    Other...............................    1,176       4.6%       1,124       4.7%       1,073
                                          -------                -------                -------
      Total retail......................   14,600       4.8%      13,932       3.6%      13,447
    Sales for resale....................    2,706      28.7%       2,102      -9.8%       2,330
                                          -------                -------                -------
      Total energy sold.................   17,306       7.9%      16,034       1.6%      15,777
                                          =======                =======                =======
    Retail customers (average)..........  495,198       2.0%     485,698       1.8%     477,010

TAMPA ELECTRIC'S OPERATING EXPENSES

     Effective cost management and improved efficiency continue to be principal objectives at Tampa Electric. Operating expenses declined in 1995 from the restructuring actions taken in 1994 and continuing efforts to control costs in all areas of the company.

OPERATING EXPENSES:

                                              1995      CHANGE      1994      CHANGE      1993
                                             ------     ------     ------     ------     ------
                                                                 (MILLIONS)
    Other operating expenses...............  $163.3      -4.8%     $171.6       8.8 %    $157.7
    Maintenance............................    69.6      -4.5%       72.9       2.1 %      71.4
    Depreciation...........................   113.3      -1.6%      115.1       2.9 %     111.9
    Taxes, other than income...............    87.9       1.3%       86.8       3.9 %      83.5
                                             ------                ------                ------
      Operating expenses...................   434.1      -2.8%      446.4       5.2 %     424.5
                                             ------                ------                ------
    Restructuring charge...................      --        --        21.3        --          --
                                             ------                ------                ------
    Fuel...................................   384.3      -1.3%      389.3       7.2 %     363.2
    Purchased power........................    44.4      32.9%       33.4     -14.4 %      39.0
                                             ------                ------                ------
         Total fuel cost...................   428.7       1.4%      422.7       5.1 %     402.2
                                             ------                ------                ------
    Total operating expenses...............  $862.8      -3.1%     $890.4       7.7 %    $826.7
                                             ======                ======                ======

     In 1995 non-fuel operations and maintenance expenses declined almost 5 percent from 1994 levels before the restructuring charge. The $11.6-million reduction was primarily from lower payroll and employee-related expenses as a result of 217 fewer positions than in 1994.

     In both 1994 and 1995 Tampa Electric achieved savings from work redesign efforts and equipment redesign and enhancements. In 1995 operating areas of the company achieved lower costs through technology improvements, the streamlining of maintenance programs, and the sharing of manpower resources in power generation facilities.

     The savings realized from these efforts will partially offset increased operations and maintenance expenses expected in 1996 from Polk Unit One. During the first two years of operations, when domestic coals will be evaluated for use in the gasifier, Tampa Electric will receive $20 million from the U. S. Department of Energy for operations, maintenance and fuel expenses.

     Total operating expenses in 1994 included the restructuring charge discussed in the Earnings Summary section, a $4-million annual charge to establish a transmission and distribution property storm-damage reserve in accordance with regulatory directives described in the Utility Regulation section, and the effects of accounting for fuel expense in accordance with Florida Public Service Commission (FPSC) requirements. Absent these three items, total operating expense increased only 4 percent over 1993 principally as a result of higher employee-related expenses, higher accruals for self-insurance liability reserves and increased expenses for regulatory activity.

     Depreciation expense in 1995 decreased as certain shorter-lived assets were fully amortized. The decrease more than offset the impact of normal additions to plant and equipment. The company's efforts to reduce capital investment in recent years have limited additions to all asset classes, particularly shorter-life asset classes. The increased depreciation expense in 1994 from normal additions to plant and equipment was minimized by these cost-control efforts. Depreciation expense is projected to increase in 1996 as a result of the start of commercial operation of Polk Unit One.

     Taxes other than those on income increased each year primarily from higher gross receipts taxes and franchise fees.

     Actual system fuel cost was only 4 percent higher than in 1994 despite an 8-percent increase in generation. The success in controlling fuel cost is a result of Tampa Electric's use of lower-priced coals and the mix in operating generating units. Average coal cost, on a cents-per-million BTU basis, declined 3 percent in 1995 after a 2-percent drop in 1994.

     Fuel and purchased power cost rose only 1 percent in 1995 despite a 9-percent increase in coal burned to meet increased generation. This cost increase was partially offset by the normal effects of accounting for deferred fuel expense consistent with the FPSC-approved fuel adjustment clause. Fuel and purchased power cost was 5 percent higher in 1994 than in 1993 primarily from the normal effects of accounting for deferred fuel expense consistent with the fuel adjustment clause.

     In 1995 Tampa Electric purchased more power from both TECO Power Services' Hardee Power Station and cogenerators than in 1994, primarily to meet weather-related demand. In 1994 Tampa Electric purchased less energy from other utilities than in 1993 because of the combination of mild weather and higher levels of availability of its own generating units. Substantially all fuel and purchased power expenses were recovered through the fuel adjustment clause.

     Nearly all of Tampa Electric's generation in the last three years has been from coal, and the fuel mix will continue to be substantially coal. Coal prices are expected to remain relatively unchanged during the next few years compared to oil or gas prices. The company continues to work to reduce its fuel cost.

COAL CONTRACT BUYOUT:

     In December 1994, Tampa Electric bought out a long-term coal supply contract which would have expired in 2004 for a payment of $25.5 million and entered into two new contracts with the supplier. The coal supplied under the new contracts is competitive in price with coals of comparable quality.

     As a result of this buyout Tampa Electric customers will benefit from anticipated savings of more than $40 million, net of the buyout costs, through the year 2004. The FPSC has authorized the recovery of the buyout costs plus carrying costs through the fuel adjustment clause during the years 1995 through 2004.

DIVERSIFIED COMPANIES' OPERATING RESULTS

     The diversified companies achieved operating income of $96.6 million in 1995 compared with $71.1 million in 1994 before the restructuring charge and $75.9 million in 1993.

     The increase in 1995 was the result of strong performances at all of the diversified companies, led by TECO Transport & Trade. Increased third-party sales at TECO Coal and TECO Power Services' Guatemalan power project also contributed to the improved results.

     The decrease in 1994 operating income from the diversified companies reflected the effects of a difficult year for TECO Transport & Trade in the ocean shipping business. TECO Coalbed Methane's operating income was lower, despite a 16-percent increase in production, because of lower gas prices in the second half of 1994. These results were only partially offset by improvements in other diversified businesses.

DIVERSIFIED COMPANIES RESULTS (UNCONSOLIDATED)

                                              1995      CHANGE      1994      CHANGE      1993
                                             ------     ------     ------     ------     ------
                                                                 (MILLIONS)
    Revenues...............................  $505.7       7.4 %    $470.9       -.7%     $474.4
    Operating expenses.....................   409.1       2.3 %     399.8        .3%      398.5
                                             ======     -----      ======     -----      ======

    Operating income before 1994
      restructuring charge(1)..............    96.6      35.9 %      71.1      -6.3%       75.9
    Restructuring charge...................      --        --         2.5        --          --
                                             ======                ======     -----      ======

    Operating income(1)....................  $ 96.6      40.8 %    $ 68.6      -9.6%     $ 75.9
                                             ======                ======                ======

---------------
(1) Operating income includes items which are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense on the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income the tax credit is part of the provision for income taxes and the interest is part of interest expense.

     TECO Transport & Trade achieved significantly higher operating income in 1995 through improved results in all of its businesses. The river business in particular had an excellent year as a result of higher volumes and prices. Improved fleet utilization and increased levels of northbound shipments contributed to increased volumes. A strong demand for northbound movements and a record 1994 grain harvest together with a better balance in the supply and demand for barges caused stronger prices throughout the industry. The transfer facility at the mouth of the Mississippi River handled more coal tonnage for both Tampa Electric and third-party export business. The ocean shipping business benefited from increased shipments of phosphate and higher shipments of coal to Tampa Electric. Lower operating expenses at all the transportation companies also contributed to the improved results.

     The conditions affecting favorable pricing and strong demand in 1995 are expected to continue in 1996.

     TECO Transport & Trade reported lower operating income in 1994 from reduced overseas grain business, adverse weather early in the year and lower Tampa Electric volumes which more than offset improved utilization of the river fleet. TECO Transport's overseas grain business was adversely impacted by the U. S. Maritime Administration's suspension which was lifted in April 1994, reduced U.
S. bulk cargo preference program tonnage, lower grain charter prices and a late start to 1994 movements caused by high grain prices. In addition the loss of an ocean barge in a winter storm off the coast of Louisiana had an adverse impact on fleet utilization in 1994.

     TECO Coal's operating income grew in 1995 as a result of increased third-party tonnage and a $5.2-million pretax gain from the sale of land and mineral rights under a condemnation settlement with the state of Kentucky. The combination of mild winter weather and excess capacity in domestic steam coal production resulted in soft demand and prices in 1995.

     Total 1995 tonnage increased more than 8 percent to 5.3 million tons, up from 4.9 million tons in 1994 and 4.6 million tons in 1993. This growth came from sales to third parties which more than offset reduced tonnage to Tampa Electric. The company completed a high-speed unit-train loading facility and a state-of-the-art coal washing and preparation plant in late 1994 at the Premier Elkhorn mines, which supported increased third-party sales.

     TECO Coal expects sales to third parties to increase again in 1996 as eastern utilities meet increasing demand with existing coal-fired generating capacity and use low-sulfur coal to comply with the Clean Air Act. In 1996 TECO Coal expects to sell 85 percent of the production from the Premier mines under existing multi-year contracts.

     The increased third-party sales in 1995 more than offset a decline in the tonnage sold to Tampa Electric. Sales to Tampa Electric decreased in 1995 and are expected to decrease again in 1996. Tampa Electric is reducing its purchases of Gatliff's low-sulfur, low-ash-fusion-temperature coal as a result of its success in burning more conventional lowercost steam coals. TECO Coal's objective is to more than offset the effects of this reduction by increasing the amount of coal sold to third parties, principally from the reserves being developed by Premier.

     TECO Coalbed Methane's operating income increased as production rose to
20.3 billion cubic feet (Bcf) in 1995, up from 19.5 Bcf in 1994 and 16.8 Bcf in 1993. Although gas prices strengthened in the fourth quarter, average gas prices in 1995 were significantly lower than in 1994. 1995's lower gas prices were more than offset by a 5-percent increase in production, a 10-percent reduction in operating costs, and a $4.4-million pretax settlement related to the termination of a gas sales contract and related agreements. In connection with this settlement, TECO Coalbed Methane entered into replacement contracts providing for the sale of all gas produced at spot prices, similar to the original contract, for the life of the reserves.

     In 1994 gas prices declined significantly in the second half of the year, more than offsetting the impact of 16-percent higher production.

     In both 1994 and 1995 TECO Coalbed Methane acquired additional reserves in Alabama's Black Warrior Basin through the purchase of royalty interests in wells located on or near TECO Coalbed Methane's existing holdings.

     Production from all reserves is eligible for the alternative energy tax credits under Section 29 of the Internal Revenue Code through the year 2002.

     Assuming normal operating conditions, production is expected to remain stable in 1996 and then decline gradually in 1997 and beyond.

     TECO Power Services' operating income increased in 1995 from the commercial operation of the Alborada Power Station in Guatemala beginning in September. The power station consists of two combustion turbines supplying a combined 78 megawatts of power to a local distribution utility under a 15-year power sales agreement. At Dec. 31, 1995, TECO Power Services, through a wholly owned subsidiary, owned an 87.5-percent interest in the project, and a Guatemalan business group owned the remaining interest. In March 1996, the TECO Power Services' subsidiary acquired an additional interest in the project from the Guatemalan business group, bringing its total interest to 98.2 percent. TECO Power Services expects to secure project debt financing from the Overseas Private Investment Corporation (OPIC), an agency of the U.S.

GOVERNMENT, FOR 60 PERCENT OF THE PROJECT COST BY MID-YEAR 1996.

     In 1994 operating income for TECO Power Services remained stable relative to 1993, the year TECO Power Services made its initial contribution to operating income from its Hardee Power Station.

DIVERSIFIED COMPANIES' OPERATING REVENUES

     Diversified revenues increased significantly in 1995 from better operating results at all companies. TECO Coal recorded $5.8 million before expenses from the sale of land and mineral rights under a condemnation settlement with the state of Kentucky and TECO Coalbed Methane recorded $4.4 million from the termination of a gas sales contract.

     The diversified companies' revenues decreased slightly in 1994 as growth in coal revenues was more than offset by decreased revenues from the water transportation business.

DIVERSIFIED COMPANIES' OPERATING EXPENSES

     Diversified operating expenses increased 2 percent in 1995. TECO Power Services incurred higher expenses from increased power generation at the Hardee plant and the new Guatemalan plant. These increases were partially offset by lower operating expenses at other diversified companies.

     In 1994 diversified companies' operating expenses increased slightly in line with higher production of coal and natural gas. The diversified companies recorded a charge of $2.5 million for corporate restructuring in 1994 related to reductions in staffing levels and other costs.

NEW BUSINESSES

     TECO Energy has expanded its natural gas production business through a new subsidiary, TECO Gas & Oil, Inc., which is participating in joint ventures in exploration and development of conventional gas and oil in the shallow gulf waters off Texas and Louisiana. The joint ventures have successfully bid for several offshore leases at federal auctions and have negotiated drilling rights on other parcels. The first two exploratory wells were successfully completed in 1995 with production facilities planned to be operational in the first half of 1996. The joint ventures are making extensive use of 3-D seismic data to increase the probability of successful exploration efforts. The company expects to invest $25 million to $30 million per year for the next few years for exploration and production.

     In 1995 TECO Energy organized a new subsidiary, TeCom Inc., formerly named TECO Energy Management Services Corporation, which is pilot testing an advanced energy management and communications system for residential and commercial use, and has under development a system for industrial application. Development and testing will continue in 1996 with pilot testing at other utilities expected. The 1996 operating expenses and capital investment for these pilot programs are not expected to be significant.

NON-OPERATING ITEMS

OTHER INCOME (EXPENSE)

     Other income in 1995 consisted mostly of allowance for funds used during construction (AFUDC) which increased to $13.7 million from $3.5 million in 1994 and $1.6 million in 1993. AFUDC will increase again in 1996 with the additional investment in the construction of Tampa Electric's Polk Unit One and is expected to decline to minimal amounts for several years after the completion of this unit, scheduled for the fourth quarter of 1996. In addition, investment earnings were lower in 1995 primarily because of lower invested balances.

     Other income (expense) in 1993 included a one-time $10-million pretax charge at Tampa Electric associated with an FPSC-approved settlement agreement between Tampa Electric and the Office of Public Counsel as described in the Utility Regulation section. Excluding this $10-million charge, other income was $2.9 million in 1993.

INTEREST CHARGES

     Interest charges were $83.2 million in 1995, up 8 percent from 1994 due to higher short-term debt balances and rates. In 1995 interest expense included $1.5 million of interest accrued on Tampa Electric's $50.8 million of deferred revenues. Savings from long-term debt refinancings accomplished in 1993 substantially offset the impact of rising short-term interest rates in 1994.

INCOME TAXES

     1995 income tax expense increased over 1994 levels primarily from higher pretax income. 1994 income tax expense was below 1993 levels, primarily due to higher Section 29 tax credits related to coalbed methane gas production and lower taxable income because of the restructuring charge. In addition, 1993 income tax expense included a charge for restating deferred income tax balances for the diversified companies to reflect the federal corporate income tax rate increase to 35 percent.

     Primarily due to the tax credits related to the production of coalbed methane, income tax expense was 24 percent of pretax income in 1995, 23 percent in 1994 and 26 percent in 1993. Reflecting increased production, these tax credits totaled $20.6 million in 1995, up from $19.6 million in 1994 and $16.6 million in 1993. The tax credit rate was estimated at $1.03 per thousand cubic feet in 1995, and was $1.00 in 1994 and 98 cents in 1993. This rate escalates with inflation, and could be limited by domestic oil prices. In 1995, domestic oil prices would have had to exceed $46 per barrel for this limitation to have been effective. The federal tax credit on production of coalbed methane is available through the year 2002.

ACCOUNTING STANDARDS

STOCK OPTIONS

     In 1995, the Financial Accounting Standards Board issued FAS 123, Accounting for Stock Options, effective for fiscal years beginning after Dec. 15, 1995. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity instruments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose pro forma net income and earnings per share. TECO Energy will continue to apply the prior accounting rules and make pro forma disclosures.

CAPITAL EXPENDITURES

     TECO Energy's 1995 capital expenditures of $433 million consisted of $335 million for Tampa Electric, which included $19 million of AFUDC, and $98 million for the diversified companies.

     Tampa Electric spent $199 million in 1995 on construction of Polk Unit One, a 250-megawatt coal-gasification plant. The capital cost of the plant is estimated at about $450 million, net of the construction funding from the U.S. Department of Energy under its Clean Coal Technology Program. An estimated $70 million will be spent in 1996 to complete this project with commercial operation expected in the fourth quarter of 1996.

     Tampa Electric spent an additional $117 million in 1995 for equipment and facilities to meet the company's growing customer base and for generation equipment improvements.

     At the diversified companies in 1995 TECO Transport & Trade's capital program of $32 million included purchasing an ocean barge previously leased, a program of barge enlargement and refurbishment, and normal equipment replacement. TECO Coalbed Methane's additional investment of $12 million in 1995 included the purchase of the royalty rights to additional reserves in the Black Warrior Basin and enhancements to existing wells. TECO Coal spent $9 million primarily on the completion of its new coal washing and preparation plant, and the development of new mines. TECO Power Services spent $38 million for its 87.5-percent share of the 78-megawatt Alborada Power Station in Guatemala.

     TECO Energy estimates total capital expenditures for ongoing operations at $260 million for 1996 and $779 million for 1997 through 2000, excluding AFUDC.

     Tampa Electric expects to spend $178 million in 1996 and $569 million during the 1997-2000 period, mainly for distribution facilities to meet customer growth and for Polk Unit One in 1996. At the end of 1995, Tampa Electric had outstanding commitments of about $72 million for capital programs including the construction of Polk Unit One.

     Tampa Electric's capital expenditure projections include about $30 million over the 1996 to 2000 period to comply with Phase II of the Clean Air Act Amendments for nitrogen oxide reductions and emissions monitoring equipment as described in the Environmental Compliance section.

     The diversified companies expect capital expenditures of about $82 million in 1996 and $210 million for the 1997 through 2000 period for coal mining equipment, exploration and production of conventional gas and oil, acquisition of river barges and ocean transportation equipment, and normal asset replacement. At the end of 1995, $12 million had been committed.

ENVIRONMENTAL COMPLIANCE

     Tampa Electric is complying with the Phase I emission limitations imposed by the Clean Air Act Amendments which became effective Jan. 1, 1995 by using blends of lower-sulfur coal, controlling stack emissions and emission allowances.

     In 1995 Tampa Electric successfully integrated Big Bend Unit Three into the existing scrubber on Big Bend Unit Four. This resulted in an additional scrubbed unit at a fraction of the cost of a new scrubber.

     In connection with its Phase I compliance plan, Tampa Electric entered into two long-term contracts effective in mid-1994 for the purchase of low-sulfur coal. In December 1995, one of the sellers ceased operations at the mine supplying this coal. Tampa Electric believes that there will be no negative impact on its operations because of the availability of alternative sources of supply and the successful scrubber integration of Big Bend Units Three and Four.

     To comply with Phase II emission standards set for 2000 Tampa Electric would potentially have to scrub additional capacity and is evaluating equipment and technologies to accomplish compliance in the most cost effective manner. Absent capital expenditures for additional scrubbing, Tampa Electric expects to spend $30 million of capital to comply with Phase II of the Clean Air Act Amendments for nitrogen oxide reductions and emissions monitoring equipment. The cost of compliance with Phase I and Phase II is expected to have little impact on Tampa Electric's prices.

UTILITY REGULATION

PRICE INCREASE

1993 AND 1994

     The FPSC granted Tampa Electric a $1.2-million permanent base revenue increase and a $10.3-million revenue increase primarily associated with recovery of purchased power capacity payments effective in February 1993. The utility received an additional base revenue increase of $16 million effective Jan. 1, 1994. The FPSC's decision reflected overall allowed regulatory rates of return of 8.20 percent in 1993 and 8.34 percent in 1994, which included an allowed regulatory rate of return on common equity (ROE) of 12 percent, the midpoint of a range of 11 percent to 13 percent.

RETURN ON EQUITY AGREEMENTS

1994

     In March 1994 the FPSC issued an order which changed Tampa Electric's authorized ROE to an 11.35-percent midpoint with a range of 10.35 percent to
12.35 percent, while leaving in effect the rates it had previously established. The FPSC also ordered a $4-million annual accrual to establish an unfunded storm damage reserve for transmission and distribution property.

     In July 1994 the FPSC issued an order approving an agreement between its staff and Tampa Electric to cap the utility's authorized regulatory rate of return on common equity at 12.45 percent for 1994 only with any earnings above that amount to be used to increase the storm damage reserve. Tampa Electric did not exceed the 12.45-percent cap in 1994 and therefore accrued only the $4.0 million to the storm damage reserve.

1995

     Tampa Electric's objective is to place Polk Unit One in service without increasing the total price that its customers pay for electric service. A number of actions, discussed in the Tampa Electric's Operating Expenses section, have been taken to reduce costs. A component of the strategy to accomplish this objective has been the deferral of certain revenues.

     In 1995 the FPSC approved a plan submitted by Tampa Electric to defer certain revenues for 1995. Under this plan Tampa Electric's allowed ROE increased to an 11.75-percent midpoint with a range of 10.75 percent to 12.75 percent and Tampa Electric deferred revenues under certain financial circumstances related to these returns. For 1995 a minimum of $15 million of revenues was deferred as well as 50 percent of actual revenues in excess of an ROE of 11.75 percent up to a net earned ROE of 12.75 percent and all actual revenues above an ROE of 12.75 percent. In 1995 Tampa Electric deferred $50.8 million of revenues under this plan. The deferred revenues accrue interest at the 30-day commercial paper rate specified in the Florida Administrative Code.

     Also as part of this plan the FPSC eliminated Tampa Electric's oil backout tariff effective Jan. 1, 1996, a reduction of about $12 million of annual revenues.

1996

     On Jan. 3, 1996 the FPSC in a proposed agency action approved a plan by Tampa Electric relating to the deferral in 1996 of revenues under certain circumstances defined by ROE levels. As a result of protests by the Office of Public Counsel and the Florida Industrial Power Users Group, this action did not become effective and there became operative a provision of the order that required Tampa Electric to hold subject to the FPSC's jurisdiction any revenues in 1996 contributing to an ROE in excess of 12.75 percent.

     On March 25, 1996 Tampa Electric filed with the FPSC an agreement between Tampa Electric and the two intervenors protesting the January 3 proposed order. If approved by the FPSC in a proposed agency action proceeding and if no protests are filed, the agreement would replace the Jan. 3, 1996 order. This agreement addresses, among other things, Tampa Electric's base rate levels, ROE levels for 1996 through 1998, and regulatory treatment of all accumulated deferred revenues through the period ending Dec. 31, 1998. It provides for Tampa Electric's existing base rates to be frozen at current levels through Dec. 31, 1998; a refund to its customers of $25 million ($15 million from 1996 operations and $10 million from the 1995 deferred revenues) plus interest over a period of one year commencing on Oct. 1, 1996; and for the possibility of an additional refund in 1999.

     Under the agreement, for the years 1996 through 1998 Tampa Electric will keep in each year all revenues contributing to an ROE up to 11.75 percent. Any additional revenues will be allocated according to the following formula. In 1996, 40 percent of any actual revenues that contribute to an ROE in excess of
11.75 percent will be included in 1996 revenues and the remaining 60 percent will be deferred for use in 1997 and 1998. There will also be available for use in 1997 and 1998 about $41 million of the revenues deferred from 1995, after deducting from 1995 deferred revenues the $10-million portion of the $25-million refund.

     In 1997, 40 percent of any revenues that contribute to an ROE in excess of
11.75 percent up to 12.75 percent will be included in Tampa Electric's 1997 revenues. The remaining 60 percent will be deferred for use in 1998. Any revenues contributing to an ROE exceeding 12.75 percent will be deferred for use during 1998.

     The same 40 percent allocation of revenues will be made in 1998 after taking into account any accumulated deferred revenues not used in previous years. The remaining 60 percent, as well as all revenues contributing to an ROE in excess of 12.75 percent, if any, will be refunded to Tampa Electric's customers in 1999. No refunds resulting from the 1998 portion of the agreement will commence until a final, non-appealable order has been issued resolving all issues with respect to the calculation of earned ROE during the periods covered by the agreement, including the appropriate regulatory treatment of the Polk Power Station.

     Finally, the agreement calls for an expeditious review of the regulatory treatment of Tampa Electric's Polk Power Station. Tampa Electric is optimistic that the FPSC will complete this review in the third quarter of 1996. An objective of the agreement is to maintain price stability by utilizing the 1995, 1996 and 1997 deferred revenues to offset a portion of the revenue requirements associated with the Polk Power Station.

COAL SETTLEMENT

     In February 1993 the FPSC approved an agreement between Tampa Electric and the Office of Public Counsel that resolved all issues relating to prices for coal purchased in the years 1990 through 1992 by Tampa Electric from its affiliate, Gatliff Coal, a subsidiary of TECO Coal. Tampa Electric agreed to refund $10 million plus interest to its customers through the fuel adjustment clause over a 12-month period beginning April 1, 1993. Tampa Electric refunded $7.6 million to its customers in 1993 and the remainder in 1994.

UTILITY COMPETITION

     Tampa Electric's retail business is substantially free from direct competition with other electric utilities, municipalities and public agencies. At the present time, the principal form of competition at the retail level consists of natural gas for residences and businesses and the self-generation option available to larger users of electric energy. Such users, and possibly commercial and residential customers as well, may seek to expand their options through legislative and/or regulatory initiatives that would permit competition at the retail level. Tampa Electric intends to take all appropriate actions to retain and expand its retail business, to control costs, and provide high quality service to retail customers.

     There is presently active competition in the wholesale power markets in Florida, and this is increasing largely as a result of the Energy Policy Act of 1992 and related federal initiatives. This act removed certain regulatory barriers to independent power producers and required utilities to transmit power from such producers, utilities and others to wholesale customers under certain circumstances. Tampa Electric continues its cost reduction efforts to increase its wholesale business, which is dependent on access to transmission systems owned by others.

     In March 1995 the Federal Energy Regulatory Commission (FERC) issued its Notice Of Proposed Rulemaking on Open Access Transmission Services (NOPR). The NOPR would require open access to transmission systems and utilities owning transmission facilities (including Tampa Electric) to provide services to wholesale transmission customers comparable to those they provide to themselves on comparable terms and conditions (including price). Among other things the NOPR would unbundle transmission services from power sales and require owners of transmission systems to take service under their own transmission tariffs.

FERC TRANSMISSION/INTERCHANGE PROCEEDINGS

     Tampa Electric is one of several utilities that intervened in Florida Power and Light's (FPL) proceeding before the FERC in which FPL has requested to change substantially the terms for providing interchange power and transmission services. In addition to challenging the reasonableness and fairness of many aspects of FPL's filing, Tampa Electric maintains that FPL's transmission tariffs adversely affect competition in the wholesale market and violate FERC's comparability standard governing open access to wholesale transmission.

     In December 1995 an Administrative Law Judge appointed by the FERC issued his initial decision which is generally favorable to the positions advocated by Tampa Electric. Briefs on this decision have been filed by the active intervenors, FERC staff and FPL and the case is now fully submitted for a decision by the FERC. Any disposition of transmission issues is expected to reflect FERC action on the NOPR.

     Tampa Electric protested transmission tariff filings by Florida Power Corporation (FPC), likewise based principally on their adverse competitive effects on the wholesale power market and failure to comply with the FERC's comparability standard. FPC has withdrawn these tariffs and substituted tariffs which conform to the pro forma tariffs in the NOPR. The ultimate terms of these tariffs will be determined after final action by FERC under the NOPR.

     In November 1995 the FERC accepted for filing Tampa Electric's open access transmission tariffs, which conform to the pro forma tariffs contained in the NOPR, subject to refund and the outcome of the final rule under the NOPR.

INVESTMENT ACTIVITY

     At Dec. 31, 1995 TECO Energy had $42.5 million in cash, cash equivalents and short-term investments versus $136.4 million at year-end 1994. In the first quarter of 1995 the company reduced its short-term investments and cash equivalents by $84 million and used the proceeds primarily to reduce short-term debt.

     Short-term investments at Dec. 31, 1995 included a $32.2-million investment in a hedged-equity utility portfolio. The company also had $86.3 million in longer-term passive investments, including a continuing investment in leveraged leases of $64.6 million. At Dec. 31, 1995 the net leveraged lease investment had essentially a zero balance and all leases were performing on a current basis. The company has made no investment in leveraged leases since 1989.

     TECO Properties has invested $43 million of equity in seven projects solely or as a limited partner. In 1995 TECO Properties recorded a $1.2 million gain from the sale of an apartment complex and established a reserve of $1.6 million for the expected 1996 sale of another apartment complex. TECO Energy plans to continue its conservative real estate investment approach.

FINANCING ACTIVITY

     TECO Energy's 1995 year-end capital structure, excluding the effect of unearned compensation related to its ESOP, was 52 percent debt, 46 percent common equity and 2 percent preferred equity. The company's objective is to maintain a capital structure over time that will support its current credit ratings.

CREDIT RATINGS/SENIOR DEBT

                                                   DUFF & PHELPS     MOODY'S     STANDARD & POOR'S
                                                   -------------     -------     -----------------
    Tampa Electric...............................       AA+            Aa2               AA
    TECO Finance/TECO Energy.....................       AA-             A1               AA-

     The current ratings reflect actions taken by Duff & Phelps in March 1995 to increase Tampa Electric's senior and subordinate debt ratings one level and by Moody's Investor Services in April to lower Tampa Electric's senior and subordinate debt ratings and TECO Energy's debt rating one level.

     In July 1993 Tampa Electric entered into a forward refunding arrangement for $85.95 million of outstanding Pollution Control Revenue Bonds. Under this arrangement $85.95 million of new tax-exempt bonds due Dec. 1, 2034 were issued on Dec. 1, 1994, at a 6.25-percent interest rate. The proceeds were used on Feb. 1, 1995 to refund the series having a 9.9-percent interest rate. For accounting and ratemaking purposes Tampa Electric began recording interest expense using a blended rate for the original and refunding bonds. This blended rate was used from July 1993 and will continue to be used through the maturity dates of the original bonds.

     TECO Energy raised $9.4 million of common equity in 1995, $10.6 million in 1994 and $8.3 million in 1993 from the sale of common stock through its Dividend Reinvestment and Common Stock Purchase Plan (DRP) implemented in 1992. The company expects to raise a similar amount of equity through this plan in 1996.

     As a part of its risk management program TECO Energy has entered into interest rate exchange agreements to moderate its exposure to interest rate changes. The benefit of these agreements are at risk only in the event of nonperformance by the other party to the agreement, which the company does not anticipate. The company has no other derivative instruments.

LIQUIDITY, CAPITAL RESOURCES

     TECO Energy and its operating companies met cash needs during 1995 largely with internally generated funds with the balance from the sale of certain short-term investments and from equity raised through the DRP.

     At Dec. 31, 1995 TECO Energy had bank credit lines of $370 million, of which $368 million in credit was available.

     TECO Energy anticipates meeting its capital requirements for ongoing operations in 1996 through 2000 substantially from internally generated funds. In 1996 TECO Power Services expects to secure non-recourse financing for the Guatemalan project as discussed on page 24 and Tampa Electric expects to issue about $100 million of long-term debt primarily to reduce short-term debt and redeem current maturities.

     On March 29, 1996, Tampa Electric issued a notice to call and retire on April 29, 1996, $35 million aggregate par value Series E and F Preferred Stock at redemption prices of $102 and $101, respectively, plus accrued dividends.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                                                                                       PAGE
                                                                                        NO.
                                                                                       -----
Report of Independent Accountants....................................................
Consolidated Balance Sheets, Dec. 31, 1995 and 1994..................................
Consolidated Statements of Income for the years ended Dec. 31, 1995, 1994 and 1993...
Consolidated Statements of Cash Flows for the years ended Dec. 31, 1995, 1994 and
  1993...............................................................................
Consolidated Statements of Common Equity for the year ended Dec. 31, 1995, 1994 and
  1993...............................................................................
Notes to Consolidated Financial Statements...........................................

     Financial Statement Schedules have been omitted since they are not required, are inapplicable or the required information is presented in the financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of TECO Energy, Inc.,

     We have audited the consolidated balance sheets of TECO Energy, Inc. and subsidiaries as of Dec. 31, 1995 and 1994, and the related consolidated statements of income, common equity and cash flows for each of the three years in the period ended Dec. 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TECO Energy, Inc. and subsidiaries as of Dec. 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended Dec. 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, effective Jan. 1, 1993 the company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

                                          COOPERS & LYBRAND L.L.P.
                                          Certified Public Accountants
Tampa, Florida
Jan. 15, 1996

                          CONSOLIDATED BALANCE SHEETS
                                   (MILLIONS)
                                     ASSETS

                                                                                DEC. 31,
                                                                          ---------------------
                                                                            1995         1994
                                                                          --------     --------
CURRENT ASSETS
Cash and cash equivalents...............................................  $   10.3     $   35.8
Short-term investments..................................................      32.2        100.6
Receivables, less allowance for uncollectibles..........................     163.5        144.6
Inventories, at average cost Fuel.......................................      76.7        101.8
  Materials and supplies................................................      49.0         49.7
Prepayments.............................................................       9.6          8.6
                                                                          --------     --------
                                                                             341.3        441.1
                                                                          --------     --------
PROPERTY, PLANT AND EQUIPMENT, AT ORIGINAL COST
Utility plant in service................................................   3,174.5      3,060.8
Construction work in progress...........................................     479.6        286.6
Other property..........................................................     836.4        748.3
                                                                          --------     --------
                                                                           4,490.5      4,095.7
Less accumulated depreciation...........................................  (1,616.2)    (1,475.4)
                                                                          --------     --------
                                                                           2,874.3      2,620.3
                                                                          --------     --------
OTHER ASSETS
Other investments.......................................................      86.3        107.0
Deferred income taxes...................................................      65.9         52.3
Deferred charges and other assets.......................................     105.6         91.5
                                                                          --------     --------
                                                                             257.8        250.8
                                                                          --------     --------
                                                                          $3,473.4     $3,312.2
                                                                          ========     ========
                                    LIABILITIES AND CAPITAL
CURRENT LIABILITIES
Long-term debt due within one year......................................  $   31.3     $    7.8
Notes payable...........................................................     361.4        349.9
Accounts payable........................................................     146.3        145.3
Customer deposits.......................................................      51.3         49.5
Interest accrued........................................................      13.3         15.4
Taxes accrued...........................................................      11.7           .2
                                                                          --------     --------
                                                                             615.3        568.1
OTHER LIABILITIES
Deferred income taxes...................................................     396.6        390.8
Investment tax credits..................................................      61.3         66.6
Regulatory liability-tax related........................................      47.5         57.5
Other deferred credits..................................................     136.1         66.1
Long-term debt, less amount due within one year.........................     994.9      1,023.9
PREFERRED STOCK OF TAMPA ELECTRIC.......................................      55.0         55.0
CAPITAL
Common equity...........................................................   1,240.9      1,163.3
Unearned compensation related to ESOP...................................     (74.2)       (79.1)
                                                                          --------     --------
                                                                          $3,473.4     $3,312.2
                                                                          ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                   (MILLIONS)

                                                                     YEAR ENDED DEC. 31,
                                                            -------------------------------------
                                                              1995         1994            1993
                                                            --------     --------        --------
REVENUES..................................................  $1,392.3     $1,350.9        $1,283.9
                                                            --------     --------        --------
EXPENSES
Operation.................................................     684.6        670.8           624.9
Maintenance...............................................     101.3        101.1            98.9
Restructuring charge and other cost reductions............        --         25.0              --
Depreciation..............................................     174.7        174.0           165.3
Taxes, other than income..................................     114.0        110.2           104.3
                                                            --------     --------        --------
                                                             1,074.6      1,081.1           993.4
                                                            --------     --------        --------
INCOME FROM OPERATIONS....................................     317.7        269.8(1)        290.5
                                                            --------     --------        --------
OTHER INCOME (EXPENSE)
Allowance for other funds used during construction........      13.7          3.5             1.6
Other income (expense), net...............................        .6          6.4            (7.1)
Preferred dividend requirements of Tampa Electric.........      (3.6)        (3.6)           (3.6)
                                                            --------     --------        --------
                                                                10.7          6.3            (9.1)
                                                            --------     --------        --------
INCOME BEFORE INTEREST AND INCOME TAXES...................     328.4        276.1           281.4
                                                            --------     --------        --------
INTEREST CHARGES
Interest expense..........................................      88.8         79.3            78.2
Allowance for borrowed funds used during construction.....      (5.6)        (2.2)           (2.1)
                                                            --------     --------        --------
                                                                83.2         77.1            76.1
                                                            --------     --------        --------
INCOME BEFORE PROVISION FOR INCOME TAXES..................     245.2        199.0           205.3
Provision for income taxes................................      59.1         45.8            55.0
                                                            --------     --------        --------
Income before cumulative effect of change in accounting
  principle...............................................     186.1        153.2           150.3
Cumulative effect of change in accounting principle.......        --           --            11.2
                                                            --------     --------        --------
Net Income................................................  $  186.1     $  153.2(1)     $  161.5
                                                            ========     ========        ========
Average common shares outstanding during year.............     116.5        115.9           115.3
                                                            ========     ========        ========
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING:
Before cumulative effect of change in accounting
  principle...............................................  $   1.60     $   1.32        $   1.30
Cumulative effect of change in accounting principle.......        --           --             .10
                                                            --------     --------        --------
Earnings per average common share outstanding.............  $   1.60     $   1.32(1)     $   1.40
                                                            ========     ========        ========

---------------

(1) Includes the effect of a corporate restructuring charge which reduced operating income by $25 million, net income by $15 million and earnings per share by $0.13. See Note H.

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)

                                                                      YEAR ENDED DEC. 31,
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income....................................................  $ 186.1     $ 153.2     $ 161.5
Adjustments to reconcile net income to net cash
  Depreciation................................................    174.7       174.0       165.3
  Deferred income taxes.......................................    (17.3)      (12.1)        7.8
  Cumulative effect of change in accounting principle.........       --          --       (11.2)
  Restructuring charge and other cost reductions..............       --        25.0          --
  Investment tax credits, net.................................     (5.3)       (6.8)       (5.6)
  Allowance for funds used during construction................    (19.3)       (5.7)       (3.7)
  Amortization of unearned compensation related to ESOP.......      4.9         5.7         4.2
  Deferred revenue............................................     50.8          --          --
  Deferred recovery clause....................................    (12.4)       19.9       (10.6)
  Fuel cost settlement........................................       --          --        10.0
  Refund to customers.........................................       --        (2.4)       (7.6)
  Coal contract buyout and amortization.......................      2.0       (25.5)         --
  Receivables, less allowance for uncollectibles..............    (18.9)      (10.5)       (2.8)
  Inventories.................................................     25.8       (23.7)        9.9
  Taxes accrued...............................................     11.5        (1.0)       (3.9)
  Interest accrued............................................     (2.1)         .6        (1.5)
  Accounts payable............................................      1.0        30.0         4.2
  Other.......................................................     25.7        17.5         1.4
                                                                -------     -------     -------
                                                                  407.2       338.2       317.4
                                                                -------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures..........................................   (432.7)     (309.1)     (270.6)
  Allowance for funds used during construction................     19.3         5.7         3.7
  Investment in short-term investments........................     68.4        12.5        14.2
  Other non-current investments...............................     17.5        (6.0)       (1.4)
                                                                -------     -------     -------
                                                                 (327.5)     (296.9)     (254.1)
                                                                -------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Common stock..................................................     11.1        11.1        12.1
Proceeds from long-term debt..................................       .6          .7        15.6
Repayment of long-term debt...................................     (6.5)      (19.0)      (73.2)
Net increase in short-term debt...............................     11.5        84.1        68.6
Dividends.....................................................   (121.9)     (115.6)     (109.2)
                                                                -------     -------     -------
                                                                 (105.2)      (38.7)      (86.1)
                                                                -------     -------     -------
Net increase (decrease) in cash and cash equivalents..........    (25.5)        2.6       (22.8)
Cash and cash equivalents at beginning of year................     35.8        33.2        56.0
                                                                -------     -------     -------
Cash and cash equivalents at end of year......................  $  10.3     $  35.8     $  33.2
                                                                =======     =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest (net of amounts capitalized).......................  $ 105.4     $  85.1     $  80.0
  Income taxes................................................  $  66.5     $  69.2     $  53.3

   The accompanying notes are an integral part of the consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF COMMON EQUITY
                                   (MILLIONS)

                                                             ADDITIONAL                              TOTAL
                                                   COMMON     PAID-IN     RETAINED     UNEARNED      COMMON
                                      SHARES(1)   STOCK(1)   CAPITAL(1)   EARNINGS   COMPENSATION    EQUITY
                                      ---------   --------   ----------   --------   ------------   --------
BALANCE, DEC. 31, 1992..............    115.0      $115.0      $308.5     $  621.3      $(89.0)     $  955.8
  Net income for 1993...............                                         161.5                     161.5
  Common stock issued...............       .6          .6        11.5                                   12.1
  Cash dividends declared ($.9475
     per share)(1)..................                                        (109.2)                   (109.2)
  Amortization of unearned
     compensation related to ESOP...                                                       4.2           4.2
  Tax benefits -- ESOP dividends and
     stock options..................                              1.0          2.2                       3.2
                                        -----      ------      ------      -------      ------      --------
BALANCE, DEC. 31, 1993..............    115.6       115.6       321.0        675.8       (84.8)      1,027.6
  Net income for 1994...............                                         153.2                     153.2
  Common stock issued...............       .6          .6        10.5                                   11.1
  Cash dividends declared ($.9975
     per share).....................                                        (115.6)                   (115.6)
  Amortization of unearned
     compensation related to ESOP...                                                       5.7           5.7
  Tax benefits -- ESOP dividends....                                           2.2                       2.2
                                        -----      ------      ------      -------      ------      --------
BALANCE, DEC. 31, 1994..............    116.2       116.2       331.5        715.6       (79.1)      1,084.2
  Net income for 1995...............                                         186.1                     186.1
  Common stock issued...............       .5          .5        10.6                                   11.1
  Cash dividends declared ($1.0475
     per share).....................                                        (121.9)                   (121.9)
  Amortization of unearned
     compensation related to ESOP...                                                       4.9           4.9
  Tax benefits -- ESOP dividends and
     stock options..................                               .1          2.2                       2.3
                                        -----      ------      ------      -------      ------      --------
BALANCE, DEC. 31, 1995..............    116.7      $116.7      $342.2     $  782.0      $(74.2)     $1,166.7
                                        =====      ======      ======      =======      ======      ========

---------------

(1) Restated to reflect a two-for-one stock split on Aug. 30, 1993.

   The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The significant accounting policies for both utility and diversified operations are as follows:

     The consolidated financial statements include the accounts of TECO Energy, Inc. (TECO Energy) and its wholly owned subsidiaries.

     The equity method of accounting is used to account for investments in partnership arrangements in which TECO Energy or its subsidiary companies do not have majority ownership or exercise control.

     The proportional share of expenses, revenues and assets reflecting TECO Coalbed Methane's and TECO Gas & Oil's undivided interest in joint venture property is included in the consolidated financial statements.

     All significant intercompany balances and intercompany transactions have been eliminated in consolidation.

BASIS OF ACCOUNTING

     Tampa Electric maintains its accounts in accordance with recognized policies prescribed or permitted by the Florida Public Service Commission (FPSC) and the Federal Energy Regulatory Commission (FERC). These policies conform with generally accepted accounting principles in all material respects.

     The impact of Financial Accounting Standard (FAS) No. 71, Accounting for the Effects of Certain Types of Regulation, has been minimal in Tampa Electric's experience, but when cost recovery is ordered over a longer period than a fiscal year, costs are recognized in the period that the regulatory agency recognizes them in accordance with FAS 71.

     Tampa Electric's retail and wholesale businesses are regulated by the FPSC and the FERC, respectively. Prices allowed by both agencies are generally based on recovery of prudent costs incurred plus a reasonable return on invested capital.

     The use of estimates is inherent in the preparation of financial statements in accordance with generally accepted accounting principles.

REVENUES AND FUEL COSTS

     Revenues include amounts resulting from cost recovery clauses which provide for monthly billing charges to reflect increases or decreases in fuel, purchased capacity, oil backout and conservation costs. These adjustment factors are based on costs projected by Tampa Electric for a specific recovery period. Any over-recovery or under-recovery of costs plus an interest factor are refunded or billed to customers during the subsequent recovery period. Over-recoveries of costs are recorded as deferred credits and under-recoveries of costs are recorded as deferred debits.

     On May 10, 1995, the FPSC approved the termination of the oil backout clause effective Jan. 1, 1996. Any oil backout project costs incurred beginning Jan 1, 1996 will no longer be recovered through the cost recovery clause.

     In December 1994, Tampa Electric bought out a long-term coal supply contract which would have expired in 2004 for a lump sum payment of $25.5 million and entered into two new contracts with the supplier. The coal supplied under the new contracts is competitive in price with coals of comparable quality. As a result of this buyout, Tampa Electric customers will benefit from anticipated net fuel savings of more than $40 million through the year 2004. In February 1995, the FPSC authorized the recovery of the $25.5 million buy-out amount plus carrying costs through the Fuel and Purchased Power Cost Recovery Clause over the next ten years beginning April 1, 1995. In 1995, $2 million of buy-out costs were amortized to expense.

     Certain other costs incurred by Tampa Electric are allowed to be recovered from customers through prices approved in the regulatory process. These costs are recognized as the associated revenues are billed.

     Tampa Electric accrues base revenues for services rendered but unbilled to provide a closer matching of revenues and expenses.

     In February 1993, the FPSC approved an agreement between Tampa Electric and the Office of Public Counsel which resolved all issues relating to prices for coal purchased in the years 1990 through 1992 by Tampa Electric from its affiliate, Gatliff Coal, a subsidiary of TECO Coal. Tampa Electric recognized a $10-million liability in February 1993 and agreed to return this amount plus interest during the 12-month period effective April 1, 1993. The $10-million charge related to this agreement is classified in "Other income (expense)" on the income statement.

DEPRECIATION

     TECO Energy provides for depreciation primarily by the straight-line method at annual rates that amortize the original cost, less net salvage, of depreciable property over its estimated service life. The provision for utility plant in service, expressed as a percentage of the original cost of depreciable property, was 3.9% for 1995, and 4.2% for 1994 and 1993.

     The original cost of utility plant retired or otherwise disposed of and the cost of removal less salvage are charged to accumulated depreciation.

FOREIGN OPERATIONS

     The functional currency of TPS Guatemala One, Inc.'s partnership in Guatemala is the U.S. dollar. Transactions conducted in Guatemala in the local currency, the quetzal, are remeasured to the U.S. dollar for financial reporting purposes with aggregate transaction gains or losses included in net income. The aggregate loss included in net income during 1995 was not significant.

     The partnership is protected from any significant currency gains or losses by the terms of the power sales agreement where payments are defined in U.S. dollars.

DEFERRED INCOME TAXES

     Effective Jan. 1, 1993, TECO Energy adopted FAS 109, which changed the requirements for accounting for income taxes. Although FAS 109 retains the concept of comprehensive interperiod income tax allocation, it adopts the liability method in the measurement of deferred income taxes rather than the deferred method. Under the liability method, the temporary differences between the financial statement and tax bases of assets and liabilities are reported as deferred taxes measured at current tax rates. The cumulative effect of adopting FAS 109 increased TECO Energy's earnings by $11.2 million in 1993. Since Tampa Electric is a regulated enterprise its books and records reflect approved regulatory treatment, the adoption of FAS 109 resulted in certain adjustments to accumulated deferred income taxes and the establishment of a corresponding regulatory tax liability reflecting the amount payable to customers through future rates and had no effect on earnings.

INVESTMENT TAX CREDITS

     Investment tax credits have been recorded as deferred credits and are being amortized to income tax expense over the service lives of the related property.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)

     AFUDC is a non-cash credit to income with a corresponding charge to utility plant which represents the cost of borrowed funds and a reasonable return on other funds used for construction. The rate used to calculate AFUDC is revised periodically to reflect significant changes in Tampa Electric's cost of capital. The rate was

7.79% for 1995, 7.28% for 1994, and 7.70% for 1993. The base on which AFUDC is calculated excludes construction work in progress which has been included in rate base.

INTEREST CAPITALIZED

     Interest costs for the construction of TECO Coal's preparation plant and loadout facility and TECO Power Services' Alborada Power Station were capitalized and will be depreciated over the service lives of the related property. Such interest costs capitalized totaled $.9 million in 1995 for the Alborada Power Station and $.9 million in 1994 for TECO Coal's preparation plant.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Included in cash and cash equivalents and short-term investments at Dec. 31, 1994 are $20.8 million and $70.2 million, respectively, of securities classified as available-for-sale. Securities classified as available-for-sale are highly liquid, high-quality debt instruments purchased with a maturity of three months or less. There are no available-for-sale securities at Dec. 31, 1995.

     Short-term investments also include $32.2 million and $30.3 million at Dec. 31, 1995 and 1994, respectively of trading securities, which have a cost basis of $31.4 million and $29.9 million. The estimated fair market values were based on quoted market prices. Trading securities consist of a hedged equity investment in a utility portfolio. The utility portfolio is comprised of various utility equities, hedged by selling short other utility equities. Realized gains and losses are determined on the specific identification cost basis. In 1994, TECO Energy adopted FAS 115, Accounting for Certain Investments in Debt and Equity Securities, which requires fair value accounting for debt and equity securities. The change in net unrealized gains and losses on trading securities included in earnings in 1995 and 1994 was not significant.

OTHER INVESTMENTS

     Other investments include longer-term passive investments, primarily leveraged leases.

COALBED SEAM GAS PROPERTIES

     TECO Coalbed Methane, a subsidiary of TECO Energy, has entered into agreements with others to develop jointly the natural gas potential in a portion of Alabama's Black Warrior Basin.

     TECO Coalbed Methane utilizes the successful efforts method to account for its gas operations. Under this method, expenditures for unsuccessful exploration activities are expensed currently.

     Capitalized costs are amortized on the unit-of-production method using estimates of proven reserves. Investments in unproven properties and major development projects are not amortized until proven reserves associated with the projects can be determined or until impairment occurs.

     Aggregate capitalized costs related to wells producing and under development at Dec. 31, 1995 and 1994 were $203.3 million and $190.9 million, respectively. Net proven reserves at Dec. 31, 1995 and 1994 were 184.0 billion cubic feet for 556 wells and 172.7 billion cubic feet for 462 wells, respectively.

CONVENTIONAL GAS AND OIL PROPERTIES

     TECO Gas & Oil, a subsidiary of TECO Energy formed in 1995, has entered into joint ventures with several partners to explore for conventional gas and oil in the shallow gulf waters off Texas and Louisiana.

     TECO Gas & Oil utilizes the successful efforts method to account for its gas and oil operations. Under this method, expenditures for unsuccessful exploration activities are expensed currently.

     At Dec. 31, 1995 aggregate capitalized costs were not significant.

RECLASSIFICATION

     Certain 1994 and 1993 amounts were reclassified to conform with current year presentation.

B.  COMMON EQUITY

STOCK OPTIONS

     The 1980 Stock Option and Appreciation Rights Plan was succeeded by the 1990 Equity Incentive Plan. Under the Equity Incentive Plan, the Compensation Committee of the Board of Directors may grant options to purchase common stock to officers and key employees of TECO Energy and its subsidiaries. The stock options are exercisable at a price not less than the fair market value of the common stock on the date of grant. The plan also provides that the Committee may issue stock appreciation rights. The exercise price of the stock appreciation rights may not be less than the fair market value of the common stock on the date of grant or if issued with a stock option, the exercise price of the related option. Stock appreciation rights provide for the issuance of common stock or the payment of cash or a combination of both equal to the difference between the exercise price of the stock appreciation right and the fair market value of the common stock on the date of exercise.

     In January 1996, The Board of Directors adopted the 1996 Equity Incentive Plan (the "Plan") as an amendment and restatement of the company's 1990 Equity Incentive Plan (the "1990 Plan"). This Plan will be submitted to shareholders for approval at the 1996 Annual Meeting. Upon such approval, the Plan will supersede the 1990 Plan and no additional grants will be made thereunder. The rights of the holders of outstanding options under the 1990 Plan will not be affected. The purpose of the Plan is to attract and retain key employees of the company, to provide an incentive for them to achieve long-range performance goals and to enable them to participate in the long-term growth of the company. The Plan will continue to be administered by the Compensation Committee. The Plan would amend the 1990 Plan to increase the number of shares of Common Stock subject to grants by 3,750,000 shares, expand the types of awards available to be granted and specify a limit on the maximum number of shares with respect to which stock options and stock appreciation rights may be made to any participant under the Plan.

     Transactions during the last three years under the 1990 Equity Incentive Plan and the 1980 Stock Option and Appreciation Rights Plan are summarized as follows:

EQUITY INCENTIVE PLAN AND STOCK OPTION AND APPRECIATION RIGHTS PLAN

                                                                OPTION
                                                                SHARES              OPTION
                                                              (THOUSANDS)            PRICE
                                                              -----------     -------------------
1995
Outstanding, beginning of year...............................    1,913        $ 8.6563 - $23.5625
  Granted....................................................      488        $  20.75 - $ 21.625
  Exercised..................................................      100        $ 8.6563 - $23.5625
  Canceled...................................................       38        $18.8438 - $23.5625
                                                                 -----
Outstanding, end of year.....................................    2,263        $  11.50 - $23.5625
                                                                 =====
Exercisable, end of year.....................................    2,263        $  11.50 - $23.5625
                                                                 =====
Available for grant..........................................    1,936
                                                                 =====
1994
Outstanding, beginning of year...............................    1,567        $ 8.6563 - $23.5625
  Granted....................................................      401        $19.4375 - $  20.00
  Exercised..................................................       55        $10.0469 - $18.8438
  Canceled...................................................       --
                                                                 -----
Outstanding, end of year.....................................    1,913        $ 8.6563 - $23.5625
                                                                 =====
Exercisable, end of year.....................................    1,505        $ 8.6563 - $19.4375
                                                                 =====
Available for grant..........................................    2,386
                                                                 =====
1993
Outstanding, beginning of year...............................    1,463        $ 8.6563 - $18.8438
  Granted....................................................      416        $23.5625
  Exercised..................................................      305        $ 8.6563 - $23.5625
  Canceled...................................................        7        $23.5625
                                                                 -----
Outstanding, end of year.....................................    1,567        $ 8.6563 - $23.5625
                                                                 =====
Exercisable, end of year.....................................    1,567        $ 8.6563 - $23.5625
                                                                 =====
Available for grant..........................................    2,787
                                                                 =====

     The 1991 Director Stock Option Plan provides grants of stock options to non-employee directors on the first trading day following each annual meeting of shareholders. This plan provides for an initial grant of options for 10,000 shares to each new director, and an annual grant of options for 2,000 shares thereafter, with an exercise price equal to the fair market value on the date of grant. Transactions during the last three years under the 1991 Director Stock Option Plan are summarized as follows:

DIRECTOR STOCK OPTION PLAN

                                                                OPTION
                                                                SHARES              OPTION
                                                              (THOUSANDS)            PRICE
                                                              -----------     -------------------
1995
Outstanding, beginning of year...............................     171         $17.7188 - $23.4063
  Granted....................................................      20         $21.125
  Exercised..................................................      14         $17.7188 - $19.8125
  Canceled...................................................       2         $23.4063
                                                                  ---
Outstanding, end of year.....................................     175         $17.7188 - $23.4063
                                                                  ===
Exercisable, end of year.....................................     175         $17.7188 - $23.4063
                                                                  ===
Available for grant..........................................     286
                                                                  ===
1994
Outstanding, beginning of year...............................     149         $17.7188 - $23.4063
  Granted....................................................      22         $19.8125
  Exercised..................................................      --
                                                                  ---
Outstanding, end of year.....................................     171         $17.7188 - $23.4063
                                                                  ===
Exercisable, end of year.....................................     149         $17.7188 - $19.8125
                                                                  ===
Available for grant..........................................     304
                                                                  ===
1993
Outstanding, beginning of year...............................     139         $17.7188 - $18.5313
  Granted....................................................      22         $23.4063
  Exercised..................................................      12         $17.7188 - $18.5313
                                                                  ---
Outstanding, end of year.....................................     149         $17.7188 - $23.4063
                                                                  ===
Exercisable, end of year.....................................     149         $17.7188 - $23.4063
                                                                  ===
Available for grant..........................................     326
                                                                  ===

     In 1995, the Financial Accounting Standards Board issued FAS 123, Accounting for Stock Options, effective for fiscal years beginning after Dec. 15, 1995. FAS 123 encourages, but does not require, companies to recognize compensation expense based on the fair value of grants of stock, stock options and other equity investments to employees. Although expense recognition for employee stock-based compensation is not mandatory, FAS 123 requires that companies not adopting must disclose pro forma net income and earnings per share. TECO Energy will continue to apply the prior accounting rules and make pro forma disclosures.

COMMON STOCK

     The company had 400 million shares of $1 par value common stock authorized in 1995, 1994 and 1993. On July 20, 1993, the Board of Directors declared a two-for-one stock split of the corporation's outstanding common stock, effective Aug. 30, 1993, for shareholders of record as of July 30, 1993. All information related to TECO Energy common stock, including shares outstanding and per share amounts, has been calculated as if the stock split had been in effect for all periods presented.

DIVIDEND REINVESTMENT PLAN

     In 1992, TECO Energy implemented a Dividend Reinvestment and Common Stock Purchase Plan. TECO Energy raised common equity of $9.4 million, $10.6 million and $8.3 million from this plan in 1995, 1994 and 1993, respectively.

SHAREHOLDER RIGHTS PLAN

     In 1989, TECO Energy declared a distribution of Rights to purchase one additional share of the company's common stock at a price of $40 per share for each share outstanding. The Rights expire in May 1999. The Rights will become exercisable 10 days after a person acquires 20 percent or more of the company's outstanding common stock or commences a tender offer that would result in such person owning 30 percent or more of such stock or at the time the Board of Directors declares a person who acquired 10 percent or more of such stock to be an "adverse person." If any person acquires 20 percent or more of the outstanding common stock or the Board declares that a person is an adverse person, the rights of holders, other than such acquiring person or adverse person, become rights to buy shares of common stock of the company (or the acquiring company if the company is involved in a merger or other business combination and is not the surviving corporation) having a market value of twice the exercise price of each right.

     The company may redeem the Rights at a price of $.005 per Right until 10 days after a person acquires 20 percent or more of the outstanding common stock but not after the Board has declared a person to be an adverse person.

EMPLOYEE STOCK OWNERSHIP PLAN

     Effective Jan. 1, 1990, TECO Energy amended the TECO Energy Group Retirement Savings Plan, a tax-qualified benefit plan available to substantially all employees, to include an employee stock ownership plan (ESOP). During 1990, the ESOP purchased 7 million shares of TECO Energy common stock on the open market for $100 million. The share purchase was financed through a loan from TECO Energy to the ESOP. This loan is at a fixed interest rate of 9.3% and will be repaid from dividends on ESOP shares and from TECO Energy's contributions to the ESOP.

     TECO Energy's contributions to the ESOP were $4.8 million, $7.6 million and $3.4 million in 1995, 1994 and 1993, respectively. TECO Energy's annual contribution equals the interest accrued on the loan during the year plus additional principal payments needed to meet the matching allocation requirements under the plan, less dividends received on the ESOP shares. The components of net ESOP expense recognized for the past three years are as follows:

                                                          1995      1994      1993
                                                          -----     -----     -----
                                                                 (MILLIONS)
            Interest expense............................  $ 8.3     $ 8.8     $ 9.0
            Compensation expense........................    4.9       5.7       4.2
            Dividends...................................   (7.1)     (6.9)     (6.6)
                                                           ----      ----      ----
            Net ESOP expense............................  $ 6.1     $ 7.6     $ 6.6
                                                           ====      ====      ====

     Compensation expense was determined by the shares allocated method.

     At Dec. 31, 1995, the ESOP had 1.5 million allocated shares, .1 million committed-to-be-released shares, and 5.2 million unallocated shares. Shares are released to provide employees with the company match in accordance with the terms of the TECO Energy Group Retirement Savings Plan and in lieu of dividends on allocated ESOP shares. The dividends received by the ESOP are used to pay debt service.

     For financial statement purposes, the unallocated shares of TECO Energy stock are reflected as a reduction of common equity, classified as unearned compensation related to ESOP. Dividends on all ESOP shares are recorded as a reduction of retained earnings, as are dividends on all TECO Energy common stock. The tax benefit related to the dividends paid to the ESOP for allocated shares is a reduction of income tax expense and for unallocated shares is an increase in retained earnings. All ESOP shares are considered outstanding for earnings per share computations.

C.  PREFERRED STOCK

PREFERRED STOCK OF TECO ENERGY -- NO PAR
10 million shares authorized, none outstanding.

PREFERRED STOCK OF TAMPA ELECTRIC -- NO PAR
2.5 million shares authorized, none outstanding.

PREFERENCE STOCK OF TAMPA ELECTRIC -- NO PAR
2.5 million shares authorized, none outstanding.

PREFERRED STOCK OF TAMPA ELECTRIC -- $100 PAR VALUE
1.5 million shares authorized

                                                 OUTSTANDING
                                                 DEC.31, 1995                   CASH DIVIDENDS
                                     ------------------------------------       PAID IN 1995(1)
                                      CURRENT                                 -------------------
                                     REDEMPTION                                PER
                                       PRICE        SHARES      AMOUNT(2)     SHARE     AMOUNT(2)
                                     ----------     -------     ---------     -----     ---------
    4.32% Cumulative, Series A.....   $ 103.75       49,600       $ 5.0       $4.32       $  .2
    4.16% Cumulative, Series B.....   $ 102.875      50,000         5.0       $4.16          .2
    4.58% Cumulative, Series D.....   $ 101.00      100,000        10.0       $4.58          .5
    8.00% Cumulative, Series
      E(3).........................   $ 102.00      149,960        15.0       $8.00         1.2
    7.44% Cumulative, Series
      F(3).........................   $ 101.00      200,000        20.0       $7.44         1.5
                                                    -------     -------                  ------
                                                    549,560       $55.0                   $ 3.6
                                                    =======     =======                  ======



---------------
(1) Quarterly dividends paid on Feb. 15, May 15, Aug. 15 and Nov. 15.
(2) Millions.
(3) On March 29, 1996, Tampa Electric issued a notice to call and retire on April 29, 1996, the Series E and F Preferred Stock at redemption prices set forth plus accrued dividends.

     At Dec. 31, 1995, preferred stock had a carrying amount of $55.0 million and an estimated fair market value of $49.1 million. The estimated fair market value of preferred stock was based on quoted market prices.

D. SHORT-TERM DEBT

     Notes payable consisted primarily of commercial paper with weighted average interest rates of 5.76% and 5.68%, respectively, at Dec. 31, 1995 and Dec. 31, 1994. The carrying amount of notes payable approximated fair market value because of the short maturity of these instruments. Consolidated unused lines of credit at Dec. 31, 1995 were $368 million. Certain lines of credit require commitment fees ranging from .05% to .1875% on the unused balances.

     During 1995, TECO Finance entered into an interest rate exchange agreement to moderate its exposure to interest rate changes. This three-year agreement effectively converted the interest rate on $100 million of short-term debt from a floating rate to a fixed rate. TECO Finance will pay a fixed rate of 5.8% and will receive a floating rate based on a 30-day commercial paper index. There would not have been a significant loss to terminate this agreement at Dec. 31, 1995. The benefits of this agreement are at risk only in the event of non-performance by the other party to the agreement, which the company does not anticipate. The benefits of this agreement reduced interest expense in 1995.

E.  LONG-TERM DEBT

                                                                                 DEC. 31,
                                                                           ---------------------
                        (millions)                              DUE          1995         1994
                                                             ---------     --------     --------
TECO ENERGY
Medium-term notes payable: 9.28% for 1995 and 1994(1)......  1997-2000     $  100.0     $  100.0
                                                                           --------     --------
TAMPA ELECTRIC
First mortgage bonds (issuable in series)
  5 1/2%...................................................    1996            25.0         25.0
  7 3/43/4%................................................    2022            75.0         75.0
  5 3/43/4%................................................    2000            80.0         80.0
  6 1/81/8%................................................    2003            75.0         75.0
Installment contracts payable(2)
  5 3/43/4%................................................    2007            24.4         24.7
  7 7/87/8% Refunding bonds(3).............................    2021            25.0         25.0
  8% Refunding bonds(3)....................................    2022           100.0        100.0
  6.25% Refunding bonds(4).................................    2034            86.0         86.0
  Variable rate: 3.81% for 1995 and 4.10% for 1994(1)......    2025            51.6         51.6
  Variable rate: 3.72% for 1995 and 4.02% for 1994(1)......    2018            54.2         54.2
  Variable rate: 3.90% for 1995 and 4.23% for 1994(1)(5)...    2020            16.9         16.3
                                                                           --------     --------
                                                                              613.1        612.8
                                                                           ========     ========

DIVERSIFIED COMPANIES
Dock and wharf bonds, variable rate:
  3.74% for 1995 and 3.88% for 1994(1)(2)..................    2007           110.6        110.6
Mortgage notes payable: 7.6%...............................  1996-2003          3.3          4.1
Non-recourse secured facility notes,
  Series A: 7.8%...........................................  1996-2012        153.2        157.5
                                                                           --------     --------
                                                                              267.1        272.2
                                                                           ========     ========

TECO FINANCE
Medium-term notes payable, various rates:
  7.04% for 1995 and 7.09% for 1994(1).....................  1997-2002         50.0         50.9
                                                                           --------     --------
Unamortized debt premium (discount), net...................                    (4.0)        (4.2)
                                                                           --------     --------
                                                                            1,026.2      1,031.7
Less amount due within one year(6).........................                    31.3          7.8
                                                                           --------     --------
Total long-term debt.......................................                $  994.9     $1,023.9
                                                                           ========     ========


     Substantially all of the property, plant and equipment of Tampa Electric is pledged as collateral.

     Maturities and annual sinking fund requirements of long-term debt for the years 1997, 1998, 1999 and 2000 are $76.7 million, $6.9 million, $28.4 million, and $137.9 million, respectively. Of these amounts $.8 million per year for 1997 through 2000 may be satisfied by the substitution of property in lieu of cash payments.

---------------
(1) Composite year-end interest rate.

(2) Tax-exempt securities.

(3) Proceeds of these bonds were used to refund bonds with interest rates of 11 5/8% - 12 5/8%. For accounting purposes, interest expense has been recorded using blended rates of 8.28%-8.66% on the original and refunding bonds, consistent with regulatory treatment.

(4) Proceeds of these bonds were used to refund bonds with an interest rate of 9.9% in February 1995. For accounting purposes, interest expense has been recorded using a blended rate of 6.52% on the original and refunding bonds, consistent with regulatory treatment.

(5) This amount is recorded net of $3.1 million and $3.7 million at Dec. 31, 1995 and Dec. 31, 1994, respectively, on deposit with trustee.

(6) Of the amount due in 1996, $.8 million may be satisfied by the substitution of property in lieu of cash payments.

     At Dec. 31, 1995, total long-term debt had a carrying amount of $994.9 million and an estimated fair market value of $1,076.5 million. The estimated fair market value of long-term debt was based on quoted market prices for the same or similar issues, on the current rates offered for debt of the same remaining maturities, or for long-term debt issues with variable rates that approximate market rates, at carrying amounts. The carrying amount of long-term debt due within one year approximated fair market value because of the short maturity of these instruments.

     Tampa Electric entered into an interest rate exchange agreement, which expired Jan. 11, 1996, to reduce the cost of $100 million of fixed rate long-term debt. The agreement reduced interest expense by $2.3 million per year in 1995, 1994 and 1993.

F.  RETIREMENT PLAN

     TECO Energy has a non-contributory defined benefit retirement plan which covers substantially all employees. Benefits are based on employees' years of service and average final earnings.

     The company's policy is to fund the plan within the guidelines set by ERISA for the minimum annual contribution and the maximum allowable as a tax deduction by the IRS. About 65 percent of plan assets were invested in common stocks and 35 percent in fixed income investments at Dec. 31, 1995.

COMPONENTS OF NET PENSION EXPENSE

                                                                      1995         1994       1993
                                                                    --------     --------     -----
                                                                    (MILLIONS)
Service cost
  (benefits earned during the period).............................   $  7.2       $  8.8      $ 7.7
                                                                     ------       ------      -----
Interest cost on projected benefit obligations....................     17.3         15.8       15.0
                                                                     ------       ------      -----
Less: Return on plan assets
  Actual..........................................................     66.4         (3.7)      30.5
  Less net amortization of unrecognized transition asset and
     deferred return..............................................     43.3        (25.8)      10.3
                                                                     ------       ------      -----
Net return on assets..............................................     23.1         22.1       20.2
                                                                     ------       ------      -----
Net pension expense...............................................      1.4          2.5        2.5
Effect of restructuring charge....................................       --         13.3         --
                                                                     ------       ------      -----
Net pension expense recognized in the Consolidated Statements of
  Income..........................................................   $  1.4       $ 15.8      $ 2.5
                                                                     ======       ======      =====

RECONCILIATION OF THE FUNDED STATUS OF THE
RETIREMENT PLAN AND THE ACCRUED PENSION PREPAYMENT/(LIABILITY)

                                                                            DEC. 31,     DEC. 31,
                                                                              1995         1994
                                                                            --------     --------
                                                                            (MILLIONS)
Fair market value of plan assets..........................................   $286.7       $239.2
Projected benefit obligation..............................................   (260.2)      (218.0)
                                                                             ------       ------
Excess of plan assets over projected benefit obligation...................     26.5         21.2
Less unrecognized net gain from past experience different from that
  assumed.................................................................     33.4         23.8
Less unrecognized prior service cost......................................     (7.1)        (7.7)
Less unrecognized net transition asset (being amortized over 19.5
  years)..................................................................      9.5         10.5
                                                                             ------       ------
Accrued pension prepayment/(liability)....................................   $ (9.3)      $ (5.4)
                                                                             ======       ======
Accumulated benefit obligation (including vested benefits of $193.2 for
  1995 and $163.8 for 1994)...............................................   $215.2       $183.4
                                                                             ======       ======

ASSUMPTIONS USED IN DETERMINING ACTUARIAL VALUATIONS

                                                                            1995        1994
                                                                           -------     -------
Discount rate to determine projected benefit obligation..................      7.3%       8.25%
Rates of increase in compensation levels.................................3.3 - 5.3%  3.3 - 5.3%
Plan asset growth rate through time......................................        9%          9%

G.  POSTRETIREMENT BENEFIT PLAN

     TECO Energy and its subsidiaries currently provide certain postretirement health care benefits for substantially all employees retiring after age 55 meeting certain service requirements. The company contribution toward health care coverage for most employees retiring after Jan. 1, 1990 is limited to a defined dollar benefit based on years of service. Postretirement benefit levels are substantially unrelated to salary. The company reserves the right to terminate or modify the plans in whole or in part at any time.

     In 1993, the company adopted FAS 106 which requires postretirement benefits be recognized as earned by employees rather than recognized as paid.

COMPONENTS OF POSTRETIREMENT BENEFIT COST

                                                                       1995         1994       1993
                                                                     --------     --------     ----
                                                                     (MILLIONS)
Service cost (benefits earned during the period)...................   $  1.9       $  2.2      $1.8
Interest cost on projected benefit obligations.....................      6.3          5.3       4.9
Amortization of transition obligation (straight line over 20
  years)...........................................................      2.7          2.8       2.8
Amortization of actuarial (gain)/loss..............................       .2           .2        --
                                                                     -------      -------      ----


  Net periodic postretirement benefit expense......................     11.1         10.5       9.5

Effect of restructuring charge.....................................       --          2.7        --

                                                                     -------      -------      ----


Net periodic postretirement benefit expense recognized in the
  Consolidated Statements of Income................................   $ 11.1       $ 13.2      $9.5

                                                                     =======      =======      =====


RECONCILIATION OF THE FUNDED STATUS OF THE
POSTRETIREMENT BENEFIT PLAN AND THE ACCRUED LIABILITY

                                                                            DEC. 31,     DEC. 31,
                                                                              1995         1994
                                                                            --------     --------
                                                                            (MILLIONS)
Accumulated postretirement benefit obligation
  Active employees eligible to retire.....................................   $ (4.8)      $(11.8)
  Active employees not eligible to retire.................................    (30.9)       (25.9)
  Retirees and surviving spouses..........................................    (51.9)       (41.3)
                                                                            -------      -------
                                                                              (87.6)       (79.0)
Less unrecognized net gain/(loss) from past experience....................    (19.2)       (13.8)
Less unrecognized transition obligation...................................    (46.2)       (48.9)
                                                                            -------      -------
  Liability for accrued postretirement benefit............................   $(22.2)      $(16.3)
                                                                            =======      =======

                                                                              1995         1994
                                                                            --------     --------
ASSUMPTIONS USED IN DETERMINING ACTUARIAL VALUATIONS
Discount rate to determine projected benefit obligation...................      7.3%        8.25%

     The assumed health care cost trend rate for medical costs prior to age 65, and for certain retirees after age 65, was 11% in 1995 and decreases to 5.75% in 2002 and thereafter. The assumed health care cost trend rate for medical costs after age 65 was 7.5% in 1995 and decreases to 5.75% in 2002 and thereafter.

     A 1 percent increase in the medical trend rates would produce an 8 percent ($.6 million) increase in the aggregate service and interest cost for 1995 and a 7 percent ($6.4 million) increase in the accumulated postretirement benefit obligation as of Dec. 31, 1995.

H.  RESTRUCTURING CHARGE

     In 1994, TECO Energy implemented a corporate restructuring program which resulted in a $25 million charge ($15 million after tax) and reduced earnings per share by $.13. The cost of this restructuring program reflects charges for 241 early retirements, the elimination of other positions and other cost control initiatives. Approximately $1.7 million of this charge was paid in 1994 and $6.3 million in 1995. The impact on pension cost resulting from the restructuring as determined under the provisions of FAS 88, Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, was approximately $13.3 million. The impact on postretirement benefits as determined under FAS 106, Accounting for Postretirement Benefits Other Than Pensions, was approximately $2.7 million. These amounts are included as part of the total 1994 charge of $25 million. See Note F and Note G.

I.  INCOME TAX EXPENSE

     Income tax expense consists of the following components:

                                                              FEDERAL     STATE     TOTAL
                                                              -------     -----     -----
                                                              (MILLIONS)
        1995
          Currently payable.................................   $68.4      $13.3     $81.7
          Deferred..........................................   (16.6)       (.7)    (17.3)
          Amortization of investment tax credits............    (5.3)        --      (5.3)
                                                               -----      -----     -----
             Total income tax expense.......................   $46.5      $12.6     $59.1
                                                               =====      =====     =====
        1994
          Currently payable.................................   $54.7      $10.0     $64.7
          Deferred..........................................    (8.3)      (3.8)    (12.1)
          Investment tax credits............................    (1.3)        --      (1.3)
          Amortization of investment tax credits............    (5.5)        --      (5.5)
                                                               -----      -----     -----
             Total income tax expense.......................   $39.6      $ 6.2     $45.8
                                                               =====      =====     =====
        1993
          Currently payable.................................   $44.6      $ 8.2     $52.8
          Deferred..........................................     6.5        1.3       7.8
          Amortization of investment tax credits............    (5.6)        --      (5.6)
                                                               -----      -----     -----
             Total income tax expense.......................   $45.5      $ 9.5     $55.0
                                                               =====      =====     =====

     TECO Energy adopted FAS 109 as of Jan. 1, 1993 and elected not to restate prior years' financial statements. Deferred taxes result from temporary differences in the recognition of certain liabilities or assets for tax and financial reporting purposes. The principal components of the company's deferred tax assets and liabilities recognized in the balance sheet are as follows:

                                                                   DEC. 31,     DEC. 31,
                                                                     1995         1994
                                                                   --------     --------
                                                                        (MILLIONS)
        Deferred income tax assets(1)
          Property related.......................................      43.7
          Other..................................................      22.2         18.8
                                                                    -------      -------
                  Total deferred income tax assets...............      65.9         52.3
                                                                    -------      -------
        Deferred income tax liabilities(1)
          Property related.......................................    (395.7)       370.2)
          Intangible drilling costs..............................     (26.9)       (25.7)
          Revenue deferral plan..................................      19.6           --
          Other..................................................       6.4          5.1
                                                                    -------      -------
                  Total deferred income tax liabilities..........    (396.6)      (390.8)
                                                                    -------      -------
                  Accumulated deferred income taxes..............    (330.7)      (338.5)
                                                                    =======      =======

---------------

(1) Certain property related assets and liabilities have been netted.

     The total income tax provisions differ from amounts computed by applying the federal statutory tax rate to income before income taxes for the following reasons:

                                                                1994       1995       1993
                                                               ------     ------     ------
                                                                        (MILLIONS)
    Net income...............................................  $186.1     $153.2     $150.3
    Total income tax provision...............................    59.1       45.8       55.0
    Preferred dividend requirements..........................     3.6        3.6        3.6
                                                               ------     ------     ------
    Income before income taxes and preferred dividend
      requirements...........................................  $248.8     $202.6     $208.9
                                                               ======     ======     ======
    Income taxes on above at federal statutory rate of 35%...  $ 87.1     $ 70.9     $ 73.1
    Increase (Decrease) due to:
      State income tax, net of federal income tax............     8.2        4.0        6.7
      Amortization of investment tax credits.................    (5.3)      (5.5)      (5.6)
      Non-conventional fuels tax credit......................   (20.6)     (19.6)     (16.6)
      Equity portion of AFUDC................................    (4.9)      (1.4)       (.8)
      Other..................................................    (5.4)      (2.6)      (1.8)
                                                               ------     ------     ------
              Total income tax provision.....................  $ 59.1     $ 45.8     $ 55.0
                                                               ======     ======     ======
    Provision for income taxes as a percent of income before
      income taxes...........................................    23.8%      22.6%      26.3%
                                                               ======     ======     ======

J.  SEGMENT INFORMATION

     TECO Energy's principal business segment is Energy Services. This segment has been separated into two components: Regulated Electric Utility Services and Other Energy Services which includes the transportation, coal mining, coalbed methane gas and conventional gas and oil production, and independent power generation subsidiaries. All other activities of TECO Energy have been included in Other.

     Identifiable assets are those assets used directly in a segment's operations and are presented net of depreciation.

                                                                                   IDENTIFIABLE
                                                     INCOME                           ASSETS          CAPITAL
                                                      FROM                              AT          EXPENDITURES
                                      REVENUES     OPERATIONS     DEPRECIATION       DEC. 31.       FOR THE YEAR
                                      --------     ----------     ------------     ------------     ------------
                                                                      (MILLIONS)
1995
  Regulated electric utility
     services......................   $1,092.3      $   229.5       $  113.3         $  2,566.7       $  334.5
  Other energy services............      500.4           93.5(1)        61.1              838.3           95.8
  Eliminations.....................     (205.3)          (8.2)(1)         --              (86.1)            --
                                      --------         ------         ------           --------         ------
  Energy services segment..........    1,387.4          314.8          174.4            3,318.9          430.3
  Other and eliminations...........        4.9            2.9             .3              154.5            2.4
                                      --------         ------         ------           --------         ------
  TECO Energy consolidated.........   $1,392.3      $   317.7       $  174.7         $  3,473.4       $  432.7
                                      ========         ======         ======           ========         ======
1994
  Regulated electric utility
     services......................   $1,094.9      $   204.5       $  115.1         $  2,348.7       $  230.8
  Other energy services............      465.7           67.3(1)        58.6              803.2           78.0
  Eliminations.....................     (214.5)          (6.9)(1)         --              (19.8)            --
                                      --------         ------         ------           --------         ------
  Energy services segment..........    1,346.1          264.9          173.7            3,132.1          308.8
  Other and eliminations...........        4.8            4.9             .3              180.1             .3
                                      --------         ------         ------           --------         ------
  TECO Energy consolidated.........   $1,350.9      $ 269.8(2)      $  174.0         $  3,312.2       $  309.1
                                      ========         ======         ======           ========         ======
1993
  Regulated electric utility
     services......................   $1,041.3      $   214.6       $  111.9         $  2,199.6       $  205.6
  Other energy services............      470.5           75.2(1)        53.2              789.0           66.2
  Eliminations.....................     (231.4)          (3.9)(1)         --              (19.0)            --
                                      --------         ------         ------           --------         ------
  Energy services segment..........    1,280.4          285.9          165.1            2,969.6          271.8
  Other and eliminations...........        3.5            4.6             .2              158.2           (1.2)
                                      --------         ------         ------           --------         ------
  TECO Energy consolidated.........   $1,283.9      $   290.5       $  165.3         $  3,127.8       $  270.6
                                      ========         ======         ======           ========         ======

---------------
(1) Income from operations includes non-conventional fuels tax credit of $20.6 million, $19.6 million and $16.6 million in 1995, 1994 and 1993, respectively, and interest cost on the non-recourse debt related to independent power operations of $12.4 million in 1995 and $12.7 million in 1994 and 1993. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense.

(2) Income from operations includes the effect of a corporate restructuring charge of $25 million. See Note H.

K.  COMMITMENTS AND CONTINGENCIES

     TECO Energy has made certain commitments in connection with its continuing capital improvements program. TECO Energy estimates that capital expenditures for ongoing businesses during 1996 will be about $260 million and approximately $779 million for the years 1997 through 2000, excluding AFUDC.

     Tampa Electric's capital expenditures are estimated to be $178 million for 1996 and $569 million for 1997 through 2000 for equipment and facilities to meet customer growth and for construction of additional generating capacity to be placed in service in 1996. Tampa Electric is building a 250-megawatt coal-gasification plant (Polk Unit One) with a capital cost of about $450 million, net of construction funding from the Department of Energy under its Clean Coal Technology Program. Tampa Electric expects to spend $70 million to complete this project in 1996. At the end of 1995, Tampa Electric had outstanding commitments of approximately $72 million primarily for the construction of Polk Unit One. At the diversified companies, future capital expenditures are estimated at $82 million for 1996 and $210 million for the years 1997 through

2000, primarily for asset replacement and refurbishment at TECO Transport & Trade and TECO Coal, and development of TECO Gas & Oil. This includes commitments of about $12 million at the end of 1995.

L.  QUARTERLY DATA (UNAUDITED)

     Financial data by quarter is as follows:

                                                                QUARTER ENDED
                                                   ---------------------------------------
                                                   MARCH 31   JUNE 30   SEPT. 30   DEC. 31
                                                   --------   -------   --------   -------
        1995
        Revenues(1)..............................   $319.1    $349.7    $389.1     $334.4
          Income from operations(1)..............   $ 66.0    $ 80.7    $107.1     $ 63.9
          Net income(1)..........................   $ 36.5    $ 46.4    $ 63.2     $ 40.0
          Earnings per average common share......   $  .31    $  .40    $  .55     $  .34
          Dividends paid per common share........   $.2525    $ .265    $ .265     $ .265
          Stock price per common share(3)
             High................................   $22 1/8   $22 3/4   $23 1/2    $25 3/4
             Low.................................   $20       $20 1/2   $21 1/4    $23 1/8
             Close...............................   $21       $22       $23 1/2    $25 5/8
        1994
          Revenues(1)............................   $306.7    $353.3    $366.6     $324.3
          Income from operations(1)..............   $ 59.9    $ 75.8    $ 94.7     $ 39.4 (2)
          Net income(1)..........................   $ 33.6    $ 41.9    $ 54.6     $ 23.1 (2)
          Earnings per average common share......   $  .29    $  .36    $  .47     $  .20 (2)
          Dividends paid per common share........   $  .24    $.2525    $.2525     $.2525
          Stock price per common share(3)
             High................................   $22 5/8   $20 7/8   $21        $21
             Low.................................   $19 1/8   $18 1/4   $18 1/8    $18 1/2
             Close...............................   $19 1/2   $19 1/8   $19 1/4    $20 1/4

---------------
(1) Millions.

(2) Includes the effect of a corporate restructuring charge which reduced operating income by $25 million, net income by $15 million and earnings per share by $0.13. See Note H.

(3) Trading prices for common shares of TECO Energy, Inc.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     During the period Jan. 1, 1994 to the date of this report, TECO Energy has not had and has not filed with the Commission a report as to any changes in or disagreements with accountants on accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     (a) The information required by Item 10 with respect to the directors of the registrant is included under the caption "Election of Directors" on pages 1 through 4 of TECO Energy's definitive proxy statement, dated March 7, 1996, (Proxy Statement) for its Annual Meeting of Shareholders to be held on April 17, 1996, and is incorporated herein by reference.

     (b) The information required by Item 10 concerning executive officers of the registrant is included under the caption "Executive Officers of the Registrant" on page 15 of this report.

ITEM 11.  EXECUTIVE COMPENSATION.

     The information required by Item 11 is included in the Proxy Statement beginning with the "Summary Compensation Table" on page 9 and ending just before the caption "Approval of the 1996 Equity Incentive Plan" on page 12 and under the caption "Election of Directors -- Compensation of Directors" on page 4, and is incorporated herein by reference.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The information required by Item 12 is included under the caption "Share Ownership" on pages 4 through 5 of the Proxy Statement and is incorporated herein by reference.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The information required by Item 13 is included under the caption "Election of Directors" on page 4 of the Proxy Statement and is incorporated herein by reference.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

     (a) 1. Financial Statements -- See index on page 33.

         2. Financial Statement Schedules -- See index on page 33.

       3. Exhibits

   *3.1  Articles of Incorporation, as amended on April 20, 1993 (Exhibit 3, Form 10-Q for the quarter ended March 31, 1993 of TECO Energy, Inc.).
   *3.2  Bylaws of the Company, as amended effective July 18, 1995 (Exhibit 3, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy, Inc.).
   *4.1  Indenture of Mortgage among Tampa Electric Company, State Street Trust Company and
         First Savings & Trust Company of Tampa, dated as of Aug. 1, 1946 (Exhibit 7-A to
         Registration Statement No. 2-6693).
   *4.2  Ninth Supplemental Indenture, dated as of April 1, 1966, to Exhibit 4.1 (Exhibit
         4-k, Registration Statement No. 2-28417).
   *4.3  Thirteenth Supplemental Indenture dated as of Jan. 1, 1974, to Exhibit 4.1 (Exhibit
         2-g-1, Registration Statement No. 2-51204).
   *4.4  Sixteenth Supplemental Indenture, dated as of Oct. 30, 1992, to Exhibit 4.1 (Exhibit
         4.1, Form 10-Q for the quarter ended Sept. 30, 1992 of TECO Energy, Inc.).
   *4.5  Eighteenth Supplemental Indenture, dated as of May 1, 1993, to Exhibit 4.1 (Exhibit
         4.1, Form 10-Q for the quarter ended June 30, 1993 of TECO Energy, Inc.).
   *4.6  Installment Purchase and Security Contract between the Hillsborough County
         Industrial Development Authority and Tampa Electric Company, dated as of March 1,
         1972 (Exhibit 4.9, Form 10-K for 1986 of TECO Energy, Inc.).
   *4.7  First Supplemental Installment Purchase and Security Contract, dated as of Dec. 1,
         1974 (Exhibit 4.10, Form 10-K for 1986 of TECO Energy, Inc.).
   *4.8  Third Supplemental Installment Purchase Contract, dated as of May 1, 1976 (Exhibit
         4.12, Form 10-K for 1986 of TECO Energy, Inc.).
   *4.9  Installment Purchase Contract between the Hillsborough County Industrial Development
         Authority and Tampa Electric Company, dated as of Aug. 1, 1981 (Exhibit 4.13, Form
         10-K for 1986 of TECO Energy, Inc.).
  *4.10  Amendment to Exhibit A of Installment Purchase Contract, dated April 7, 1983
         (Exhibit 4.14, Form 10-K for 1989 of TECO Energy, Inc.).
  *4.11  Second Supplemental Installment Purchase Contract, dated as of June 1, 1983 (Exhibit
         4.11, Form 10-K for 1994 of TECO Energy, Inc.).
  *4.12  Third Supplemental Installment Purchase Contract, dated as of Aug. 1, 1989 (Exhibit
         4.16, Form 10-K for 1989 of TECO Energy, Inc.).
  *4.13  Installment Purchase Contract between the Hillsborough County Industrial Development
         Authority and Tampa Electric Company, dated as of Jan. 31, 1984 (Exhibit 4.13, Form
         10-K for 1993 of TECO Energy, Inc.).
  *4.14  First Supplemental Installment Purchase Contract, dated as of Aug. 2, 1984 (Exhibit
         4.14, Form 10-K for 1994 of TECO Energy, Inc.).
  *4.15  Second Supplemental Installment Purchase Contract, dated as of July 1, 1993 (Exhibit
         4.3, Form 10-Q for the quarter ended June 30, 1993 of TECO Energy, Inc.).
  *4.16  Loan and Trust Agreement among the Hillsborough County Industrial Development
         Authority, Tampa Electric Company and NCNB National Bank of Florida, as trustee, dated as of Sept. 24, 1990 (Exhibit 4.1, Form 10-Q for the quarter ended Sept. 30,
         1990 for TECO Energy, Inc.).

  *4.17  Loan and Trust Agreement, dated as of Oct. 26, 1992 among the Hillsborough County
         Industrial Development Authority, Tampa Electric Company and NationsBank of Florida,
         N.A., as trustee (Exhibit 4.2, Form 10-Q for the quarter ended Sept. 30, 1992 of
         TECO Energy, Inc.).
  *4.18  Loan and Trust Agreement, dated as of June 23, 1993, among the Hillsborough County
         Industrial Development Authority, Tampa Electric Company and NationsBank of Florida,
         N.A., as trustee (Exhibit 4.2, Form 10-Q for the quarter ended June 30, 1993 of TECO
         Energy, Inc.).
  *4.19  Installment Sales Agreement between the Plaquemines Port, Harbor and Terminal
         District (Louisiana) and Electro-Coal Transfer Corporation, dated as of Sept. 1,
         1985 (Exhibit 4.19, Form 10-K for 1986 of TECO Energy, Inc.).
  *4.20  Reimbursement Agreement between TECO Energy, Inc. and Electro-Coal Transfer
         Corporation, dated as of March 22, 1989 (Exhibit 4.19, Form 10-K for 1988 of TECO
         Energy, Inc.).
  *4.21  Rights Agreement between TECO Energy, Inc. and The First National Bank of Boston, as
         Rights Agent, dated as of April 27, 1989 (Exhibit 4, Form 8-K, dated as of May 2,
         1989 of TECO Energy, Inc.).
  *4.22  Amendment No. 1 to Rights Agreement dated as of July 20, 1993 between TECO Energy,
         Inc. and The First National Bank of Boston, as Rights Agent (Exhibit 1.2, Form
         8-A/A, dated as of July 27, 1993 of TECO Energy, Inc.).
  *10.1  1980 Stock Option and Appreciation Rights Plan, as amended on July 18, 1989 (Exhibit
         28.1, Form 10-Q for quarter ended June 30, 1989 of TECO Energy, Inc.).
  *10.2  Directors' Retirement Plan, as amended effective July 1, 1995 (Exhibit 10.1, Form
         10-Q for quarter ended June 30, 1995 of TECO Energy, Inc.).
  *10.3  Supplemental Executive Retirement Plan for H. L. Culbreath, as amended on April 27,
         1989 (Exhibit 10.14, Form 10-K for 1989 of TECO Energy, Inc.).
  *10.4  Supplemental Executive Retirement Plan for T. L. Guzzle, as amended on July 20, 1993
         (Exhibit 10.1, Form 10-Q for the quarter ended Sept. 30, 1993 of TECO Energy, Inc.), as further amended by the First Amendment to TECO Energy Group Supplemental
         Executive Retirement Plan for T.L. Guzzle, effective as of Oct. 1, 1994 (Exhibit
         10.4, Form 10-K for 1994 of TECO Energy, Inc.).
  *10.5  Supplemental Executive Retirement Plan for R. H. Kessel, dated as of Dec. 4, 1989
         (Exhibit 10.16, Form 10-K for 1989 of TECO Energy, Inc.), as amended by the First
         Amendment to TECO Energy Group Supplemental Executive Retirement Plan for R.H.
         Kessel, effective as of Oct. 1, 1994 (Exhibit 10.5, Form 10-K for 1994 of TECO
         Energy, Inc.).
  *10.6  TECO Energy Group Supplemental Executive Retirement Plan, as amended on July 18,
         1989 (Exhibit 10.17, Form 10-K for 1989 of TECO Energy, Inc.), as further amended by the First Amendment to TECO Energy Group Supplemental Executive Retirement Plan,
         effective as of Oct. 1, 1994 (Exhibit 10.6, Form 10-K for 1994 of TECO Energy,
         Inc.).
  *10.7  TECO Energy, Inc. Group Supplemental Retirement Benefits Trust Agreement Amendment
         and Restatement, effective July 17, 1995, (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy, Inc.).
  *10.8  Terms of R. H. Kessel's Employment, dated as of Dec. 1, 1989 (Exhibit 10.20, Form
         10-K for 1989 of TECO Energy, Inc.).
  *10.9  Annual Incentive Compensation Plan for TECO Energy and subsidiaries, as revised
         January 1993 (Exhibit 10.2, Form 10-Q for quarter ended March 31, 1994 of TECO
         Energy, Inc.).
 *10.10  TECO Energy, Inc. Group Supplemental Disability Income Plan, dated as of March 20,
         1989 (Exhibit 10.22, Form 10-K for 1988 of TECO Energy, Inc.).
  10.11  Forms of Severance Agreement between TECO Energy, Inc. and certain senior executives, as amended and restated as of March 20, 1996.

 *10.12  Severance Agreement between TECO Energy, Inc. and H.L. Culbreath, dated as of April
         28, 1989 (Exhibit 10.24, Form 10-K for 1989 of TECO Energy, Inc.).
 *10.13  Loan and Stock Purchase Agreement between TECO Energy, Inc. and Barnett Banks Trust
         Company, N.A., as trustee of the TECO Energy Group Savings Plan Trust Agreement
         (Exhibit 10.3, Form 10-Q for the quarter ended March 31, 1990 for TECO Energy,
         Inc.).
 *10.14  TECO Energy, Inc. 1990 Equity Incentive Plan (Exhibit 10.1, Form 10-Q for the
         quarter ended March 31, 1990 of TECO Energy, Inc.)
 *10.15  TECO Energy, Inc. 1991 Director Stock Option Plan as amended on Jan. 21, 1992
         (Exhibit 10.26, Form 10-K for 1991 of TECO Energy, Inc.).
 *10.16  Supplemental Executive Retirement Plan for A.D. Oak, as amended on July 20, 1993
         (Exhibit 10.2, Form 10-Q for the quarter ended Sept. 30, 1993 of TECO Energy, Inc.), as further amended by the First Amendment to TECO Energy Group Supplemental
         Executive Retirement Plan for A. D. Oak, effective as of Oct. 1, 1994 (Exhibit
         10.16, Form 10-K for 1994 of TECO Energy, Inc.).
 *10.17  Supplemental Executive Retirement Plan for K.S. Surgenor, as amended on July 20,
         1993 (Exhibit 10.3, Form 10-Q for the quarter ended Sept. 30, 1993 of TECO Energy,
         Inc.), as further amended by the First Amendment to TECO Energy Group Supplemental
         Executive Retirement Plan for K.S. Surgenor, effective as of Oct. 1, 1994 (Exhibit
         10.17, Form 10-K for 1994 of TECO Energy, Inc.).
 *10.18  Terms of T.L. Guzzle's employment, dated as of July 20, 1993 (Exhibit 10, Form 10-Q for the quarter ended June 30, 1993 of TECO Energy, Inc.).
 *10.19  Supplemental Executive Retirement Plan for G.F. Anderson (Exhibit 10.4, Form 10-Q
         for the quarter ended Sept. 30, 1993 of TECO Energy, Inc.), as amended by the First
         Amendment to TECO Energy Group Supplemental Executive Retirement Plan for G.F.
         Anderson, effective as of Oct. 1, 1994 (Exhibit 10.19, Form 10-K for 1994 of TECO
         Energy, Inc.).
 *10.20  TECO Energy Directors' Deferred Compensation Plan, as amended and restated effective
         April 1, 1994 (Exhibit 10.1, Form 10-Q for the quarter ended March 31, 1994 for TECO
         Energy, Inc.).
 *10.21  TECO Energy Group Retirement Savings Excess Benefit Plan, as amended and restated
         effective Aug. 1, 1994 (Exhibit 10.21, Form 10-K for 1994 of TECO Energy, Inc.).
 *10.22  Supplemental Executive Retirement Plan for R. A. Dunn, dated as of July 17, 1995
         (Exhibit 10.3, Form 10-Q for the quarter ended June 30, 1995 of TECO Energy, Inc.).
    11.  Computation of earnings per common share.
    21.  Subsidiaries of the Registrant.
    23.  Consent of Independent Accountants.
   24.1  Power of Attorney.
   24.2  Certified copy of resolution authorizing Power of Attorney.
    27.  Financial Data Schedule (EDGAR filing only).

---------------
* Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference. Exhibits filed with periodic reports of TECO Energy, Inc. were filed under Commission File No. 1-8180.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

     Exhibits 10.1 through 10.12 and 10.14 through 10.22 above are management contracts or compensatory plans or arrangements in which executive officers or directors of TECO Energy, Inc. participate.

     Certain instruments defining the rights of holders of long-term debt of TECO Energy, Inc. and its consolidated subsidiaries authorizing in each case a total amount of securities not exceeding 10 percent of total assets on a consolidated basis are not filed herewith. TECO Energy, Inc. will furnish copies of such instruments to the Securities and Exchange Commission upon request.

     (b) TECO Energy, Inc. filed no reports on Form 8-K during the last quarter of 1995.

     The registrant filed a Current Report on Form 8-K dated Jan. 4, 1996 reporting under "Item 5. Other Events" on a proposed agency action by the FPSC relating to the deferral in 1996 of revenues at Tampa Electric under certain circumstances.

     The registrant filed a Current Report on Form 8-K dated Feb. 13, 1996 reporting under "Item 5. Other Events" on the filings with the FPSC by the Office of Public Counsel and the Florida Industrial Power Users Group, which protest the FPSC's order of proposed agency action on the deferral in 1996 of Tampa Electric revenues under certain circumstances.

     The registrant filed a Current Report on Form 8-K dated March 25, 1996 reporting under "Item 5. Other Events" the agreement among Tampa Electric, the Office of Public Counsel and the Florida Industrial Power Users Group on a multi-year base rate freeze, revenue deferral and refund plan for Tampa Electric.

                                   SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of March, 1996.

                                          TECO ENERGY, INC.

                                          By T. L. GUZZLE*
                                            ------------------------------------
                                            T. L. GUZZLE, Chairman of the Board,
                                            and Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 28, 1996:

          SIGNATURE                     TITLE
------------------------------    -----------------
T. L. GUZZLE*                     Chairman of the Board, Director and Chief Executive Officer
------------------------------    (Principal Executive Officer)
T. L. GUZZLE

/s/ A. D. OAK                     Senior Vice President -- Finance and Chief Financial Officer
------------------------------    (Principal Financial and Accounting Officer)
A. D. OAK

G. F. ANDERSON*                   President, Director and Chief Operating Officer
------------------------------
G. F. ANDERSON

C. D. AUSLEY*                     Director           W. P. SOVEY*                      Director
------------------------------                       ------------------------------
C. D. AUSLEY                                         W. P. SOVEY

S. L. BALDWIN*                    Director           J. T. TOUCHTON*                   Director
------------------------------                       ------------------------------
S. L. BALDWIN                                        J. T. TOUCHTON

H. L. CULBREATH*                  Director           J. A. URQUHART*                   Director
------------------------------                       ------------------------------
H. L. CULBREATH                                      J. A. URQUHART

J. L. FERMAN, JR.*                Director           J. O. WELCH, JR.*                 Director
------------------------------                       ------------------------------
J. L. FERMAN, JR.                                    J. O. WELCH, JR.

E. L. FLOM*                       Director
------------------------------
E. L. FLOM

H. R. GUILD, JR.*                 Director
------------------------------
H. R. GUILD, JR.

          SIGNATURE                     TITLE
------------------------------    -----------------
D. R. HENDRIX*                    Director
------------------------------
D. R. HENDRIX

R. L. RYAN*                       Director
------------------------------
R. L. RYAN

*By: /s/  A. D. OAK
     -------------------------
     A. D. OAK,
     Attorney-in-fact

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

(MARK ONE)

          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1996

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE TRANSITION PERIOD FROM
                                ------------ TO
                                  ------------

                         COMMISSION FILE NUMBER 1-8180

                               TECO ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   FLORIDA                                      59-2052286
         (STATE OR OTHER JURISDICTION                         (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
  702 NORTH FRANKLIN STREET, TAMPA, FLORIDA                       33602
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)

     Registrant's telephone number, including area code: (813) 228-4111

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]     No

     Number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date (April 30, 1996):

                     Common Stock, $1 Par Value 117,101,052
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PART I. FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     In the opinion of management, the unaudited consolidated financial statements include all adjustments (none of which were other than normal and recurring) necessary to present fairly the results for the three-month periods ended March 31, 1996 and 1995. Reference should be made to the explanatory notes affecting the income and balance sheet accounts contained in TECO Energy, Inc.'s Annual Report on Form 10-K for the year ended Dec. 31, 1995 and to the notes on page 6 of this report.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                      MARCH 31,       DEC. 31,
                                                                         1996           1995
                                                                      ----------     ----------
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................................  $   13,748     $   10,259
  Short-term investments............................................      32,761         32,176
  Receivables, less allowance for uncollectibles....................     161,081        163,536
  Inventories, at average cost
     Fuel...........................................................      60,274         76,737
     Materials and supplies.........................................      51,718         48,984
  Prepayments.......................................................       7,982          9,574
                                                                      ----------     ----------
                                                                         327,564        341,266
                                                                      ----------     ----------
PROPERTY, PLANT AND EQUIPMENT, AT ORIGINAL COST
  Utility plant in service..........................................   3,207,348      3,174,526
  Construction work in progress.....................................     498,870        479,586
  Other property....................................................     839,594        836,411
                                                                      ----------     ----------
                                                                       4,545,812      4,490,523
  Accumulated depreciation..........................................  (1,651,916)    (1,616,231)
                                                                      ----------     ----------
                                                                       2,893,896      2,874,292
                                                                      ----------     ----------
OTHER ASSETS
  Other investments.................................................      84,823         86,277
  Deferred income taxes.............................................      70,422         65,906
  Deferred charges and other assets.................................     105,745        105,626
                                                                      ----------     ----------
                                                                         260,990        257,809
                                                                      ----------     ----------
                                                                      $3,482,450     $3,473,367
                                                                      ==========     ==========
                                    LIABILITIES AND CAPITAL
CURRENT LIABILITIES
  Long-term debt due within one year................................  $   31,618     $   31,327
  Notes payable.....................................................     337,680        361,340
  Accounts payable..................................................      98,803        146,313
  Customer deposits.................................................      52,147         51,273
  Interest accrued..................................................      23,994         13,297
  Taxes accrued.....................................................      40,218         11,731
                                                                      ----------     ----------
                                                                         584,460        615,281
DEFERRED INCOME TAXES...............................................     394,673        396,624
INVESTMENT TAX CREDITS..............................................      60,056         61,347
REGULATORY LIABILITY-TAX RELATED....................................      43,984         47,558
OTHER DEFERRED CREDITS..............................................     164,655        136,092
LONG-TERM DEBT, LESS AMOUNT DUE WITHIN ONE YEAR.....................     995,802        994,856
PREFERRED STOCK OF TAMPA ELECTRIC...................................      54,956         54,956
COMMON EQUITY
  Common equity -- 400 million shares authorized, $1 par
     value -- issued and outstanding 116,975,525 in 1996 and
     116,731,681 in 1995............................................   1,257,026      1,240,887
  Unearned compensation related to ESOP.............................     (73,162)       (74,234)
                                                                      ----------     ----------
                                                                      $3,482,450     $3,473,367
                                                                      ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                        FOR THE THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                       -----------------------
                                                                         1996           1995
                                                                       --------       --------
REVENUES.............................................................  $341,141       $319,134
                                                                       --------       --------
EXPENSES
  Operation..........................................................   177,070        155,421
  Maintenance........................................................    20,903         23,934
  Depreciation.......................................................    44,963         44,597
  Taxes, other than income...........................................    30,056         29,135
                                                                       --------       --------
                                                                        272,992        253,087
                                                                       --------       --------
INCOME FROM OPERATIONS...............................................    68,149         66,047
                                                                       --------       --------
OTHER INCOME
  Allowance for other funds used during construction.................     5,019          1,799
  Other income, net..................................................     1,410            192
  Preferred dividend requirements of Tampa Electric..................      (892)          (892)
                                                                       --------       --------
                                                                          5,537          1,099
                                                                       --------       --------
INCOME BEFORE INTEREST AND INCOME TAXES..............................    73,686         67,146
                                                                       --------       --------
INTEREST CHARGES
  Interest expense...................................................    22,670         21,685
  Allowance for borrowed funds used during construction..............    (2,051)        (1,084)
                                                                       --------       --------
                                                                         20,619         20,601
                                                                       --------       --------
INCOME BEFORE PROVISION FOR INCOME TAXES.............................    53,067         46,545
PROVISION FOR INCOME TAXES...........................................    11,558         10,041
                                                                       --------       --------
NET INCOME...........................................................  $ 41,509       $ 36,504
                                                                       ========       ========
AVERAGE SHARES OUTSTANDING...........................................   116,889        116,266
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING........................  $   0.36       $   0.31
                                                                       ========       ========
DIVIDENDS PER COMMON SHARE OUTSTANDING...............................  $  0.265       $ 0.2525
                                                                       ========       ========

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        FOR THE THREE MONTHS
                                                                           ENDED MARCH 31,
                                                                       -----------------------
                                                                         1996          1995
                                                                       ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME...........................................................  $  41,509     $  36,504
  Adjustments to reconcile net income to net cash:
     Depreciation....................................................     44,963        44,597
     Deferred income taxes...........................................    (10,883)       (3,229)
     Investment tax credits, net.....................................     (1,309)       (1,334)
     Allowance for funds used during construction....................     (7,070)       (2,883)
     Amortization of unearned compensation related to ESOP...........      1,072         1,232
     Revenue reduction...............................................     20,869         7,421
     Deferred recovery clause........................................      1,365        (5,857)
     Amortization of coal contract buyout............................        676            --
     Receivables, less allowance for uncollectibles..................      2,455        15,493
     Inventories.....................................................     13,729        (7,169)
     Taxes accrued...................................................     28,487        16,328
     Interest accrued................................................     10,697         5,730
     Accounts payable................................................    (47,510)      (34,619)
     Other...........................................................      8,582         2,607
                                                                       ---------     ---------
                                                                         107,632        74,821
                                                                       ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...............................................    (64,938)     (102,113)
  Allowance for funds used during construction.......................      7,070         2,883
  Investment in short-term investments...............................       (585)       69,658
  Other non-current investments......................................      2,879           308
                                                                       ---------     ---------
                                                                         (55,574)      (29,264)
                                                                       ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock.......................................................      4,888         2,725
  Proceeds from long-term debt.......................................      3,058           620
  Repayment of long-term debt........................................     (1,880)       (2,486)
  Net decrease in short-term debt....................................    (23,660)      (40,985)
  Dividends..........................................................    (30,975)      (29,346)
                                                                       ---------     ---------
                                                                         (48,569)      (69,472)
                                                                       ---------     ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.................      3,489       (23,915)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................     10,259        35,797
                                                                       ---------     ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................  $  13,748     $  11,882
                                                                       =========     =========

   The accompanying notes are an integral part of the consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS

     A. TECO Energy, Inc. and its subsidiaries have made certain commitments in connection with their continuing capital improvement program and estimate that capital expenditures, excluding allowance for funds used during construction (AFUDC), during 1996 will be as follows:

                                                                          MILLIONS
                                                                          --------
            Tampa Electric Company......................................    $178
            TECO Coalbed Methane, Inc. .................................       3
            TECO Coal Corporation.......................................       5
            TECO Gas & Oil, Inc.........................................      28
            TECO Properties Corporation.................................       1
            TECO Transport & Trade Corporation..........................      37
                                                                            ----
                                                                            $252
                                                                            ====

     B. During the first quarter of 1996, Tampa Electric recognized a $21 million revenue reduction pursuant to a multi-year base rate freeze, revenue deferral and refund plan which the Florida Public Service Commission (FPSC) voted to approve in April 1996. Tampa Electric deferred $7 million during the first quarter of last year in accordance with a plan approved by the FPSC for 1995. The revenue reductions totaling $70 million recorded under the plans in 1995 and 1996 are included in other deferred credits on the balance sheet. See additional discussion on page 10.

     C. On April 29, 1996, Tampa Electric retired $35 million aggregate par value of 8.00% Series E and 7.44% Series F preferred stock at redemption prices of $102.00 and $101.00 per share, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

     THREE MONTHS ENDED MARCH 31, 1996:

     Net income of $41.5 million in the first quarter of 1996 was $5.0 million or 14 percent higher than 1995's first quarter due primarily to favorable gas prices at TECO Coalbed Methane and the onset of operations at TECO Power Services' independent power project in Guatemala. In addition, Tampa Electric's capitalized financing costs (AFUDC), primarily associated with the investment in the Polk Power Station currently under construction, increased to $7.1 million from $2.9 million for the same period last year.

     Consolidated operating income was up 3 percent from 1995's first quarter due to strong performances by TECO Coalbed Methane and TECO Power Services which more than offset the decline in Tampa Electric's operating income.

     The following table identifies the unconsolidated revenues and operating income of TECO Energy's significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                                                                       REVENUES
                                                                 ---------------------
                                                                   1996         1995
                                                                 --------     --------
                                                                     (THOUSANDS OF
                                                                       DOLLARS)
        Tampa Electric.........................................  $254,746     $253,796
        Diversified companies..................................  $132,533     $114,603

                                                                   OPERATING INCOME
                                                                 ---------------------
                                                                   1996         1995
                                                                 --------     --------
                                                                     (THOUSANDS OF
                                                                       DOLLARS)
        Tampa Electric.........................................  $ 43,468     $ 45,880
        Diversified companies*.................................  $ 27,011     $ 21,599

---------------
* Operating income includes items which are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense of the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense.

     Tampa Electric's first-quarter operating income of $43.5 million was 6 percent lower than in 1995. The 1996 results were net of a $21-million revenue reduction which included $15-million of a $25-million refund and a $6-million revenue deferral. This reduction was in accordance with a FPSC-approved plan described on page 10. Operating income last year was net of a $7-million revenue deferral in accordance with 1995's FPSC-approved regulatory plan.

     Tampa Electric's revenues for the quarter increased slightly due to higher energy sales. Retail energy sales increased 10 percent reflecting cooler than normal temperatures, customer growth of more than 2 percent and a strong local economy. Energy sales to other utilities were 13 percent higher than in 1995, driven by lower coal prices at Gannon Station and weather.

     Tampa Electric's total operating expenses for the first quarter were 2 percent higher than in 1995. The increase was primarily due to higher fuel expense resulting from higher energy sales, partially offset by lower operation-other and maintenance expenses reflecting aggressive cost management efforts.

     Unconsolidated operating income from TECO Energy's diversified companies increased 25 percent to $27.0 million on revenues of $132.5 million.

     Favorable gas prices improved TECO Coalbed Methane's operating income, which increased over 1995 even though last year's results included a $4.2-million gain from a gas contract termination settlement.

     The Alborada Power Station in Guatemala, which began commercial operation in the third quarter of 1995, accounted for improved results at TECO Power Services.

     TECO Transport & Trade and TECO Coal continued to increase third-party volumes even though operations were adversely affected by winter weather.

     Consolidated interest expense before the allowance for borrowed funds used during construction was up 5 percent due to higher levels of short-term debt, partially offset by lower short-term rates.

  Liquidity, Capital Resources and Changes in Financial Condition

     Tampa Electric recognized a $21-million revenue reduction during the first quarter of 1996 pursuant to a multi-year base rate freeze, revenue deferral and refund plan. The plan is an agreement between Tampa Electric, the Office of Public Counsel and the Florida Industrial Power Users Group which covers the years

1996 through 1998. A more complete description of the plan, which the FPSC voted to approve on April 30, 1996, is contained in TECO Energy's Annual Report on Form 10-K for the year ended Dec. 31, 1995.

     TECO Gas & Oil's joint venture, which held 13 lease blocks in the shallow gulf waters off Texas and Louisiana in 1995, has successfully bid for nine additional blocks at the April 1996 federal auction.

     Fuel inventory declined because of increased energy sales and as a result of winter weather conditions which affected the transportation of coal to Tampa Electric's facilities.

     The increase in other deferred credits reflected the refund accrual and revenue deferral at Tampa Electric related to the FPSC-approved regulatory plan.

     Taxes accrued increased primarily because of the timing of federal income tax and property tax payments at Tampa Electric.

                          PART II.  OTHER INFORMATION

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     At the Annual Meeting of Shareholders held on April 17, 1996, the shareholders of TECO Energy, Inc. elected six directors and voted to approve the 1996 Equity Incentive Plan. The votes were as follows:

                                                   VOTES CAST    VOTES CAST                  BROKER
                                                       FOR        AGAINST     ABSTENTIONS   NON-VOTES
                                                   -----------   ----------   -----------   ---------
Election of Directors
DuBose Ausley....................................   99,621,255    2,687,141
James L. Ferman, Jr. ............................  100,359,010    1,949,386
Dennis R. Hendrix................................  100,529,197    1,779,199
Robert L. Ryan...................................  100,539,317    1,769,079
William P. Sovey.................................  100,456,573    1,851,823
James O. Welch, Jr. .............................  100,456,636    1,851,760
1996 Equity Incentive Plan.......................   85,140,964   14,998,382     2,169,049   8,690,954

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

     10.1 TECO Energy, Inc. 1996 Equity Incentive Plan.

     11.  Computation of earnings per common share.

     27.  Financial data schedule. (EDGAR filing only)

     (b) Reports on Form 8-K

     The registrant filed a Current Report on Form 8-K dated January 4, 1996 reporting under "Item 5. Other Events" on a proposed agency action by the Florida Public Service Commission.

     The registrant filed a Current Report on Form 8-K dated February 13, 1996 reporting under "Item 5. Other Events" on the protest of Florida Public Service Commission's proposed agency action by the Office of Public Counsel and the Florida Industrial Power Users Group.

     The registrant filed a Current Report on Form 8-K dated March 25, 1996 reporting under "Item 5. Other Events" on the agreement between Tampa Electric, the Office of Public Counsel and the Florida Industrial Power Users Group on a multi-year base rate freeze, revenue deferral and refund plan for Tampa Electric.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 TECO ENERGY, INC.
                                          --------------------------------------
                                                    (Registrant)

Date: May 14, 1996                        By: /s/       A. D. OAK
                                            ------------------------------------
                                                       A. D. Oak
                                                      Senior Vice
                                                  President -- Finance,
                                              and Chief Financial Officer
                                            (Principal Accounting Officer)

                               INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION OF EXHIBITS                            PAGE NO.
-----------   -----------------------------------------------------------------------    --------
    10.1      TECO Energy, Inc. 1996 Equity Incentive Plan...........................       14
     11.      Computation of earnings per common share...............................       20
     27.      Financial data schedule (EDGAR filing only)............................       --

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

(MARK ONE)

          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1996

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE TRANSITION PERIOD FROM
                                ------------ TO
                                  ------------

                         COMMISSION FILE NUMBER 1-8180

                               TECO ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   FLORIDA                                      59-2052286
       (STATE OR OTHER JURISDICTION OF                        (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
  702 NORTH FRANKLIN STREET, TAMPA, FLORIDA                       33602
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)

     Registrant's telephone number, including area code: (813) 228-4111

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]     No

     Number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date (July 31, 1996):

                     Common Stock, $1 Par Value 117,244,327

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     In the opinion of management, the unaudited consolidated financial statements include all adjustments (none of which were other than normal and recurring) necessary to present fairly the results for the three-month and six-month periods ended June 30, 1996 and 1995. Reference should be made to the explanatory notes affecting the income and balance sheet accounts contained in TECO Energy, Inc.'s Annual Report on Form 10-K for the year ended Dec. 31, 1995 and to the notes on page 7 of this report.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     JUNE 30,        DEC. 31,
                                                                       1996            1995
                                                                    -----------     -----------
                                            ASSETS
CURRENT ASSETS
  Cash and cash equivalents.......................................  $     9,751     $    10,259
  Short-term investments..........................................       33,244          32,176
  Receivables, less allowance for uncollectibles..................      173,278         163,536
  Inventories, at average cost
     Fuel.........................................................       65,117          76,737
     Materials and supplies.......................................       53,545          48,984
  Prepayments.....................................................       11,128           9,574
                                                                     ----------      ----------
                                                                        346,063         341,266
                                                                     ----------      ----------
PROPERTY, PLANT AND EQUIPMENT, AT ORIGINAL COST
  Utility plant in service........................................    3,233,395       3,174,526
  Construction work in progress...................................      529,843         479,586
  Other property..................................................      848,249         836,411
                                                                     ----------      ----------
                                                                      4,611,487       4,490,523
  Accumulated depreciation........................................   (1,685,702)     (1,616,231)
                                                                     ----------      ----------
                                                                      2,925,785       2,874,292
                                                                     ----------      ----------
OTHER ASSETS
  Other investments...............................................       85,131          86,277
  Deferred income taxes...........................................       73,276          65,906
  Deferred charges and other assets...............................      103,965         105,626
                                                                     ----------      ----------
                                                                        262,372         257,809
                                                                     ----------      ----------
                                                                    $ 3,534,220     $ 3,473,367
                                                                     ==========      ==========
                                    LIABILITIES AND CAPITAL
CURRENT LIABILITIES
  Long-term debt due within one year..............................  $    48,721     $    31,327
  Notes payable...................................................      421,730         361,340
  Accounts payable................................................      146,709         146,313
  Customer deposits...............................................       52,713          51,273
  Interest accrued................................................       15,327          13,297
  Taxes accrued...................................................       15,208          11,731
                                                                     ----------      ----------
                                                                        700,408         615,281
DEFERRED INCOME TAXES.............................................      407,394         396,624
INVESTMENT TAX CREDITS............................................       58,804          61,347
REGULATORY LIABILITY-TAX RELATED..................................       40,175          47,558
OTHER DEFERRED CREDITS............................................      150,359         136,092
LONG-TERM DEBT, LESS AMOUNT DUE WITHIN ONE YEAR...................      952,148         994,856
PREFERRED STOCK OF TAMPA ELECTRIC.................................       19,960          54,956
COMMON EQUITY
  Common equity -- 400 million shares authorized, $1 par
     value -- issued and outstanding 117,223,044 in 1996 and
     116,731,681 in 1995..........................................    1,278,607       1,240,887
  Unearned compensation...........................................      (73,635)        (74,234)
                                                                     ----------      ----------
                                                                    $ 3,534,220     $ 3,473,367
                                                                     ==========      ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                                FOR THE
                                                                          THREE MONTHS ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
REVENUES...............................................................  $361,475     $349,699
                                                                         --------     --------
EXPENSES
  Operation............................................................   182,445      169,618
  Maintenance..........................................................    23,944       25,859
  Depreciation.........................................................    45,435       44,611
  Taxes, other than income.............................................    29,009       28,876
                                                                         --------     --------
                                                                          280,833      268,964
                                                                         --------     --------
INCOME FROM OPERATIONS.................................................    80,642       80,735
                                                                         --------     --------
OTHER INCOME
  Allowance for other funds used during construction...................     5,425        2,521
  Other income, net....................................................        81          266
  Preferred dividend requirements of Tampa Electric....................      (435)        (892)
                                                                         --------     --------
                                                                            5,071        1,895
                                                                         --------     --------
INCOME BEFORE INTEREST AND INCOME TAXES................................    85,713       82,630
                                                                         --------     --------
INTEREST CHARGES
  Interest expense.....................................................    23,459       22,732
  Allowance for borrowed funds used during construction................    (2,217)      (1,519)
                                                                         --------     --------
                                                                           21,242       21,213
                                                                         --------     --------
INCOME BEFORE PROVISION FOR INCOME TAXES...............................    64,471       61,417
PROVISION FOR INCOME TAXES.............................................    16,168       15,037
                                                                         --------     --------
NET INCOME.............................................................  $ 48,303     $ 46,380
                                                                         ========     ========
AVERAGE SHARES OUTSTANDING.............................................   117,126      116,395
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING..........................  $   0.41     $   0.40
                                                                         ========     ========
DIVIDENDS PER COMMON SHARE OUTSTANDING.................................  $   0.28     $  0.265
                                                                         ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                          FOR THE SIX MONTHS
                                                                                 ENDED
                                                                               JUNE 30,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
  REVENUES.............................................................  $702,616     $668,833
                                                                         --------     --------
  EXPENSES
    Operation..........................................................   359,515      325,039
    Maintenance........................................................    44,847       49,793
    Depreciation.......................................................    90,398       89,208
    Taxes, other than income...........................................    59,065       58,011
                                                                         --------     --------
                                                                          553,825      522,051
                                                                         --------     --------
  INCOME FROM OPERATIONS...............................................   148,791      146,782
                                                                         --------     --------
  OTHER INCOME
    Allowance for other funds used during construction.................    10,444        4,320
    Other income, net..................................................     1,491          458
    Preferred dividend requirements of Tampa Electric..................    (1,327)      (1,784)
                                                                         --------     --------
                                                                           10,608        2,994
                                                                         --------     --------
  INCOME BEFORE INTEREST AND INCOME TAXES..............................   159,399      149,776
                                                                         --------     --------
  INTEREST CHARGES
    Interest expense...................................................    46,129       44,417
    Allowance for borrowed funds used during construction..............    (4,268)      (2,603)
                                                                         --------     --------
                                                                           41,861       41,814
                                                                         --------     --------
  INCOME BEFORE PROVISION FOR INCOME TAXES.............................   117,538      107,962
  PROVISION FOR INCOME TAXES...........................................    27,726       25,078
                                                                         --------     --------
  NET INCOME...........................................................  $ 89,812     $ 82,884
                                                                         ========     ========
  AVERAGE SHARES OUTSTANDING...........................................   117,012      116,331
  EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING........................  $   0.77     $   0.71
                                                                         ========     ========
  DIVIDENDS PER COMMON SHARE OUTSTANDING...............................  $  0.545     $ 0.5175
                                                                         ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         FOR THE SIX MONTHS
                                                                           ENDED JUNE 30,
                                                                       -----------------------
                                                                         1996          1995
                                                                       ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME...........................................................  $  89,812     $  82,884
  Adjustments to reconcile net income to net cash:
     Depreciation....................................................     90,398        89,208
     Deferred income taxes...........................................     (3,982)      (14,215)
     Investment tax credits, net.....................................     (2,543)       (2,649)
     Allowance for funds used during construction....................    (14,712)       (6,923)
     Amortization of unearned compensation...........................      2,485         2,609
     Revenue reduction...............................................     29,928        16,822
     Deferred recovery clause........................................      1,296       (13,205)
     Amortization of coal contract buyout............................      1,352           676
     Receivables, less allowance for uncollectibles..................     (9,742)       (8,363)
     Inventories.....................................................      7,059        13,609
     Taxes accrued...................................................      3,477        34,012
     Interest accrued................................................      2,030        (2,681)
     Accounts payable................................................    (24,604)      (32,324)
     Other...........................................................      8,236         6,471
                                                                       ----------    ----------
                                                                         180,490       165,931
                                                                       ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures...............................................   (142,293)     (242,066)
  Allowance for funds used during construction.......................     14,712         6,923
  Investment in short-term investments...............................     (1,068)       69,359
  Other non-current investments......................................      2,937        15,286
                                                                       ----------    ----------
                                                                        (125,712)     (150,498)
                                                                       ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock.......................................................      9,016         5,443
  Proceeds from long-term debt.......................................      3,058           620
  Repayment of long-term debt........................................    (28,492)       (3,765)
  Net increase in short-term debt....................................     60,390        32,455
  Redemption of preferred stock, including premium...................    (35,496)           --
  Dividends..........................................................    (63,762)      (60,178)
                                                                       ----------    ----------
                                                                         (55,286)      (25,425)
                                                                       ----------    ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS............................       (508)       (9,992)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD.....................     10,259        35,797
                                                                       ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...........................  $   9,751     $  25,805
                                                                       ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS

     A. TECO Energy, Inc. and its subsidiaries have made certain commitments in connection with their continuing capital improvement program and estimate that capital expenditures, excluding allowance for funds used during construction (AFUDC), during 1996 will be as follows:

                                                                          MILLIONS
                                                                          --------
            Tampa Electric Company                                          $179
            TECO Gas & Oil, Inc.                                              27
            TECO Transport & Trade Corporation                                30
            Other diversified businesses                                       9
                                                                            ----
                                                                            $245
                                                                            ====

     B. During the first half of 1996, Tampa Electric recognized $30-million of revenue deferrals and refunds pursuant to a multi-year base rate freeze, revenue deferral and refund plan (the 1996 Plan) which the Florida Public Service Commission (FPSC) approved in a final order on May 20, 1996. Tampa Electric deferred $17 million during the first six months last year in accordance with another plan (the 1995 Plan) approved by the FPSC for 1995. A total of $81 million of revenues has been recorded on the balance sheet under the plans in 1995 and 1996, of which $56 million is included in other deferred credits. The remaining $25 million is classified in accounts payable to reflect the refund to customers beginning Oct. 1, 1996.

     C. On April 29, 1996, Tampa Electric retired $35 million aggregate par value of 8.00% Series E and 7.44% Series F preferred stock at redemption prices of $102.00 and $101.00 per share, respectively.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

     THREE MONTHS ENDED JUNE 30, 1996:

     Net income of $48.3 million in the second quarter of 1996 was $1.9 million or 4 percent higher than in 1995's second quarter due to higher capitalized financing costs (AFUDC) at Tampa Electric, the operation of TECO Power Services' Alborada Power Station in Guatemala, higher volumes at TECO Transport & Trade and strong gas prices at TECO Coalbed Methane.

     Consolidated operating income was unchanged from 1995's second quarter as improved results at TECO Transport & Trade, TECO Coalbed Methane and TECO Power Services were offset by lower operating income at TECO Coal and expenses related to the development of TECO Gas & Oil and TeCom. Second quarter results in 1995 included a $1.3 million gain on the sale of an apartment complex by TECO Properties.

     The following table identifies the unconsolidated revenues and operating income of TECO Energy's significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                                                                   REVENUES
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $272,418     $279,094
            Diversified companies..........................  $140,787     $122,193

                                                               OPERATING INCOME
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $ 59,771     $ 60,439
            Diversified companies*.........................  $ 22,389     $ 22,322

---------------
* Operating income includes items that are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense of the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense.

     Tampa Electric's second-quarter operating income of $59.8 million was 1 percent lower than in 1995 due to lower revenues. Both the 1996 and 1995 results were net of $9-million of revenue deferrals in accordance with FPSC-approved plans.

     Tampa Electric's revenues for the quarter decreased 2 percent due to lower fuel charges to the customer and the elimination of the oil backout recovery clause as part of the 1995 Plan. In the absence of this elimination, the oil backout recovery clause would have contributed $3 million in revenues for the quarter.

     Retail energy sales were essentially unchanged. Energy sales in 1996 were favorably impacted by customer growth of 2 percent while warmer weather favorably affected energy sales in 1995.

     Tampa Electric's total operating expenses for the second quarter were 3 percent lower than in 1995. The decrease was primarily due to lower fuel expense from effective coal contract administration and lower maintenance expense from continued cost control efforts throughout the company.

     Unconsolidated operating income for TECO Energy's diversified companies was slightly higher at $22.4 million on revenues of $140.8 million.

     TECO Transport & Trade increased operating income with higher volumes which more than offset higher fuel costs.

     TECO Coal's operating income decreased due to higher deep mine production costs and lower volumes to Tampa Electric. These results were partially offset by increased third-party sales at the company's newer mines.

     Favorable gas prices continued to contribute to increased operating income at TECO Coalbed Methane.

     The Alborada Power Station in Guatemala, which began commercial operation in the third quarter of 1995, provided improved results at TECO Power Services.

     Diversified results in 1996 also included expenses related to the continued development of TECO Gas & Oil and TeCom. TECO Gas & Oil participates through joint ventures in the exploration and production of conventional gas and oil in the shallow waters of the Gulf of Mexico. TeCom is marketing an advanced energy management and communications system for residential and commercial applications.

     Consolidated interest expense before the allowance for borrowed funds used during construction was up 3 percent due to higher levels of short-term debt at Tampa Electric, interest accrued on the revenue deferrals and the effect of the expiration of an interest rate swap agreement.

     Total AFUDC increased in 1996 to $8 million from $4 million in 1995 with additional investment in Tampa Electric's Polk Power Station which is scheduled for commercial operation in the fourth quarter of 1996.

     The effective income tax rate for the second quarter was slightly higher,
24.9 percent compared to 24.1 percent for the same period last year primarily due to lower section 29 tax credits at TECO Coalbed Methane.

     SIX MONTHS ENDED JUNE 30, 1995:

     Net income of $89.8 million in the first half of 1996 was $6.9 million or 8 percent higher than in 1995's first half. Tampa Electric contributed to net income with higher AFUDC, increased energy sales and lower operating expenses. TECO Power Services, TECO Transport & Trade and TECO Coalbed Methane also had improved operating results.

     Consolidated operating income was up from 1995's first half due to strong performances by TECO Transport & Trade, TECO Coalbed Methane and TECO Power Services, partially offset by lower operating income at Tampa Electric and TECO Coal. The first half of 1996 also included expenses related to the development of TECO Gas & Oil and TeCom, and 1995's first half results included a $1.3 million gain on the sale of an apartment complex by TECO Properties.

     The following table identifies the unconsolidated revenues and operating income of TECO Energy's significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                                                                   REVENUES
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $527,165     $532,890
            Diversified companies..........................  $273,320     $236,796

                                                               OPERATING INCOME
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $103,239     $106,319
            Diversified companies*.........................  $ 49,400     $ 43,921

---------------
* Operating income includes items that are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense of the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense.

     Tampa Electric's first-half operating income of $103.2 million was 3 percent lower than in 1995. The 1996 results were net of $30-million of revenue deferrals and refunds in accordance with the 1996 Plan. Operating income last year was net of a $17-million revenue deferral in accordance with the 1995 Plan.

     Tampa Electric's revenues in the first half decreased from 1995 because the 1996 revenue deferrals and refunds were higher than the 1995 revenue deferrals. Increased base revenues from 4 percent higher retail energy sales reflecting favorable weather, customer growth of more than 2 percent and a strong local economy were offset by lower fuel charges to the customer and the elimination of the oil backout recovery clause. In the absence of this elimination, the oil backout clause would have contributed $6 million in revenues for the first half of 1996.

     Tampa Electric's total operating expenses for the first half of 1996 were essentially unchanged from 1995. Non-fuel operations and maintenance expenses, down 3 percent as a result of continued cost control efforts throughout the company, were offset by higher combined fuel and purchased power expenses from increased energy sales.

     Unconsolidated operating income for TECO Energy's diversified companies increased 12 percent to $49.4 million on revenues of $273.3 million.

     At TECO Transport & Trade, operating income increased due to higher volumes, more than offsetting higher fuel prices and the effects of adverse winter weather.

     TECO Coal's continued growth in third-party revenues from newer mines was more than offset by lower volumes to Tampa Electric and higher deep-mine production costs.

     Favorable gas prices increased TECO Coalbed Methane's operating income over 1995, despite a $4.4-million pretax gain from a gas contract termination settlement included in last year's results.

     TECO Properties' results declined primarily because 1995's first half operating income included a $1.3 million gain on the sale of an apartment complex.

     The Alborada Power Station in Guatemala, which began commercial operation in the third quarter of 1995, provided improved results at TECO Power Services.

     Diversified results in 1996 also included expenses related to the continued development of TECO Gas & Oil and TeCom.

     Consolidated interest expense before the allowance for borrowed funds used during construction was up 4 percent due to higher levels of short-term debt at Tampa Electric, interest accrued on the revenue deferrals and refunds and the effect of the expiration of an interest rate swap agreement.

     Total AFUDC increased in 1996 to $15 million from $7 million in 1995 with additional investment in Tampa Electric's Polk Power Station which is scheduled for commercial operation in the fourth quarter of 1996.

  Liquidity, Capital Resources and Changes in Financial Condition

     The FPSC issued a final order approving a multi-year base rate freeze, revenue deferral and refund plan on May 20, 1996. The plan is set forth in an agreement among Tampa Electric, the Office of Public Counsel and the Florida Industrial Power Users Group covering the years 1996 through 1998. A more complete description of the plan is contained in TECO Energy's Annual Report on Form 10-K for the year ended Dec. 31, 1995.

     As contemplated by the 1996 Plan, the FPSC hearings concerning the regulatory treatment of the investment and expenses associated with Tampa Electric's Polk Power Station were held on July 17 and 18. The FPSC staff recommendation on the issues is due September 19 and a FPSC decision is expected October 1.

     Fuel inventory declined from Dec. 31, 1995 due to increased energy sales at Tampa Electric and effective management of coal contracts and inventory levels.

     The increase in other deferred credits primarily reflected the revenue deferrals at Tampa Electric related to the 1996 Plan and 1995 Plan.

     Accounts payable as of June 30, 1996 includes a $25-million refund to Tampa Electric customers to be made over the 12-month period beginning Oct. 1, 1996 under the 1996 Plan and consists of $15 million from 1996's revenues and $10 million of revenues deferred in 1995.

     The increase in notes payable was related to the Polk Unit One construction program as well as funding of the retirement of $25 million of long-term debt that matured at Tampa Electric.

     The decrease in preferred stock reflected Tampa Electric's redemption of $35 million aggregate par value of preferred stock in 1996. (See Note C on page
7)

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

     10.1  Form of Nonstatutory Stock Option under the TECO Energy, Inc. 1996 Equity
           Incentive Plan.
     10.2  Form of Restricted Stock Agreement between TECO Energy, Inc. and certain senior executives under the TECO Energy, Inc. 1996 Equity Incentive Plan.
     10.3  Form of Restricted Stock Agreement between TECO Energy, Inc. and G.F. Anderson under the TECO Energy, Inc. 1996 Equity Incentive Plan.
      11.  Computation of earnings per common share.
      27.  Financial data schedule. (EDGAR filing only)

     (b) Reports on Form 8-K

     The registrant filed a Current Report on Form 8-K dated May 20, 1996 reporting under "Item 5. Other Events" on the FPSC order approving the agreement among Tampa Electric, the Office of Public Counsel and the Florida Industrial Power Users Group providing for a multi-year base rate freeze, revenue deferral and refund plan for Tampa Electric.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 TECO ENERGY, INC.
                                          --------------------------------------
                                                    (Registrant)

Date: August 13, 1996                     By: /s/       A. D. OAK
                                            ------------------------------------
                                                       A. D. Oak
                                                      Senior Vice
                                                  President -- Finance,
                                              and Chief Financial Officer
                                            (Principal Accounting Officer)

                               INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION OF EXHIBITS                            PAGE NO.
-----------   -----------------------------------------------------------------------    --------
    10.1      Form of Nonstatutory Stock Option under the TECO Energy, Inc. 1996
              Equity Incentive Plan..................................................       19
    10.2      Form of Restricted Stock Agreement between TECO Energy, Inc. and certain senior executives under the TECO Energy, Inc. 1996 Equity
              Incentive Plan.........................................................       24
    10.3      Form of Restricted Stock Agreement between TECO Energy, Inc. and G.F.
              Anderson under the TECO Energy, Inc. 1996 Equity Incentive Plan........       28
    11.       Computation of earnings per common share...............................       32
    27.       Financial data schedule (EDGAR filing only)............................       --

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q

(MARK ONE)

          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE TRANSITION PERIOD FROM
                                ------------ TO
                                  ------------

                         COMMISSION FILE NUMBER 1-8180

                               TECO ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   FLORIDA                                      59-2052286
       (STATE OR OTHER JURISDICTION OF                        (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)
  702 NORTH FRANKLIN STREET, TAMPA, FLORIDA                       33602
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                     (ZIP CODE)

     Registrant's telephone number, including area code: (813) 228-4111

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X]     No

     Number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date (October 31, 1996):

                     Common Stock, $1 Par Value 117,357,580
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PART I.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

     In the opinion of management, the unaudited consolidated financial statements include all adjustments (none of which were other than normal or recurring) necessary to present fairly the results for the three-month and nine-month periods ended Sept. 30, 1996 and 1995. Reference should be made to the explanatory notes affecting the income and balance sheet accounts contained in TECO Energy, Inc.'s Annual Report on Form 10-K for the year ended Dec. 31, 1995 and to the notes on pages 7 and 8 of this report.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                      SEPT. 30,       DEC. 31,
                                                                         1996           1995
                                                                      ----------     ----------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................................  $   17,557     $   10,259
  Short-term investments............................................      33,728         32,176
  Receivables, less allowance for uncollectibles....................     181,591        163,536
  Inventories, at average cost
     Fuel...........................................................      52,441         76,737
     Materials and supplies.........................................      54,124         48,984
  Prepayments.......................................................       9,248          9,574
                                                                      ----------     ----------
                                                                         348,689        341,266
                                                                      ----------     ----------
PROPERTY, PLANT AND EQUIPMENT, AT ORIGINAL COST
  Utility plant in service..........................................   3,743,012      3,174,526
  Construction work in progress.....................................      73,804        479,586
  Other property....................................................     876,909        836,411
                                                                      ----------     ----------
                                                                       4,693,725      4,490,523
  Accumulated depreciation..........................................  (1,727,200)    (1,616,231)
                                                                      ----------     ----------
                                                                       2,966,525      2,874,292
                                                                      ----------     ----------
OTHER ASSETS
  Other investments.................................................      85,575         86,277
  Deferred income taxes.............................................      76,321         65,906
  Deferred charges and other assets.................................     107,182        105,626
                                                                      ----------     ----------
                                                                         269,078        257,809
                                                                      ----------     ----------
                                                                      $3,584,292     $3,473,367
                                                                      ==========     ==========
LIABILITIES AND CAPITAL
CURRENT LIABILITIES
  Long-term debt due within one year................................  $   48,499     $   31,327
  Notes payable.....................................................     387,425        361,340
  Accounts payable..................................................     149,878        146,313
  Customer deposits.................................................      52,572         51,273
  Interest accrued..................................................      26,549         13,297
  Taxes accrued.....................................................      41,357         11,731
                                                                      ----------     ----------
                                                                         706,280        615,281
DEFERRED INCOME TAXES...............................................     410,045        396,624
INVESTMENT TAX CREDITS..............................................      57,531         61,347
REGULATORY LIABILITY-TAX RELATED....................................      36,132         47,558
OTHER DEFERRED CREDITS..............................................     161,477        136,092
LONG-TERM DEBT, LESS AMOUNT DUE WITHIN ONE YEAR.....................     950,835        994,856
PREFERRED STOCK OF TAMPA ELECTRIC...................................      19,960         54,956
COMMON EQUITY
  Common equity -- 400 million shares authorized, $1 par
     value -- issued and outstanding 117,326,188 in 1996 and
     116,731,681 in 1995............................................   1,314,195      1,240,887
  Unearned compensation.............................................     (72,163)       (74,234)
                                                                      ----------     ----------
                                                                      $3,584,292     $3,473,367
                                                                      ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (in thousands)

                                                                        FOR THE THREE MONTHS
                                                                                ENDED
                                                                              SEPT. 30,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
REVENUES............................................................  $  400,842     $  389,097
                                                                      ----------     ----------
EXPENSES
  Operation.........................................................     195,058        187,786
  Maintenance.......................................................      24,829         24,563
  Depreciation......................................................      45,645         41,235
  Taxes, other than income..........................................      28,945         28,445
                                                                      ----------     ----------
                                                                         294,477        282,029
                                                                      ----------     ----------
INCOME FROM OPERATIONS..............................................     106,365        107,068
                                                                      ----------     ----------
OTHER INCOME (EXPENSE)
  Allowance for other funds used during construction................       5,774          3,234
  Other income (expense), net.......................................        (150)           (87)
  Preferred dividend requirements of Tampa Electric.................        (220)          (892)
                                                                      ----------     ----------
                                                                           5,404          2,255
                                                                      ----------     ----------
INCOME BEFORE INTEREST AND INCOME TAXES.............................     111,769        109,323
                                                                      ----------     ----------
INTEREST CHARGES
  Interest expense..................................................      23,510         22,318
  Allowance for borrowed funds used during construction.............      (2,359)        (1,949)
                                                                      ----------     ----------
                                                                          21,151         20,369
                                                                      ----------     ----------
INCOME BEFORE PROVISION FOR INCOME TAXES............................      90,618         88,954
PROVISION FOR INCOME TAXES..........................................      25,273         25,707
                                                                      ----------     ----------
NET INCOME..........................................................  $   65,345     $   63,247
                                                                      ==========     ==========
AVERAGE SHARES OUTSTANDING..........................................     117,278        116,517
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING.......................  $     0.56     $     0.55
                                                                      ==========     ==========
DIVIDENDS PER COMMON SHARE OUTSTANDING..............................  $     0.28     $    0.265
                                                                      ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                      FOR THE NINE MONTHS ENDED
                                                                              SEPT. 30,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
REVENUES............................................................  $1,103,458     $1,057,930
                                                                      ----------     ----------
EXPENSES
  Operation.........................................................     554,573        512,825
  Maintenance.......................................................      69,676         74,356
  Depreciation......................................................     136,043        130,443
  Taxes, other than income..........................................      88,010         86,456
                                                                      ----------     ----------
                                                                         848,302        804,080
                                                                      ----------     ----------
INCOME FROM OPERATIONS..............................................     255,156        253,850
                                                                      ----------     ----------
OTHER INCOME (EXPENSE)
  Allowance for other funds used during construction................      16,218          7,554
  Other income, net.................................................       1,341            371
  Preferred dividend requirements of Tampa Electric.................      (1,547)        (2,676)
                                                                      ----------     ----------
                                                                          16,012          5,249
                                                                      ----------     ----------
INCOME BEFORE INTEREST AND INCOME TAXES.............................     271,168        259,099
                                                                      ----------     ----------
INTEREST CHARGES
  Interest expense..................................................      69,639         66,735
  Allowance for borrowed funds used during construction.............      (6,627)        (4,552)
                                                                      ----------     ----------
                                                                          63,012         62,183
                                                                      ----------     ----------
INCOME BEFORE PROVISION FOR INCOME TAXES............................     208,156        196,916
PROVISION FOR INCOME TAXES..........................................      52,999         50,785
                                                                      ----------     ----------
NET INCOME..........................................................  $  155,157     $  146,131
                                                                      ==========     ==========
AVERAGE SHARES OUTSTANDING..........................................     117,097        116,392
EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING.......................  $     1.33     $     1.26
                                                                      ==========     ==========
DIVIDENDS PER COMMON SHARE OUTSTANDING..............................  $    0.825     $   0.7825
                                                                      ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      FOR THE NINE MONTHS ENDED
                                                                              SEPT. 30,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  NET INCOME........................................................  $  155,157     $  146,131
  Adjustments to reconcile net income to net cash:
     Depreciation...................................................     136,043        130,443
     Deferred income taxes..........................................     (13,004)       (19,991)
     Investment tax credits, net....................................      (3,816)        (3,964)
     Allowance for funds used during construction...................     (22,845)       (12,106)
     Amortization of unearned compensation..........................       3,957          3,863
     Revenue deferral and refund....................................      38,100         30,962
     Deferred recovery clause.......................................        (426)       (13,976)
     Amortization of coal contract buyout...........................       2,028          1,352
     Receivables, less allowance for uncollectibles.................     (18,055)       (25,960)
     Inventories....................................................      19,156         30,850
     Taxes accrued..................................................      29,626         57,837
     Interest accrued...............................................      13,252          7,452
     Accounts payable...............................................     (21,435)       (21,901)
     Other..........................................................      15,536         18,883
                                                                      ----------     ----------
                                                                         333,274        329,875
                                                                      ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures..............................................    (228,722)      (326,950)
  Allowance for funds used during construction......................      22,845         12,106
  Investment in short-term investments..............................      (1,552)        68,854
  Other non-current investments.....................................       3,086         18,763
                                                                      ----------     ----------
                                                                        (204,343)      (227,227)
                                                                      ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Common stock......................................................      11,400          7,758
  Proceeds from long-term debt......................................       3,058            620
  Repayment of long-term debt.......................................     (30,089)        (5,052)
  Net increase (decrease) in short-term debt........................      26,085        (37,290)
  Redemption of preferred stock, including premium..................     (35,496)            --
  Dividends.........................................................     (96,591)       (91,046)
                                                                        (121,633)      (125,010)
                                                                      ----------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS................       7,298        (22,362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD....................      10,259         35,797
                                                                      ----------     ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..........................  $   17,557     $   13,435
                                                                      ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS

     A. TECO Energy, Inc. and its subsidiaries have made certain commitments in connection with their continuing capital expenditure program and estimate that capital expenditures, excluding allowance for funds used during construction (AFUDC), during 1996 will be as follows:

                                                                                  MILLIONS
    Tampa Electric Company......................................................    $182
    TECO Transport & Trade Corporation..........................................      31
    TECO Gas & Oil, Inc.........................................................      20
    TECO Coal Corporation.......................................................      14
    Other diversified businesses................................................       5
                                                                                    ----
                                                                                    $252
                                                                                    ====

     In September 1996, TECO Coal purchased the assets of Kyber Coal Company for $8 million. The assets include a lease on approximately 20 million tons of metallurgical quality coal along with one active contract deep mine.

     B. During the first nine months of 1996, Tampa Electric recognized $38-million of revenue deferrals and refunds pursuant to a multi-year base rate freeze, revenue deferral and refund plan (the 1996 Plan) which the Florida Public Service Commission (FPSC) approved in a final order on May 20, 1996. Tampa Electric deferred $31 million during the first nine months last year in accordance with another plan (the 1995 Plan) approved by the FPSC for 1995. A more complete description of the 1995 Plan and 1996 Plan is contained in TECO Energy's Annual Report on Form 10-K for the year ended Dec. 31, 1995.

     A total of $89 million of revenue has been recorded on the balance sheet under the 1995 and 1996 Plans, of which $64 million is included in other deferred credits. The remaining $25 million is classified in accounts payable to reflect the refund to customers which began Oct. 1, 1996.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Results of Operations

     THREE MONTHS ENDED SEPT. 30, 1996:

     Net income of $65.3 million in the third quarter of 1996 was $2.1 million or 3 percent higher than in 1995's third quarter due to strong gas prices at TECO Coalbed Methane, higher capitalized financing costs (AFUDC) at Tampa Electric and the operation of TECO Power Services' Alborada Power Station in Guatemala.

     Consolidated operating income was slightly lower than in 1995's third quarter, which included a $2.6-million pretax gain on a condemnation sale of land and mineral rights at TECO Coal. Improved results at TECO Coalbed Methane and TECO Power Services were more than offset by lower operating income at TECO Coal and TECO Transport & Trade.

     The following table identifies the unconsolidated revenues and operating income of TECO Energy's significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                                                                   REVENUES
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $311,113     $308,067
            Diversified companies..........................  $144,633     $135,454

                                                               OPERATING INCOME
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $ 82,471     $ 81,921
            Diversified companies*.........................  $ 25,458     $ 26,765

---------------
* Operating income includes items that are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense of the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense. Certain 1995 amounts have been restated to conform with the current year presentation.

     Tampa Electric's third quarter operating income of $82.5 million was slightly higher than in 1995 because of higher revenues. The 1996 and 1995 results were net of $8 million and $14 million of revenue deferrals, respectively, in accordance with FPSC-approved plans.

     Tampa Electric's revenues for the quarter increased 1 percent due to higher energy sales and the difference in the level of revenue deferrals.

     Retail energy sales increased 3 percent from 1995 because of 2 percent customer growth and warmer weather.

     Tampa Electric's total operating expenses for the third quarter were unchanged from 1995. Lower fuel expenses from effective coal contract administration were offset by higher purchased power expenses from increased energy sales and higher depreciation.

     Unconsolidated operating income for TECO Energy's diversified companies decreased 5 percent to $25.5 million on revenues of $144.6 million.

     Compared to an exceptionally strong quarter in 1995, TECO Transport & Trade's operating results were down because of lower demand in the river business and higher expenses in the ocean shipping business. The transfer terminal had improved results due to higher prices for handling export coal.

     At TECO Coal, lower volume to Tampa Electric and higher production costs at the Gatliff mines more than offset increased sales to outside customers from the Premier operations. TECO Coal recorded a $1.1-million pretax charge in the quarter related to the closing of some underground mines at Gatliff.

     Favorable gas prices continued to contribute to increased operating income at TECO Coalbed Methane.

     The Alborada Power Station in Guatemala, which began commercial operation in the third quarter of 1995, provided improved results at TECO Power Services.

     Diversified results in 1996 also included expenses related to the continued development of TECO Gas & Oil and TeCom.

     Consolidated interest expense before the allowance for borrowed funds used during construction was up 5 percent due to higher levels of short-term debt, interest accrued on the revenue deferrals and the effect of the expiration of an interest rate swap agreement.

     Total AFUDC increased in 1996 to $8 million from $5 million in 1995 from the additional investment in Tampa Electric's Polk Power Station which was declared in service Sept. 30, 1996.

     NINE MONTHS ENDED SEPT. 30, 1996:

     Net income of $155.2 million in the first nine months of 1996 was $9.0 million or 6 percent higher than in 1995's nine-month period. Tampa Electric contributed to net income with higher AFUDC and increased energy sales. TECO Power Services, TECO Coalbed Methane and TECO Transport & Trade also had improved results.

     Consolidated operating income was up slightly from 1995's first nine months due to strong performances by TECO Power Services, TECO Coalbed Methane and TECO Transport & Trade, partially offset by lower operating income at Tampa Electric and TECO Coal. The first nine months of 1996 also included expenses related to the continued development of TECO Gas & Oil and TeCom, and 1995's results included a $1.2-million gain on the sale of an apartment complex by TECO Properties.

     The following table identifies the unconsolidated revenues and operating income of TECO Energy's significant operating groups.

CONTRIBUTIONS BY OPERATING GROUP (UNCONSOLIDATED)

                                                                   REVENUES
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $838,278     $840,957
            Diversified companies..........................  $417,953     $372,250

                                                               OPERATING INCOME
                                                             ---------------------
                                                               1996         1995
                                                             --------     --------
                                                                 (THOUSANDS OF
                                                                   DOLLARS)
            Tampa Electric.................................  $185,711     $188,240
            Diversified companies*.........................  $ 74,858     $ 69,961

---------------
* Operating income includes items that are reclassified for consolidated financial statement purposes. The principal items are the non-conventional fuels tax credit related to coalbed methane production and interest expense of the non-recourse debt related to independent power operations, both of which are included in operating income for the diversified companies. In the Consolidated Statements of Income, the tax credit is part of the provision for income taxes and the interest is part of interest expense. Certain 1995 amounts have been restated to conform with the current year presentation.

     Tampa Electric's operating income of $185.7 million for the nine months was 1 percent lower than in 1995. The 1996 results were net of $38 million of revenue deferrals and refunds in accordance with the 1996 Plan. Operating income last year was net of a $31-million revenue deferral in accordance with the 1995 Plan.

     Tampa Electric's revenues in the first nine months decreased, despite higher retail energy sales, because of the elimination of the oil backout recovery clause pursuant to the 1995 Plan, higher revenue deferrals and lower fuel charges to customers. Retail energy sales increased 4 percent reflecting favorable weather, customer growth of more than 2 percent and a strong local economy.

     Tampa Electric's total operating expenses for the first nine months of 1996 were unchanged from 1995. Lower fuel expenses from effective coal contract administration were offset by higher purchased power and depreciation expense.

     Unconsolidated operating income for TECO Energy's diversified companies increased 7 percent to $74.9 million on revenues of $418.0 million.

     At TECO Transport & Trade, increased movements of coal and phosphate by its ocean fleet, and strong demand and pricing in the river business contributed to improved operating results.

     Despite TECO Coal's increased coal sales to outside customers, operating results were down because sales to Tampa Electric were lower, production costs were higher and 1995's results included a $2.6-million gain from the sale of land and mineral rights under a condemnation settlement.

     At TECO Coalbed Methane, higher natural gas prices caused operating income to increase over 1995's results, which included a $4.4-million pretax gain from a gas contract termination settlement.

     TECO Power Services' results improved from the new Alborada Power Station in Guatemala, which began commercial operation in the third quarter of 1995.

     Diversified results also included expenses related to the continued development of TECO Gas & Oil and TeCom.

     Consolidated interest expense before the allowance for borrowed funds used during construction was up 4 percent due to higher levels of short-term debt, interest accrued on the revenue deferrals and refunds and the effect of the expiration of an interest rate swap agreement.

     Total AFUDC increased in 1996 to $23 million from $12 million in 1995 from the additional investment in Tampa Electric's Polk Power Station which was declared in service Sept. 30, 1996.

  Liquidity, Capital Resources and Changes in Financial Condition

     The FPSC issued a final order in May 1996 approving a multi-year base rate freeze, revenue deferral and refund plan. The plan was set forth in an agreement among Tampa Electric, the Office of Public Counsel (OPC) and the Florida Industrial Power Users Group (FIPUG) covering the years 1996 through 1998. A more complete description of the 1996 Plan is contained in TECO Energy's Annual Report on Form 10-K for the year ended Dec. 31, 1995.

     In October 1996, the FPSC issued a final order approving an agreement among Tampa Electric, OPC and FIPUG which resolved all of the pending regulatory issues related to a prudence review of Tampa Electric's new Polk Power Station. This agreement provides for full recovery of the capital costs not to exceed one percent above $506 million, and all operation and maintenance expenses associated with the Polk Power Station. The agreement extends through 1999 the base rate freeze approved in the 1996 Plan. Customers will also benefit from a $25 million temporary base rate reduction to be reflected as a credit on customer bills over a 15-month period beginning Oct. 1, 1997. This temporary rate reduction will offset refunds which might otherwise have been made in 1999 under the 1996 Plan. In addition, customers will be refunded 60 percent of the revenues generated in 1999 which contribute to a return on equity between 12.00 percent and 12.75 percent, and all 1999 revenues which contribute to a return on equity above 12.75 percent.

     Fuel inventory declined from Dec. 31, 1995 due to increased energy sales at Tampa Electric and effective management of inventory levels.

     The increase in other deferred credits primarily reflected the revenue deferrals at Tampa Electric related to the 1996 Plan and 1995 Plan.

     Accounts payable as of Sept. 30, 1996 included a $25-million refund to Tampa Electric customers to be made over the 12-month period beginning Oct. 1, 1996 under the 1996 Plan. This refund consists of $15 million from 1996's revenues and $10 million of revenues deferred from 1995.

     The decrease in preferred stock reflected Tampa Electric's redemption of $35 million aggregate par value of preferred stock in April 1996.

                          PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits

     11. Computation of earnings per common share.

     27. Financial data schedule. (EDGAR filing only)

     (b) Reports on Form 8-K

     The registrant filed a Current Report on Form 8-K dated Sept. 25, 1996 reporting under "Item 5. Other Events" on the agreement among Tampa Electric Company, the Office of Public Counsel and the Florida Industrial Power Users Group to resolve all regulatory issues related to a prudence review of Tampa Electric Company's Polk Power Station, extend the current base rate freeze through 1999 and provide for a temporary reduction in base rates.

     The registrant filed a Current Report on Form 8-K dated Oct. 9, 1996 reporting under "Item 5. Other Events" on the Florida Public Service Commission's vote to approve the agreement among Tampa Electric Company, the Office of Public Counsel and the Florida Industrial Power Users Group which resolves all regulatory issues related to a prudence review of Tampa Electric Company's Polk Power Station, extends the current base rate freeze through 1999 and provides for a temporary reduction in base rates.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 TECO ENERGY, INC.
                                          --------------------------------------
                                                    (Registrant)

Date: November 13, 1996                   By: /s/       A. D. OAK
                                            ------------------------------------
                                                       A. D. Oak
                                                      Senior Vice
                                                  President -- Finance,
                                              and Chief Financial Officer
                                            (Principal Accounting Officer)

                               INDEX TO EXHIBITS

EXHIBIT NO.                           DESCRIPTION OF EXHIBITS                            PAGE NO.
-----------   -----------------------------------------------------------------------    --------
  11.         Computation of earnings per common share...............................     20
  27.         Financial data schedule (EDGAR filing only)............................     --